

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

September 29, 2006



06017243

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Q3 2006 Earnings Release Notice) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com





ELECTRONICS

Q3 2006 Earnings Release Notice

Samsung Electronics will release Q3 2006 earnings results in Korean at 04:00 p.m.

on October 16, 2006. The location will be at Daehan Investment & Securities

building (Hanmaeum Hall, 3F).

※ Q3 2006 earnings conference call will be webcasted live in English at 09:00 a.m.

on October 17, 2006.


ELECTRONICS

Semi-Annual Report for the First Half of 2006

Enclosed quarterly report pursuant to article 186-3 of the Korea Securities Exchange Act, for the period between January 1 and June 30, 2006

This report outlines corporate overview, business operation, financial information, audit report, corporate governance and affiliates, stock information, management and employees, and related-party transactions.

☐ **Table of Contents**

III. Financial Information

1. Financial Summary
2. Notes to Financial Statements
3. Accounting Information
4. Financial Statements
5. Consolidated Financial Statements.
6. Financial Condition by Division
7. Financial Statements Before and After Merger & Acquisition

IV. Audit Report

1. Independent Auditor (Accountants)s' Report
2. Auditor Compensation for the Past Three Fiscal Years
3. Others

V. Corporate Governance and Affiliates

1. Corporate Governance
2. Affiliates
3. Equity Investment

VI. Stock Information

1. Shareholder Composition
2. Stock-Related Administration
3. Stock Performance and Transactions for the Last Six Months

VII. Management and Employees

1. Management
2. Employees
3. Labor Union
4. Accountants and Legal Experts

VIII. Related Party Transaction

IX. Appendix

X. Others

※ **The material information in the quarterly report for H1 '06 is as follows:**

☐ H1'06 Treasury Stock Disposal

- In H1'06, Samsung Electronics repurchased 2,527,454 common shares and 400,000 preferred shares and provided 426,967 shares of treasury stock (common shares) to option holders.
- Samsung Electronics holds 18,779,527 common shares and 2,579,693 preferred shares in treasury stock as of June 30, 2006 (16,679,040 common shares and 2,179,693 preferred shares as of December 31, 2005).

☐ Production Capability

(Unit: thousand)

Business Division	Product	Manufacturing site	H1'06 (Jan. 1 to June 30, 2006)	FY2005 (Jan. 1 to Dec. 31, 2005)	FY2004 (Jan. 1 to Dec. 31, 2004)
			Volume	Volume	Volume
Digital Media	CTV	Suwon	960	1,822	1,486
	Monitor	Suwon	146	532	1,040
	D/P	Suwon	-	-	575
	N/P	Suwon	-	-	271
	DVD Combo	Suwon	736	1,683	1,722
	Laser PRT	Gumi	201	461	375
Telecommunications	HHP	Gumi	41,880	77,410	63,910
Semi-conductor	Memory	Giheung	4,922,000	5,915,000	2,692,000
	LSI	Giheung	1,462,000	2,473,000	2,316,000
	HDD	Gumi	23,894	38,000	26,260
	DVD-W	Suwon	-	1,003	2,593
LCD	TFT-LCD	Giheung, Cheonan	79,160	120,100	93,600
Device Appliance	Air conditioner	Suwon	-	-	1,159
	Microwave	Suwon	-	-	276
	Washer	Suwon	-	-	877

- Due to transfer of production lines, production capabilities in Home Appliance, Digital Media (D/P and N/P) and Semiconductor (DVD-W) are shown as zero on a parent basis.

□ Sales by Major Product

(Unit: 100 million KRW)

Category		H1'06 (Jan. 1 to June 30, 2006)	H1'05 (Jan. 1 to June 30, 2005)	FY 2005 (Jan. 1 to Dec. 31, 2005)
CTV	Exports	7,856	6,295	13,594
	Domestic sales	4,992	3,311	7,326
	Total	12,848	9,606	20,920
Monitor	Exports	1,895	2,404	4,486
	Domestic sales	1,739	2,059	3,917
	Total	3,634	4,463	8,403
Computer	Exports	526	796	1,478
	Domestic sales	5,546	5,468	10,433
	Total	6,072	6,264	11,911
HHP	Exports	71,043	74,775	153,247
	Domestic sales	13,270	12,698	24,496
	Total	84,313	87,472	177,743
System	Exports	2,238	3,877	6,280
	Domestic sales	2,200	1,597	4,131
	Total	4,438	5,475	10,411
Memory	Exports	61,749	63,991	133,258
	Domestic sales	3,817	3,671	7,509
	Total	65,566	67,661	140,767
LCD	Exports	48,776	35,586	86,120
	Domestic sales	6,477	4,627	10,981
	Total	55,253	40,213	97,101
LSI	Exports	8,887	8,217	18,128
	Domestic sales	1,153	776	1,991
	Total	10,040	8,993	20,119
Refrigerator	Exports	2,740	2,948	5,851
	Domestic sales	3,012	2,837	7,524
	Total	5,752	5,785	13,375
HDD	Exports	10,847	7,983	18,631
	Domestic sales	726	751	1,634
	Total	11,573	8,734	20,265

□ R&D Expense

(Unit: million KRW)

Category		H1'06 (Jan. 1 to June 30, 2006)	FY 2005 (Jan. 1 to Dec. 31, 2005)	FY 2004 (Jan. 1 to Dec. 31, 2004)
Material cost		194,436	459,897	382,613
Labor cost		590,399	898,281	901,937
Depreciation cost		90,671	167,927	147,543
Outsourcing cost		333,124	829,772	767,615
Others		1,564,479	3,053,895	2,590,181
Total R&D expense		2,773,109	5,409,771	4,789,889
Accounting breakdown	SG&A	1,630,668	3,133,216	2,687,418
	COGS	1,142,441	2,276,555	2,102,471
	R&D expense (intangible assets)	-	-	-
Total R&D expense/sales ratio (total R&D expense ÷ sales x 100)		9.9%	9.4%	8.3%


Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2006 and 2005

Samsung Electronics Co., Ltd.

Interim Financial Statements

June 30, 2006 and 2005

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
June 30, 2006 and 2005 and December 31, 2005


www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of June 30, 2006, and the related non-consolidated statements of income and cash flows for the three-month periods and six-month periods ended June 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 27, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

SAMIL PRICEWATERHOUSECOOPERS

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
July 20, 2006

This report is effective as of July 20, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Assets				
Current assets				
Cash and cash equivalents	₩ 1,010,259	₩ 1,053,552	$ 1,052,353	$ 1,097,450
Short-term financial instruments	2,030,921	3,897,931	2,115,543	4,060,345
Short-term available-for-sale securities (Note 4)	1,443,906	1,917,122	1,504,069	1,997,002
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	1,810,487	1,496,939	1,885,924	1,559,311
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	537,840	842,828	560,250	877,946
Inventories, net of valuation losses (Note 6)	3,040,072	2,909,447	3,166,742	3,030,674
Short-term deferred income tax assets (Note 21)	1,154,975	907,680	1,203,099	945,500
Prepaid expenses and other current assets	1,264,470	1,197,812	1,317,155	1,247,721
Total current assets	12,292,930	14,223,311	12,805,135	14,815,949
Lease receivables under capital lease	251,289	269,179	261,759	280,395
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 9)	26,624,409	24,650,194	27,733,759	25,677,285
Long-term available-for-sale securities (Note 7)	1,118,231	977,409	1,164,824	1,018,135
Equity-method investments (Note 8)	9,546,526	8,891,880	9,944,298	9,262,375
Intangible assets, net of accumulated amortization (Note 10)	490,616	465,801	511,058	485,209
Long-term deposits and other assets (Note 11)	957,783	1,060,996	997,692	1,105,204
Total assets	₩51,281,784	₩50,538,770	$ 53,418,525	$ 52,644,552

4

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,082,248	₩ 1,867,185	$ 2,169,008	$ 1,944,984
Other accounts and notes payable	2,525,450	2,917,659	2,630,677	3,039,228
Accrued expenses (Note 13)	2,331,222	2,506,501	2,428,356	2,610,939
Income taxes payable	524,471	789,925	546,324	822,839
Other current liabilities	332,708	264,005	346,571	275,005
Total current liabilities	7,796,099	8,345,275	8,120,936	8,692,995
Foreign currency notes and bonds (Note 12)	90,335	95,557	94,099	99,539
Long-term advances received	421,625	505,950	439,193	527,031
Long-term accrued expenses (Note 13)	203,511	133,748	211,991	139,321
Deferred income tax liabilities (Note 21)	1,164,789	865,761	1,213,322	901,834
Accrued severance benefits, net	576,138	498,488	600,144	519,258
Other long-term liabilities	381,260	437,381	397,145	455,605
Total liabilities	10,633,757	10,882,160	11,076,830	11,335,583

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
June 30, 2006 and December 31, 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2006	2005	2006	2005
Commitments and contingencies (Note 14)				
Shareholders' equity				
Capital stock (Note 15)				
Common stock	₩ 778,047	₩ 778,047	$ 810,466	$ 810,466
Preferred stock	119,467	119,467	124,445	124,445
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,587,389	4,587,389
Other capital surplus	1,968,453	1,961,422	2,050,472	2,043,148
Retained earnings (Note 16)	40,002,272	37,365,892	41,669,033	38,922,804
(Net income of ₩3,393,783 million for the six-month period ended June 30, 2006 and ₩7,640,213 million in 2005)				
Capital adjustments				
Treasury stock (Note 18)	(7,593,847)	(5,970,778)	(7,910,257)	(6,219,560)
Others (Note 19)	969,742	998,667	1,010,147	1,040,277
Total shareholders' equity	40,648,027	39,656,610	42,341,695	41,308,969
Total liabilities & shareholders' equity	₩51,281,784	₩50,538,770	$ 53,418,525	$ 52,644,552

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Sales (Note 23)	₩ 14,107,860	₩ 13,587,982	$ 14,695,688	$ 14,154,148	₩ 28,067,117	₩ 27,400,167	$ 29,236,580	$ 28,541,841
Cost of sales (Note 23)	10,396,837	9,726,942	10,830,039	10,132,231	20,575,116	19,402,838	21,432,412	20,211,290
Gross profit	3,711,023	3,861,040	3,865,649	4,021,917	7,492,001	7,997,329	7,804,168	8,330,551
Selling, general and administrative expenses	2,292,984	2,211,437	2,388,525	2,303,581	4,459,976	4,197,801	4,645,809	4,372,709
Operating profit	1,418,039	1,649,603	1,477,124	1,718,336	3,032,025	3,799,528	3,158,359	3,957,842
Non-operating income								
Interest and dividend income	51,514	47,166	53,660	49,131	131,784	123,471	137,275	128,616
Commission income	66,891	46,314	69,678	48,244	137,498	93,766	143,227	97,673
Gain on disposal of available-for-sale securities	28,104	5,480	29,275	5,708	35,153	17,723	36,618	18,461
Gain on disposal of property, plant and equipment	36,040	10,326	37,542	10,756	43,835	26,070	45,661	27,156
Foreign exchange gains	115,521	122,395	120,334	127,495	193,946	141,342	202,027	147,231
Gain on foreign currency translation	2,499	7,944	2,603	8,275	98,911	108,519	103,032	113,041
Gain on valuation of equity-method investments (Note 8)	286,035	317,242	297,953	330,460	737,396	737,428	768,121	768,154
Others	77,558	90,414	80,790	94,183	167,352	182,264	174,326	189,858
	664,162	647,281	691,835	674,252	1,545,875	1,430,583	1,610,287	1,490,190

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Non-operating expenses								
Interest expense	₩ 11,766	₩ 8,604	$ 12,256	$ 8,963	₩ 23,404	₩ 17,915	$ 24,379	$ 18,661
Loss on disposal of trade accounts and notes receivable	60,522	41,894	63,044	43,640	113,410	78,822	118,135	82,106
Donations	50,894	25,277	53,015	26,330	73,336	45,023	76,392	46,899
Loss on disposal of property, plant and equipment	19,058	3,009	19,852	3,134	21,489	4,076	22,384	4,246
Foreign exchange losses	108,170	113,869	112,677	118,614	177,639	148,553	185,041	154,743
Loss on foreign currency translation	2,104	14,074	2,192	14,660	35,551	38,109	37,032	39,697
Loss on valuation of equity-method investments (Note 8)	51,215	192,975	53,349	201,016	94,505	1,032,247	98,443	1,075,257
Others	18,175	35,578	18,931	37,060	54,534	46,968	56,807	48,925
	321,904	435,280	335,316	453,417	593,868	1,411,713	618,613	1,470,534
Net income before income tax	1,760,297	1,861,604	1,833,643	1,939,171	3,984,032	3,818,398	4,150,033	3,977,498
Income tax expense (Note 21)	251,017	167,161	261,476	174,126	590,249	625,543	614,842	651,607
Net income	₩ 1,509,280	₩ 1,694,443	$ 1,572,167	$ 1,765,045	₩ 3,393,783	₩ 3,192,855	$ 3,535,191	$ 3,325,891
Basic earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 10,033	₩ 10,973	$ 10	$ 10	₩ 22,479	₩ 20,673	$ 23	$ 22
Diluted earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 9,877	₩ 10,784	$ 10	$ 10	₩ 22,122	₩ 20,335	$ 23	$ 21

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

8

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities								
Net income	₩ 1,509,280	₩ 1,694,443	$ 1,572,167	$ 1,765,045	₩ 3,393,783	₩ 3,192,855	$ 3,535,191	$ 3,325,891
Adjustments to reconcile net income to net cash provided by operating activities:								
Depreciation and amortization	1,359,761	1,277,839	1,416,418	1,331,082	2,644,493	2,460,216	2,754,680	2,562,725
Provision for severance benefits	156,237	113,816	162,747	118,558	277,210	233,537	288,760	243,268
Loss on disposal of trade accounts and notes receivable	60,522	41,894	63,044	43,640	113,410	78,822	118,135	82,106
Loss on disposal of property, plant and equipment	19,058	3,009	19,852	3,134	21,489	4,076	22,384	4,246
Gain on disposal of property, plant and equipment	(36,040)	(10,326)	(37,542)	(10,756)	(43,835)	(26,070)	(45,661)	(27,156)
Gain on disposal of available-for-sale securities	(28,104)	(5,480)	(29,275)	(5,708)	(35,153)	(17,723)	(36,618)	(18,461)
Loss on foreign currency translation	2,104	14,074	2,192	14,660	35,551	38,109	37,032	39,697
Gain on foreign currency translation	(2,499)	(7,944)	(2,603)	(8,275)	(98,911)	(108,519)	(103,032)	(113,041)
Loss on valuation of equity-method investment	51,215	192,975	53,349	201,016	94,505	1,032,247	98,443	1,075,257
Gain on valuation of equity-method investment	(173,899)	(317,242)	(181,145)	(330,460)	(487,256)	(737,428)	(507,558)	(768,154)
Deferred income taxes	(32,754)	(159,224)	(34,119)	(165,858)	(57)	(120,220)	(59)	(125,229)
Others	71,216	122,117	74,183	127,205	195,124	183,060	203,254	190,686
	2,956,097	2,959,951	3,079,268	3,083,283	6,110,353	6,212,962	6,364,951	6,471,835

9

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Changes in operating assets and liabilities:								
Increase in trade accounts and notes receivable	₩ (409,361)	₩ (109,067)	$ (426,418)	(113,611)	₩ (445,770)	₩ (311,621)	$ (464,344)	(324,605)
Decrease (increase) in other accounts and notes payable	(90,457)	3,430	(94,226)	3,573	303,974	458,274	316,640	477,369
Decrease (increase) in inventories	(56,834)	(79,839)	(59,202)	(83,166)	(307,330)	147,582	(320,135)	153,731
Increase (decrease) in trade accounts and notes payable	(56,419)	117,900	(58,770)	122,813	211,888	265,954	220,717	277,035
Increase (decrease) in other accounts and notes payable	(172,267)	(220,340)	(179,445)	(229,521)	(460,717)	(209,315)	(479,914)	(218,036)
Increase (decrease) in accrued expenses	423,250	328,569	440,885	342,259	(139,073)	(343,676)	(144,868)	(357,996)
Decrease in income taxes payable	(215,914)	(446,459)	(224,910)	(465,061)	(267,869)	(649,698)	(279,030)	(676,769)
Payment of severance benefits	(32,483)	(23,744)	(33,836)	(24,733)	(84,539)	(78,127)	(88,061)	(81,382)
Others	146,836	(106,009)	152,954	(110,427)	54,559	(277,210)	56,832	(288,760)
Net cash provided by operating activities	2,492,448	2,424,392	2,596,300	2,525,409	4,975,476	5,215,125	5,182,788	5,432,422

10

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows

For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from investing activities								
Disposal of short-term financial instruments	₩ 1,578,596	₩ 135,022	$ 1,644,371	$ 140,648	₩ 1,867,010	₩ 743,798	$ 1,944,802	$ 774,790
Proceeds from disposal of short-term available-for-sale securities	977,890	1,003,744	1,018,635	1,045,567	1,644,689	2,068,548	1,713,218	2,154,738
Acquisition of short-term available-for-sale securities	(318,885)	(1,042,180)	(332,172)	(1,085,604)	(1,077,800)	(1,380,375)	(1,122,708)	(1,437,891)
Proceeds from disposal of property, plant and equipment	158,379	69,957	164,978	72,872	192,905	106,080	200,943	110,500
Acquisition of property, plant and equipment	(2,501,117)	(1,884,407)	(2,605,330)	(1,962,924)	(4,781,771)	(5,096,396)	(4,981,011)	(5,308,746)
Proceeds from disposal of long-term available-for-sale securities	-	10,824	-	11,275	3,197	13,409	3,330	13,968
Proceeds from disposal of investments	66	85,290	69	88,844	66	239,842	69	249,835
Acquisition of long-term available-for-sale securities	(7,249)	(576)	(7,551)	(600)	(8,492)	(7,479)	(8,846)	(7,791)
Acquisition of equity-method investments	(305,477)	(87,589)	(318,205)	(91,239)	(374,218)	(654,454)	(389,810)	(681,723)
Others	(32,856)	(43,038)	(34,225)	(44,832)	(59,520)	(102,412)	(62,002)	(106,679)
Net cash used in investing activities	(450,653)	(1,752,953)	(469,430)	(1,825,993)	(2,593,934)	(4,069,439)	(2,702,015)	(4,238,999)

11

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the Three-Month and Six-Month Periods ended June 30, 2006 and 2005

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	For the three-month periods ended June 30				For the six-month periods ended June 30			
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from financing activities								
Payments of dividends	₩ -	₩ -	$ -	$ -	₩ (757,403)	₩ (772,711)	$ (788,961)	$ (804,907)
Acquisition of treasury stock	(1,768,758)	(573,888)	(1,842,456)	(597,800)	(1,768,758)	(573,888)	(1,842,456)	(597,800)
Exercise of stock option	16,717	15,369	17,413	16,009	101,326	35,530	105,547	37,010
Net cash used in financing activities	(1,752,041)	(558,519)	(1,825,043)	(581,791)	(2,424,835)	(1,311,069)	(2,525,870)	(1,365,697)
Net increase (decrease) in cash and cash equivalents	289,754	112,920	301,827	117,625	(43,293)	(165,383)	(45,097)	(172,274)
Cash and cash equivalents								
Beginning of the period	720,505	679,516	750,526	707,829	1,053,552	957,819	1,097,450	997,728
End of the period	₩1,010,259	₩792,436	$1,052,353	$825,454	₩1,010,259	₩792,436	$1,052,353	$825,454

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

12

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCD, telecommunication products, home appliances and digital media products.

The Company's shares are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of June 30, 2006, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Lee Kun-Hee	2,739,939	1.61
Hong Ra-Hee	1,083,072	0.64
Lee Jai-Yong	840,403	0.49
Samsung Corporation and other affiliated companies	18,463,911	10.85
Samsung Welfare Foundation and others	498,188	0.29

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

Equity-Method Investments
Investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits arising from intercompany transactions between the Company and its equity-method investee and subsidiaries are eliminated to the extent of the Company's ownership or in full respectively.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unreviewed financial statements of the equity-method investees since the review procedures for most of these entities are not yet completed as of the date of this review report.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to leasee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded as fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Discounts and Premiums on Debentures
The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they are incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods are transferred to the buyer. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Deferred income tax assets and liabilities
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credit and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Long-Term Receivables and Payables
Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share
Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the weighted-average number of common shares outstanding adjusted to include the potential dilutive effect of common equivalent shares outstanding.

Product Warranties
The Company accrues the estimated cost of warranty coverage at the time sales are recorded.

Asset Impairment
When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

Disclosure of Related Party Transactions
In accordance with SKFAS No. 20, *Related Party Disclosures*, which became applicable to the Company on January 1, 2006, the Company discloses key management compensation details and additional related party information, including transactions, outstanding balances and the nature of the relationships (Note 23). The comparative footnotes have not been restated to reflect this new disclosure requirements.

See Report of Independent Accountants

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩960 to US$1, the exchange rate in effect on June 30, 2006. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2005 U.S. dollar amounts, which were previously expressed at ₩1,013 and ₩1,024 to US$1, the rate in effect on December 31, 2005 and June 30, 2005, respectively, have been restated to reflect the exchange rate in effect on June 30, 2006.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)		2006		2005	Maturity
Beneficiary certificates	₩	820,171	₩	1,114,543	Within 1 year
Financial institution bonds		345,103		585,225	Within 1 year
Fair-value investments [1]		30,221		166,199	
Others		248,411		51,155	
	₩	1,443,906	₩	1,917,122	

[1] The Company holds 495,418 shares of SK Corp. representing an ownership of 0.38%.

5. Accounts and Notes Receivable

Accounts and notes receivable, and with respective allowance for doubtful accounts as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)		2006		2005
Trade accounts and notes receivable	₩	1,830,614	₩	1,513,151
Less: Allowance for doubtful accounts		(20,127)		(16,212)
	₩	1,810,487	₩	1,496,939
Other accounts and notes receivable	₩	544,121	₩	848,441
Less: Allowance for doubtful accounts		(6,276)		(5,586)
Discount to present value		(5)		(27)
	₩	537,840	₩	842,828

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of June 30, 2006 and December 31, 2005, are as follows:

(In millions of Korean won)		2006		2005
Export accounts and notes receivable with recourse	₩	4,291,907	₩	3,898,827
Export accounts and notes receivable without recourse		23,743		41,416
Trade notes receivable with recourse		-		2,167
Trade accounts receivable with recourse		1,878		2,652
Trade accounts receivable without recourse		40,551		16,997
	₩	4,358,079	₩	3,962,059

6. Inventories

Inventories, net of valuation losses, as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006		2005	
Finished goods and merchandise	₩	599,430	₩	577,241
Semi-finished goods and work-in-process		1,145,605		1,108,982
Raw materials and supplies		1,192,625		1,099,965
Materials-in-transit		102,412		123,259
	₩	3,040,072	₩	2,909,447

As of June 30, 2006, losses on valuation of inventories, where net realizable value was below cost, amounted to ₩145,945 million (December 31, 2005: ₩105,154 million).

7. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	Detail	2006				2005	
		Acquisition Cost		Recorded Book Value		Recorded Book Value	
Fair-value investments	(1)	₩	320,854	₩	997,470	₩	846,388
Cost-method investments	(2)		169,147		119,055		127,559
Government and public bonds			1,721		1,543		3,299
Funds			163		163		163
		₩	491,885	₩	1,118,231	₩	977,409

(1) Fair-value investments

Fair-value investments as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	2006					2005
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩890,797	₩ 890,797	₩ 721,993
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	52,068	52,068	71,985
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	31,875	31,875	25,961
Cheil Communications Inc.	119,949	2.61	2,920	22,730	22,730	26,449
			₩ 320,854	₩997,470	₩ 997,470	₩ 846,388

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded under a separate component of shareholders' equity as capital adjustments.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

(2) Cost-method investments

Cost-method investments as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	2006 Acquisition Cost	2006 Recorded Book Value	2005 Recorded Book Value
Related Parties					
Samsung Petrochemical Co., Ltd.	514,172	12.96	₩ 8,040	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.09	3,067	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	1,166	1,166
Samsung Semiconductor China R&D., Ltd. [1]	-	100.00	3,678	3,678	1,794
Hangzhou Samsung Eastcom Network Technology [2]	-	-	-	-	4,506
Samsung Telecommunications India [2]	-	-	-	-	5,175
Others [1]			4,479	1,547	2,254
Other Companies					
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.59	5,676	5,676	5,676
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	3,344	3,344
TU Media Corp.	3,015,195	6.90	15,076	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.26	7,732	7,732	7,732
Inphi Corporation	2,732,241	6.40	4,171	4,171	4,171
Others			39,737	3,347	3,347
			₩ 169,147	₩ 119,055	₩ 127,559

[1] As of June 30, 2006, these investments in affiliated companies were not valued using the equity method due to the immateriality of their total asset balances.

[2] As of June 30, 2006, these investments in affiliated companies, which were valued using the cost method up to December 31, 2005, have been valued using the equity method as their total assets as of December 31, 2005, exceeded ₩7,000 million.

As of June 30, 2006, the Company's investment in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

8. Equity-Method Investments

Changes in equity-method investments for the six-month period ended June 30, 2006 and year ended December 31, 2005, consist of the following:

(In millions of Korean won, except for the percentage of ownership)

	Percentage of Ownership (%)	Acquisition Cost	2006			
			Balance at Beginning of Period	Share of Investees' Profit (Loss)	Other Increase (Decrease)	Balance at End of Period
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 897,461	₩ 19,909	₩ (22,328)	₩ 895,042
Samsung Electro- Mechanics Co., Ltd.	22.80	359,237	373,051	2,841	8,015	383,907
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	541,086	12,404	-	553,490
Samsung Card Co., Ltd.	46.85	1,649,413	805,094	60,013	(13,048)	852,059
Samsung Techwin Co., Ltd.	25.46	211,726	179,044	15,928	(5,557)	189,415
Samsung SDS Co., Ltd.	21.27	12,753	79,187	19,612	(1,430)	97,369
Samsung Corning Co., Ltd.	45.29	94,263	253,342	5,681	(782)	258,241
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	629,366	182,630	(40,768)	771,228
Samsung Thales Co., Ltd.	50.00	135,000	104,520	5,330	-	109,850
Blueteck Co., Ltd.	100.00	29,993	118,408	13,870	(826)	131,452
S-LCD Corp.	50.00	1,050,000	899,271	53,097	19	952,387
Samsung Electronics America Inc.	100.00	1,062,474	367,392	361	290,486	658,239
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	100.00	43,842	81,988	(4,561)	(23,793)	53,634
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	179,384	44,226	(17,582)	206,028
Samsung Electronics (UK) Ltd.	100.00	187,907	222,447	20,195	(11,939)	230,703
PT Samsung Electronics Indonesia	99.99	56,910	122,418	4,705	(19,212)	107,911
Samsung Electronics Display (M) SDN. OMD (HSD)	75.00	21,876	105,747	18,369	(16,442)	107,674
Samsung Asia Private Ltd.	70.00	20,454	196,852	7,666	(2,410)	202,108
Samsung (China) Investment Co., Ltd.	100.00	61,023	182,600	18,574	(2,805)	198,369
Tianjin Samsung Electronics Co., Ltd.	81.07	47,931	109,792	18,627	(46,657)	81,762
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	109,995	3,112	(5,594)	107,513
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	132,838	3,222	(6,080)	129,980
Samsung Japan Co., Ltd.	50.96	54,024	43,994	5,659	(5,968)	43,685
TSST Japan Co., Ltd.	49.03	150,451	52,304	(945)	1,338	52,697
Others	-	1,725,006	2,104,299	112,366	(44,882)	2,171,783
		₩7,986,888	₩8,891,880	₩ 642,891	₩ 11,755	₩ 9,546,526

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

(In millions of Korean won, except for the percentage of ownership)

	Percentage of Ownership (%)	Acquisition Cost	2005			
			Balance at Beginning of Year	Share of Investees' Profit (Loss)	Other Increase (Decrease)	Balance at End of year
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 824,324	₩ 57,393	₩ 15,744	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	368,342	(12,260)	16,969	373,051
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	491,897	49,189	-	541,086
Samsung Card Co., Ltd.	46.85	1,649,413	750,327	(604,043)	658,810	805,094
Samsung Techwin Co., Ltd.	25.46	211,726	163,546	22,187	(6,689)	179,044
Samsung SDS Co., Ltd.	21.27	12,753	50,260	28,967	(40)	79,187
Samsung Corning Co., Ltd.	45.29	94,263	360,281	(56,318)	(50,621)	253,342
Samsung Corning Precision Glass Co., Ltd.	41.85	116,140	450,584	313,428	(134,646)	629,366
Samsung Thales Co., Ltd.	50.00	135,000	88,578	15,942	-	104,520
Blueteck Co., Ltd.	100.00	29,993	98,907	17,970	1,531	118,408
S-LCD Corp.	50.00	1,050,000	1,020,781	(121,496)	(14)	899,271
Samsung Electronics America Inc.	100.00	752,109	407,747	(23,685)	(16,670)	367,392
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	100.00	43,842	68,841	9,194	3,953	81,988
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	183,281	40,959	(44,856)	179,384
Samsung Electronics (UK) Ltd.	100.00	187,907	224,941	24,010	(26,504)	222,447
PT Samsung Electronics Indonesia	99.99	56,910	102,330	29,305	(9,217)	122,418
Samsung Electronics Display (M) SDN. OMD (HSD)	75.00	21,876	81,105	37,034	(12,392)	105,747
Samsung Asia Private Ltd.	70.00	20,454	184,863	13,314	(1,325)	196,852
Samsung (China) Investment Co., Ltd.	100.00	61,023	159,968	30,580	(7,948)	182,600
Tianjin Samsung Electronics Co., Ltd.	81.07	47,931	70,664	52,348	(13,220)	109,792
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	51,828	84,864	(26,697)	109,995
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	128,004	4,868	(34)	132,838
Samsung Japan Co., Ltd.	50.96	54,024	42,780	15,082	(13,868)	43,994
TSST Japan Co., Ltd.	49.00	150,451	107,896	(59,947)	4,355	52,304
Others	-	1,710,279	1,871,136	189,956	43,207	2,104,299
		₩ 7,597,943	₩ 8,353,211	₩ 158,841	₩ 379,828	₩ 8,891,880

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

Financial information of significant investee companies as of and for the six-month period ended June 30, 2006 and year ended December 31, 2005, are as follows:

(In millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
			2006	
Samsung SDI Co., Ltd.	₩ 5,699,568	₩ 1,092,234	₩ 2,504,677	₩ 82,927
Samsung Electro-Mechanics Co., Ltd.	2,912,671	1,179,860	1,151,204	45,756
Samsung Kwangju Electronics Co., Ltd.	812,304	219,369	954,869	11,391
Samsung Card Co., Ltd.	11,097,497	9,534,685	1,194,946	128,084
Samsung Techwin Co., Ltd.	1,677,262	923,607	1,281,893	64,639
Samsung SDS Co., Ltd.	1,062,864	484,782	952,427	100,416
Samsung Corning Co., Ltd.	741,048	169,715	252,196	12,525
Samsung Corning Precision Glass Co., Ltd.	2,212,560	319,976	970,836	451,830
Samsung Thales Co., Ltd.	342,948	122,347	223,937	10,884
Blueteck Co., Ltd.	153,204	16,679	14,979	7,673
S-LCD Corp.	2,606,544	647,645	1,990,344	98,012
Samsung Electronics America Inc.	2,091,716	1,342,697	3,993,620	(5,862)
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	163,933	92,268	168,295	1,592
Samsung Electronics Hungarian RT. Co., Ltd.	535,921	307,265	750,689	52,480
Samsung Electronics (UK) Ltd.	563,814	314,904	1,295,806	21,441
PT Samsung Electronics Indonesia	279,557	161,497	399,379	8,570
Samsung Electronics Display (M) SDN. OMD (HSD)	251,304	100,347	391,631	23,766
Samsung Asia Private Ltd.	1,222,109	908,549	2,482,941	9,839
Samsung (China) Investment Co., Ltd.	361,825	154,681	612,438	17,797
Tianjin Samsung Electronics Co., Ltd.	251,381	148,030	260,743	27,472
Tianjin Samsung Telecom Technology Co., Ltd.	564,046	378,547	1,264,980	52,597
Samsung Electronics Suzhou LCD Co., Ltd.	146,360	11,476	34,956	2,899
Samsung Japan Co., Ltd.	1,731,806	1,507,665	4,616,444	15,223
TSST Japan Co., Ltd.	301,785	271,101	632,640	12,475
Others	11,001,703	7,728,339	22,820,677	209,146

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

	2005			
(In millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩ 5,729,771	₩ 1,157,894	₩ 5,718,899	₩ 240,074
Samsung Electro-Mechanics Co., Ltd.	2,774,120	1,098,202	2,231,204	(67,291)
Samsung Kwangju Electronics Co., Ltd.	764,507	182,963	2,246,642	54,781
Samsung Card Co., Ltd.	12,838,904	11,376,815	2,417,088	(1,301,251)
Samsung Techwin Co., Ltd.	1,624,359	912,420	2,391,351	86,444
Samsung SDS Co., Ltd.	953,142	472,665	1,875,222	147,796
Samsung Corning Co., Ltd.	700,016	139,356	615,051	(144,706)
Samsung Corning Precision Glass Co., Ltd.	1,997,442	459,687	1,702,944	780,015
Samsung Thales Co., Ltd.	348,684	138,967	452,665	27,265
Blueteck Co., Ltd.	159,053	29,076	133,547	21,129
S-LCD Corp.	2,743,325	882,476	2,009,414	(213,622)
Samsung Electronics America Inc.	1,574,582	1,077,868	8,291,434	(49,752)
Samsung Electronics Latinoamerica Panama (Zona Libre) S.A.	169,885	75,720	281,813	8,127
Samsung Electronics Hungarian RT. Co., Ltd.	608,272	414,424	1,070,300	40,855
Samsung Electronics (UK) Ltd.	552,466	313,057	2,654,303	20,214
PT Samsung Electronics Indonesia	300,047	171,345	1,021,527	29,082
Samsung Electronics Display (M) SDN. OMD (HSD)	262,998	112,322	912,999	48,652
Samsung Asia Private Ltd.	1,197,362	894,024	6,042,891	25,979
Samsung (China) Investment Co., Ltd.	298,128	102,342	962,878	36,890
Tianjin Samsung Electronics Co., Ltd.	244,343	104,165	607,354	70,166
Tianjin Samsung Telecom Technology Co., Ltd.	357,247	218,129	2,666,562	100,421
Samsung Electronics Suzhou LCD Co., Ltd.	157,801	19,737	65,372	5,970
Samsung Japan Co., Ltd.	1,597,270	1,376,643	8,853,077	16,031
TSST Japan Co., Ltd.	358,492	342,997	1,466,305	(92,964)
Others	10,843,204	7,672,884	43,143,487	410,166

Market value information of publicly listed investee companies as of June 30, 2006 and December 31, 2005, are as follows:

	2006		2005	
(In millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 605,235	₩ 895,042	₩ 1,081,441	₩ 897,461
Samsung Electro-Mechanics Co., Ltd.	578,564	383,907	680,299	373,051
Samsung Techwin Co., Ltd.	510,691	189,415	353,857	179,044

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

9. Property, Plant and Equipment

Property, plant and equipment as of June 30, 2006 and 2005, and its movements for the six-month periods then ended, consist of the following:

(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
			2006			
Balance at January 1, 2006	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194
Acquisition	81	6,658	47,558	4,693,196	34,278	4,781,771
Transfer	4,791	739,187	3,872,217	(4,712,706)	96,511	-
Disposal	(61,073)	(75,111)	(28,240)	-	(5,517)	(169,941)
Depreciation	-	(173,338)	(2,296,324)	-	(112,541)	(2,582,203)
Others	-	(316)	(4,459)	(53,489)	2,852	(55,412)
Balance at June 30, 2006	₩2,517,031	₩5,310,323	₩14,245,809	₩ 3,846,127	₩ 705,119	₩26,624,409

(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
			2005			
Balance at January 1, 2005	₩2,058,816	₩4,128,235	₩11,354,149	₩ 1,554,377	₩ 632,230	₩19,727,807
Acquisition	3,723	615	112,155	4,931,117	48,786	5,096,396
Transfer	504,083	461,678	3,967,670	(5,040,171)	106,740	-
Disposal	(2,921)	(17,590)	(57,190)	-	(5,808)	(83,509)
Depreciation	-	(137,666)	(2,166,575)	-	(103,650)	(2,407,891)
Others	-	(22)	(1,461)	(37,028)	906	(37,605)
Balance at June 30, 2005	₩2,563,701	₩4,435,250	₩13,208,748	₩ 1,408,295	₩ 679,204	₩22,295,198

See Report of Independent Accountants

Property, plant and equipment as of June 30, 2006 and 2005, and its movements for the three-month periods then ended, consist of the following:

(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
2006						
Balance at April 1, 2006	₩2,572,468	₩5,158,453	₩13,374,569	₩ 3,828,317	₩ 702,693	₩25,636,500
Acquisition	24	3,186	7,735	2,474,209	15,963	2,501,117
Transfer	609	311,421	2,058,182	(2,413,649)	43,437	-
Disposal	(56,070)	(73,007)	(13,809)	-	(2,167)	(145,053)
Depreciation	-	(89,646)	(1,180,449)	-	(57,659)	(1,327,754)
Others	-	(84)	(419)	(42,750)	2,852	(40,401)
Balance at June 30, 2006	₩2,517,031	₩5,310,323	₩14,245,809	₩ 3,846,127	₩ 705,119	₩26,624,409

(In millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-In-Progress and Machinery-In-Transit	Others	Total
2005						
Balance at April 1, 2005	₩2,206,197	₩4,157,486	₩11,334,072	₩ 3,391,515	₩ 654,510	₩21,743,780
Acquisition	505	351	66,489	1,795,764	21,298	1,884,407
Transfer	359,530	365,893	2,974,442	(3,759,375)	59,510	-
Disposal	(2,531)	(17,355)	(38,679)	-	(3,682)	(62,247)
Depreciation	-	(71,124)	(1,126,083)	-	(53,534)	(1,250,741)
Others	-	(1)	(1,493)	(19,609)	1,102	(20,001)
Balance at June 30, 2005	₩2,563,701	₩4,435,250	₩13,208,748	₩ 1,408,295	₩ 679,204	₩22,295,198

See Report of Independent Accountants

10. Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2006 and 2005, are as follows:

(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
		2006		
Balance at January 1, 2006	₩ 1,717	₩ 231,073	₩ 233,011	₩ 465,801
Acquisition [1]	-	33,190	53,921	87,111
Disposal	-	(1)	(5)	(6)
Amortization	(678)	(26,854)	(34,758)	(62,290)
Balance at June 30, 2006	₩ 1,039	₩ 237,408	₩ 252,169	₩ 490,616

(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
		2005		
Balance at January 1, 2005	₩ 3,673	₩ 211,842	₩ 183,861	₩ 399,376
Acquisition [1]	-	40,493	47,725	88,218
Disposal	-	(47)	(161)	(208)
Amortization	(1,278)	(24,880)	(26,167)	(52,325)
Balance at June 30, 2005	₩ 2,395	₩ 227,408	₩ 205,258	₩ 435,061

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

Changes in intangible assets for the three-month periods ended June 30, 2006 and 2005, are as follows:

(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
2006				
Balance at April 1, 2006	₩ 1,378	₩ 233,749	₩ 240,857	₩ 475,984
Acquisition [1]	-	17,306	29,337	46,643
Disposal	-	(1)	(3)	(4)
Amortization	(339)	(13,646)	(18,022)	(32,007)
Balance at June 30, 2006	₩ 1,039	₩ 237,408	₩ 252,169	₩ 490,616

(In millions of Korean won)	Goodwill	Intellectual Property Rights	Others	Total
2005				
Balance at April 1, 2005	₩ 3,034	₩ 223,399	₩ 193,512	₩ 419,945
Acquisition [1]	-	16,657	25,560	42,217
Disposal	-	(3)	-	(3)
Amortization	(639)	(12,645)	(13,814)	(27,098)
Balance at June 30, 2005	₩ 2,395	₩ 227,408	₩ 205,258	₩ 435,061

[1] Acquisitions include amounts transferred from other accounts such as construction-in-progress.

11. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006	2005
Long-term financial instruments	₩ 57	₩ 57
Long-term trade receivables, net	3,261	4,794
Long-term loans receivables, net	134,119	115,253
Long-term guarantee deposits	433,030	423,165
Long-term prepaid expenses	387,316	517,727
	₩ 957,783	₩ 1,060,996

12. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	Due Date	2006		2005	
US$ denominated					
straight bonds (A)	October 1, 2027	₩	96,030	₩	101,300
Less: Discounts			(5,695)		(5,743)
		₩	90,335	₩	95,557

(A) US$ denominated straight bonds

On October 2, 1997, the Company issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

13. Liability Provisions

Changes in main liability provisions for the six-month period ended June 30, 2006, are as follows:

(In millions of Korean won)	Reference	January 1, 2006	Increase	Decrease	June 30, 2006
Warranty reserves	(A)	₩202,448	₩184,856	₩142,965	₩244,339
Royalty expenses	(B)	821,798	192,577	128,690	885,685
Incentives	(C)	133,579	724,593	126,655	731,517

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the progress of the agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the cumulative estimated incentive cost for the relevant periods. The incentive is expected to be paid starting 2008.

The Company granted productivity incentives and profit sharing to its employees and directors based on their performance and has made a provision for the estimated incentive cost for the six-month period ended June 30, 2006. This incentive is expected to be paid within one year.

See Report of Independent Accountants

14. Commitments and Contingencies

(A) As of June 30, 2006, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩7,874 million and US$857.342 million on number of facilities with a maximum limit of US$1,986 million.

(B) As of June 30, 2006, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a combined maximum limit of ₩195,000 million.

(C) As of June 30, 2006, the Company has trade notes receivable discounting facilities with two Korean banks, including Korea First Bank with a combined limit of up to ₩90,000 million; a trade financing agreement with 19 Korean banks, including Shinhan bank for up to US$8,254 million; a credit sales facility agreement with five Korean banks, including Woori Bank; and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where extensions have been granted on the due dates. In addition, the Company also has collateral loan facilities on accounts receivables with four banks, including Woori Bank for up to ₩1,000,000 million.

(D) As of June 30, 2006, the Company holds a contract to sell NAND Flash Memory components to Apple computer, Inc. from years 2007 to 2009. The Company received ₩505,950 million as an advance payment for the contract, and has recognized this amount as long-term advances received (including current portion).

(E) In 2002, the United States' Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, including Samsung Semiconductor Inc.(SSI), a US subsidiary of the Company. The Company and SSI entered into a plea agreement with the US Department of Justice on November 30, 2005, and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$ 300 million in its balance sheet.

Following the announcement of the Justice Department investigation, several civil class action cases were filed against the Company and SSI. Accordingly, SSI has recognized expenses amounting to US$ 67 million related to the civil actions for the year ended December 31, 2005. SSI has recognized additional expenses amounting to US$ 93.5 million for further potential losses. The Company's management believes that, although the outcome of these cases are uncertain and the results could differ from the current estimates, the difference from the actual resolution will not have a material adverse effect on the operations or financial position of the Company.

(F) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999.   In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI.   The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors.   Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates.   In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares have not been completed   and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest.   Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this civil action is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(G) As of June 30, 2006, the Company has been named as the defendant in ten overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Sony Erricsson Mobile Communications Inc., Orion IP, LLC., Agere systems Inc., Fujinon Corporation and Rambus Inc. for alleged patent infringements, and as a plaintiff in six overseas legal actions against Quanta Computer, Compal Electronics Inc., Matsushita Electric Industrial Co., Ltd, International Rectifier Corporation, Sony Erricsson Mobile Communications Inc. and Rambus Inc. for alleged patent infringements. In addition, the Company is involved in two legal actions as the defendant against the creditors of Sonicblue Inc. and Getronics Wang., LLC. for certain alleged debts.

Domestic legal actions involving the Company include eight cases as the plaintiff with total claims amounting to approximately ₩4,168 million and 23 cases as the defendant, excluding the Samsung Motors Inc. case mentioned in (F), amounting to approximately ₩92,719 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of June 30, 2006, the Company's management believes that, although the outcome of these matters are uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

15. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend of 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively, while the debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2005, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock were retired over three tranches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, in overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of June 30, 2006, outstanding global depositary receipts consist of 27,620,798 shares representing common stock which are equivalent to 13,810,399 common shares' and 7,933,998 shares representing preferred stock equivalent to 3,966,999 non-voting preferred shares.

As of June 30, 2006, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

16. Retained Earnings

Retained earnings as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)	2006	2005
Appropriated		
Legal reserve [1]	₩ 450,789	₩ 450,789
Reserve for business rationalization	7,512,101	6,512,101
Reserve for improvement of financial structure [2]	204,815	204,815
Reserve for overseas market development	510,750	510,750
Reserve for overseas investment losses	164,982	164,982
Reserve for research and human resource development	18,936,458	14,936,458
Reserve for export losses	167,749	167,749
Reserve for loss on disposal of treasury stock	2,000,000	1,350,000
Reserve for capital expenditure	6,660,815	5,504,657
	36,608,459	29,802,301
Unappropriated	3,393,813	7,563,591
	₩ 40,002,272	₩ 37,365,892

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

17. Dividends

On June 30, 2006, the Company declared a 10% interim cash dividend amounting to ₩76,652 million to shareholders of common and preferred stocks for the six-month period ended June 30, 2006.

Dividends for the six-month periods ended June 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won except for par value)		2006	2005
Number of shares	common shares	128,519,810 shares	132,435,367 shares
	preferred shares	20,253,734 shares	20,868,071 shares
Par value		5,000 won	5,000 won
Dividend ratio		10 %	10 %
Cash dividends	common shares	₩ 64,260	₩ 66,218
	preferred shares	10,127	10,434
		₩ 74,387	₩ 76,652

18. Treasury Stock

As of June 30, 2006, the Company holds 18,779,527 common shares and 2,579,693 preferred shares as treasury stocks recorded as a capital adjustment.

19. Other Capital Adjustments

Other capital adjustments as of June 30, 2006 and December 31, 2005, consist of the following:

(In millions of Korean won)		2006		2005
Gain on valuation of available-for-sale securities	₩	497,924	₩	384,309
Loss on valuation of available-for-sale securities		(606)		(23,526)
Gain on valuation of equity-method investments		486,121		498,476
Loss on valuation of equity-method investments		(592,593)		(477,416)
Stock option compensation		578,896		616,824
	₩	969,742	₩	998,667

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

20. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Date of the Grant								
Quantity, net of forfeitures and exercises	1,021,895	1,463,437	617,157	85,382	274,324	560,649	10,000	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10 years	3~10 years	2~10 years	2~10 years	2~10 years	2~10 years	2~4 years	2~10 years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.
[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Date of the Grant								
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

The compensation expense related to stock options amounted to ₩15,881 for the six-month period ended June 30, 2006, and is estimated to be ₩1,369 for the periods thereafter.

See Report of Independent Accountants

39

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

21. Income Tax Expense

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 27.5%.

Income tax expense for the six-month periods ended June 30, 2006 and 2005, consists of the following:

(In millions of Korean won)		2006		2005
Current income tax	₩	590,205	₩	748,686
Increase in deferred income taxes		2,459		(120,220)
Items charged directly to shareholders' equity		(2,415)		(2,923)
	₩	590,249	₩	625,543

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2006 and 2005:

(In millions of Korean won)		2006		2005
Income before tax	₩	3,984,032	₩	3,818,398
Statutory tax rate		27.5%		27.5%
Expected taxes at statutory rate		1,095,609		1,050,059
Tax credit		(464,094)		(589,939)
Others, net		(41,266)		165,423
Actual taxes	₩	590,249	₩	625,543
Effective tax rate		14.82%		16.38%

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as June 30, 2006, are as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(2,038,850)	₩ -	₩(2,038,850)	₩ (560,684)	₩ -	₩(560,684)	₩ (80,204)	₩ (480,480)
Equity-method investments	(1,280,755)	(393,966)	(1,674,721)	(287,202)	(29,470)	(316,672)	-	(316,672)
Depreciation	(684,996)	(186,075)	(871,071)	(188,374)	(51,171)	(239,545)	-	(239,545)
Capitalized interest expense	(141,647)	3,681	(137,966)	(38,953)	1,012	(37,941)	-	(37,941)
Accrued income	(219,752)	(64,680)	(284,432)	(60,432)	(17,787)	(78,219)	(78,219)	-
Accrued expenses	1,374,401	515,477	1,889,878	377,960	141,757	519,717	463,751	55,966
Deferred foreign exchange gains	25,251	(3,812)	21,439	6,944	(1,048)	5,896	-	5,896
Impairment losses on investments	55,872	(5,470)	50,402	15,365	(1,504)	13,861	-	13,861
Others	61,817	3,706	65,523	17,000	1,019	18,019	(2,129)	20,148
	₩(2,848,659)	₩ (131,139)	₩(2,979,798)	₩ (718,376)	₩ 42,808	₩(675,568)	₩ 303,199	₩ (978,767)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ (4,484)	₩ 925,119	₩ 897,144	₩(42,752)	₩ 854,392	₩ 854,392	₩ -
Gain on valuation of available-for-sale securities	₩ (530,082)	₩ (156,710)	₩ (686,792)	₩ (145,772)	₩(43,096)	₩(188,868)	₩ (2,797)	₩ (186,071)
Loss on valuation of available-for-sale securities	32,450	(31,614)	836	8,924	(8,694)	230	181	49
Total	₩ (497,632)	₩ (188,324)	₩ (685,956)	₩ (136,848)	₩(51,790)	₩(188,638)	₩ (2,616)	₩ (186,022)
						₩ (9,814)	₩1,154,975	₩(1,164,789)

The Company periodically assesses its ability to realize deferred income tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to realize such assets, a valuation allowance is recorded to reduce the assets to their estimated realizable value.

The Company did not recognize the income tax effect of a ₩411,691 million temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revaluation.

The Company did not recognize the income tax effect of a ₩523,187 million temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

See Report of Independent Accountants

The income tax effect of temporary differences, including available tax credit carryforwards, comprising the deferred income tax assets and liabilities as of June 30, 2005, are as follows:

(In millions of Korean won)	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩(1,554,362)	₩ (92,005)	₩(1,646,367)	₩ (427,449)	₩(25,302)	₩(452,751)	₩ -	₩ (452,751)
Equity-method investments	(1,443,752)	517,448	(926,304)	(269,864)	(17,467)	(287,331)	-	(287,331)
Depreciation	(325,324)	(191,473)	(516,797)	(89,464)	(52,655)	(142,119)	-	(142,119)
Capitalized interest expense	(166,004)	14,767	(151,237)	(45,651)	4,061	(41,590)	-	(41,590)
Accrued income	(200,208)	7,271	(192,937)	(55,057)	1,999	(53,058)	(53,058)	-
Accrued expenses	1,112,655	279,965	1,392,620	305,980	76,990	382,970	382,970	-
Deferred foreign exchange gains	37,553	(7,207)	30,346	10,327	(1,982)	8,345	-	8,345
Impairment losses on investments	111,362	(45,156)	66,206	30,625	(12,418)	18,207	-	18,207
Others	43,154	6,911	50,065	11,866	1,902	13,768	1,974	11,794
	₩(2,384,926)	₩ 490,521	₩(1,894,405)	₩ (528,687)	₩(24,872)	₩(553,559)	₩ 331,886	₩ (885,445)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 565,227	₩ 161,213	₩ 726,440	₩ 508,704	₩ 145,092	₩ 653,796	₩ 653,796	₩ -
Gain on valuation of available-for-sale securities	₩ -	₩ (151,186)	₩ (151,186)	₩ -	₩(41,920)	₩ (41,920)	₩ (1,737)	₩ (40,183)
Loss on valuation of available-for-sale securities	-	22,041	22,041	-	6,407	6,407	6,407	-
Gain on valuation of equity-method investments	-	(584,629)	(584,629)	-	(23,606)	(23,606)	-	(23,606)
Loss on valuation of equity-method investments	-	609,782	609,782	-	47,540	47,540	-	47,540
Total	₩ -	₩ (103,992)	₩ (103,992)	₩ -	₩(11,579)	₩ (11,579)	₩ 4,670	₩ (16,249)
						₩ 88,658	₩ 990,352	₩ (901,694)

See Report of Independent Accountants

22. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the six-month periods ended June 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2006**	**2005**
Net income as reported on the statements of income	₩ 3,393,783	₩ 3,192,855
Adjustments:		
Dividends for preferred stock	(61,268)	(63,126)
Undeclared participating preferred stock dividend	(401,193)	(371,945)
Net income available for common stock	2,931,322	2,757,784
Weighted-average number of common shares outstanding	130,401,255	133,397,246
Earnings per share	₩ 22,479	₩ 20,673

Diluted earnings per share for the six-month periods ended June 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	**2006**	**2005**
Net income available for common stock	₩ 2,931,322	₩ 2,757,784
Adjustment:		
Compensation expense for stock options	-	2,437
Net income available for common stock and common equivalent shares	2,931,322	2,760,221
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	132,504,642	135,740,446
Diluted earnings per share	₩ 22,122	₩ 20,335

Basic earnings per share for the three-month periods ended June 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income as reported on the statements of income	₩ 1,509,280	₩ 1,694,443
Adjustments:		
Dividends for preferred stock	(30,634)	(31,563)
Undeclared participating preferred stock dividend	(175,055)	(199,315)
Net income available for common stock	1,303,591	1,463,565
Weighted-average number of common shares outstanding	129,931,902	133,382,131
Earnings per share	₩ 10,033	₩ 10,973

Diluted earnings per share for the three -month periods ended June 30, 2006 and 2005, are calculated as follows:

(In millions of Korean won, except per share and number of share amounts)	2006	2005
Net income available for common stock	₩ 1,303,591	₩ 1,463,565
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	1,303,591	1,463,565
Weighted-average number of shares of common stock and common equivalent shares outstanding	131,984,023	135,710,674
Diluted earnings per share	₩ 9,877	₩ 10,784

[1] Common equivalent shares

	2006		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,103,387	181/181	2,103,387

	2005		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,343,200	181/181	2,343,200

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in the diluted earnings per share calculation.

Basic earnings per share and diluted earnings per share for the year ended December 31, 2005, were ₩49,970 and ₩49,128, respectively.

Basic earnings per share and diluted earnings per share for the three-month period ended March 31, 2006, were ₩12,436 and ₩12,231, respectively.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

23. Related Party Transactions

Consolidated subsidiaries as of June 30, 2006, are as follows:

Location	Subsidiaries
Korea	Samsung Kwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd
	Steco Co., Ltd.
	Semes Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza
	Blueteck Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corporation
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. De C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor Inc. (SSI)
	Samsung Information Systems America Inc. (SISA)
	Samsung Telecommunications America Inc. (STA)
	Samsung International Inc. (SII)
	Samsung Austin Semiconductor, LLC. (SAS)
	Samsung Mexicana S.A. De C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica Da Amazonia LTDA. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A.DE C.V.

Location	Subsidiaries
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A. (SEP)
	Samsung Electronics France S.A. (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)
	Samsung Electronics Italia S.P.A. (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics Poland, SP.ZO.O (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	Closed Joint Stock Company Samsung Electronics Russia (SER)
	Samsung Electronics Slovakia s.r.o (SESK)
	Samsung Russia Service Center, Ltd. (SRSC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Austria Gmbh
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Manufacturing (UK) Ltd.
	Samsung Electronics Kazakhstan LLP
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	P.T. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)
	Samsung Electronics Malaysia SDN.BHD. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics Co., Ltd. (SGE)
	Samsung India Electronics Ltd. (SIEL)
	Thai-Samsung Electronics Co. Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronic Philippine Manufacturing Corp. (SEPHIL)
	Samsung Japan Co., Ltd. (SJC)
	P.T. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics SDN BHD (SME)
	Samsung India Software Operations Pvt. Ltd. (SISO)
	Samsung Telecommunications India (STI)

See Report of Independent Accountants

Location	Subsidiaries
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP)
	(formerly known as Shandong-Samsung Telecommunications Co., Ltd. (SST))
	Samsung Electronics Souzhou Semiconductor Co., Ltd. (SESS)
	Souzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co.,Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co.,Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd (SEHF)
	Samsung Electronics Beijing Service Co., Ltd. (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Beijing Samsung Telecom. R&D Center.
	Samsung Electronics China R&D Center
	Samsung Semiconductor China R&D., Ltd.

Significant transactions with related parties for the six-month periods ended June 30, 2006 and 2005, and the related receivables and payables as of June 30, 2006 and December 31, 2005, are as follows:

(In millions of Korean won)

	2006			
	Sales	**Purchases**	**Receivables**	**Payables**
Subsidiaries				
S-LCD Corporation	₩ 474,421	₩1,028,510	₩ 357,139	₩ 225,832
Samsung Kwangju Electronics Co., Ltd.	18,064	882,363	1,127	244,392
Samsung Japan Co., Ltd.	2,121,178	955,880	45,002	246,761
Samsung Telecommunications America Inc.	615,793	165,138	7,401	71,364
Samsung Electronics Taiwan Co., Ltd.	1,705,839	253,926	17,010	21,732
Samsung Semiconductor Inc.	3,127,100	1,428	32,695	-
Samsung Asia Private Ltd.	1,178,632	434,686	10,735	35,174
Samsung Electronics Hong Kong Co., Ltd.	978,020	534,513	5,324	46,352
Samsung Electronics America Inc.	312,234	631,491	4,506	65,670
Samsung Semiconductor Europe GmbH	1,835,544	851	8,012	1,537
Samsung Electronics Overseas B.V.	746,813	15,165	3,233	9,270
Samsung Electronics (UK) Ltd.	637,933	102,266	2,144	10,083
Samsung Electronics France S.A.	483,191	2,703	109	472
Samsung Semiconductor Europe Limited	553,633	75	7,898	80
Samsung International Inc.	284,974	6,569	114,511	602
Samsung Electronics Italia S.P.A.	503,018	1,852	5,898	3,511
Tianjin Samsung Telecom Technology Co., Ltd.	1,082,877	1	86,914	-
Samsung Electronics Suzhou Computer Co., Ltd.	84,270	140,229	5,816	13,847
Others	5,377,133	1,427,417	345,811	391,190
	₩22,120,667	₩6,585,063	₩1,061,285	₩1,387,869

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

(In millions of Korean won)

	Sales	Purchases	Receivables	Payables
Equity Investees				
Samsung SDI Co., Ltd.	₩ 90,071	₩ 716,055	₩ 16,771	₩ 156,377
Samsung SDS Co., Ltd.	17,362	320,872	11,561	109,687
Samsung Electro-Mechanics Co., Ltd.	21,526	532,654	6,243	105,573
Samsung Corning Precision Glass Co., Ltd	397	332,955	10,211	32,476
Samsung Techwin Co., Ltd.	27,988	259,001	21,290	53,459
Seoul Commtech Co., Ltd	3,152	39,105	522	22,847
Others	4,401	106,194	24,766	37,979
	₩ 164,897	₩2,306,836	₩ 91,364	₩ 518,398
Others				
Samsung Corporation	₩ 15,132	₩ 650,305	₩ 29,192	₩ 348,738
iMarketKorea Inc.	22,524	160,100	18,611	106,416
Samsung Life Insurance Co., Ltd.	19,409	5,184	21,009	455
Cheil Communications Inc.	617	131,739	31	151,648
Samsung Everland	834	104,566	212,326	31,448
Samsung Heavy Industries Ltd.	5,820	83,868	10,374	40,110
Samsung Fire & Marine Insurance Co., Ltd.	9,427	41,971	759	5,850
Samsung America Inc.	-	22,972	-	250,823
Samsung Deutschland GmbH	-	498,393	-	45,831
Others	58,388	134,192	8,841	45,880
	₩ 132,151	₩1,833,290	₩ 301,143	₩1,027,199

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

(In millions of Korean won)	2005			
	Sales	Purchases	Receivables	Payables
Local Companies				
Samsung Corporation	₩ 25,962	₩ 800,644	₩ 37,791	₩ 402,303
Samsung SDI Co., Ltd.	131,624	842,890	24,347	189,104
Samsung Kwangju Electronics Co., Ltd.	39,043	1,145,181	1,818	291,988
S-LCD Corporation	362,548	129,908	375,505	185,947
Samsung Electro-Mechanics Co., Ltd.	8,917	479,750	9,875	83,243
Living Plaza	397,065	2,466	863	14,976
Samsung SDS Co., Ltd.	18,160	271,036	10,079	128,190
Samsung Electronics Logitech Co., Ltd.	529	364,472	256	44,243
Samsung Electronics Service Co., Ltd.	48,968	121,486	64,439	102,859
Samsung Corning Precision Glass Co., Ltd	888	268,256	1,455	42,680
Samsung Techwin Co., Ltd.	10,164	234,948	16,327	51,256
Samsung Everland	549	100,041	212,021	35,754
Cheil Communications Inc.	557	130,897	122	200,476
iMarketKorea Inc.	25,608	130,250	14,891	93,086
Blueteck Co., Ltd.	1,727	72,432	16	7,184
Samsung Heavy Industries Ltd.	3,325	62,237	6,950	32,873
Seoul Commtech Co., Ltd.	3,071	72,741	1,320	36,528
Samsung Networks Inc.	4,706	44,299	2,373	18,790
Other local companies	33,627	482,564	68,369	232,717
	₩1,117,038	₩5,756,498	₩ 848,817	₩2,194,197

(In thousands of U.S. dollars)

| | **2005** | | | |
	Sales	**Purchases**	**Receivables**	**Payables**
Foreign Companies				
Samsung Japan Co., Ltd.	$ 1,607,877	$ 1,205,045	$ 102,846	$ 161,010
Samsung Semiconductor Inc.	2,894,697	2,857	74,038	-
Samsung Telecommunications America Inc.	936,896	130,930	288	207,101
Samsung Electronics Taiwan Co., Ltd.	1,587,704	165,712	5,331	20,550
Samsung Semiconductor Europe GmbH	1,678,303	-	16,846	3,284
Samsung Electronics Hong Kong Co., Ltd.	866,904	454,546	11,814	53,926
Samsung Asia Private Ltd.	1,131,305	317,160	16,793	50,340
Tianjin Samsung Telecom Technology Co., Ltd.	1,044,854	7	51,574	3
Samsung Electronics America Inc.	158,213	589,368	3,987	97,041
Samsung Electronics Overseas B.V.	822,868	-	22,540	12,824
Samsung Semiconductor Europe Limited	619,946	-	12,847	225
Samsung Electronics (UK) Ltd.	702,737	90,117	2,213	28,974
Other foreign companies	5,999,494	541,959	374,003	239,464
	$ 20,051,798	$ 3,497,701	$ 695,120	$ 874,742

As of June 30, 2006, lease receivables under capital lease amounting to ₩251,289 million (December 31, 2005: ₩269,179 million) are included in the receivables from S-LCD Corporation.

As of June 30, 2006, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩506,568 million (December 31, 2005: ₩904,314 million).

Key Management Compensation

For the six-month period ended June 30, 2006, The Company recognized expenses for short-term benefits of ₩12,214 million (including provision for short-term incentives), long-term benefits of ₩3,845 million and severance benefits of ₩5,513 million as key management compensation. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and control of Company operations.

24. Research and Development Costs

Research and development costs incurred and expensed for the six-month periods ended June 30, 2006 and 2005, consist of the following:

(In millions of Korean won)	**2006**		**2005**	
Research expenses	₩	1,127,324	₩	1,062,008
Ordinary development expenses		1,645,785		1,611,071
	₩	2,773,109	₩	2,673,079

See Report of Independent Accountants

52

25. Segment Information

A summary of financial data by business segment and geographic area as of and for the six-month periods ended June 30, 2006 and 2005, follows:

(In millions of Korean won)	2006 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 3,216,769	₩ 8,876,486	₩ 8,751,302	₩ 5,525,268	₩ 1,461,150	₩ 236,142
Intersegment sales	26,315	1,849	875,238	511,151	3,000	52,146
	₩ 3,243,084	₩ 8,878,335	₩ 9,626,540	₩ 6,036,419	₩ 1,464,150	₩ 288,288
Operating profit (loss)	₩ (112,833)	₩ 869,540	₩ 2,098,803	₩ 182,377	₩ (21,408)	₩ 15,546
Property, plant and equipment and Intangible assets	₩ 670,480	₩ 1,298,567	₩ 15,461,996	₩ 6,858,409	₩ 152,000	₩2,673,573
Depreciation and amortization	₩ 35,889	₩ 117,559	₩ 1,833,127	₩ 572,321	₩ 11,349	₩ 74,248

(In millions of Korean won)	2005 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 3,267,943	₩ 9,295,435	₩ 8,646,049	₩ 4,021,278	₩ 1,786,267	₩ 383,195
Intersegment sales	34,157	3,947	828,932	565,455	2,666	47,201
	₩ 3,302,100	₩ 9,299,382	₩ 9,474,981	₩ 4,586,733	₩ 1,788,933	₩ 430,396
Operating profit (loss)	₩ (88,957)	₩ 1,370,840	₩ 2,489,589	₩ 35,686	₩ 16,271	₩ (23,901)
Property, plant and equipment and Intangible assets	₩ 259,122	₩ 1,235,062	₩ 13,737,403	₩ 4,379,505	₩ 152,472	₩2,966,695
Depreciation and amortization	₩ 28,050	₩ 100,657	₩ 1,758,977	₩ 495,275	₩ 11,081	₩ 66,176

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2006	₩ 5,301,078	₩ 12,806,065	₩ 6,048,797	₩ 3,692,728	₩ 218,449
2005	₩ 5,078,566	₩ 11,114,995	₩ 6,496,324	₩ 4,462,069	₩ 248,213

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

A summary of financial data by business segment and geographic area as of and for the three-month periods ended June 30, 2006 and 2005, follows:

(In millions of Korean won)	2006 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 1,660,541	₩ 4,284,792	₩ 4,422,823	₩ 2,846,296	₩ 773,609	₩ 119,799
Intersegment sales	12,169	1,158	408,612	246,748	1,932	41,126
	₩ 1,672,710	₩ 4,285,950	₩ 4,831,435	₩ 3,093,044	₩ 775,541	₩ 160,925
Operating profit (loss)	₩ (59,194)	₩ 405,049	₩ 982,023	₩ 74,703	₩ (3,395)	₩ 18,853
Property, plant and equipment and Intangible assets	₩ 670,480	₩ 1,298,567	₩ 15,461,996	₩ 6,858,409	₩ 152,000	₩2,673,573
Depreciation and amortization	₩ 18,106	₩ 60,001	₩ 933,053	₩ 305,155	₩ 5,713	₩ 37,733

	2005 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 1,609,455	₩ 4,456,046	₩ 4,170,449	₩ 2,122,986	₩ 1,000,495	₩ 228,551
Intersegment sales	17,787	2,363	418,167	242,887	1,788	35,183
	₩ 1,627,242	₩ 4,458,409	₩ 4,588,616	₩ 2,365,873	₩ 1,002,283	₩ 263,734
Operating profit (loss)	₩ (52,887)	₩ 530,381	₩ 1,104,492	₩ 12,635	₩ 30,027	₩ 24,955
Property, plant and equipment and Intangible assets	₩ 259,122	₩ 1,235,062	₩ 13,737,403	₩ 4,379,505	₩ 152,472	₩2,966,695
Depreciation and amortization	₩ 14,056	₩ 51,469	₩ 922,473	₩ 250,010	₩ 5,665	₩ 34,166

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2006	₩ 2,739,166	₩ 6,513,725	₩ 2,832,898	₩ 1,913,590	₩ 108,481
2005	₩ 2,630,052	₩ 5,618,655	₩ 3,127,614	₩ 2,078,565	₩ 133,096

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
June 30, 2006 and 2005 and December 31, 2005

26. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2006 and 2005, are as follows:

(In millions of Korean won)	2006	2005
Write-off of accounts receivables and others	₩ 788	₩ -
Increase in gain on valuation of available-for-sale securities	140,070	88,859
Increase (decrease) in loss on valuation of available-for-sale securities	(22,515)	9,394
Decrease in gain on valuation of available-for-sale securities due to disposal	26,455	9,531
Decrease in loss on valuation of available-for-sale securities due to disposal	405	1,290
Increase (decrease) in gain on valuation of equity-method investments	(12,355)	66,773
Increase in loss on valuation of equity-method investments	114,697	195,499
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	4,766,194	5,395,487
Current maturities of other long-term liabilities	79,031	64,946
Current maturities of long-term advances received	84,325	-



삼성전자


제 38 기

반 기 보 고 서

2006년 1월 1일부터
2006년 6월 30일까지

삼성전자주식회사





제 38 기

반 기 보 고 서

2006년 1월 1일부터
2006년 6월 30일까지

삼성전자주식회사

반 기 보 고 서

(제 38 기 반기)

사업연도	2006년 01월 01일	부터
	2006년 06월 30일	까지

금융감독위원회 귀중
한국증권거래소

증권거래법 제186조의3의 규정에 의하여 반기보고서를 제출합니다.

2006년 8월 14일

회 사 명 : 삼성전자주식회사
대 표 이 사 : 윤 종 용   (인)
본점소재지 : 경기도 수원시 영통구 매탄3동 416번지
        (전화번호) 031-200-1114
작성책임자 : (직책) 재경팀장 부사장   (성명) 최 외 홍 (인)
        (전화번호) 02-727-7438

목   차

V. 지배구조 및 관계회사 등의 현황

VI. 주식에 관한 사항

VII. 임원 및 직원 등에 관한 사항

대표이사등의 확인·서명

확 인 서

    우리는 당사의 대표이사 및 신고업무담당이사로서 이 반기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 반기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

    또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2006. 8. 14

삼성전자 주식회사

대표이사   윤 종 용   (서명)

신고업무담당이사   최 도 석   (서명)

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 반기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 반기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2006. 8. 14

삼성전자 주식회사

대표이사   윤 종 용   (서명)

신고업무담당이사   최 도 석

대표이사등의 확인· 서명

I. 회사의 개황

1. 회사의 목적

가. 회사가 영위하는 목적사업

목 적 사 업	비 고
1. 전자전기기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대,서비스업 2. 통신기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대, 서비스업 3. 의료기기의 제작 및 판매업 4. 광디스크 및 광원응용기계기구와 그 부품의 제작, 판매, 서비스업 5. 광섬유, 케이블 및 관련기기의 제조, 판매, 임대, 서비스업 6. 전자계산조직 및 동 관련제품의 제조, 판매, 수금대행 및 임대, 서비스업 7. 저작물, 컴퓨터프로그램 등의 제작, 판매, 임대업 8. 노우하우 기술의 판매, 임대업 9. 정보통신시스템에 관련된 구성 및 운영과 역무의 제공 10. 자동제어기기 및 응용설비의 제작, 판매, 임대, 서비스업 11. 공작기계 및 부품의 제작, 판매, 임대, 서비스업 12. 계량기, 측정기 등의 교정검사업 및 제작, 판매업 13. 반도체 및 관련제품의 제조, 판매업 14. 반도체 제조장치의 제조, 판매업 15. 반도체제조를 위한 원부자재의 제조, 판매업 16. 전 각항의 기술용역, 정보통신공사업 및 전기공사업 17. 기타 기계기구의 제작 및 판매업 18. 합성수지의 제조, 가공 및 판매업 19. 금을 제외한 금속의 제련가공 및 판매업 20. 수출입업 및 동 대행업 21. 경제성식물의 재배 및 판매업 22. 부동산업 23. 물품매도 확약서 발행업 24. 주택사업 임대 및 분양 25. 운동, 경기 및 기타 관련사업 26. 전동기, 발전기 및 전기변환장치 제조업 27. 전기공급 및 제어장치 제조업 28. 교육 서비스업 및 사업관련 서비스업 29. 각항에 관련된 부대사업 및 투자	

나. 자회사가 영위하는 목적사업
- 해당사항 없음

다. 향후 추진하고자 하는 사업
- 반기보고서 제출일 현재 이사회 및 주주총회 결의 등을 통하여
  향후 추진하기로 결정된 사업은 없음.

2. 회사의 연혁

가. 당해 회사의 연혁

(1) 설립 이후의 변동상황

1969.01.13	삼성전자공업주식회사 설립
1975.06.11	기업공개
1978.07.28	SEA(미국현지판매법인) 설립
1982.09.13	포루투칼 현지법인 CTV 공장 생산 개시
1983.12.27	SII(미국현지생산법인) 설립
1984.12.04	SII(미국현지생산법인) 공장 준공
1985.12.19	국내 제 1호 해외전환사채 발행
1987.01.05	주권병합(액면가 5,000원)
1987.10.01	SEMUK(영국현지생산법인) 공장 준공
1988.05.18	미국 마이크로파이브사(MFC)인수
1988.10.01	프랑스 빠이오사와 합작회사(SEF) 설립
1988.10.17	태국 합작회사(THAI - SAMSUNG CO.) 설립
1988.10.21	SAMEX(멕시코현지생산법인) 공장 준공
1989.03.14	SMI(인도네시아생산법인) 설립
1989.03.24	SETAS(터어키합작생산법인) 설립
1989.05.30	헝가리에 국내 최초 현지공장 설립 계약
1989.06.20	컴퓨터사업부문 별도 부문으로 독립
1990.06.15	SEH(헝가리 현지생산법인)공장 준공
1990.06.19	SESA(스페인 현지생산법인) 공장 준공
1990.12.21	SEMA(말레이지아 현지생산법인) 공장 준공
1991.04.19	소련 전자교환기 합작공장설립 계약
1992.10.29	국내 민간업체 최초로 양키본드 발행
1992.12.05	전사 통합경영 체제로 조직개편
1993.05.03	반도체 분야의 세계적인 기업 미국의 HMS사 인수
1993.06.03	16M DRAM 반도체 양산공장 준공
1994.01.05	포루투칼에 반도체 합작공장 설립
1994.03.01	중국 첸진에 CTV 공장 설립

1994.08.02	광주 하남공단 착공
1995.01.05	미 IGT사(ATM 전문회사) 인수
1995.02.28	미 AST사(컴퓨터제조업체)지분 40.25%인수
1995.09.22	1억 8천 9백만불 FRN 발행
1995.11.02	1억 5천만불 DR 발행
1996.05.03	광주 제 2공장 착공
1997.02.15	인텔사, 오스틴 반도체 공장에 지분 10% 참여
1998.06.10	반도체 장비 부품제조업체 IPC사(미Long's사와 합작) 설립
1999.01.21	인텔사, 삼성전자에 1억불 투자
1999.04.09	반도체 장비 합작사 설립(회사명 : B.M.A)
1999.07.30	애플사, 삼성전자에 1억불 투자
2000.02.08	전략시스템사업부문 삼성톰슨CSF에 양도
2000.05.03	세계최대 전자상거래 회사 ehitex.com설립 공동참여
2001.01.15	TFT-LCD 3년 연속 세계1위
2001.01.19	휴대폰생산 5천만대 돌파
2001.02.19	세계 첫 0.13 미크론 8M 저전력S램 개발
2001.03.22	삼성전자- DELL사 전략적 제휴체결
2001.04.04	플립칩 패키지 기술 국산화 성공
2001.06.26	최고권위 IDEA 디자인전에서 최다수상
2001.07.18	삼성전자-AOL 타임워너 전략적 제휴 체결
2001.08.14	전세계 해외법인 ERP시스템 구축 완료
2001.08.22	세계 최대 40인치 TFT-LCD 개발
2001.09.21	삼성 휴대폰, 전세계 GSM 규격 공인 취득
2001.11.12	중국 CDMA 시범망 공급업체 선정
2001.12.04	삼성전자 브랜드가치 국내 1위(8조 8천억)
2001.12.20	디지털 이노베이션 대상(국무총리상) 수상
2002.02.22	모니터用 19인치 TFT-LCD 양산
2002.02.26	업계 첫 12인치 256메가 양산 출하
2002.03.19	512M DDR D램, 업계최초 인텔社 인증 획득
2002.04.12	PDA용 고성능 CPU 개발
2002.06.05	70나노급 반도체 신공정 개발
2002.06.16	세계 IT 100대 기업 1위 선정

2002.08.01	MS社와 PDA用 CPU 운영체계 기술제휴
2002.09.17	세계 최초 나노 메모리 상용화
2002.10.17	모바일용 F램 업계 최초 개발
2002.11.01	세계 최소 두께 PDP-TV 출시
2002.11.08	1GHz 램버스 D램 업계 최초 양산
2002.11.21	Asia Award 2002, 주주가치 제고 아시아 최고기업 선정
2002.12.06	PC '미디어센터' 개발 발표
2002.12.27	디지털TV용 세계 최대 54인치 TFT-LCD 개발
2003.01.20	4기가 바이트 DDR 모듈 업계 최초 출시
2003.02.04	시스템 인 패키지 모바일 솔루션 개발
2003.02.05	전자업계 최초로 해외 전법인 거래 자동화 시스템 구축
2003.02.13	The Asset誌, 기업 지배구조 최우수 회사로 선정
2003.02.18	독일 인피니언과 스마트폰용 반도체 솔루션 공동개발
2003.02.25	Fortune誌 선정 전자업계 존경받는 기업 5위 선정
2003.03.05	NAND플래시, 휴대폰 시장에 본격 진출
2003.03.06	TDMA 컬러폰 업계 첫 출시
2003.03.10	CCD 방식 30만화소 카메라폰 출시
2003.03.11	2002년 세계 3위 휴대폰 업체로 부상
2003.04.10	디지털TV, 『自然映像』 DNIe 新技術 발표
2003.05.05	美 오스틴 반도체 공장 대규모 투자 발표
2003.05.28	LCD 7세대라인 규격 확정
2003.06.20	노트PC용 DDR400 모듈 업계 첫 양산
2003.06.26	DHWG (Digital Home Working Group) 이사회 참여
2003.07.03	3세대 휴대폰용 핵심칩 개발
2003.09.05	제 4세대 광기록기술 개발
2003.09.09	세계 최초 환경친화 HDD 개발
2003.09.23	무선인터넷用 SoC 개발
2003.09.24	세계 최초 지상파 DMB 수신기 개발
2003.09.29	세계 최초 70나노 4기가 NAND 플래시 개발
2003.10.21	세계 최초 DAB 방송수신用 홈시어터 출시
2003.11.23	본점 소재지 수원시 팔달구 매탄동 416에서
	수원시 영통구 매탄동 416으로 소재지 이동없이 구만 변경됨.

(2) 상호의 변경

    1984.02.28   삼성전자주식회사로 상호변경

    변경사유 : 1984년 2월 28일자 정기주주총회 결의에 의거 상호를

                삼성전자공업주식회사에서 삼성전자주식회사로 변경

(3) 합병, 분할(합병), 포괄적 주식교환·이전, 중요한 영업의 양수·도 등

    결산일로부터 과거 10년 동안 합병, 분할(합병), 포괄적 주식교환·이전,

    및 중요한 영업의 양수·도에 해당하는 사항 없음

(4) 생산설비의 변동

2006.01.23	사옥 신축
2006.02.20	메모리 연구개발라인 확충
2006.02.20	LCD 고해상도 라인 증설
2006.03.13	메모리 라인 전환 및 공정 Upgrade
2006.03.13	메모리 기존 라인 증설 및 Upgrade
2006.05.08	시스템 LSI 라인 신규 투자
2006.06.12	메모리 라인 신규 투자
2006.06.26	시스템 LSI 라인 증설

※ 상기 생산설비의 변동일자는 생산설비 투자에 대한 경영위원회 결의일임.

(5) 경영활동과 관련된 중요한 사실의 발생

2006.01.04	세계최고 속도 HSDPA 휴대폰 및 시스템 개발 성공
2006.01.10	HSDPA폰 CES 2006 최고 휴대폰 선정
2006.01.16	크로스 DMB폰 출시
2006.01.26	슈퍼뮤직폰, 英 언론 올해 최고 GSM휴대폰
2006.01.26	S&P社, 삼성전자 신용등급 상향 조정(A- 에서 A로 상향조정)
2006.01.27	超반사 半투과 LCD 개발
2006.02.01	LCD 4년 연속 세계 1위(디스플레이 리서치)
2006.02.01	LCD TV, 단일시리즈로 첫 100만대 돌파
2006.02.03	세계 최초 Nemko RoHS 인증 획득
2006.02.10	1기가 「MMC마이크로」 개발

2006.02.10	세계에서 가장 얇은 9.8mm 3G(세대)폰 출시
2006.02.15	유럽 최초 지상파 DMB폰 공급
2006.02.15	세계에서 가장 빠른 D램 개발
2006.02.22	세계 최초 초음파 태블릿 모니터 출시
2006.02.27	포천誌 선정 존경받는 기업 27위
2006.03.02	세계최소형 레이저 복합기 출시
2006.03.02	삼성전자-어바이어 차세대 IP 통신분야 전략적 제휴
2006.03.06	북미 최초 WCDMA폰 공급
2006.03.07	세계최초 8기가 슈퍼뮤직폰 II 공개
2006.03.09	인도 휴대폰 공장 준공
2006.03.10	세계최초 1,000만 화소폰 개발
2006.03.13	지상파 DMB폰, 유럽최초 상용화
2006.03.14	세계 최초 80나노 D램 양산
2006.03.23	LCD, 2월 실적 전체매출,대형매출,대형출하 전분야 1위 (디스플레이 리서치)
2006.03.23	세계최소형 듀얼코어 노트PC 출시
2006.04.06	세계최초 「UMTS 미디어플로폰」 시연 성공
2006.04.06	명품 LCD TV '보르도' 출시
2006.04.10	삼성 초슬림폰 「CTIA 2006」서 최고 휴대폰 수상
2006.04.11	소니와 LCD 8세대 의향서 체결
2006.04.15	美 오스틴 반도체공장 증설
2006.04.28	세계최초 3G(세대) DVB-H폰 유럽 공급
2006.05.04	삼성 TV '보르도', 歐洲의 슈퍼 TV· 美洲의 베스트 TV 선정
2006.05.15	벨사우스 차세대 IP 단말분야 전략적 제휴
2006.05.17	차세대 화상통화 HSDPA폰 출시
2006.05.24	삼성 휴대폰 5년 연속 美 최고 브랜드 선정
2006.06.06	美 최우수 TV 브랜드로 선정
2006.06.16	세계 최초 '블루레이 플레이어' 출시
2006.06.23	HSDPA폰 미국시장 첫 출시

나. 회사가 속해 있는 기업집단

(1) 기업집단의 명칭
 ① 기업집단의 명칭 : 三星
 ② 기업집단의 지배자 : 李 健 熙

(2) 기업집단에 소속된 회사

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	45	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	59	

※ 2006년 6월말 현재기준

3. 자본금 변동상황

가. 자본금 변동상황

(1) 증자현황

(단위 : 원, 주)

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2003년 01월 02일	전환권행사	보통주	4,627	5,000	260,000	
2003년 01월 06일	전환권행사	보통주	30,774	5,000	260,000	
2003년 01월 08일	전환권행사	보통주	32,443	5,000	108,465	
2003년 01월 08일	전환권행사	보통주	59,480	5,000	108,465	
2003년 01월 13일	전환권행사	보통주	46,276	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	50,719	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	55,532	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	3,470	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	8,098	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	32,393	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	49,747	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	231	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	44,425	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	26,377	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	30,080	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	185,107	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	39,335	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	79,017	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	6,941	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	52,755	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	18,510	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	3,008	5,000	260,000	
2003년 01월 22일	전환권행사	보통주	10,814	5,000	108,465	
2003년 01월 23일	전환권행사	보통주	21,629	5,000	108,465	
2003년 02월 13일	전환권행사	보통주	16,870	5,000	108,465	
2003년 04월 30일	전환권행사	보통주	109,226	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용				비고
		종류	수량	주당 액면가액	주당 발행가액	
2003년 08월 26일	전환권행사	보통주	10,814	5,000	108,465	
2003년 09월 03일	전환권행사	보통주	4,325	5,000	108,465	
2003년 10월 02일	전환권행사	보통주	5,515	5,000	108,465	
2003년 10월 15일	전환권행사	보통주	27,036	5,000	108,465	
2003년 10월 27일	전환권행사	보통주	10,814	5,000	108,465	
2003년 11월 13일	전환권행사	보통주	6,759	5,000	108,465	
2003년 12월 09일	전환권행사	보통주	10,814	5,000	108,465	
2004년 01월 02일	전환권행사	보통주	113,552	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	82,460	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	13,518	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	28,009	5,000	108,465	
2004년 01월 08일	전환권행사	보통주	38,121	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	6,434	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	32,443	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	16,221	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	11,950	5,000	108,465	
2004년 01월 15일	전환권행사	보통주	25,576	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	4,542	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	21,629	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	15,897	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	35,147	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	757	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	2,379	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	432	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,892	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,622	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	378	5,000	108,465	

(2) 감자현황
    - 해당사항 없음

(단위 : 원, 주)

감자일자	감자형태	감자목적	감자한 주식의 내용				
			종류	수량	주당 액면가액	주당 취득가액 (유상감자의 경우)	비고
-	-	-	-	-	-	-	

나. 자본금 변동예정내용 등
    - 해당사항 없음

다. 전환사채
    - 해당사항 없음

(단위 : 원, 주)

구 분		...	...	...	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
전환청구가능기간					
전환조건	전환비율(%)				
	전환가액				
전환대상주식의 종류					
기전환사채	권면총액				
	기전환주식수				
미전환사채	권면총액				-
	전환가능주식수				-
비 고					

라. 신주인수권부사채

  - 해당사항 없음

(2006.6.30 현재)   (단위 : 원, 주)

구 분		...	...	...	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
신주인수권 행사가능기간					
행사조건	행사비율(액면대비)				
	행사가액				
행사대상주식의 종류					
기행사신주 인수권부사채	권면총액				
	기행사주식수				
미행사신주 인수권부사채	권면총액				-
	행사가능주식수				-
비 고					

마. 현물출자

  - 해당사항 없음

4. 주식의 총수 등

가. 주식의 총수

(2006.6.30 현재)   (단위 : 주)

구 분		주식의 종류			비고
		보통주	우선주	합계	
Ⅰ. 발행할 주식의 총수		400,000,000	100,000,000	500,000,000	
Ⅱ. 현재까지 발행한 주식의 총수		155,609,337	23,893,427	179,502,764	
Ⅲ. 현재까지 감소한 주식의 총수		8,310,000	1,060,000	9,370,000	
	1. 감자	0	0	0	
	2. 이익소각	8,310,000	1,060,000	9,370,000	
	3. 상환주식의 상환	0	0	0	
	4. 기타	0	0	0	
Ⅳ. 발행주식의 총수 (Ⅱ-Ⅲ)		147,299,337	22,833,427	170,132,764	
Ⅴ. 자기주식수		18,779,527	2,579,693	21,359,220	
Ⅵ. 유통주식수 (Ⅳ-Ⅴ)		128,519,810	20,253,734	148,773,544	

※ 보고서 제출일 현재('06.8.14) 자기주식수는 스톡옵션 행사에 따른 자기주식 교부 및 자기주식
　매입에 따른 자기주식 취득으로 인해 보통주 18,844,435주, 우선주 2,579,693주이며,
　유통주식수는 보통주 128,454,902주, 우선주 20,253,734주임.

나. 자본금 및 1주당가액

(2006.6.30 현재)   (단위 : 백만원, 주)

구분	종류	자본금(액면총액)			1주당가액			비고
		재무제표상 자본금 (A)	발행주식의 액면총액 ('가'의 Ⅳ×B)	유통주식의 액면총액 ('가'의 Ⅵ×B)	1주당 액면가액 (B)	자본금÷ 발행주식의 총수 (A÷'가'의Ⅳ)	자본금÷ 유통주식수 (A÷'가'의 Ⅵ)	
기명	보통주	778,047	736,497	642,599	5,000	5,282	6,054	
기명	우선주	119,467	114,167	101,269	5,000	5,232	5,899	
합 계		897,514	850,664	743,868	5,000	5,275	6,033	

※ 자기주식수 변동에 따른 제출일('06.8.14) 현재 유통주식의 액면총액은 보통주 642,275백만원, 우선주 101,269백만원,
　유통주식의 1주당가액 보통주 6,057원, 우선주 5,899원임.
※ 자본금의 단위는 백만원이며, 1주당가액의 단위는 원임.

다. 자기주식의 취득 및 처분

(1) 자기주식 취득·처분 현황

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
법 제189조의2제1항에 의한 직접취득	보통주 (주)	16,679,040	2,527,454	426,967	-	18,779,527	
	우선주 (주)	2,179,693	400,000	-	-	2,579,693	
법 제189조의2제1항 이외의 사유에 의한 직접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
소 계	보통주 (주)	16,679,040	2,527,454	426,967	-	18,779,527	
	우선주 (주)	2,179,693	400,000	-	-	2,579,693	
신탁계약등을 통한 간접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
총 계	보통주 (주)	16,679,040	2,527,454	426,967	-	18,779,527	
	우선주 (주)	2,179,693	400,000	-	-	2,579,693	

※ 2006.6.30일 기준임.
※ 취득(+) 보통주 2,527,454주, 우선주 400,000주는 자사주 취득에 따른 증가임
※ 처분(-) 보통주 426,967주는 스톡옵션 행사에 따른 자사주 교부임.

(2) 이익소각 현황

- 해당사항 없음

(단위 : 백만원, 주)

소각일	소각목적	소각주식의 종류	소각주식의 수량	소각금액	소각대상 주식의 취득기간	법적 근거
-	-	-	-	-	-	-
계		보통주	-	-	-	-
		우선주	-	-	-	-

(3) 자기주식 신탁계약등 체결·해지현황

- 해당사항 없음

라. 우리사주조합의 지분현황

- 해당사항 없음

마. 보통주 외 주식에 관한 사항

[2006. 6. 30 현재]   (단위 : 주)

구 분		비누적적 무의결권 기명식우선주
발행주식수		22,833,427
주식의 내용	이익배당에 관한 사항	보통주식의 배당보다 액면금액을 기준으로 하여 년 1%를 금전으로 더 배당함.
	잔여재산분배에 관한 사항	-
	상환에 관한 사항	-
	전환에 관한 사항	-
기 타		-

바. 상환주식에 관한 사항
   - 해당사항 없음

[2006. 6. 30 현재]   (단위 : 주, 원)

구 분		XXX우선주	…	…
발행일자				
주당 발행가액				
발행총액				
상환조건 등	상환조건			
	상환방법			
	상환기간			
	주당 상환가액			
1년이내 상환예정	상환예정주식수			
	상환예정금액			
기 타				

사. 전환주식에 관한 사항

- 해당사항 없음

[2006. 6. 30 현재] (단위 : 주, 원)

구 분		XXX우선주	...	...
발행일자				
주당 발행가액				
발행총액				
전환조건 등	전환조건			
	전환청구기간			
	주당 전환가액			
	전환으로 발행할 주식의 종류			
	전환으로 발행할 주식수			
기 타				

5. 의결권 현황

[2006. 6. 30 현재] (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	18,779,527	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,579,693주)
증권거래법 기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	보통주	12,506,583	독점규제 및 공정거래에 관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주, 삼성증권 6주] 보험업법상의 제한 [삼성생명 특별계정 27,393주]
의결권이 부활된 주식수(D)	–	–	
의결권을 행사할 수 있는 주식수 (E = A – B – C + D)	보통주	116,013,227	
	우선주	–	

※ "증권거래법 기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의
   제한 주식수 12,479,190주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주, 삼성증권 6주)는
   임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

가. 배당에 관한 사항

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게
환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다.
현금배당 및 자사주의 매입규모는 당사 재무정책의 우선 순위, 즉 미래 전략
사업을 위한 투자와 무차입 경영, 적정수준의 현금 확보 원칙을 우선적으로
달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

나. 최근 3사업연도 배당에 관한 사항

구 분		제38기 반기	제37기	제36기
주당액면가액 (원)		5,000	5,000	5,000
당기순이익 (백만원)		3,393,783	7,640,213	10,786,742
주당순이익 (원)		22,479	49,970	67,899
배당가능이익 (백만원)		-	834,085	1,563,880
현금배당금총액 (백만원)		74,387	834,055	1,563,850
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		-	10.92	14.50
현금배당수익률 (%)	보통주	-	0.85	2.29
	우선주	-	1.14	3.47
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	500	5,500	10,000
	우선주	500	5,550	10,050
주당 주식배당금 (원)	보통주	-	-	-
	우선주	-	-	-

☐ 주당순이익 계산근거
　- 주당순이익은 보통주 1주에 대한 순이익을 계산하였음.
　- 보통주 순이익은 손익계산서상 당기순이익에서 배당 지급의무가 있는
　　우선주의 배당금을 차감하여 계산하였음.
　- 이와 같이 계산된 보통주 순이익을 회계기간동안 가중평균한 유통보통주식수로
　　나누어 보통주 1주당 순이익 산정

다. 이익참가부사채에 관한 사항
  - 해당사항 없음

II. 사업의 내용(제조업)

1. 사업의 개요

가. 업계의 현황

세계경제는 유가 및 원자재가격 불안에도 불구하고 견조한 성장세를 유지하고 있으나 지난해 1분기 이후 내수회복과 수출증가세에 힘입어 완만한 회복세를 보이던 국내경제는 원화강세와 고유가 지속으로 하반기 성장세는 다소 둔화될 것으로 예상됩니다.

* 환율변동추이

구 분	'04년	'05년	'06년1분기	'06년2분기
원/달러 환율	1,144	1,024	977	950

(자료 : 산업연구원)

* 유가변동추이   (단위 : $/B)

구분	'04년	'05년	'06년1분기	'06년2분기
WTI	41.5	56.5	63.3	70.3
Brent	38.4	54.3	61.9	69.5
Dubai	33.7	49.4	58.0	64.8

(자료 : 한국석유공사)

디지털미디어산업은 기술, 자본, 노동집약적인 특성을 갖춘 복합적인 산업입니다. 연구개발과 부품생산은 기술 및 자본집약적 공정이고, 조립생산은 노동 및 자본집약적 공정입니다. 이러한 특성으로 개도국도 관련기술 도입을 통해 단순조립가공이나 저급기술을 활용한 제품화가 가능하여 여타 산업보다 국제분업이 활발히 이루어지고 있습니다.

디지털미디어 산업은 디자인과 새로운 부품개발로 성능 대비 가격이 지속적으로 낮아지고 있어, 가격경쟁력이 중요한 경쟁우위 요소로 작용하고 있습니다. 또한 반도체, LCD, 소형모터 등 전자부품의 대량 수요처로서 전자부품의 규모의 경제 실현을 통해 가격하락을 촉진하며 이는 여타 전자산업기기의 가격하락과 수요확대를 가능하게 합니다.

이중 TV산업은 가전의 대표 제품으로서 '00년 주요 국가 TV보급율이 90%를 상회하는 등 성숙기에 접어 든 것으로 평가되었으나, '04년 이후 FPTV(Flat-panel TV)의 본격적인 시장 진출로 인한 TV 대형화와 적정한 가격대로의 진입, 디지털 방송 개시로 '08년까지 연평균 13%의 급격한 성장이 전망됩니다. '06년 상반기 TV 시장 전체는 8,550만대 규모로 추산되며, 이 중 FPTV가 23%(2,010만대)의 비중을 차지합니다. FPTV는 가격 면에서 소비자접근성이 지속 향상되었으며, 월드컵 특수 영향으로 LCD TV 1,630만대, PDP TV 380만대 규모로 성장하였습니다.(Display Search) 프린터는 전자, 기계, 광학, 화학 등 종합적인 기술이 집약된 첨단제품으로서 진입 장벽이 높아 HP, Canon을 중심으로 하는 소수의 미국, 일본 업체들이 중심이 되는 산업입니다. 전체 프린터 시장은 '05년 1,227억불에서 '08년 1,402억불로 연평균 4.6%의 성장이 예상되고 있습니다. 소모품이 전체 시장의 50%를 상회('05년 53.5% → '08년 58.1%, 금액기준)하는 After-Market 중심 구조로 6~16% 영업 이익률의 고수익 사업모델(전자업계 평균 영업이익률 2~3% 수준)이 특징입니다.

휴대폰 산업은 다른 IT 기기와 달리, 교체주기가 매우 짧고, 다른 사람과 공동으로 소유할 수 없는 첨단기기 산업이며, 이러한 특성 때문에 시장 규모는 1995년 4,100만대에서 2005년 8억 1,000만대 수준으로 20배에 가까운 빠른 성장을 기록하여 왔습니다.

세계 휴대폰 시장은 '06년 상반기에도 '05년 상반기 대비 20% 가량 성장하는 빠른 성장 추세를 유지하였는데, 이같은 시장 성장은 인도, 중동, 아프리카 등 신흥시장에서 신규 가입자 증가와 사업자의 적극적인 마케팅에 의한 선진시장의 교체수요 증가가 주요 원인입니다. 국내시장에서는 통신사업자의 보조금 지급 재개, DMB서비스 활성화 등으로 '05년 상반기 보다 약 8% 가량 성장한 770만대 규모를 형성한 것으로 판단됩니다.

'06년 하반기 세계 휴대폰 시장은 3세대 시장과 신모델 도입에 따른 교체수요 활성화 여부가 수요 확대의 관건이나, 계절적인 요인을 고려할 때 예년과 같이 상반기 대비 7~8% 수준의 성장은 가능할 것으로 보입니다. 지역별로 전망해 보면 북미시장은 MVNO서비스 활성화, HSDPA 서비스 개시 및 계절적 성수기 도래로 상반기 대비 안정적인 시장 성장이 예상되며, 서유럽 지역은 메가 카메라 및 WCDMA 휴대폰 중심으로 수요가 다소 확대될 것으로 보입니다. 중국을 비롯한 동남아 시장과 인도, 중동/아프리카 등 기타 신흥 시장도 신규 가입자 증가로 지속적인 수요 확대가 예상됩니다. 따라서, 상하반기를 모두 더한 '06년 연간 휴대폰 시장은 '02년부터 계속된 두 자릿

수 이상의 성장을 지속할 것으로 전망하고 있습니다.

반도체는 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론 등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
메모리반도체는 PC시장의 성장둔화로 DRAM중심의 성장에서 휴대용 디지털기기의 고용량 메모리 지원이 용이한 NAND FLASH중심으로 성장의 축이 이동하고 있습니다.
DRAM 시장은 1분기 DDR2로의 전환이 본격화되었지만 일부 경쟁사들의 90나노 공정 지연에 따른 공급부족으로 가격이 상승하였으나, 2분기 이후부터 3분기까지 소폭의 공급부족으로 가격 안정세가 지속될 것으로 예상됩니다. NAND FLASH시장은 1분기 MP3 수요부진 및 재고량 증가로 가격이 급락하였으나, MP3의 메모리 탑재량 증가로 2분기에는 수급 균형, 3분기 이후는 공급 부족으로 가격 안정세를 유지할 것으로 예상됩니다.
System LSI 분야는 수요는 지속 증가하나 LCD, 휴대폰 등의 Cost 압박으로 가격 하락세는 지속될 것으로 예상되며 카메라폰 수량이 지속 증가하면서 Image Sensor 분야는 성장세가 두드러지고 있습니다.
반도체 산업의 경쟁상황은 점점 치열해져 가고 있습니다. Micron은 작년말 Intel과 NAND FLASH 합작사를 설립하였고 '06년 6월에는 Lexar 인수에 대하여 주주총회 승인을 하였으며 8" FAB의 12" 전환 등을 통해 NAND Flash 사업을 본격적으로 강화해 나가고 있습니다. Toshiba는 5월 중기 경영전략 발표를 통해 반도체 부문 투자를 강화하며 FAB Capa를 지속 확대해 나갈 계획입니다. 대만업체들도 12" DRAM Capa 확대를 위한 공격적인 투자를 추진 중입니다.

LCD 사업은 컴퓨터, IT 제품의 주요부품인 화면표시장치(Display Panel)를 생산하는 사업으로 '90년대에 Note PC용 패널생산을 중심으로 사업을 추진해 왔으며 2000년대에 들어서는 모니터 부문으로 IT Display의 사업영역을 확대하여 왔습니다. 또한, 2001년 이후 휴대폰, Game기, PDA, MP3 등 다양한 Mobile 기기의 수요확대와 더불어 이에 필요한 중소형 Display로 사업영역을 확대하여 기존 IT제품 이외의 영역으로 사업을 다각화 하였으며 최근에는 벽걸이형 TV에 사용되는 LCD-TV用 Panel 제품 등 가전제품의 영역으로 제품의 개발/생산/판매를 확대하고 있습니다. 본격적인 성장기를 맞은 대형 TV 부문과 함께 IT 사업의 지속적인 성장 및 Mobile 기기의 다양화 등을 기반으로 성장을 지속할 것으로 전망됩니다.

'06년 상반기 IT 제품은 계절적 요인에 따른 수요감소로 공급과잉 시황이었으며, 이로 인해 IT 제품(Panel)의 판가는 약 25% 이상 하락하였으나, 하반기 TFT LCD 시장은 상반기 판가하락의 영향으로 수요확대가 전망됩니다.

성숙시장인 백색가전의 올해 규모는 전년비 약 3% 성장한 1,750억$ 수준으로 예상됩니다(Euro monitor). 특히, 고성장 추세에 있는 BRICs(Brazil, Russia, India, China) 및 기타 아시아 지역의 도시인구 증가 및 소득수준 향상이 백색가전의 신규수요 성장에 중요한 역할을 하고 있습니다. 업계 공통적으로는 유가/원자재가 상승에 따른 Cost 압박과 시장경쟁 과열로 인한 수익성 저하를 극복하는 데에 모든 관심이 모아지고 있습니다. 이를 위해 저비용국가로의 거점 재편(동유럽/멕시코/중국), 내부 효율성 제고, 고부가가치 제품 도입 및 가격인상, 원가절감 등을 강력히 추진하고 있습니다.

나. 회사의 현황

(1) 영업개황 및 사업부문의 구분

(가) 영업개황

당사는 월드컵 특수 영향에 따른 Digital TV 및 TV용 LCD 패널 매출 증가와 반도체 물량 증가로 매출은 전년동기 대비 증가하였으나, 급격한 원화절상(₩1,037/$ → ₩964/$, 평균환율) 및 주요 IT제품의 가격하락으로 이익은 전년동기 대비 감소하였습니다.

TV는 현존하는 모든 Device(CRT/LCD/PDP/PJTV)를 이용한 제품 포트폴리오로 시장 요구에 대응하여 성공적인 운영 성과를 달성하고 있습니다. '06년 상반기는 FPTV 시장의 성장세와 월드컵 특수에 적극적으로 대응하여 매출액 및 판매량이 대폭 늘어났습니다. 특히, 3월 출시된 LCD TV '보르도' 시리즈는 국내외에서 큰 호평을 받으며, 독일 Video지 "Test Winner Award", 미국 PC World지 100대 제품 선정 등 다수의 상을 수상하였습니다. 이러한 제품력을 바탕으로 '06년 상반기 미국/구주 LCD TV 시장점유율 1위를 달성/유지(美 NPD Weekly Data 기준, 歐洲 GFK Data 기준)하였으며, 타제품군도 신제품 출시 이후 최대 시장인 미국 시장점유율이 지속 상승중입니다. 전통적 성수기인 하반기에도 차별화된 제품을 기반으로, 대형유통과의 전략적인 파트너십 강화, 마케팅 투자 확대 등을 통해 FPTV 확판 전략을 지속 추진할 계획입니다.

휴대폰은 환율변동, 치열한 가격경쟁 등 업계의 어려운 상황에도 불구하고, 슬림폰, 메가픽셀 카메라폰, WCDMA 휴대폰 중심의 Mid/High-end 고기능 멀티미디어폰 시장에서의 리더쉽을 유지하며 상반기에 5,530만대를 판매하였으나, 수출은 신제품 출시지연에 따른 복미 및 구주지역의 판매부진으로 매출 및 영업이익이 감소하였습니다. 그러나, 2분기 다소 하락한 수출 판매가격은새로 출시된 모델들의 판매가 본격화되는 3분기부터 회복될 것으로 기대하고 있습니다. 특히, E700, D500, D600 등 High-end 시장에서 히트모델을 지속 창출해온 당사는 지난 6월 High-end 신제품군인 울트라 에디션을 출시하였습니다. 울트라 에디션 제품군은 Bar, Clamshell, Slider 3종으로 구성되어 있으며, 각각 6.9mm, 9.9mm, 12.9mm의 얇은 두께에도 불구하고 2~

3메가 카메라, 블루투스 등 고사양을 탑재하여 디자인과 성능의 조화를 추구한 제품입니다.

국내 휴대폰 사업에서도 사업자 보조금 지급 실시에 따른 고가폰 시장 확대에 따라 고화소카메라폰 및 DMB폰 라인업을 강화하여 업계내 독보적인 위치를 더욱 공고히 하였습니다.

반도체 메모리의 경우 DDR2 중심의 DRAM 제품은 가격상승과 더불어 90나노 제품의 생산확대 등으로 한층 수익성을 높여 나가고 있으며, NAND FLASH는 가격이 급격히 하락하였으나 수율 향상 및 12인치 WAFER 생산극대화 등의 생산성 향상을 통해 원가경쟁력을 강화하고 있으며, 당사 고유의 차별화 제품 매출을 꾸준히 확대하면서 지속적으로 수익력을 가져가고 있습니다.

System LSI 사업도 시장점유율 1위인 Display 구동 Chip은 LCD TV 및 Mobile TFT 분야의 신제품 확대를 추진하고 있으며, 카메라폰用 Image Sensor는 급속한 매출 성장을 이루고 있습니다.

LCD는 전년동기 대비 대형Wide 노트PC, 19"이상 모니터 및 32"이상 TV용 등 대형 패널의 판매비중 확대에 힘입어 매출 및 영업이익 개선되었습니다. 상반기 세계 최초로 가동한 7세대의 두번째 라인을 하반기에는 Full 가동(90K)하여 급격히 성장하고 있는 대형 LCD-TV Panel 시장에서 지속적인 경쟁 우위를 유지할 계획입니다.

상반기는 지속된 고유가와 8년여만의 최저환율, 국내수요의 침체 등으로 인해, 원자재 비중이 크고, 국내에 기반을 둔 생활가전에는 특히 어려운 시기였습니다. 그러나, 차별화된 마케팅전략 전개를 통해 선진시장을 개척하고, 제조/품질 등 적극적인 내실 추진을 통해 전년말 이후 꾸준히 손익개선 중에 있습니다.

기 확보한 차별화·우수성을 기반으로 새롭게 출시된 '06년 신제품중 은나노 세탁기는 국내에서의 급격한 성장은 물론, 독일 등 드럼세탁기의 최대시장인 유럽에 성공적으로 진입, 입지를 확대해 나가고 있습니다.

(나) 공시대상 사업부문의 구분
 - 디지털미디어 총괄 : CTV, DVDP, 모니터, 컴퓨터, 프린터, MP3P 등
 - 정보통신 총괄 : 휴대폰, 네트웍 시스템 등
 - 반도체총괄 : Memory, System LSI, HDD 등
 - LCD총괄 : TFT LCD
 - 생활가전총괄 : 에어컨, 냉장고, 세탁기, 전자렌지 등
 - 기타 : S/W 등

(2) 시장점유율

제 품	'06년 반기	'05년	'04년	비 고
DRAM	30.2%	31.4%	31.3%	세계시장 점유율
TFT-LCD	20.1%	20.3%	22.3%	세계시장 점유율
컬러 TV	47.5%	46.3%	47.0%	국내시장 점유율
냉장고	46.8%	43.5%	44.3%	국내시장 점유율
세탁기	40.2%	45.3%	43.1%	국내시장 점유율
에어컨	37.7%	43.1%	41.1%	국내시장 점유율
PC	32.7%	33.8%	38.7%	국내시장 점유율
모니터	41.7%	40.4%	44.2%	국내시장 점유율
프린터	27.5%	29.1%	28.1%	국내시장 점유율
휴대폰	48.7%	49.4%	45.9%	국내시장 점유율

※ 시장점유율은 당사의 추정치이며, 주요 경쟁사의 시장점유율은 시장조사기관들마다 점유율이
   상이하여 객관적인 점유율 기재가 어려우므로 해당 회사들의 반기보고서를 활용해 주시기 바랍니다.
※ 당사 모니터와 프린터의 시장점유율은 객관성 제고를 위하여 외부시장조사기관인 IDC Korea(社)의
   자료를 활용하는 것으로 기준변경하였습니다.

(3) 시장의 특성

가. 디지털 미디어
    TV는 시장의 Mega Trend인 대형화/고화질화가 Device간, 업체간 경쟁 격화에
    따라 더욱 빠른 속도로 진행되고 있습니다. 이에 따라, 제품力과 브랜드파워를
    앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다.
    '06년 시장 전체 규모는 1억 9300만대, FPTV 비중은 27%로 전망됩니다. 현재의
    FPTV 시장은 선진시장 중심이나, '08년 이후에는 중국 등 성장시장의 본격적
    수요 증가세 기대됩니다.

나. 정보통신

최근 나타나고 있는 유선통신과 무선통신의 네트워크 통합 및 통신서비스와
방송서비스간 경계의 붕괴현상에 따라 휴대폰도 이에 걸맞는 융복합 기기로
빠르게 발전해가고 있습니다. 따라서, '06년 하반기 휴대폰 시장은 전반적으로
카메라폰/뮤직폰/모바일TV폰 등 멀티미디어 휴대폰에 대한 수요가 지속될
것으로 예상되며, WCDMA와 이의 업그레이드 버전인 HSDPA 휴대폰에
대한 수요도 본격적으로 증가할 전망입니다. 또한, NGN, 4G, All-IP 등
차세대 유무선 통합 기술에 대한 표준화 작업도 활발히 진행될 것으로
예상됩니다.
국내시장은 가입자 포화에도 불구하고, 사업자 보조금 지급의 재개로
'05년과 비슷한 수준의 시장을 형성할 것으로 전망하고 있습니다.

다. 반도체

반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을
반복하는 경향을 보여 왔지만, 최근에는 Cellular Phone, 기타 Digital Consumer
등 전반적인 응용 시장의 확대와 전자제품에서 차지하는 반도체 비중이 지속
증대되고 있어 과거와 같은 사이클에서 점차 벗어나서 꾸준히 성장할 것으로
전망되고 있습니다.

라. LCD

LCD사업은 시장 수요와 공급간의 상호 작용에 따른 수급 Cycle에 의해
가격 변동이 발생하고 있습니다. 이러한 결과 지난 몇 년간 호황과 불황을
반복하여 나타내는 특징을 보여 왔습니다.
2006년 상반기에는 모니터用 Panel과 Note PC用 Panel 등 IT제품을
중심으로 가격하락 발생하였으나 하반기에는 계절적 성수기 도래, 세트업체의
신제품 출시 등의 영향으로 수급상황이 개선되고 가격이 점차 안정화
될 것으로 전망하고 있습니다.

마. 생활가전

생활가전 시장은 서구/북미/일본/중국이 全세계 수요의 75%를 차지하고 있으며,
서구/북미/일본 等 선진국의 경우 대체수요가 90% 이상 차지하는 한편,
최근에는 중국, 인도, 동구/CIS 等 Emerging Market 시장을 中心으로

신규 수요가 급격히 증가하고 있습니다.

제품 측면으로는 뚜렷한 수요 양극화 현상을 보이고 있는데,

특히 대체수요를 타겟으로 하는 대형화 / 고급화된 프리미엄 제품 시장이

큰 폭으로 성장하고 있는 추세입니다.

(4) 신규사업 등의 내용 및 전망

가. 디지털 미디어

경쟁이 심화되고 있는 대형 TV시장에서 차별화된 기술력과 디자인을 바탕으로

Full-HD LCD-TV, DayLight PDP-TV 등을 지속적으로 출시하여,

대형 프리미엄 중심의 제품 구조 고도화를 지속 추진하여 TV시장에서의 우위를

확보할 계획입니다.

프린터 부문은 중고속기 프린터, 기업向 복합기, 컬러 레이저 복합기 등

고부가가치 제품을 출시할 예정에 있습니다.

나. 정보통신

휴대폰 부문은 방송·통신 융합 서비스를 위한 휴대이동방송 서비스, 유·무선

통합의 개념인 휴대 인터넷 서비스 등이 국내외에서 개시/확산되며

차세대 멀티미디어 네트워크를 향한 융·복합화가 가속화될 전망입니다.

'06년 하반기에는 High-End 모델 라인업 강화를 통해 시장을 주도할

계획입니다. 수출에서는 슬림제품군 강화(Ultra Edition : 6.9mm (Bar, 2M pixel)

9.9mm (Clamshell, 2M pixel), 12.9mm (Slider, 3M pixel) 및 WCDMA/HSDPA

폰 출시 등을 통해 시장을 주도하고, 국내에서는 DMB폰 및 슬림폰의 판매를

통해 시장을 주도할 것입니다.

휴대인터넷(WiBro) 관련 기술을 세계 최초로 개발한 당사는 국내 및 해외사업자

와의 상용화를 적극 추진하고 있습니다.

다. 반도체

차세대 주력 메모리 제품군으로 집중 육성하고 있는 원낸드는 6월에 60나노

공정 2기가비트(Giga bit) 원낸드를 개발하였으며, 70나노 공정 1기가비트

(Giga bit) 원낸드는 4월부터 본격적인 양산을 시작하였습니다.

또한, 세계에서 가장 빠른 초고속 그래픽 DRAM과 초고성능 메모리 카드인

1G바이트 MMC마이크로 (Multi Media Card Micro) 등의 신제품도 개발하여
지속적으로 경쟁력을 강화해 나가고 있습니다.
System LSI는 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 12인치
신규라인 양산을 본격적으로 확대하고 있으며, 차세대 90나노 및 65나노
공정개발을 가속화하고 있습니다.

라. LCD

LCD는 기존의 Note PC 부문과 모니터 부문을 기반으로 한 IT용 Display
중심에서 HHP/Game/PDA등의 Mobile 제품 판매를 지속 확대하고 있으며, 특히
LCD TV용 Panel의 공급기반 확대 및 제품성능 향상을 지속 추진하고 있습니다.
신규 TV시장에서는 타 Display와의 지속적인 경쟁을 통한 시장확대를 추진
중에 있습니다.

마. 생활가전

생활가전총괄은 올 상반기에 전기오븐(국내, 구주시장) 도입을 시작으로
전세계 생활가전 시장의 15%를 차지하는 전기오븐 사업에 본격 진출하였고,
또한 차별화된 로봇 청소기를 도입함으로써 국내 로봇 청소기 시장의 성장을
주도할 계획입니다. (시장규모 '05년 3만대 → '06年 10만대 전망)

※ 상기 신규사업 등의 내용 및 전망은 반기보고서일 현재 기준으로 당사의 전망에 대한 이해를
  돕고자 기재된 것으로, 시장상황, 회사정책의 변경 등으로 그 내용이 달라질 수 있습니다.

(5) 조직도



전사조직도

※ '1. 사업의 개요' 에 기재된 '06년 자료 및 향후 전망치는 사설 경제연구소 및
　국가기관 발표자료 등을 기초로 당사에서 분석한 예측자료이므로 실제 결과와는
　다를 수 있습니다.

※ 주요 용어 및 약어 해설

1. BRICs : 브라질(Brazil), 러시아(Russia), 인도(India), 중국(China)의 영문 첫글자를 따서 만든 신조어

2. LCD(Liquid Crystal Display) : 액정이 갖는 여러 가지 성질 가운데 전압을 가하면 분자의 배열이
변하는 성질을 이용하여 표시하는 장치. 2장의 얇은 유리 기판 사이의
좁은 틈에 액정을 담고 투명한 전극을 통해 전압을 가하여 분자의
배열 방향을 바꾸어 빛을 통과시키거나 반사시킴.

3. PDP(Plasma Display Panel) : 기체방전(플라즈마) 현상을 이용한 평판 표시장치.2장의 얇은 유리판
사이에 작은 셀을 다수 배치하고 그 상하에 장착된 전극(+와 −)사이
에서 가스(네온과 아르곤)방전을 일으켜 거기서 발생하는 자외선에
의해 자기 발광시켜 컬러화상을 재현함.

4. DMB(Digital Multimedia Broadcasting) : 음성, 영상 등 다양한 멀티미디어 신호를 디지털 방식으로
고정· 휴대· 차량용 수신기에 제공하는 방송 서비스

5. HSDPA(High Speed Downlink Packet Access) : 무선 이동 환경에서 최대 10Mbps의 고속 패킷
데이터 서비스를 제공하기 위한 전송 규격

6. Flash Memory : 전원이 제거되어도 정보를 그대로 유지하는 비휘발성 기억 장치. 주로 디지털
카메라, MP3, 휴대폰, USB 드라이브 등 휴대형 기기에서 대용량 정보를 저장하는
용도로 사용됨. 반도체 칩 내부의 전자 회로 형태에 따라 데이터 저장형인
낸드(NAND)형과 코드 저장형인 노어(NOR)형으로 구분된다. 낸드(NAND)형은
저장할 수 있는 용량에서, 노어(NOR)형은 정보의 처리속도에서 앞서 있음.
노어(NOR)형은 주로 휴대전화의 메모리로 사용되며 낸드(NAND)형은 MP3플레이어,
인터넷폰, 디지털 카메라와 디지털캠코더, 휴대용 저장장치인 USB카드 등의
메모리로 채용됨

7. PC(Personal Computer) : 가정이나 사무실에서 개인의 소유물로, 또는 사무실 내에서 개인 전용
컴퓨터로 업무상 할당되어 사용되는 저가(低價)의 소형 컴퓨터.

8. DRAM(Dynamic Random Access Memory) : 컴퓨터의 주기억 장치로서 널리 사용되고 있는 대규모
집적 회로(LSI) 기억 장치

9. WiBro(Wireless Broadband) : 핸드셋, 노트북, 개인 휴대 정보 단말기(PDA), 스마트 폰 등 다양한
휴대 인터넷 단말을 이용하여 정지 및 이동 중에서도 언제, 어디서나
고속으로 무선 인터넷 접속이 가능한 서비스

10. NGN(Next Generation Network) : 기존의 일반 전화, 무선 전화 및 인터넷망을 하나의 패킷 구조로
통합한 차세대 통신.

11. MVNO(Mobile Virtual Network Operators) : 이동 통신망이 없는 사업자가 기존 통신 사업자로부터
망의 일부를 구입해 각종 부가 이동 통신 서비스를
제공하는 사업자. 콘텐츠 채널 확보가 용이하지만 단일
사용자 부류를 대상으로 서비스를 제공하므로 콘텐츠를
다양화하여 휴대 전화 디자인, 취향에 따른 벨 소리 선택
스크린 화면 가변 등의 특색 있는 서비스 제공이
요구되는 사업이다.

2. 주요 제품 및 원재료 등

가. 주요 제품 등의 현황

(단위 : 억원)

사업부문	매출유형	품 목	구체적용도	주요상표등	매출액(비율)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	가정용 기기 산업용 전자기기	SAMSUNG	32,168 (11.5%)
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP,시스템 등	통신기기	SAMSUNG	88,765 (31.6%)
반도체 총괄	상 품 제 품 용 역 기타매출	Memory, SYSTEM-LSI, HDD 등	반도체 부품	SAMSUNG	87,513 (31.2%)
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	산업용,가정용 기기 부품	SAMSUNG	55,253 (19.7%)
생활가전 총괄	상 품 제 품 용 역 기타매출	에어컨, 냉장고 세탁기 등	가정용 기기	SAMSUNG	14,612 (5.2%)
기 타	상 품 제 품 용 역 기타매출	S/W 등	산업용, 가정용기가	SAMSUNG	2,360 (0.8%)
계					280,671

나. 주요 제품 등의 가격변동추이

(단위 : 천원,$)

품 목		제38 기 반가 (06.1.1~06.6.30)	제37 기 (05.1.1~05.12.31)	제36 기 (04.1.1~04.12.31)
직시형 TV	내 수(천원)	210	272	276
	수 출($)	427	398	291
PJ TV	내 수(천원)	1,184	1,600	1,788
	수 출($)	716	807	1,304
LCD 모니터	내 수(천원)	377	410	561
	수 출($)	468	371	524
DVD-P(단품)	내 수(천원)	136	144	158
	수 출($)	57	229	209

품 목		제38 기 반기 (06.1.1~06.6.30)	제37 기 (05.1.1~05.12.31)	제36 기 (04.1.1~04.12.31)
COMBO	내 수(천원)	199	205	257
	수 출($)	84	155	170
Laser PRT	내 수(천원)	221	263	314
	수 출($)	332	338	276
컴퓨터 Desktop	내 수(천원)	719	732	815
	수 출($)	–	–	–
컴퓨터 Note PC	내 수(천원)	1,216	1,359	1,699
	수 출($)	–	1,459	1,413
HHP	내 수(천원)	344	340	366
	수 출($)	169	179	179
Memory	내 수(천원)	2.5	4.2	7.8
	수 출($)	2.9	4.9	9.6
LCD	내 수($)	178	199	246
	수 출($)	200	198	300
LSI	내 수(천원)	1.2	1.6	1.4
	수 출($)	0.9	1.0	1.1
에어컨	내 수(천원)	872	856	781
	수 출($)	550	477	366
냉장고	내 수(천원)	836	815	788
	수 출($)	483	454	445
세탁기	내 수(천원)	426	410	431
	수 출($)	390	345	207
HDD	내 수(천원)	65	69	68
	수 출($)	52	55	56

※ 위의 제품 가격은 1대당 혹은 1개당 가격임.
※ Memory의 경우 256M환산기준에서 512M환산기준으로 기준 변경하였음.
　(비교표시되는 제37기, 제36기도 512M환산기준으로 변경하였음.)

(1) 산출기준

　- 금액 산출방법 : 매출액 / 매출수량 (평균가격) 또는 주력제품 판가

　- 대상 선정방법 : 사업부별 주요제품

(2) 주요 가격변동원인

　- 대형화, 고급화로 인한 가격상승

　(직시형TV 수출, LCD Monitor 수출, 에어컨, 세탁기 수출 등)

　- 수급불균형, 경쟁사들간의 가격경쟁 등으로 인한 판가하락

　(컴퓨터 내수, PJ TV, LCD Monitor 내수 등)

　- 고급사양 제품 해외생산에 따른 판가하락

　(DVD-P(단품) 수출, COMBO 수출)

다. 주요 원재료 등의 현황

(단위 : 억원)

사업부문	매입유형	품 목	구체적용도	매입액	비율	비 고
디지털미디어 총괄	상 품	Monitor외	모니터 및 악세사리	1,256	5.5%	사내조달외
	상 품	N/P SET	N/P SET	1,721	7.5%	Asustek 등
	상 품	D/T SET	D/T SET	2,720	11.9%	이엠에스,컴윈스 등
	상 품	기타		1,313	5.8%	
	원재료	PCB, Battery 등	PCB, Battery 등	572	2.5%	삼성전기, DAP 등
	원재료	CPU	원자재	964	4.2%	Intel, AMD 등
	원재료	UNIT-DEVE	Laser PRT	1,025	4.5%	아코디스, 에스인포텍 등
	원재료	PDP MODULE	화상신호기	1,137	5.0%	삼성SDI 外
	원재료	IC류	저장 및 제어	1,720	7.5%	사내조달, Matsushita 등
	원재료	LCD PANEL	화상신호기	2,337	10.2%	사내조달 등
	원재료	기 타		8,036	35.2%	
		부문계		22,801	100.0%	
정보통신 총괄	원재료	MSM	CPU	1,711	3.2%	Qualcomm
	원재료	PCB	SMD 기판용	1,725	3.3%	삼성전기,대덕 등
	원재료	BATTERY	단말기전원공급	2,016	3.8%	SDI, 영보 등
	원재료	MEMORY	단말기 S/W 구동	6,188	11.7%	사내조달, Sharp 등
	원재료	기타		41,375	78.0%	
		부문계		53,015	100.0%	
반도체 총괄	상 품	기타		691	2.7%	
	원재료	HDC	HDD CONRTROL	1,081	4.2%	MARVELL,사내조달
	원재료	DISC	HDD DATA STORE	2,306	9.1%	SHDS(I),FUJI
	원재료	Chemical	원판가공용	3,062	12.0%	삼성물산, 동우화인켐
	원재료	HSA	HDD DATA R/W	3,686	14.5%	SAE,H&T
	원재료	Wafer	반도체 원판	5,304	20.8%	실트론, 엠이엠씨
	원재료	기타		9,312	36.6%	
		부문계		25,442	100.0%	
LCD 총괄	상 품	Panel	Panel	10,150	24.1%	S-LCD 등
	원재료	POL	Panel 제작재료	2,473	5.9%	NITTO 등
	원재료	DRV/IC	구동회로	3,325	7.9%	松下 등
	원재료	기 타		26,223	62.2%	
		부문계		42,171	100.0%	
생활가전 총괄	상 품	청소기	청 소	1,533	13.0%	삼성광주전자(주)
	상 품	세탁기	세탁 & 건조	1,541	13.0%	삼성광주전자(주)
	상 품	에어컨	냉방 & 제습	2,611	22.1%	삼성광주전자(주)
	상 품	냉장고등	냉장 & 냉동	3,666	31.0%	삼성광주전자(주)
	상 품	기 타		1,903	16.1%	
	원재료	기 타		562	4.8%	
		부문계		11,816	100.0%	
기 타	상 품	기 타		1,671	59.7%	
	원재료	기 타		1,204	40.3%	
		부문계		2,875	100.0%	
		총 계		158,120		

라. 주요 원재료 등의 가격변동추이

(단위 : 천원, $, ¥)

사 업 구 분	구	분	제 38 기 반기 (06.1.1~06.6.30)	제 37 기 (05.1.1~05.12.31)	제 36 기 (04.1.1~04.12.31)
디지털미디어 총 괄	LCD 15"	국내(천원)	92	145	156
		수입($)	97	134	140
	LCD 17"	국내(천원)	98	162	193
		수입($)	98	157	169
	PDP 42"	국내(천원)	595	663	969
		수입($)	637	640	880
	CPU	국내($)	174	174	159
	UNIT-DEVE	국내(천원)	17	17	19
정보통신 총 괄	MCP(Memory)	수입(¥)	685	730	950
	PCB	국내(천원)	2.7	3.3	5.1
반도체 총 괄	WAFER (8")	국/수($)	46.4	46.3	49.4
	WAFER (6")	국/수($)	22.0	21.9	19.0
	HSA	수입($)	16.2	16.0	16.0
	DISC	국/수($)	6.1	5.9	5.6
LCD 총 괄	DRV/IC	국/수(천원)	1.2	1.4	2.2
	POL	국/수(천원)	2.1	2.8	3.1
생활가전 총 괄	Ro/COMP	수입($)	–	–	130
	철 판(ton)	국내(천원)	–	–	853

※ 위의 원재료 가격은 1대당 혹은 1개당 가격임.

(1) 산출기준

 - 가격 산출방법 : 원재료 및 제품수불부 실적 기준

 - 대상 선정방법 : 사업부별 주요 원재료

(2) 주요 가격변동원인

 - 생산성 향상 및 용량확대, 물량구조, 수요변화 등에 따른 가격변동

3. 생산 및 설비에 관한 사항

가. 생산능력 및 생산능력의 산출근거

(1) 생산능력

(단위 : 천대,천개)

사업 부문	품 목	사업소	제 38 기 반기 (06.1.1~06.6.30) 수 량	제 37 기 (05.1.1~05.12.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량
디지털미디어 총 괄	CTV	수원	960	1,822	1,486
	모니터	수원	146	532	1,040
	Desktop PC	수원	–	–	575
	Note PC	수원	–	–	271
	DVD Combo	수원	736	1,683	1,722
	Laser PRT	구미	201	461	375
정보통신 총 괄	HHP	구미	41,880	77,410	63,910
반도체 총 괄	Memory	기흥/화성	4,922,000	5,915,000	2,692,000
	LSI	기흥	1,462,000	2,473,000	2,316,000
	HDD	구미	23,894	38,000	26,260
	DVD-W등	수원	–	1,003	2,593
LCD 총 괄	TFT-LCD	기흥,천안 탕정	79,160	120,100	93,600
생활가전 총 괄	에어컨	수원	–	–	1,159
	전자렌지	수원	–	–	276
	세탁기	수원	–	–	877

※ 생활가전, 디지털 미디어(D/P, N/P), 반도체(DVD-W등) 총괄의 경우 생산설비 이전 등으로 생산無

(2) 생산능력의 산출근거

(가) 산출방법 등

① 산출기준 : ▷ 최대 생산 능력 기준
　　　　　　　▷ 일 8시간, 월 21일 근무, 제조원가 기준 등
② 산출방법 : 평균LINE수×시간당 평균생산실적×일평균가동시간
　　　　　　　×반기 가동일수 등

(나) 평균가동시간 : 일 8시간 × 월 21일 × 반기 6월 등

나. 생산실적 및 가동률

(1) 생산실적

(단위 : 천대,천개)

사 업 부 문	품 목	사업소	제38기 반기 (06.1.1~06.6.30) 수 량	제37기 (05.1.1~05.12.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량
디지털미디어 총 괄	CTV	수원	897	1,662	1,585
	모니터	수원	107	551	888
	Desktop PC	수원	-	-	186
	Note PC	수원	-	-	128
	DVD Combo	수원	121	493	618
	Laser PRT	구미	193	432	339
정보통신 총 괄	HHP	구미	36,350	76,560	71,580
반도체 총 괄	Memory	기흥/화성	4,922,000	5,915,000	2,692,000
	LSI	기흥	1,462,000	2,473,000	2,316,000
	HDD	구미	22,995	37,772	25,039
	DVD-W등	수원	-	667	1,963
LCD 총 괄	TFT-LCD	기흥,천안	66,130	101,200	77,000
생활가전 총 괄	에어컨	수원	-	-	978
	전자렌지	수원	-	-	193
	세탁기	수원	-	-	772

※ Memory 생산실적은 256M 환산량 기준임

※ 생활가전, 디지털 미디어(D/P, N/P), 반도체(DVD-W등) 총괄의 경우 생산설비 이전 등으로 생산無

(2) 당해 사업연도의 가동률

(단위 : 시간,%)

사업소(사업부문)	반기가동가능시간	반기실제가동시간	평균가동률
디지털미디어 총괄	39,010	38,251	98.1%
정보통신 총괄	228,409	193,326	84.6%
반도체 총괄	60,823	60,408	99.3%
L C D 총괄	30,240	30,240	100.0%
생활가전 총괄	-	-	-
합 계	358,482	322,225	89.9%

※ 생활가전 총괄의 경우 '04년 중 생산설비 이전(광주전자)

다. 생산설비의 현황 등

(1) 생산설비의 현황

[자산항목 : 토지] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	530,412	4,198	2,457	-	532,153	○토지공시지가
구미(정보통신등)	자가	구미	-	83,278	782		-	84,060	
기흥(반도체등)	자가	기흥	-	789,783	608		-	790,391	· 면 적 7,973천㎡
온양(반도체등)	자가	온양	-	53,450	24,095	24,205	-	53,340	
천안(LCD등)	자가	천안	-	51,838	-	-	-	51,838	· 공시지가 32,994억원
탕정(LCD등)	자가	탕정	-	145,676	-	-	-	145,676	
기타(본관등)	자가	서울등	-	918,795	1,739	60,961	-	859,573	
소 계				2,573,232	31,422	87,623	-	2,517,031	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 토지의 반기증가와 감소는 각각 4,872백만원 및 61,073백만원임.

[자산항목 : 건물] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	755,027	448,869	444,101	13,132	759,795	
구미(정보통신등)	자가	구미	-	793,564	3,777	134	13,510	797,207	
기흥(반도체등)	자가	기흥	-	1,913,846	249,457	1,296	61,243	2,162,007	○건물 시가표준액
온양(반도체등)	자가	온양	-	223,702	443	-	5,110	224,145	21,331억 ('06.6.1일
천안(LCD등)	자가	천안	-	466,401	-	-	16,557	466,401	기준)
탕정(LCD등)	자가	탕정	-	781,294	462,947	-	36,953	1,244,241	
기타(본관등)	자가	서울	-	789,285	26,411	117,471	15,386	698,225	
소 계				5,723,120	1,191,904	563,002	161,891	6,352,022	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건물의 반기증가와 감소는 각각 738,778백만원 및 109,876백만원임.

※ 기초 및 반기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 구축물] (단위 : 백만원)

사업소	소유형태	소재지	구분	가 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	69,768	1,941	1,834	1,551	69,875	
구미(정보통신등)	자가	구미	-	20,793	2	-	572	20,795	
기흥(반도체등)	자가	기흥	-	136,739	3,312	1,612	3,929	138,439	
온양(반도체등)	자가	온양	-	25,869	1,742	602	944	27,009	
천안(LCD등)	자가	천안	-	70,429	605	-	2,424	71,034	
탕정(LCD등)	자가	탕정	-	31,748	1,136	-	1,071	32,884	
기타(본관등)	자가	서울	-	26,763	123	24	955	26,862	
소 계				382,109	8,861	4,072	11,446	386,898	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 구축물의 반기증가와 감소는 각각 7,067백만원 및 2,278백만원임.

※ 기초 및 반기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 기계장치]　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	338,367	82,921	97,231	19,797	324,057	.
구미(정보통신등)	자가	구미	-	1,356,811	227,888	136,556	98,018	1,448,143	
기흥(반도체등)	자가	기흥	-	25,058,101	2,368,128	562,397	1,574,203	26,863,832	
온양(반도체등)	자가	온양	-	2,226,954	91,916	88,577	132,874	2,230,293	
천안(LCD등)	자가	천안	-	4,773,175	78,008	43,610	341,702	4,807,573	
탕정(LCD등)	자가	탕정	-	115,193	1,706,058	3,727	111,914	1,817,524	
기타(본관등)	자가	서울	-	251,895	40,313	17,374	17,816	274,834	.
소　계				34,120,496	4,595,232	949,472	2,296,324	37,766,256	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 기계장치의 반기증가와 감소는 각각 3,919,775백만원 및 274,015백만원임.

※ 기초 및 반기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 차량운반구]　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	8,005	1,895	2,229	593	7,671	
구미(정보통신등)	자가	구미	-	12,237	2,756	2,059	1,058	12,934	
기흥(반도체등)	자가	기흥	-	12,616	1,008	2,069	826	11,555	
온양(반도체등)	자가	온양	-	2,823	23	179	215	2,667	
천안(LCD등)	자가	천안	-	3,839	-	21	241	3,818	
탕정(LCD등)	자가	탕정	-	3,699	92	141	342	3,650	
기타(본관등)	자가	서울	-	123,125	3,787	5,597	6,039	121,315	
소　계				166,343	9,561	12,294	9,314	163,610	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 차량운반구의 반기증가와 감소는 각각 6,604백만원 및 9,337백만원임.

※ 기초 및 반기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 공구기구비품]　(단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	61,700	13,879	13,099	4,850	62,480	
구미(정보통신등)	자가	구미	-	247,774	55,724	38,845	19,473	264,653	
기흥(반도체등)	자가	기흥	-	550,483	22,891	108,299	26,163	465,075	
온양(반도체등)	자가	온양	-	191,270	27,807	7,160	17,121	211,917	
천안(LCD등)	자가	천안	-	152,679	11,608	370	13,506	163,917	
탕정(LCD등)	자가	탕정	-	75,962	44,543	384	8,925	120,121	
기타(본관등)	자가	서울	-	176,115	16,827	10,239	13,190	182,703	
소　계				1,455,983	193,279	178,396	103,228	1,470,866	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 공구기구비품의 반기증가와 감소는 각각 124,186백만원 및 109,303백만원임.

※ 기초 및 반기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 건설중인자산]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（단위 : 백만원 ）

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	1,845	4,523	5,862	-	506	
구미(정보통신등)	자가	구미	-	2,738	29,818	28,923	-	3,633	
기흥(반도체등)	자가	기흥	-	1,022,811	3,245,652	2,474,838	-	1,793,625	
온양(반도체등)	자가	온양	-	16,420	135,132	121,146	-	30,406	
천안(LCD등)	자가	천안	-	42,564	95,642	86,164	-	52,042	
탕정(LCD등)	자가	탕정	-	2,549,710	1,153,977	2,257,957	-	1,445,730	
기타(본관등)	자가	서울	-	153,186	172,276	65,051	-	260,411	
소　계				3,789,273	4,837,020	5,039,941	-	3,586,352	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건설중인자산의 반기증가와 감소는 각각 4,513,149백만원 및 4,716,070백만원임.

[자산항목 : 미착기계]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（단위 : 백만원 ）

사업소	소유형태	소재지	구분	기 초 장부가액	반기증감		반기상각	반기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	1,273	-	1,199	-	74	
구미(정보통신등)	자가	구미	-	2,791	1,331	1,981	-	2,141	
기흥(반도체등)	자가	기흥	-	116,145	109,569	13,174	-	212,540	
온양(반도체등)	자가	온양	-	42	1,664	609	-	1,097	
천안(LCD등)	자가	천안	-	-	7,182	580	-	6,602	
탕정(LCD등)	자가	탕정	-	9,355	60,426	32,880	-	36,901	
기타(본관등)	자가	서울	-	249	523	352	-	420	
소　계				129,853	180,695	50,773	-	259,775	

※ 반기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 미착기계의 반기증가와 감소는 각각 180,047백만원 및 50,125백만원임.

(2) 설비의 신설·매입 계획 등

(가) 진행중인 투자

（단위 : 억원 ）

사업부문	구 분	투자기간	대 상 자 산	투자효과	총투자액	기투자액 (반기)	향후투자액	비 고
디지털미디어 총괄	신/증설	'04.1~'06.12	건물 /설비	CAPA 증설	726	575 (35)	151	
	보완 등				1,570	989 (134)	581	
	소 계				2,296	1,564 (169)	732	
정보통신 총괄	신/증설	'04.1~'06.12	건물 /설비	CAPA 증설	1,901	1,379 (119)	522	
	보완 등				9,897	5,442 (1,019)	4,455	
	소 계				11,798	6,821 (1,138)	4,977	
	신/증설				115,364	98,472	16,892	

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (반기)	향후투자액	비 고
반도체 총괄		'04.1~'06.12	건물 /설비	CAPA 증설		(21,653)		
	보완 등				59,727	51,769 (10,200)	7,958	
	소 계				175,091	150,241 (31,853)	24,850	
LCD 총괄	신/증설	'04.1~'06.12	건물 /설비	CAPA 증설	47,839	41,160 (8,809)	6,679	
	보완 등				17,502	14,703 (3,691)	2,799	
	소 계				65,341	55,863 (12,500)	9,478	
생활가전 총괄	신/증설	'04.1~'06.12	건물 /설비	CAPA 증설	70	70 (0)	–	
	보완 등				798	674 (78)	124	
	소 계				868	744 (78)	124	
기 타	기타	'04.1~'06.12	건물등		13,858	9,264 (1,689)	4,594	
합 계					269,252	224,497 (47,427)	44,755	

(나) 향후 투자계획

(단위 : 억원)

사업 부문	계획명칭	예상투자총액		연도별 예상투자액			투자효과	비 고
		자산형태	금 액	2006	2007	2008		
디지털 미디어 총괄	○ 신/증설 투자	건물/설비	186	186			Capa 증설	
	○ 생산라인 보완	건물/설비	219	219			생산능력 증가	
	○ 기타	건물/설비	496	496				
	소 계		901	901				
정보 통신 총괄	○ 신/증설 투자	건물/설비	642	642			Capa 증설	
	○ 생산라인 보완	건물/설비	1,712	1,712			생산능력 증가	
	○ 기타	건물/설비	3,761	3,761				
	소 계		6,115	6,115				
반도체 총괄	○ 신/증설 투자	건물/설비	38,545	38,545			Capa 증설	
	○ 생산설비 보완	건물/설비	9,942	9,942			생산능력 증가	
	○ 기타	건물/설비	8,216	8,216				
	소 계		56,703	56,703				
LCD 총괄	○ 신/증설 투자	건물/설비	15,489	15,489			Capa 증설	
	○ 생산설비보완	건물/설비	2,425	2,425			생산능력 증가	
	○ 기타	건물/설비	4,064	4,064				
	소 계		21,978	21,978				
생활가전 총괄	○ 기타	건물/설비	202	202				
	소 계		202	202				
기타	○ 기타	건물/설비	6,283	6,283				
합 계			92,182	92,182				

※ '06년도 투자예상금액은 향후 기업여건에 따라 조정될 수 있으며 '07, '08년도 예상투자액을 합리적으로 예측할 수 없음.

4. 매출에 관한 사항

가. 매출실적

(단위 : 억원)

사업부문	매출유형	품 목		제38기 반기 ('06.1.1~6.30)	제37기 반기 ('05.1.1~6.30)	제37기 ('05.1.1~12.31)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	수 출	16,954	19,134	37,596
			내 수	15,214	13,545	27,251
			합 계	32,168	32,679	64,847
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템 등	수 출	73,285	78,656	159,535
			내 수	15,480	14,298	28,647
			합 계	88,765	92,954	188,182
반도체 총괄	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	81,810	81,231	172,160
			내 수	5,703	5,229	11,188
			합 계	87,513	86,460	183,348
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	48,776	35,586	86,120
			내 수	6,477	4,627	10,981
			합 계	55,253	40,213	97,101
생활가전 총괄	상 품 용 역 기타매출	에어컨, 세탁기, 냉장고 등	수 출	6,743	8,577	16,005
			내 수	7,869	9,286	17,829
			합 계	14,612	17,863	33,834
기 타	상 품 제 품 용 역 기타매출	S/W 등	수 출	92	32	212
			내 수	2,268	3,801	7,053
			합 계	2,360	3,833	7,265
합 계			수 출	227,660	223,216	471,628
			내 수	53,011	50,786	102,949
			합 계	280,671	274,002	574,577

○ 주요제품별 매출실적

(단위 :억원)

구 분		제38기 반기 ('06.1.1~6.30)	제37기 반기 ('05.1.1~6.30)	제37기 ('05.1.1~12.31)
CTV	수 출	7,856	6,295	13,594
	내 수	4,992	3,311	7,326
	합 계	12,848	9,606	20,920

구 분		제38기 반기 ('06.1.1~6.30)	제37기 반기 ('05.1.1~6.30)	제37기 ('05.1.1~12.31)
모니터	수 출	1,895	2,404	4,486
	내 수	1,739	2,059	3,917
	합 계	3,634	4,463	8,403
컴퓨터	수 출	526	796	1,478
	내 수	5,546	5,468	10,433
	합 계	6,072	6,264	11,911
HHP	수 출	71,043	74,775	153,247
	내 수	13,270	12,698	24,496
	합 계	84,313	87,472	177,743
시스템	수 출	2,238	3,877	6,280
	내 수	2,200	1,597	4,131
	합 계	4,438	5,475	10,411
MEMORY	수 출	61,749	63,991	133,258
	내 수	3,817	3,671	7,509
	합 계	65,566	67,661	140,767
LCD	수 출	48,776	35,586	86,120
	내 수	6,477	4,627	10,981
	합 계	55,253	40,213	97,101
LSI	수 출	8,887	8,217	18,128
	내 수	1,153	776	1,991
	합 계	10,040	8,993	20,119
냉장고	수 출	2,740	2,948	5,851
	내 수	3,012	2,837	7,524
	합 계	5,752	5,785	13,375
HDD	수 출	10,847	7,983	18,631
	내 수	726	751	1,634
	합 계	11,573	8,734	20,265

나. 판매경로 및 판매방법 등

(1) 판매조직
○ 국　내 : 1사업부, 15지사(팀), 152지점
　　　　　　 대리점 2,453점(종합점 515점/ 전문점806점/ 이동체813점/ 일반점319점)

○ 해　외 : 미주 10개, 구주 12개, CIS 1개, 아주 8개, 중아 2개, 중국 4개, 일본 1개

(2) 판매경로

○ 국　내
　　· 생산자(공장) --> 대리점 --> 소비자
　　· 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
　　· 생산자(공장) --> 소비자

　1) 물류흐름
　　· 생산(회사 물류센타) --> 대리점, 유통업체 -------- > 소비자
　　· 생산(회사 물류센타) -------------------------> 소비자

　2) 유통구조
　　· 제조자 --> 대리점 ------------------------------------> 소비자
　　· 제조자 --> 대리점 --> 농협, 구판장, 계열점 ---------------> 소비자
　　· 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) ------> 소비자
　　· 제조자 ------------------------------------> 실수요자 (일반기업체 등)
　　· 제조자 ------------------------------------> 소비자

　3) 판매경로별 매출액 비중

경 로	대리점	양판점	혼매점	무점포 (홈쇼핑,인터넷등)	특직판
비 중	37%	8%	8%	4%	43%

○ 해 외

　　· 해외 BUYER 수주

　　· 해외법인, 해외사무소의 수주

(3) 판매방법 및 조건

○ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	-약정여신수금(현금,30일여신) (담보 100%내 여신적용)	-사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	"
특직판	일반기업체등	개별계약조건	없 음

○ 해 외

　　· 해외법인을 통한 판매 및 DIRECT 수출

(4) 판매전략

　　　○ 시장지배력 강화

　　　○ 수주영업 활성화

　　　○ 유통경쟁력 확대

　　　○ 영업역량 강화

5. 수주상황

(단위 : 백만$)

품 목	수주일자	납 기	수주총액		기납품액		수주잔고	
			수 량	금 액	수 량	금 액	수 량	금 액
CDMA 1X (일본 KDDI)	'02. 4. 26	'06. 9. 30	8,202	604	8,008	594	194	10
크로아티아 Portus (H1)	'06. 5. 23	'07. 3. 31	220	23	–	–	220	23
중국 애유통신	'06. 1. 20	'07. 6. 30	530	31	–	–	530	31

※ '06년 1분기부터 주문생산에 의한 장기 공급 계약 수주분만 반영하는 것으로 기재방법을 변경함.
※ 반기결산일 현재 진행중인 수주분만 기재함.

6. 파생상품 등에 관한 사항

가. 파생상품계약 체결 현황

  - 해당사항 없음

나. 리스크 관리에 관한 사항

  - 해당사항 없음

7. 경영상의 주요계약 등

거래선	항 목	내 용
삼성증권	계약 유형	수익증권 계약
	체결시기 및 기간	1년
	목적 및 내용	자금운용
	대금수수 방법	-
	기타 주요내용	-
Thomson	계약 유형	기술도입계약
	체결시기 및 기간	2006.01.01 ~ 계약특허의 만료일까지
	목적 및 내용	DVD 재생/기록 (+BD, HD DVD 제품 포함)
	대금수수 방법	정액 일시 지불
	기타 주요내용	-
HITACHI	계약 유형	기술사용계약
	체결시기 및 기간	2006.06 계약체결/관련특허 만료일까지
	목적 및 내용	CDT, LCD MONITOR 적용되는 특허기술 사용료 지급
	대금수수 방법	일시불 지급
	기타 주요내용	-
Gemstar	계약 유형	기술도입계약
	체결시기 및 기간	2006.01.01 ~ 2008.12.31
	목적 및 내용	VCR PLUS+(예약녹화) 및 EPG 적용 TV, DVD, STB 및 복합제품에 대한 기술사용 허여
	대금수수 방법	정액 분기별 균등분할 지급
	기타 주요내용	-
Adobe Systems	계약 유형	기술도입계약
	체결시기 및 기간	2006.05.26 ~ 2009.05.25
	목적 및 내용	Flash UI 기능채용 제품에 대한 기술사용
	대금수수 방법	분기 말 이후 55일내 송금
	기타 주요내용	-
Lin Package	계약 유형	특허계약
	체결시기 및 기간	2006.05 ~ 특허만료(Paid-up)
	목적 및 내용	모든 출원/등록된 특허에 대한 권리 획득
	대금수수 방법	정액 일시 지급
	기타 주요내용	-
Agere	계약 유형	기술도입계약
	체결시기 및 기간	2006. 4 계약체결
	목적 및 내용	Read Channel 기술 도입
	대금수수 방법	정액 분할 지급
	기타 주요내용	-

8. 연구개발활동

가. 연구개발활동의 개요

(1) 연구개발 담당조직



연구개발조직도

종합기술원 및 업종별 연구소에서는 차세대를 위한 기초기술연구와
중장기 PROJECT를 수행하고 있고, 제품별로 이루어진 각 총괄연구소에서는
단기 상품화 과제를 주로 개발하여 차년도 판매에 대비하고 있음.

○ 해외

미국(SISA, DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI), 인도(SISO, STI),
일본(SYRI), 중국(BST, SSCR, SCRC)등의 지역에 연구개발 조직을 운영하고
있으며 제품개발 및 기초기술연구등의 연구활동을 수행중임.

(2) 연구개발비용

(단위 :백만원)

과　　목	제38기 반기	제37기	제36기	비 고
원 재 료 비	194,436	459,897	382,613	
인 건 비	590,399	898,281	901,937	
감 가 상 각 비	90,671	167,927	147,543	
위 탁 용 역 비	333,124	829,772	767,615	
기 타	1,564,479	3,053,895	2,590,181	
연구개발비용 계	2,773,109	5,409,771	4,789,889	
회계처리 판매비와 관리비	1,630,668	3,133,216	2,687,418	
회계처리 제 조 경 비	1,142,441	2,276,555	2,102,471	
회계처리 개발비(무형자산)	-	-	-	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액× 100]	9.9%	9.4%	8.3%	

나. 연구개발 실적

구 분	연구과제	연구결과 및 기대효과 등
디지털 미디어 총괄	차세대 Sonoma 노트북 출시	- 인텔과의 공동 개발 통해 차세대 제품 최초 출시 - 독자개발 AV Station Now로 부팅없이 다양한 멀티미디어 감상
	포토기능 강화 잉크복합기 출시	- 디카디캠폰카와 직접 연결 사진 출력 가능 - 사진출력 소비자 욕구 반영으로 잉크복합기 성장박차 - 공간활용도 높은 잉크젯 프린터 3종 동시 출시
	마니아급 DLP 프로젝터 출시	- 3800:1 고명암비 및 DNIe 탑재로 HD급 화질 구현 - 영화 감상 최적의 고화질, 소음.누광 최소화 - 40"에서 Max 300"까지 대화면 영상 - 고품격 영상기기 명가로서의 위상 강화
	숏포맷 지원 기록형 DVD 기술 자체 확보	- 국내 최초 DVD 레코더용 슈퍼 멀더 레코딩 기술 확보 - DVD ~ 차세대 블루레이 레코더까지 광디스크분야 자체 기술역량 확보 - 광디스크 분야의 주도권 확보, 차세대 DVD 시장 선도
	세계최고 컬러, 명암비 구현 40" LCD TV	- "10bit 시스템" 세계 최고 32억 컬러를 통한 실감 영상 - 세계 최고의 명암비(3000:1) & 응답속도(8ms) 구현 - Upgrade DNIe채용, 6가지 색상을 사용자 취향대로 조절
	세계 최고급 MP3 출시	- 회중시계 타입의 고품격 디자인, 1GB급 대용량메모리 - 백금 도금에 천연다이아몬드 장식, 최고급이어폰EP-1
	세계 최초 지상파 DMB 노트북PC	- 12.1"와이드 LCD를 통한 고화질M/M 방송 감상 - 유.무선 인터넷과 이동형 디지털 방송 동시지원
	6Gb 미니 HDD형 MP3 출시	- 1"HDDcox or 미니 HDD MP3 플레이어 중 세계최대 용량 - 블루와 핑크 2가지의 산뜻한 컬러
	초고속 채널탐색 DLP TV 출시	- 국내 유일 두개의 HD 방송동시 시청 - 5초만에 전 채널 방송 목록을 찾아주는 기능 구현 - 2000:1 고명암비 구현, 밝기 30% 개선
	홈네트워크 기술, 美 표준 추가채택	- 미 CEA, 삼성전자 XHT 핵심기술을 표준규격으로 채택 - 타 Network와 호환성을 개선한 기술
	스스로 살아나는 서버 출시	- 주요 서비스가 중단되면 자동으로 감지하여 재작동 - 서버의 주요자원을 관리하여 해킹등의 공격에 반응 - 다중 에어 덕트로 저소음 실현
	세계최소 듀얼코어 노트PC출시	- 12.1" 와이드 LCD, 2X2W 스테레오 스피커 - 블루투스, 무선랜, 지상파 DMB 수신기능 무선통신환경 구축
	울트라 모바일 PC	- MS, INTEL 제휴로 탄생한 글로벌 야심작

구 분	연구과제	연구결과 및 기대효과 등
		- 7" 와이드형으로 신개념 PC 카테고리 - DMB, 유무선 LAN 등 각종 통신기능 보유
	세계 최초 초음파 테블릿모니터 출시	- 테블릿 모니터중 세계 최대 밝기와 명암비 구현 - 보호패널과 듀얼힌지 스탠드로 사용자 편의성 극대화
	플래시메모리 디스크 탑재 PC 첫 출시	- 낸드 플래시 디스크를 이용한 신개념 모바일 PC - 외부충격에 의한 DATA 보호 / 무소음등 차별화
	데이라이트 플러스 PDP TV 출시	- 블랙패널과 데이라이트 필터 채용 (명실명암비 4배이상)
정보통신 총 괄	UMTS 미디어 플로폰 시연성공	- 세계 최초로 퀄컴과 함께 UMTS 휴대폰에 미디어플로 기술구현 - CDMA 2000 1x EV-DO, WCDMA 등 3G에서도 모바일 TV 기술 모두 보유
	국내최초 미주향 UMA폰 개발	- 블랙베리폰 개발 (차세대유무선통합기술 UMA 휴대폰) - 미 최대정보통신 전시회 CTIA2006 전시회서 공개예정
	미니멀티폰 출시	- 컴팩트한 안테나 디자인의 반자동 슬라이드 - 블루블랙의 고급느낌그대로 다양한 플래시 GUI 적용 - 모바일 뱅킹,지하철노선도,전자사전 기능
	지상파 DMB폰 유럽최초 상용화	- 데이텔, MFD, T-시스템즈 4社 공동협력으로 유럽최초 지상파 DMB 서비스 상용화 - 위성및 지상파 DMB, DVB-H, 미디어플로 등 전세계 모든 방식의 모바일 TV 기술 보유, 세계시장 주도
	세계 최초 1,000만 화소폰개발	- 휴대폰으로 고품질의 사진을 촬영하는 소비자 완벽만족 - 듀얼페이스 디자인, 위성 DMB기능, 1,600만 컬러 LCD
	세계 최초 8기가 슈퍼 뮤직폰 II 공개	- 초소형 8GB 하드디스크 내장//음악파일 2,000곡까지 - 스카트폰용 WINDOWS MOBILE 5.0 OS를 장착,
	더블폴더 DMB폰 출시	- 가로/세로 두 방향으로 폴더를 여는 혁신적인 디자인 - 1600만컬러 LCD/듀얼스피커로 실제 TV 같은 고품질 - 3월 세빗 전시회에서 첨단위성/지상파 DMB 공개
	일본에서 와이브로 시연 성공	- 일본 KDDI사와 일반대상 첫 와이브로 시연 성공
	세계에서 가장 얇은 9.8mm 3G 폰 출시	- 3GSM 세계회의에서 공개하며 삼성의 앞선 기술력과시
	리얼 카메라 DMB 폰 출시	- 전통적 필름 카메라 디자인 그대로 살린 고품격카메라폰 - 300만화소, 위성 DMB, 블루투스등 최첨단 기능 갖춰 - 신세대층 인기 애완견 키우기 인공지능 P/G 탑재
	지상파 DMB HSDPA 폰 출시	- 초고속으로 영상/음성 전송 HSDPA에 지상파 DMB - 200만 화소, 자동초점, MP3, 멀티테스킹
	슬림쿼티 스마트폰 유럽출시	- 감각적인 11.5mm 슬림 디자인 (쿼티방식 자판 탑재) - 듀얼스피커, 130만 화소 카메라등 모두 탑재
	슬림 기가 뮤직폰 출시	- 최대 250곡 MP3 파일 저장 (1G MP3 전용메모리탑재) - 풀 멀티태스킹 기능으로 전화통화 + MP3
	초미니 블루투스 헤드셋 출시	- 초미니 디자인 무게 9G 초경량 블루투스 헤드셋 - 국내 첫 블루투스 2.0 버전 채택 / Upgrade 통화품질
	세계 최초 3G DVB-H폰 유럽 공급	- 세계 최초 3G WCDMA DVB-H폰 이탈리아, 허치슨 양사에 공급 - 디지털 TV 시청, 양방향 데이터 서비스등 실시간 지원 가능한 최첨단 DVB-H폰
	세계 최초 UMTS 미디어플로폰 시연 성공	- 세계 최초로 퀄컴과 함께 UMTS 휴대폰에서 미디어 플로 기술 구현 - CDMA 2000 1x EV-DO, WCDMA 등 3G에서도 모바일 TV 기술 모두 보유
반도체 총 괄	70나노 원낸드 본격 양산	- 70나노 공정적용 1기가비트 원낸드 양산개시 - 낸드 계역 쌍두마차 70나노 양산 순항 - 기존제품 대비 DATA 처리속도 60% 생산성 70% 향상
	세계최초 80나노 D램 양산	- 100나노-90나노-80나노 3세대 연속 나노기술 주도 - 90나노 공정대비 50% 생산성 향상, 추가투자 최소화 - DDR3등 차세대 D램 시장서도 시장주도 예고
	세계에서 가장 빠른 D램 개발	- 초당 12.8GBYTE 데이터 처리 가능한 그래픽 D램 - DVD급 영화 6편 용량의 데이터를 단 1초에 처리
	1기가 MMC 마이크로 개발	- 32-512메가에 이어 올 하반기 1기가 제품 본격 양산
	60나노 2기가 원낸드 개발	- 기존 70나노 1기가 원낸드 대비 쓰기속도 2배 - 8개칩 적층시 초당 최대 133MByte 데이터 처리가능
	하이브리드 HDD시제품 개발	- 향상된 평균수명, 최소의 소비전력, 휴대용PC 최적화 - MS의 새로운 OS인 윈도비스타에 최적화된 2.5" HDD
	휴대폰용 세계 최대용량 메모리 카드 개발	- 4Gb 낸드 4개 탑재한 2GB MMC 마이크로 개발 - 휴대폰으로 500만화소급 사진 1000장 고화질 영화 6편 저장
LCD	초반사 반투과 LCD 개발	- 고반사율 은계열 금속재를 사용, 집광률을 향상시킨 반사렌즈 개발 - 동급 해상도, 세계 최고 수준인 30% 반사율

구 분	연구과제	연구결과 및 기대효과 등
총 괄	7인치 원칩 LCD 개발	- 업계최초 아몰포스 실리콘 Wide VGA LCD 원칩화 - ASG(Armorphous Silicon Gate)기술로 유리기판위에 Gate-IC 실장
생활가전 총 괄	고효율/저전력 슈퍼 서라운드 에어컨 출시	- 2대의 실내기를 개별제어, 최적의 냉방 효율 구현 - 냉방능력 38%, 냉방속도 28% 향상, 전력소모 감소 - 고급 섬유표면 느낌의 다마스크 문양 채택 - 벽걸이형 2대로 구성된 벽걸이형 홈멀티 최초 출시
	바이털청정 하우젠 공기청정기 출시	- 2중집진, 3중 탈취시스템으로 미세먼지에서 냄새청정 - 알레르기 원인균, 새집증후군 원인물질, 곰팡이 제거
	차세대 지능형 스마트오븐 출시	- 식품포장지 바코드에 기록된 조리법을 인식해 자동조리 - 국내 6개 식품사와 제휴 1백여개 식품에 적용
	독 IKK에서 최첨단 에어컨 공개	- 인버터에서 시스템 에어컨까지 토털 공조 솔루션 구현 - DMS, S-NET등 IT 기술을 접목한 디지털 제어시스템
	신개념 공기세탁 드럼세탁기 출시	- 물세탁, 컨버터블 에어시스템으로 공기만으로 냄새진드기 제거 - 물세탁이 불가능한 외투류에서 침구류까지 공기로 살균
	흡입력 업그레이드 진공청소기 '싸이클로맥스' 출시	- 업계최초 트윈챔버M 기술개발 - 먼지통에 먼지가 쌓여도 변하지 않는 고흡입력 유지

9. 기타 투자의사결정에 필요한 사항

가. 외부자금조달 요약표

[국내조달]   (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
은 행	-	-	-	-	
보 험 회 사	-	-	-	-	
종합금융회사	-	-	-	-	
여신전문금융회사	-	-	-	-	
상호저축은행	-	-	-	-	
기타금융기관	-	-	-	-	
금융기관 합계	-	-	-	-	
회사채 (공모)	-	-	-	-	
회사채 (사모)	-	-	-	-	
유 상 증 자 (공모)	3,477,232	-	-	3,477,232	
유 상 증 자 (사모)	-	-	-	-	
자산유동화 (공모)	-	-	-	-	
자산유동화 (사모)	-	-	-	-	
기 타	-	-	-	-	
자본시장 합계	3,477,232	-	-	3,477,232	
주주·임원·관계회사차입금	-	-	-	-	
기 타	-	-	-	-	
총 계	3,477,232	-	-	3,477,232	

[해외조달]   (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
금 융 기 관	-	-	-	-	
해외증권(회사채)	101,300	-	5,270	96,030	기준환율변동
해외증권(주식등)	1,919,635	-	99,866	1,819,769	기준환율변동
자 산 유 동 화	-	-	-	-	
기 타	-	-	-	-	
총 계	2,020,935	-	105,136	1,915,799	

나. 최근 3년간 신용등급

평가일	평가대상 유가증권 등	평가대상 유가증권의 신용등급	평가회사 (신용평가등급범위)	평가구분
'06. 1.25	회사채	A	S&P (미국) (AAA ~ D)	수시평가
'05. 7.14	회사채	A1	Moody's (미국) (Aaa ~ C)	수시평가

※ Moody's A1는 '투자적격' 등급으로 총 21개 신용등급 중 상위 5등급에 해당
※ S&P의 A는 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당
※ Moody's, S&P 의 본점소재지는 미국임.

다. 기타 중요한 사항

- 해당사항 없음

III. 재무에 관한 사항

1. 요약재무정보

(단위 : 백만원)

구 분	제38기 반기	제37기	제36기	제35기	제34기
[유동자산]	(12,292,930)	(14,223,311)	(13,958,491)	(13,482,409)	(12,068,583)
·당좌자산	9,252,858	11,313,864	10,804,173	11,002,451	9,795,860
·재고자산	3,040,072	2,909,447	3,154,318	2,479,958	2,272,723
[리스자산]	(251,289)	(269,179)	(312,034)	–	–
[고정자산]	(38,737,565)	(36,046,280)	(29,546,018)	(25,720,972)	(22,371,017)
·투자자산	11,622,540	10,930,285	9,418,835	8,198,635	7,852,006
·유형자산	26,624,409	24,650,194	19,727,807	17,189,204	14,225,713
·무형자산	490,616	465,801	399,376	333,133	293,298
자산총계	51,281,784	50,538,770	43,816,543	39,203,381	34,439,600
[유동부채]	(7,796,099)	(8,345,275)	(8,720,903)	(9,191,898)	(7,590,014)
[고정부채]	(2,837,658)	(2,536,885)	(655,231)	(597,008)	(1,710,645)
부채총계	10,633,757	10,882,160	9,376,134	9,788,906	9,300,659
[자본금]	(897,514)	(897,514)	(897,514)	(895,241)	(889,147)
[자본잉여금]	(6,372,346)	(6,365,315)	(6,331,666)	(6,218,818)	(5,924,907)
·자본준비금	5,159,705	5,152,674	5,119,025	5,006,177	4,712,266
·재평가적립금	1,212,641	1,212,641	1,212,641	1,212,641	1,212,641
[이익잉여금]	(40,002,272)	(37,365,892)	(30,575,041)	(24,409,709)	(20,320,719)
[자본조정]	(△6,624,105)	(△4,972,111)	(△3,363,812)	(△2,109,293)	(△1,995,832)
자본총계	40,648,027	39,656,610	34,440,409	29,414,475	25,138,941
매출액	28,067,117	57,457,670	57,632,359	43,582,016	39,813,109
영업이익	3,032,025	8,059,775	12,016,877	7,192,702	7,478,195
경상이익	3,984,032	8,870,472	13,124,526	6,904,490	8,870,466
당기순이익	3,393,783	7,640,213	10,786,742	5,958,998	7,051,761

[Δ 는 부(-)의 수치임]

2. 재무제표 이용상의 유의점

가. 재무제표 작성기준

- 일반적인 회계처리방침

당사의 재무제표는 대한민국의 기업회계기준서 제1호 내지 제20호(제11호 및 제14호를 제외)를 포함한 대한민국의 일반적으로 인정된 회계처리기준에 따라 작성되었으며, 재무제표를 작성하기 위하여 채택한 중요한 회계정책은 2006회계연도부터 적용되는 대한민국의 기업회계기준서 제18호 '조인트벤처투자', 제19호 '리스' 및 제20호 '특수관계자 공시'의 적용에 따른 사항을 제외하고는 2005년 12월 31일로 종료하는 회계기간에 대한 연차재무제표 작성시 채택한 회계정책과 동일합니다.

- 기업회계기준서의 도입

당반기에 당사는 대한민국의 기업회계기준서 제20호 '특수관계자 공시'에 따라 주요 경영진 전체에 대한 분류별 보상금액, 재무제표에 미치는 특수관계의 잠재적 영향을 이해하는데 필요한 거래와 채권·채무 잔액에 대한 정보 및 특수관계의 성격 등을 공시하였으며, 비교표시되는 전반기 주석은 경과조치에 따라 동 기준서를 적용하여 재작성하지 아니하였습니다.

- 수익인식기준

당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

- 대손충당금

당사는 대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정하고 있습니다.

- 재고자산의 평가

당사는 계속기록법에 의해 파악되고 매반기말 및 연말의 실지재고조사에 의하여 확정된 수량 및 총평균법에 의하여 산정한 취득원가(시가가 취득원가보다 하락한 경우에는 시가)로 재고자산을 평가하고 있습니다. 다만, 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

- 유가증권의 평가

당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고 있으며 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도 등에 의하여 처분할 것이 거의 확실한 경우 유동자산으로 분류하고 있습니다. 유가증권의 취득원가는 총평균법을 이용하여 유가증권 취득을 위하여 제공한 대가의 시장가격에 취득부대비용을 포함한 가액으로 산정하고 있습니다.

매도가능증권은 공정가액으로 평가하되, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권에 대한 미실현보유손익은 자본조정(매도가능증권평가손익)으로 처리하고 당해 유가증권에 대한 자본항목의 누적금액은 그 유가증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다. 다만, 매도가능증권으로 분류된 채무증권의 경우 할인 또는 할증차금을 상각하여 이자수익을 먼저 인식한 후에, 상각후 취득원가와 공정가액의 차이금액인 미실현보유손익을 자본조정으로 처리하고 있습니다.

유가증권의 회수가능가액이 채무증권의 상각후 취득원가 또는 지분증권의 취득원가보다 작은 경우에는 감액손실을 인식하고 당기손익에 반영하고 있습니다.

- 지분법적용투자주식의 평가

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분증권은 지분법을 적용하여 평가하고 있습니다. 지분법적용투자주식을 원가로 인식한 후, 지분법적용투자주식의 취득 시점 이후 발생한 지분 변동액은 지분법적용투자주식에 가감 처리하며, 그 변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 지분법이익 또는 지분법손실의 과목으로 하여 당기순이익의 증가 또는 감소로, 이익잉여금의 증가 또는

감소로 인한 경우에는 이익잉여금의 증가 또는 감소로, 당기순손익과 전기이월이익잉여금을 제외한 자본의 증가 또는 감소로 인하여 발생한 경우에는 지분법자본변동 또는 부의지분법자본변동의 과목으로 하여 자본조정의 증가 또는 감소로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 당사의 투자계정의 금액과 피투자회사의 순자산가액중 당사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만 피투자회사가 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 당사의 지분율이 변동된 경우에 발생하는 투자차액은 자본조정(지분법자본변동 또는 부의지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 당사의 지분율을 곱한 금액) 중 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분은 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 당사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시재무제표 환산시 대차대조표 항목은 반기대차대조표일 현재의 환율로 (단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당반기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 검토를 받지 아니한 재무제표의 이용

당사의 지분법적용대상 피투자회사 중 일부는 검토보고서일 현재까지 외부감사인으로부터의 검토가 완료되지 아니하여 지분법 평가시 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 검토를 받지 아니한 재무제표와 검토를 받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

- 유형자산의 평가와 감가상각방법

당사는 유형자산에 대해 당해 자산의 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출을 취득원가로 산정하고 있습니다. 다만, 재평가된 자산은 재평가액으로 평가하고 있습니다. 유형자산의 취득 또는 완성후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래의 경제적효익을 증가시키는 경우에는 자본적지출로 처리하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다. 또한, 유형자산의 진부화 또는 시장가치의 급격한 하락 등으로 인하여 유형자산의 미래 경제적효익이 장부가액에 현저하게 미달할 가능성이 있는 경우에는 감액손실의 인식여부를 검토하여 장부가액을 회수가능가액으로 조정하고 그 차액을 감액손실로 처리하고 있습니다.

유형자산에 대한 감가상각비는 당사가 추정한 내용연수에 따라 정액법에 의하여 계상되고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다

	대표추정내용연수		대표추정내용연수
건　　물	15, 30 년	공구기구비품	5 년
구　축　물	15 년	차량운반구	5 년
기 계 장 치	5 년		

- 무형자산의 평가와 상각방법

당사는 무형자산에 대해 당해 자산의 제작원가 또는 구입원가에 취득부대비용을 가산한 가액을 취득원가로 산정하고 있습니다. 자산의 진부화 및 시장가치의 급격한 하락 등으로 인하여 무형자산의 회수가능가액이 장부가액에 중요하게 미달하게 되는 경우에는 장부가액을 회수가능가액으로 조정하고 그 차액을 무형자산감액손실의 과목으로 하여 당기손실로 처리하고 있습니다. 무형자산은 취득원가에서 당사가 추정

한 내용연수에 따라 정액법에 의하여 계상된 상각액을 직접 차감한 잔액으로 평가되고 있습니다. 각 무형자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

- 리스회계처리

당사는 리스료를 받고 리스자산을 대여하는 리스계약과 관련하여 리스자산의 소유에 따른 위험과 효익이 실질적으로 이전되는 경우에는 금융리스로 분류하고 그 외의 경우에는 운용리스로 분류하고 있습니다.

금융리스채권은 리스실행일 현재의 리스순투자와 동일한 금액으로 계상되며, 리스기간에 걸쳐 회수되는 리스료 중 원금부분은 금융리스채권의 회수로 처리되고, 유효이자율법에 의하여 산정된 이자부분은 이자수익으로 인식됩니다.

- 신주발행비와 사채발행비

당사는 신주발행비를 주식발행가액에서 조정하여 주식발행초과금에서 차감하고, 사채발행비를 사채발행가액에서 조정하여 사채할인발행차금 또는 사채할증발행차금에 가감하는 방법으로 처리하고 있습니다.

- 사채할인(할증)발행차금

당사는 사채할인(할증)발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각(환입)하고, 동 상각(환입)액을 이자비용에 가산(차감)하여 처리하고 있습니다.

- 채권·채무의 현재가치 평가 및 재조정

당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권·채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권·채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권·채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으

로 인식하고 있습니다.

　- 이연법인세자산, 부채
당사는 자산, 부채의 장부가액과 세무가액의 차이에 따른 일시적 차이에 대하여 이연법인세자산과 이연법인세부채를 인식하고 있습니다. 이연법인세자산과 이연법인세부채는 미래에 일시적차이의 소멸 등으로 인하여 미래에 경감되거나 추가적으로 부담할 법인세부담액으로 측정하고 있습니다. 일시적차이의 법인세효과는 발생한 기간의 법인세비용에 반영하고 있으며, 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과는 관련 자본 항목에 직접 반영하고 있습니다. 이연법인세자산은 향후 과세소득의 발생이 거의 확실하여 이연법인세자산의 법인세 절감 효과가 실현될 수 있을 것으로 기대되는 경우에 자산으로 인식하고 있으며, 이월 세액공제와 세액감면에 대하여서는 이월공제가 활용될 수 있는 미래기간에 발생할 것이 거의 확실한 과세소득의 범위 안에서 이연법인세자산을 인식하고 있습니다.
이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

　- 외화자산·부채의 환산
당사는 대차대조표일 현재의 환율(미국 달러화의 경우 ₩960.30/US$1)에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

　- 퇴직급여충당금
당사는 임직원 퇴직금 지급규정에 따라 당반기말 현재 1년이상 근속한 전입직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당금으로 설정하고 있습니다.
당사는 수익자인 종업원의 퇴직금수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다.

- 제품보증

당사는 매출제품에대한 품질보증, 하자보수 및 그에 따른 사후 서비스 등으로 인하여 향후 부담하게 될 비용을 관련제품이 매출되는 시점에 비용으로 계상하고 있습니다.

- 국고보조금

당사는 정부 또는 정부출연기관과 기술개발사업협약을 체결하고 있으며 정부 또는 정부출연기관으로부터 수령한 국고보조금을 선수수익으로 계상하여 관련 기술개발 사업에 사용하는 시점에 관련 비용과 상계하여 처리하고 있습니다.

- 자산감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부가액에 미달하고 그 미달액이 중요한 경우에는 이를 장부가액에서 직접 차감하여 회수가능가액으로 조정하고, 장부가액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다.

- 당사는 회계처리 및 재무제표등의 작성에 있어서 기업회계기준을 따르고 있으며 "1.요약 재무정보" 및 "4.재무제표"에 기재된 내용은 모두 기업회계 기준에 합치되며, 제37기,제36기,제35기 및 제34기 재무제표는 주주총회 승인재무제표와 일치합니다

나. 기업회계기준 등의 위반사항
- 해당사항 없음

다. 기타 유의하여야 할 사항

– 감사인의 감사보고서에 기재된 특기사항

사 업 연 도	특 기 사 항(또는 참고사항)
제38기 반기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제37기 반기	반기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당반기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 1,117,038백만원과 20,051,798천불 및 5,756,498백만원과 3,497,701천불이며, 2005년 6월 30일 현재 관련 채권과 채무 잔액은 각각 1,080,368백만원과 449,584천불 및 2,165,938백만원과 595,431천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 반기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 37 기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장

사 업 연 도	특 기 사 항(또는 참고사항)
	부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

3. 회계정보에 관한 사항

가. 대손충당금 설정현황

(1) 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원,%)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제38기 반기	매출채권	1,830,614	20,127	1.1
	단기대여금	44,026	440	1.0
	미수금	544,116	6,276	1.2
	선급금	530,902	1,741	0.3
	장기성매출채권	4,090	829	20.3
	장기대여금	135,254	1,135	0.8
	합 계	3,089,002	30,548	1.0
제37기	매출채권	1,513,151	16,212	1.1
	단기대여금	68,423	492	0.7
	미수금	848,414	5,586	0.7
	선급금	564,116	2,473	0.4
	장기성매출채권	5,638	844	15.0
	장기대여금	115,991	738	0.6
	합 계	3,115,733	26,345	0.8
제36기	매출채권	1,345,860	14,273	1.1
	단기대여금	64,474	645	1.0
	미수금	943,125	5,467	0.6
	선급금	356,963	1,622	0.5
	장기성매출채권	2,699	815	30.2
	장기대여금	72,135	420	0.6
	합 계	2,785,256	23,242	0.8

※ 채권총액은 현재가치할인차금 차감 후 금액임

(2) 최근 3사업연도의 대손충당금 변동현황

(단위 :백만원)

구 분	제38기 반기	제37기	제36기
1. 기초 대손충당금 잔액합계	26,345	23,242	25,261
2. 순대손처리액(①-②±③)	788	543	4,523
① 대손처리액(상각채권액)	797	549	4,788
② 상각채권회수액	9	6	265
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	4,991	3,646	2,504
4. 기말 대손충당금 잔액합계	30,548	26,345	23,242

(3) 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침
   대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률
   과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거
   - 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로
     대손 경험률을 산정하며, 1% 미만시 채권잔액의 1% 로 대손충당금 설정
   - 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한
     채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~
     100% 범위에서 합리적인 대손 추산액 설정

   · 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리
   - 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해

채권의 회수불능이 객관적으로 입증된 경우

- 소송에 패소하였거나 법적 청구권이 소멸한 경우

- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우

- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터
  보험금을 수령한 경우

- 회수에 따른 비용이 채권금액을 초과하는 경우

- 채권회수에 대한 분쟁이 3년 이상 지속된 경우

(4) 당해 사업연도 말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	1,776,615	42,949	13,742	1,398	1,834,704
구성비율	96.8%	2.3%	0.8%	0.1%	100.0%

※ 매출채권잔액은 현재가치할인차금 차감 후 금액임

나. 재고자산의 보유 및 실사내역 등

(1) 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	계정과목	제38기 반기	제37기	제 36 기	비고
디지털미디어 총괄	상 품	41,028	34,152	23,921	
	제 품	61,815	32,862	53,098	
	재공품	29,928	38,853	85,606	
	원재료	106,471	104,961	169,742	
	기 타	42,892	42,745	40,266	
	소 계	282,134	253,573	372,633	
정보통신총괄	제 품	32,236	105,915	71,572	
	재공품	191,401	230,809	252,178	
	원재료	490,783	493,894	446,087	
	기 타	63,870	79,579	56,358	
	소 계	778,290	910,197	826,195	
반도체총괄	상 품	828	632	512	
	제 품	241,361	194,599	217,724	
	재공품	745,750	705,752	866,099	
	원재료	257,375	200,577	147,452	
	기 타	50,091	50,362	50,184	
	소 계	1,295,405	1,151,922	1,281,971	
LCD총괄	상 품	4,675	8,233	–	
	제 품	109,039	91,307	80,174	
	재공품	123,204	120,297	142,713	
	원재료	166,876	151,246	128,366	
	기 타	29,302	17,125	22,107	
	소 계	433,096	388,208	373,360	
생활가전총괄	상 품	87,044	75,585	39,262	
	제 품	7,897	9,919	29,526	
	재공품	684	1,004	5,634	
	원재료	3,855	4,351	3,488	
	기 타	8,860	4,071	9,485	
	소 계	108,340	94,930	87,395	
	상 품	13,508	24,037	30,763	

사업부문	계정과목	제38기 반기	제37기	제 36 기	비고
기 타	재공품	54,638	12,267	109,041	
	원재료	443	703	308	
	기 타	74,218	73,610	72,652	
	소 계	142,807	110,617	212,764	
합 계	상 품	147,083	142,639	94,458	
	제 품	452,347	434,602	452,094	
	재공품	1,145,605	1,108,982	1,461,271	
	원재료	1,025,804	955,732	895,443	
	기 타	269,233	267,492	251,052	
총 계		3,040,072	2,909,447	3,154,318	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]		5.9%	5.8%	7.2%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고＋기말 재고)÷2}]		13.8회	13.2회	13.2회	

(2) 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시

- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간
  전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의
  실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시

  ※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사

- 사외보관재고

  제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는
  장치확인서 징구 및 표본조사 병행

- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본
  추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여
재고자산의 대차대조표가액을 결정하고 있으며, 반기말 현재 재고자산에
대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	재고보유금액	평가금액	반기말재고잔액	비 고
상 품	151,609	151,609	4,526	147,083	
제 품	471,072	471,072	18,725	452,347	
재공품	1,232,694	1,232,694	87,089	1,145,605	
원재료	1,050,818	1,050,818	25,014	1,025,804	
저장품	177,412	177,412	10,591	166,821	
미착품	102,412	102,412	-	102,412	
합 계	3,186,017	3,186,017	145,945	3,040,072	

다. 최근 5사업연도의 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2002년	- 신규 취득자산에 대한 감가상각방법 변경(반년법 → 월할법)	회계추정의 변경
2003년	- 외주가공을 위한 원자재 반출(매출→매출미인식) - 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	- 지분법 : · 지분법손익, 지분법자본변동, 부의지분법자본변동 인식(순액 → 총액인식) 　　　　· 내부미실현손익 제거시 지분율 고려하는 방법으로 변경 - 법인세 : · 이연법인세자산, 이연법인세부채를 유동과 비유동 항목으로 분류 　　　　· 동일 유동 및 비유동 구분내 이연법인세자산과 이연법인세부채는 각각 　　　　　상계하여 표시 　　　　· 자본항목에 직접 반영되는 항목과 관련된 일시적 차이의 법인세 효과를 　　　　　관련 자본항목에 직접 반영	기업회계기준서 적용 기업회계기준서 적용
2006년	- 2006년 기업회계기준서 제 18호 '조인트 벤쳐투자', 제 19호 '리스' 　제 20호 '특수관계자 공시'의 적용	기업회계기준서 적용

라. 최근 5사업연도 중 당기순손실이 발생한 사업연도와 그 주요원인

- 해당사항 없음

마. 최근 5사업연도 중 직전사업연도대비 당기순이익 증감율이 30% 이상 이거나 흑자전환인 사업연도와 그 주요원인

회계연도	당기순이익 증감율	주요 증감원인
2002년	139%	반도체 가격 상승, 휴대폰 매출 호조
2004년	81%	반도체, 통신, LCD 등 주력 사업부문 호조

바. 당해 사업연도의 시장성없는 지분성증권 평가 현황

(1) 공정가액으로 평가한 시장성없는 지분성증권 내역

- 해당사항 없음

(2) 시장성없는 지분성증권의 평가방법등

　□ 평가원칙

　　- 기업회계기준에서 제시된 회복가능성의 판단기준(객관적인 증거)에

　　　해당하는 사실이 발생한 투자주식　⇒ 순자산 가액으로 조정

　　- 기타 투자주식　⇒ 감액 TEST실시후 충족요건 미달시 순자산가액으로 조정

　□ 평가방법

　　단계별평가 및 질적분석결과를 종합하여 감액여부 판단

　　- 단계별 평가

① 순자산가액 하락의 일시성여부(취득시점대비 20%이상, 6개월이상 지속시)

② 권리행사(매각,양도) 가능여부 및 불리한 계약사항의 유무

③ 최근(1년내) 유상증자 실시여부

- 질적분석

① 당초취득목적의 유효성 지속여부

② 재무지표 분석(3개년간 매출, 순이익, 현금흐름등)

③ 재무건전성 평가(Z-score를 이용한 분석)

4. 재무제표

가. 대차대조표

대 차 대 조 표

제 38 기 반기 2006. 6. 30 현재
제 37 기 2005. 12. 31 현재
제 36 기 2004. 12. 31 현재

(단위 : 백만원)

과 목	제 38 기 반기말		제 37 기말		제 36 기말	
자 산						
I. 유 동 자 산		(12,292,930)		(14,223,311)		(13,958,491)
(1) 당 좌 자 산		(9,252,858)		(11,313,864)		(10,804,173)
1. 현금및현금등가물		1,010,259		1,053,552		957,819
2. 단기금융상품		2,030,921		3,897,931		4,186,706
3. 단기매도가능증권		1,443,906		1,917,122		2,289,365
4. 매 출 채 권	1,830,614		1,513,151		1,345,860	
대 손 충 당 금	20,127	1,810,487	16,212	1,496,939	14,273	1,331,587
5. 단 기 대 여 금	44,341		68,559		64,474	
대 손 충 당 금	440		492		645	
현재가치할인차금	315	43,586	136	67,931	−	63,829
6. 미 수 금	544,121		848,441		943,125	
대 손 충 당 금	6,276		5,586		5,467	
현재가치할인차금	5	537,840	27	842,828	−	937,658
7. 미 수 수 익		102,476		106,362		94,335
8. 선 급 금	530,902		564,116		356,963	
대 손 충 당 금	1,741	529,161	2,473	561,643	1,622	355,341
9. 선 급 비 용		477,167		353,911		327,171
10. 예 치 보 증 금		108,149		104,882		252,225
11. 전 도 금		3,931		3,083		8,137
12. 단기이연법인세자산		1,154,975		907,680		−
(2) 재 고 자 산		(3,040,072)		(2,909,447)		(3,154,318)
1. 상 품		147,083		142,639		94,458
2. 제 품		452,347		434,602		452,094
3. 재 공 품		1,145,605		1,108,982		1,461,271
4. 원 재 료		1,025,804		955,732		895,443
5. 저 장 품		166,821		144,233		151,944
6. 미 착 품		102,412		123,259		99,108
II. 리 스 자 산		(251,289)		(269,179)		(312,034)
1. 금융리스채권		251,289		269,179		312,034
III. 고 정 자 산		(38,737,565)		(36,046,280)		(29,546,018)
(1) 투 자 자 산		(11,622,540)		(10,930,285)		(9,418,835)
1. 장기금융상품		57		57		57
2. 장기매도가능증권		1,118,231		977,409		463,197
3. 지분법적용투자주식		9,546,526		8,891,880		8,353,211
4. 장기성매출채권	4,438		6,076		2,888	

과 목	제 38 기 반기말		제 37 기말		제 36 기말	
대손충당금	829		844		815	
현재가치할인차금	348	3,261	438	4,794	189	1,884
5. 장기대여금	154,339		132,342		77,755	
대손충당금	1,135		738		420	
현재가치할인차금	19,085	134,119	16,351	115,253	5,620	71,715
6. 보 증 금		433,030		423,165		337,492
7. 장기선급비용		387,316		517,727		191,279
(2) 유 형 자 산		(26,624,409)		(24,650,194)		(19,727,807)
1. 토 지		2,517,031		2,573,232		2,058,816
2. 건 물	6,352,022		5,723,120		4,794,811	
감가상각누계액	1,302,640	5,049,382	1,177,189	4,545,931	914,564	3,880,247
3. 구 축 물	386,898		382,109		344,274	
감가상각누계액	125,957	260,941	114,797	267,312	96,286	247,988
4. 기 계 장 치	37,766,256		34,120,496		28,883,528	
감가상각누계액	23,520,447	14,245,809	21,465,439	12,655,057	17,529,379	11,354,149
5. 공구기구비품	1,470,866		1,455,983		1,410,418	
감가상각누계액	852,960	617,906	858,968	597,015	876,061	534,357
6. 차 량 운 반 구	163,610		166,343		161,708	
감가상각누계액	76,397	87,213	73,822	92,521	63,835	97,873
7. 건설중인 자산		3,586,352		3,789,273		1,422,097
8. 미 착 기 계		259,775		129,853		132,280
(3) 무 형 자 산		(490,616)		(465,801)		(399,376)
1. 영 업 권		1,039		1,717		3,673
2. 산 업 재 산 권		·237,408		231,073		211,842
3. 기타의무형자산		252,169		233,011		183,861
자 산 총 계		51,281,784		50,538,770		43,816,543
부 채						
I. 유 동 부 채		(7,796,099)		(8,345,275)		(8,720,903)
1. 매 입 채 무		2,082,248		1,867,185		1,823,316
2. 미 지 급 금	2,538,808		2,933,988		2,606,154	
현재가치할인차금	13,358	2,525,450	16,329	2,917,659	10,597	2,595,557
3. 선 수 금		150,052		67,669		171,130
4. 예 수 금		155,277		174,111		358,040
5. 미 지 급 비 용		2,331,222		2,506,501		2,359,751
6. 미지급법인세		524,471		789,925		1,378,429
7. 선 수 수 익		27,379		22,225		34,680
II. 고 정 부 채		(2,837,658)		(2,536,885)		(655,231)
1. 사 채	96,030		101,300		104,380	
사채할인발행차금	5,695	90,335	5,743	95,557	5,835	98,545
2. 장기미지급금	434,746		508,693		153,555	
현재가치할인차금	53,486	381,260	71,312	437,381	13,936	139,619
3. 장기미지급비용		203,511		133,748		–
4. 장 기 선 수 금		421,625		505,950		–
5. 퇴직급여충당금	1,441,790		1,247,667		994,157	
국민연금전환금	12,170		12,963		14,465	
퇴직보험예치금	853,482	576,138	736,216	498,488	582,608	397,084

과 목	제 38 기 반기말		제 37 기말		제 36 기말
6. 이연법인세부채	1,164,789		865,761		19,983
부 채 총 계	10,633,757		10,882,160		9,376,134
자 본					
I . 자 본 금	(897,514)		(897,514)		(897,514)
1. 보통주자본금	778,047		778,047		778,047
2. 우선주자본금	119,467		119,467		119,467
II . 자 본 잉 여 금	(6,372,346)		(6,365,315)		(6,331,666)
1. 주식발행초과금	4,403,893		4,403,893		4,403,893
2. 기타자본잉여금	1,968,453		1,961,422		1,927,773
III. 이 익 잉 여 금	(40,002,272)		(37,365,892)		(30,575,041)
1. 이익준비금	450,789		450,789		447,789
2. 기업합리화적립금	7,512,101		6,512,101		5,512,101
3. 재무구조개선적립금	204,815		204,815		204,815
4. 해외시장개척준비금	510,750		510,750		510,750
5. 해외투자손실준비금	164,982		164,982		164,982
6. 연구및인력개발준비금	18,936,458		14,936,458		10,936,458
7. 수출손실준비금	167,749		167,749		167,749
8. 자사주처분손실준비금	2,000,000		1,350,000		800,000
9. 시설적립금	6,660,815		5,504,657		4,859,891
10. 처분전이익잉여금	3,393,813		7,563,591		6,970,506
(당기순이익 -					
38기 반기 : 3,393,783백만원					
37기 : 7,640,213백만원					
36기 : 10,786,742백만원)					
IV. 자 본 조 정	(△6,624,105)		(△4,972,111)		(△3,363,812)
1. 자 기 주 식	△7,593,847		△5,970,778		△4,159,639
2. 매도가능증권평가이익	497,924		384,309		30,134
3. 매도가능증권평가손실	△606		△23,526		△26,514
4. 지분법자본변동	486,121		498,476		99,915
5. 부의지분법자본변동	△592,593		△477,416		-
6. 주식매수선택권	578,896		616,824		692,292
자 본 총 계	40,648,027		39,656,610		34,440,409
부채와 자본 총계	51,281,784		50,538,770		43,816,543

[△ 는 부(-)의 수치임]

※ 대차대조표의 주석은 제38기 반기 검토보고서 및 제37기,제36기 감사보고서의 주석사항 참조

나. 손익계산서

손 익 계 산 서

제 38 기 반기 (2006. 1. 1 부터 2006. 6. 30 까지)
제 37 기 반기 (2005. 1. 1 부터 2005. 6. 30 까지)
제 37 기   (2005. 1. 1 부터 2005. 12. 31 까지)
제 36 기   (2004. 1. 1 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	제 38 기 반기		제 37 기 반기		제 37 기	제 36기
	3개월	누적	3개월	누적		
I. 매 출 액	14,107,860	28,067,117	13,587,982	27,400,167	57,457,670	57,632,359
1. 국내매출액	2,739,166	5,301,078	2,630,052	5,078,566	10,294,908	10,036,763
2. 수 출 액	11,368,694	22,766,039	10,957,930	22,321,601	47,162,762	47,595,596
II. 매 출 원 가	10,396,837	20,575,116	9,726,942	19,402,838	40,158,150	37,279,686
1. 기초재고액	589,419	577,241	471,093	546,552	546,552	357,969
2. 제조 및 매입원가	10,399,698	20,579,677	9,610,811	19,057,987	39,736,630	36,917,046
3. 타계정에서 대체	202,056	405,080	230,150	529,871	1,025,785	1,037,269
계	11,191,173	21,561,998	10,312,054	20,134,410	41,308,967	38,312,284
4. 타계정으로 대체	194,906	387,452	117,834	264,294	573,576	486,046
5. 기말재고액	599,430	599,430	467,278	467,278	577,241	546,552
III. 매 출 총 이 익	3,711,023	7,492,001	3,861,040	7,997,329	17,299,520	20,352,673
IV. 판매비와관리비	2,292,984	4,459,976	2,211,437	4,197,801	9,239,745	8,335,796
V. 영 업 이 익	1,418,039	3,032,025	1,649,603	3,799,528	8,059,775	12,016,877
VI. 영 업 외 수 익	664,162	1,545,875	647,281	1,430,583	2,671,359	2,136,741
1. 이 자 수 익	51,514	114,919	47,166	103,397	209,580	280,241
2. 배 당 금 수 익	–	16,865	–	20,074	20,074	15,187
3. 수 수 료 수 익	66,891	137,498	46,314	93,766	366,519	205,287
4. 임 대 료	13,574	27,707	14,062	28,324	56,690	54,364
5. 매도가능증권처분이익	28,104	35,153	5,480	17,723	33,271	65,398
6. 외 환 차 익	115,521	193,946	122,395	141,342	399,624	402,774
7. 외화환산이익	2,499	98,911	7,944	108,519	90,187	138,528
8. 지분법이익	286,035	737,396	317,242	737,428	1,131,014	576,923
9. 유형자산처분이익	36,040	43,835	10,326	26,070	41,291	64,024
10. 기타영업외수익	63,984	139,645	76,352	153,940	323,109	334,015
VII. 영 업 외 비 용	321,904	593,868	435,280	1,411,713	1,860,662	1,029,092
1. 이 자 비 용	11,766	23,404	8,604	17,915	42,214	65,970
2. 매출채권처분손실	60,522	113,410	41,894	78,822	185,536	105,609
3. 매도가능증권처분손실	–	503	17,433	20,443	21,533	15,245
4. 외 환 차 손	108,170	177,639	113,869	148,553	348,804	364,867
5. 외화환산손실	2,104	35,551	14,074	38,109	31,244	41,903
6. 지분법손실	51,215	94,505	192,975	1,032,247	972,173	–
7. 기 부 금	50,894	73,336	25,277	45,023	173,563	174,441
8. 유형자산처분손실	19,058	21,489	3,009	4,076	13,517	64,425
9. 기타영업외비용	18,175	54,031	18,145	26,525	72,078	196,632
VIII. 경 상 이 익	1,760,297	3,984,032	1,861,604	3,818,398	8,870,472	13,124,526

과 목	제 38 기 반기		제 37 기 반기		제 37 기	제 36기
	3개월	누적	3개월	누적		
IX. 특 별 이 익	-	-	-	-	-	-
X. 특 별 손 실	-	-	-	-	-	-
XI. 법인세비용차감전순이익	1,760,297	3,984,032	1,861,604	3,818,398	8,870,472	13,124,526
XII. 법 인 세 비 용	251,017	590,249	167,161	625,543	1,230,259	2,337,784
XIII. 당 기 순 이 익	1,509,280	3,393,783	1,694,443	3,192,855	7,640,213	10,786,742
(기본주당경상이익 및 순이익-						
38기반기 :22,479원, 37기반기 :20,673원						
38기2분기:10,033원, 37기2분기:10,973원						
37기:49,970원, 36기:67,899원						
회석주당경상이익 및 순이익-						
38기반기 : 22,122원, 37기반기 :20,335원						
38기2분기: 9,877원, 37기2분기:10,784원						
37기:49,128원, 36기:66,864원)						

※ 기본주당경상이익 및 순이익, 회석주당경상이익 및 순이익의 산출근거는 제38기 반기, 제37기 반기 검토보고서 및
　제37기, 제36기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제38기 반기, 제37기 반기 검토보고서 및 제37기, 제36기 감사보고서의 주석사항 참조

다. 이익잉여금처분계산서 또는 결손금처리계산서

이 익 잉 여 금 처 분 계 산 서

제 37 기 (2005. 01. 01 부터 2005. 12. 31 까지)
제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)
제 35 기 (2003. 01. 01 부터 2003. 12. 31 까지)

(단위 : 백만원)

과 목	제 37 기		제 36 기		제 35 기	
Ⅰ. 처분전이익잉여금		7,563,591		6,970,506		4,917,672
1. 전기이월이익잉여금	30		31		31	
2. 지분법적용회사의 잉여금변동	–		–		21,482	
3. 중간배당액	(76,652)		(791,139)		(81,541)	
37기 주당배당금(률) : 500원 (10%)						
36기 주당배당금(률) : 5,000원(100%)						
35기 주당배당금(률) : 500원 (10%)						
4. 자사주이익소각	–		(3,025,128)		(981,298)	
5. 당 기 순 이 익	7,640,213		10,786,742		5,958,998	
Ⅱ. 이익잉여금처분액		7,563,561		6,970,476		4,917,641
1. 이 익 준 비 금	–		3,000		3,000	
2. 기업합리화적립금	1,000,000		1,000,000		1,000,000	
3. 배 당 금	757,403		772,711		805,143	
가. 현 금 배 당	(757,403)		(772,711)		(805,143)	
주당배당금(률) :						
제37기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
제36기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
제35기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
4. 연구및인력개발준비금	4,000,000		4,000,000		2,500,000	
5. 자사주처분손실준비금	650,000		550,000		–	
6. 시설적립금	1,156,158		644,765		609,498	
Ⅲ. 차기이월이익잉여금		30		30		31

※ 이익잉여금처분계산서의 주석은 제37기,제36기,제35기 감사보고서의 주석사항 참조
※ 처분확정일 제37기 2006년 2월 28일, 제36기 2005년 2월 28일, 제35기 2004년 2월 28일.

라. 현금흐름표

현 금 흐 름 표

제 38 기 반기 (2006. 1. 1 부터 2006. 6. 30 까지)
제 37 기 반기 (2005. 1. 1 부터 2005. 6. 30 까지)
제 37 기　　 (2005. 1. 1 부터 2005. 12. 31 까지)
제 36 기　　 (2004. 1. 1 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	제 38 기 반기		제 37 기 반기		제 37 기	제 36 기
	3개월	누적	3개월	누적		
I. 영업활동으로 인한 현금흐름	2,492,448	4,975,476	2,424,392	5,215,125	12,790,401	14,804,345
1. 당 기 순 이 익	1,509,280	3,393,783	1,694,443	3,192,855	7,640,213	10,786,742
2. 현금의 유출이 없는 비용등의 가산	1,725,672	3,408,821	1,769,851	4,038,967	6,983,871	5,780,437
가. 감가상각비	1,327,754	2,582,203	1,250,741	2,407,891	4,951,036	4,438,990
나. 무형자산상각비	32,007	62,290	27,098	52,325	109,439	87,125
다. 퇴직급여	156,237	277,210	113,816	233,537	385,706	365,041
라. 매출채권처분손실	60,522	113,410	41,894	78,822	185,536	105,609
마. 외화환산손실	2,104	35,551	14,074	38,109	31,244	41,903
바. 지분법손실	51,215	94,505	192,975	1,032,247	972,173	–
사. 유형자산처분손실	19,058	21,489	3,009	4,076	13,517	64,425
아. 재고자산폐기손실 등	57,356	176,705	87,085	122,863	219,961	180,200
자. 주식보상비용	1,690	15,881	13,214	30,807	59,439	71,693
차. 기타 현금의 유출이 없는 비용등의 가산	17,729	29,577	25,945	38,290	55,820	425,451
3. 현금의 유입이 없는 수익등의 차감	(278,855)	(692,251)	(504,343)	(1,018,860)	(1,517,233)	(849,575)
가. 외화환산이익	2,499	98,911	7,944	108,519	90,187	138,528
나. 지분법이익	173,899	487,256	317,242	737,428	1,131,014	576,923
다. 유형자산처분이익	36,040	43,835	10,326	26,070	41,291	64,024
라. 매도가능증권처분이익	28,104	35,153	5,480	17,723	33,271	65,398
마. 이연법인세자산(부채)로인한법인세비용의감소	32,754	57	159,224	120,220	198,751	–
바. 이자수익으로 인한 매도가능증권의 증가	3,342	9,347	2,965	7,361	17,895	2,593
사. 기타 현금의 유입이 없는 수익 등의 차감	2,217	17,692	1,162	1,539	4,824	2,109
4. 영업활동으로 인한 자산·부채의 변동	(463,649)	(1,134,877)	(535,559)	(997,837)	(316,450)	(913,259)
가. 매출채권의 감소(증가)	(409,361)	(445,770)	(109,067)	(311,621)	(372,311)	(83,295)
나. 미수금의 감소(증가)	(90,457)	303,974	3,430	458,274	93,912	(228,436)
다. 미수수익의 감소(증가)	22,052	3,916	(38,201)	(4,508)	(12,954)	(30,146)
라. 선급금의 감소(증가)	48,409	33,214	(21,440)	(69,025)	(207,153)	(113,363)
마. 선급비용의 감소(증가)	113,762	37,647	110,812	40,123	116,639	134,401
바. 예치보증금의 감소(증가)	3,805	(3,340)	(1,986)	108,077	147,268	(89,210)
사. 재고자산의 감소(증가)	(56,834)	(307,330)	(79,839)	147,582	24,910	(854,560)
아. 장기선급비용의 감소(증가)	3,906	(28,064)	(61,365)	(125,280)	(331,839)	–
자. 매입채무의 증가(감소)	(56,419)	211,888	117,900	265,954	49,381	(33,669)
차. 미지급금의 증가(감소)	(172,267)	(460,717)	(220,340)	(209,315)	191,393	(72,759)
카. 선수금의 증가(감소)	3,478	(1,942)	(48,829)	(65,612)	(103,461)	3,529
타. 예수금의 증가(감소)	(12,287)	(18,834)	(9,595)	(170,067)	(183,929)	7,899
파. 미지급비용의 증가(감소)	423,250	(139,073)	328,569	(343,676)	183,115	279,889
하. 미지급법인세의 증가(감소)	(215,914)	(267,869)	(446,459)	(649,698)	(600,859)	475,180
거. 선수수익의 증가(감소)	(4,095)	5,154	2,186	(19,881)	(12,455)	2,903
너. 장기미지급금의 증가(감소)	32,097	32,097	58,331	112,050	301,458	(18,986)

과 목	제 38 기 반기		제 37 기 반기		제 37 기	제 36 기
	3개월	누적	3개월	누적		
더. 장기미지급비용의 증가(감소)	34,253	69,763	–	–	133,748	–
러. 퇴직금의 지급	(32,483)	(84,539)	(23,744)	(78,127)	(134,308)	(190,359)
머. 퇴직보험예치금의 감소(증가)	(137,775)	(117,266)	(111,033)	(95,429)	(153,608)	(108,841)
버. 기타영업활동으로 인한 자산·부채의 변동	39,231	42,214	15,111	12,342	554,603	6,564
II. 투자활동으로 인한 현금흐름	(450,653)	(2,593,934)	(1,752,953)	(4,069,439)	(9,945,264)	(8,791,658)
1. 투자활동으로 인한 현금유입액	2,785,532	3,810,576	1,321,001	3,213,076	4,550,236	3,599,690
가. 단기금융상품의 순감소	1,578,596	1,867,010	135,022	743,798	288,775	60,130
나. 단기매도가능증권의 처분	977,890	1,644,689	1,003,744	2,068,548	3,574,058	2,518,498
다. 장기매도가능증권의 처분	–	3,197	10,824	13,409	21,574	102,667
라. 지분법적용투자주식의 처분 등	66	66	85,290	239,842	396,510	300,840
마. 보증금의 감소	60,643	78,485	8,711	19,072	44,284	70,575
바. 유형자산의 처분	158,379	192,905	69,957	106,080	174,321	520,865
사. 기타투자활동으로 인한 현금유입액	9,958	24,224	7,453	22,327	50,714	26,115
2. 투자활동으로 인한 현금유출액	(3,236,185)	(6,404,510)	(3,073,954)	(7,282,515)	(14,495,500)	(12,391,348)
가. 단기매도가능증권의 취득	318,885	1,077,800	1,042,180	1,380,375	3,172,410	2,292,871
나. 장기매도가능증권의 취득	7,249	8,492	576	7,479	30,074	23,083
다. 지분법적용투자주식의 취득	305,477	374,218	87,589	654,454	866,665	1,980,439
라. 보증금의 증가	69,022	88,501	20,460	57,640	130,071	69,777
마. 유형자산의 취득	2,501,117	4,781,771	1,884,407	5,096,396	10,080,695	7,869,985
바. 무형자산의 취득	26,270	56,577	25,809	56,173	121,372	94,666
사. 기타투자활동으로 인한 현금유출액	8,165	17,151	12,933	29,998	94,213	60,527
III. 재무활동으로 인한 현금흐름	(1,752,041)	(2,424,835)	(558,519)	(1,311,069)	(2,749,404)	(6,323,077)
1. 재무활동으로 인한 현금유입액	16,717	101,326	15,369	35,530	249,329	115,924
가. 주식매수선택권의 행사로인한 자기주식의처분	16,717	101,326	15,369	35,530	249,329	115,924
2. 재무활동으로 인한 현금유출액	(1,768,758)	(2,526,161)	(573,888)	(1,346,599)	(2,998,733)	(6,439,001)
가. 현금배당금의 지급	–	757,403	–	772,711	849,363	1,596,281
나. 자기주식의 취득	1,768,758	1,768,758	573,888	573,888	2,149,370	3,841,485
다. 기타재무활동으로 인한 현금유출액	–	–	–	–	–	1,001,235
IV. 현 금 의 증 가(감소)(I +II+III)	289,754	(43,293)	112,920	(165,383)	95,733	(310,390)
V. 기 초 의 현 금	720,505	1,053,552	679,516	957,819	957,819	1,268,209
VI. 가 말 의 현 금	1,010,259	1,010,259	792,436	792,436	1,053,552	957,819

※ 현금흐름표의 주석은 제38기 반기, 제37기 반기 검토보고서 및 제37기, 제36기 감사보고서의 주석사항 참조

마. 당해 사업연도의 재무제표에 대한 주석

- 첨부된 검토보고서상의 재무제표에 대한 주석 참조.

바. 당해 사업연도의 수정 전·후의 재무제표

- 해당사항 없음

5. 연결재무제표

가. 요약연결재무정보

(단위 : 백만원)

구 분	제 37 기	제 36 기	제 35 기	제 34 기	제 33 기
[유동자산]	33,399,152	31,991,225	35,555,135	36,164,205	26,870,721
·당좌자산	27,534,263	26,187,579	30,773,930	31,867,298	23,259,989
·재고자산	5,864,889	5,803,646	4,781,205	4,296,907	3,610,732
[고정자산]	41,062,646	37,013,400	32,486,606	28,790,781	25,244,157
·투자자산	11,153,629	12,506,482	12,550,946	12,164,350	9,551,003
·유형자산	29,276,161	23,962,396	19,470,332	16,277,269	15,401,352
·무형자산	632,856	544,522	465,328	349,162	291,802
자산총계	74,461,798	69,004,625	68,041,741	64,954,986	52,114,878
[유동부채]	24,908,590	26,107,583	28,020,512	28,351,235	23,561,619
[고정부채]	7,945,797	6,496,761	9,861,517	10,282,405	8,154,740
부채총계	32,854,387	32,604,344	37,882,029	38,633,640	31,716,359
외부주주지분	1,899,885	1,956,715	669,122	1,179,781	908,597
[자본금]	897,514	897,514	895,241	889,147	882,117
[연결자본잉여금]	6,338,460	6,239,586	6,242,269	5,931,788	5,723,591
[연결이익잉여금]	37,369,265	30,576,954	24,415,681	20,322,113	13,341,928
[자본조정]	(-)4,897,713	(-)3,270,488	(-)2,062,601	(-)2,001,483	(-)457,714
자본총계	41,607,411	36,400,281	30,159,712	26,321,346	20,398,519
매출액	80,629,510	81,963,009	64,817,456	58,504,801	46,443,768
영업이익	7,575,498	11,760,746	6,296,227	9,129,485	3,951,428
경상이익	8,125,313	12,376,158	6,429,560	9,569,039	3,834,429
총당기순이익	6,907,067	10,168,873	5,353,068	7,324,642	3,370,912
연결당기순이익	7,640,092	10,789,535	5,962,247	7,052,835	3,055,066
연결에 포함된 회사수	105개	104개	101개	102개	101 개

[(-)는 負의 수치임]

나. 연결재무제표 이용상의 유의점

1. 당사의 제37기 연결재무제표는 금감위가 정한 연결재무제표기준을 준수하여 작성 되었습니다.
2. 연결재무제표를 수정하여야 하는 위반사항 – 해당사항 없음.
3. 연결재무제표의 수정과 관련 없는 위반사항 – 해당사항 없음.
4. 기타 유의할 사항 – 해당 사항 없음.
5. 최근 3사업년도 연결재무제표의 연결에 포함된 회사

사업년도	연결에 포함된 회사명	전기대비 연결에 추가된 회사명	전기대비 연결에 제외된 회사명
2005년 제37기	1. 연결대상회사 1) 삼성광주전자(주) 2) 에쓰이에이치에프코리아(주) 3) 세메스(주) 4) 스테코(주) 5) 삼성전자서비스(주) 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) 10) 삼성전자로지텍(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS AMERICA, INC. 13) SAMSUNG ELECTRONICS ARGENTINA S.A. 14) SAMSUNG ELECTRONICS CANADA INC. 15) SAMSUNG MEXICANA S.A.DE C.V. 16) SAMSUNG ELECTRONICS LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS LATINOAMERICA (ZONA LIBRE),S.A 18) SAMSUNG ELECTRONICS COLOMBIA S.A. 19) SAMSUNG SEMICONDUCTOR, INC. 20) SAMSUNG TELECOMS(U.K.) LIMITED 21) SAMSUNG TELECOMMUNICA-TIONS AMERICA, L.P. 22) SAMSUNG INFORMATION SYSTEMS AMERICA, INC. 23) SAMSUNG ELECTRONICS NORDIC AB 24) SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V. 25) SAMSUNG AUSTIN SEMICONDUCTOR, L.P. 26) SAMSUNG ELECTRONICA DA AMAZONIA LTDA.	1) SAMSUNG INDIA SOFTWARE OPERATIONS PRIVATE LIMITED (자산규모증가) 2) SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD. (자산규모증가) 3) 에쓰이에이치에프 코리아(주) (자산규모증가) 4) SVIC 6호 신기술 투자조합 (신규투자) 5) SVIC 7호 신기술 투자조합 (신규투자)	1) 노비타(주) (지분매각) 2) 삼성에버랜드(주) (의결권제한) 3) SVIC 1호 신기술 투자조합 (청산) 4) 올앳(주) (의결권제한)

27) SAMSUNG INTERNATIONAL, INC. 28) SAMSUNG ELECTRONICS FRANCE SAS 29) SAMSUNG ELECTRONICS GMBH 30) SAMSUNG ELECTRONICS ITALIA SPA 31) SAMSUNG ELECTRONICS BENELUX B.V. 32) SAMSUNG ELECTRONICA PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V. 35) SAMSUNG ELECTRONICS (UK) LIMITED. 36) SAMSUNG RECEIVABLES CORPORATION 37) SAMSUNG SEMICONDUCTOR EUROPE GMBH 38) SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39) SAMSUNG ELECTRONICS SOUTH AFRICA (PROPRIETARY) LIMITED. 40) SAMSUNG ELECTRONICS MAGYAR RT. 41) SAMSUNG ELECTRONICS IBERIA S.A. 42) SAMSUNG EUROPE PLC. 43) SAMSUNG ELECTRONICS HOLDING GMBH 44) SAMSUNG ELECTRONICS OVERSEAS B.V. 45) SAMSUNG ELECTRONICS AUSTRALIA PTY LTD 46) SAMSUNG GULF ELECTRONICS FZE 47) SAMSUNG ASIA PTE LTD 48) SAMSUNG ELECTRONICS PHILIPPINES CORPORATION 49) SAMSUNG ELECTRONICS (M) SDN.BHD. 50) PT SAMSUNG ELECTRONICS INDONESIA 51) SAMSUNG ELECTRONICS DISPLAY (M) SDN.BHD. 52) SAMSUNG ELECTORNICS PHILIPPINES MANUFACTURING CORPORATION 53) SAMSUNG VINA ELECTRONICS CO LTD 54) SAMSUNG INDIA ELECTRONICS PRIVATE LIMITED 55) THAI SAMSUNG ELECTRONICS COMPANY LIMITED 56) SAMSUNG (CHINA)		

	INVESTMENT CO., LTD. 57) SAMSUNG ELECTRONICS 　　H.K. COMPANY, LTD 58) SAMSUNG ELECTRONICS 　　TAIWAN CO., LTD. 59) SAMSUNG ELECTRONICS 　　SUZHOU SEMICONDUCTOR 　　CO., LTD 60) SAMSUNG ELECTRONICS 　　HUIZHOU CO., LTD. 61) SUZHOU SAMSUNG 　　ELECTRONICS CO., LTD. 62) TIANJIN SAMSUNG 　　ELECTRONICS CO., LTD. 63) TIANJIN TONGGUANG 　　SAMSUNG ELECTRONICS 　　CO., LTD. 64) TIANJIN SAMSUNG 　　ELECTRONICS DISPLAY CO., 　　LTD 65) TIANJIN SAMSUNG TELECOM 　　TECHNOLOGY CO., LTD. 66) SHANDONG-SAMSUNG 　　TELECOMMUNICATIONS CO., 　　LTD. 67) SAMSUNG YOKOHAMA 　　RESEARCH INSTITUTE 68) SAMSUNG ELECTRONICS 　　SLOVAKIA S.R.O. 69) SAMSUNG ELECTRONICS 　　SUZHOU COMPUTER CO., 　　LTD. 70) SAMSUNG ELECTRONICS 　　SUZHOU LCD CO., LTD. 71) SAMSUNG JAPAN CO. LTD 72) SHANGHAI SAMSUNG 　　SEMICONDUCTOR CO., LTD 73) SHENZHEN SAMSUNG 　　KEJIAN MOBILE TELECOMMU 　　-NICATION TECHNOLOGY 　　CO., LTD. 74) SAMSUNG ELECTRONICS 　　RUSSIA, AO 75) PT SAMSUNG TELE- 　　COMMUNICATION INDONESIA 76) SAMSUNG ELECTRONICS 　　HAINAN FIBEROPTICS CO., 　　LTD. 77) SAMSUNG INDIA SOFTWARE 　　OPERATIONS PRIVATE 　　LIMITED 78) SAMSUNG MALAYSIA 　　ELECTRONICS (SME) 　　SDN.BHD. 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성라이온즈(주) 5) 엠이엠씨코리아(주)		

	6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) 9) 삼성SDI(주) 10) 삼성네트웍스(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) 13) 보광1호 부품소재전문투자조합 14) 보광5호 투자조합 15) 보광10호 투자조합 16) SVIC 2호 신기술투자조합 17) SVIC 3호 신기술투자조합 18) SVIC 4호 신기술투자조합 19) SVIC 5호 신기술투자조합 20) SVIC 6호 신기술투자조합 21) SVIC 7호 신기술투자조합 22) SYRIAN-KOREA TELECOMMU 　　-NICATION EQUIPMENT 　　MANUFACTURING ESTABLISH 　　-MENT CO.,LTD. 　　(시리아 통신법인) 23) SAMSUNG SDI (MALAYSIA) 　　SDN BHD. 　　(말레이시아 삼성SDI 생산법인) 24) SAMSUNG ELECTRO-MECHA 　　-NICS THAILAND CO.,LTD. 　　(태국 삼성전기 생산법인) 25) SKY WORLD CORPORATION 　　(필리핀 지주회사) 26) SHANGHAIBELL SAMSUNG 　　MOBILE COMMUNICATIONS 　　CO.,LTD 27) TOSHIBA SAMSUNG STORAGE 　　TECHNOLOGY - JAPAN		
2004년 제36기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타(주) 3) 세메스(주) (舊)한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) (舊)한국도와(주) 10) 삼성전자로지텍(주) 　　(舊)토로스 물류(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS 　　AMERICA, INC. 13) SAMSUNG ELECTRONICS 　　ARGENTINA S.A. 14) SAMSUNG ELECTRONICS 　　CANADA INC. 15) SAMSUNG MEXICANA 　　S.A.DE C.V. 16) SAMSUNG ELECTRONICS 　　LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS 　　LATINOAMERICA (ZONA 　　LIBRE),S.A 18) SAMSUNG ELECTRONICS	1) SAMSUNG 　　ELECTRONICS 　　RUSSIA, AO(SER) 　　(자산규모증가) 2) SAMSUNG 　　TELE- 　　COMMUNICATION 　　INDONESIA (STIN) 　　(자산규모증가) 3) SAMSUNG 　　ELECTRONICS 　　HAINAN 　　FIBEROPTICS 　　CO., LTD (SEHF) 　　(신규출자설립) 4) 에스엘시디(주) 　　(신규출자설립) 5) TOSHIBA- 　　SAMSUNG 　　STORAGE 　　TECHNOLOGY- 　　JAPAN 　　(TSST) 　　(신규출자설립) 6) 보광1호 부품소재 　　전문투자조합 　　(신규출자설립)	1) SAMSUNG 　　ELECTRONICS 　　MANUFACTURING 　　(U.K.)LTD (SEMUK) 　　(청산진행중) 2) 삼성캐피탈(주) 　　(청산완료) 3) e-SAMSUNG 　　ASIA 　　(청산진행중)

	COLOMBIA S.A. 19) SAMSUNG SEMICONDUCTOR, INC. 20) SAMSUNG TELECOMS(U.K.) LIMITED 21) SAMSUNG TELECOMMUNICA -TIONS AMERICA, L.P. 22) SAMSUNG INFORMATION SYSTEMS AMERICA, INC. 23) SAMSUNG ELECTRONICS NORDIC AB 24) SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V. 25) SAMSUNG AUSTIN SEMICONDUCTOR, L.P. 26) SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27) SAMSUNG INTERNATIONAL, INC. 28) SAMSUNG ELECTRONICS FRANCE SAS 29) SAMSUNG ELECTRONICS GMBH 30) SAMSUNG ELECTRONICS ITALIA SPA 31) SAMSUNG ELECTRONICS BENELUX B.V. 32) SAMSUNG ELECTRONICA PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V. 35) SAMSUNG ELECTRONICS (UK) LIMITED. 36) SAMSUNG RECEIVABLES CORPORATION 37) SAMSUNG SEMICONDUCTOR EUROPE GMBH 38) SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39) SAMSUNG ELECTRONICS SOUTH AFRICA (PROPRIETARY) LIMITED. 40) SAMSUNG ELECTRONICS MAGYAR RT. 41) SAMSUNG ELECTRONICS IBERIA S.A. 42) SAMSUNG EUROPE PLC. 43) SAMSUNG ELECTRONICS HOLDING GMBH 44) SAMSUNG ELECTRONICS OVERSEAS B.V. 45) SAMSUNG ELECTRONICS AUSTRALIA PTY LTD 46) SAMSUNG GULF ELECTRONICS FZE 47) SAMSUNG ASIA PTE LTD 48) SAMSUNG ELECTRONICS PHILIPPINES CORPORATION 49) SAMSUNG ELECTRONICS (M)		

	SDN.BHD. 50) PT SAMSUNG ELECTRONICS INDONESIA 51) SAMSUNG ELECTRONICS DISPLAY (M) SDN.BHD. 52) SAMSUNG ELECTORNICS PHILIPPINES MANUFACTURING CORPORATION 53) SAMSUNG VINA ELECTRONICS CO LTD 54) SAMSUNG INDIA ELECTRONICS PRIVATE LIMITED 55) THAI SAMSUNG ELECTRONICS COMPANY LIMITED 56) SAMSUNG (CHINA) INVESTMENT CO., LTD. 57) SAMSUNG ELECTRONICS H.K. COMPANY, LTD 58) SAMSUNG ELECTRONICS TAIWAN CO., LTD. 59) SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 60) SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 61) SUZHOU SAMSUNG ELECTRONICS CO., LTD. 62) TIANJIN SAMSUNG ELECTRONICS CO., LTD. 63) TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 64) TIANJIN SAMSUNG ELECTRONICS DISPLAY CO., LTD 65) TIANJIN SAMSUNG TELECOM TECHNOLOGY CO., LTD. 66) SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 67) SAMSUNG YOKOHAMA RESEARCH INSTITUTE 68) SAMSUNG ELECTRONICS SLOVAKIA S.R.O. 69) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO., LTD. 70) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. 71) SAMSUNG JAPAN CO. LTD 72) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 73) SHENZHEN SAMSUNG KEJIAN MOBILE TELECOMMU -NICATION TECHNOLOGY CO., LTD. 74) SAMSUNG ELECTRONICS RUSSIA, AO 75) PT SAMSUNG TELE-		

	COMMUNICATION INDONESIA 76) SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD. 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성라이온즈(주) 5) 엠이엠씨코리아(주) 　(舊)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) (舊)삼성항공 9) 삼성SDI(주) 10) 삼성네트웍스(주) 　(舊)유니텔(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) 　(舊)삼성톰슨(주) 13) 삼성에버랜드(주) 14) 보광5호 투자조합 15) 보광10호 투자조합 16) SVIC 1호 신기술투자조합 17) SVIC 2호 신기술투자조합 18) SVIC 3호 신기술투자조합 19) SVIC 4호 신기술투자조합 20) SVIC 5호 신기술투자조합 21) 올앳(주) 22) SYRIAN-KOREA TELECOMMU -NICATION EQUIPMENT MANUFACTURING ESTABLISH -MENT CO.,LTD. (시리아 통신법인) 23) SAMSUNG SDI (MALAYSIA) SDN BHD. (말레이시아 삼성SDI 생산법인) 24) SAMSUNG ELECTRO-MECHA -NICS THAILAND CO.,LTD. (태국 삼성전기 생산법인) 25) SKY WORLD CORPORATION (필리핀 지주회사) 26) SHANGHAIBELL SAMSUNG MOBILE COMMUNICATIONS CO.,LTD 27) TOSHIBA SAMSUNG STORAGE TECHNOLOGY - JAPAN 28) 보광1호 부품소재전문투자조합		
2003년 제35기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타(주) 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스(주) 6) 삼성캐피탈(주) 7) 삼성카드(주) 8) 리빙프라자(주) 9) 블루텍(주) 10) 세크론(주) (舊)한국도와(주) 11) 삼성전자로지텍(주)	1) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD(SSS) (자산규모증가) 2) SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD(SSKMT) (주식추가취득으로 지분법대상에서	1) 삼성코닝마이크로- 옵틱스(주) (청산완료) 2) SAMSUNG ELECTRONICS INDIA INFORMA- TION & TELE- COMMUNICATION, LTD.(SEIIT) (흡수합병)

(舊)토로스 물류(주) 12) SAMSUNG ELECTRONICS 　　AMERICA INC. 13) SAMSUNG ELECTRONICS 　　ARGENTINA S.A. 14) SAMSUNG ELECTRONICS 　　CANADA INC. 15) SAMSUNG MEXICANA S.A. 　　DE C.V. 16) SAMSUNG ELECTRONICS 　　LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS 　　LATINOAMERICA PANAMA 　　(ZONA LIBRE) S. A 18) SAMSUNG ELECTRONICA 　　LATINOAMERICA COLOMBIA 19) SAMSUNG SEMICONDUCTOR 　　INC 20) SAMSUNG TELECOMS(U.K.) 　　LIMITED 21) SAMSUNG TELECOMMUNICA 　　-TIONS AMERICA L.P. 22) SAMSUNG INFORMATION 　　SYSTEMS AMERICA INC. 23) SAMSUNG ELECTRONICS 　　NORDIC AKTIEBOLAG 24) SAMSUNG ELECTRONICS 　　MEXICO　S.A. DE C.V. 25) SAMSUNG AUSTIN 　　SEMICONDUCTOR L.P. 26) SAMSUNG ELECTRONICA 　　DA AMAZONIA LTDA. 27) SAMSUNG INTERNATIONAL 　　INC. 28) SAMSUNG ELECTRONICS 　　FRANCE S.A 29) SAMSUNG ELECTRONICS 　　GMBH 30) SAMSUNG ELECTRONICS 　　ITALIA SPA 31) SAMSUNG ELECTRONICS 　　BENELUX　B.V. 32) SAMSUNG ELECTRONICA 　　PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS 　　POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS 　　EUROPE LOGISTICS B.V 35) SAMSUNG ELECTRONICS 　　(UK) LTD. 36) SAMSUNG RECEIVABLES 　　CORPORATION 37) SAMSUNG SEMICONDUCTOR 　　EUROPE GMBH 38) SAMSUNG SEMICONDUCTOR 　　EUROPE LIMITED 39) SAMSUNG ELECTRONICS 　　SOUTH AFRICA (PTY)LTD. 40) SAMSUNG ELECTRONICS 　　HUNGARIAN RT.,LTD 41) SAMSUNG ELECTRONICS	연결대상으로 변경)	

	MANUFACTURING(U.K.)LTD
	42) SAMSUNG ELECTRONICS
	   IBERIA S.A.
	43) SAMSUNG EUROPE PLC.
	44) SAMSUNG ELECTRONICS
	   HOLDING GMBH
	45) SAMSUNG ELECTRONICS
	   OVERSEAS B.V.
	46) SAMSUNG ELECTRONICS
	   AUSTRALIA PTY.LTD.
	47) SAMSUNG GULF
	   ELECTRONICS FZE.
	48) SAMSUNG ASIA PRIVATE LTD
	49) SAMSUNG ELECTRONICS
	   PHILIPPINES CORPORATION
	   (舊SAMSUNG MABUHAY
	   CORPORATION)
	50) SAMSUNG ELECTRONICS
	   MALAYSIA SDN.BHD.
	51) PT SAMSUNG ELECTRONICS
	   INDONESIA
	52) SAMSUNG ELECTRONICS
	   DISPLAY (M) SDN.BHD
	53) SAMSUNG ELECTORNICS
	   PHILIPPINES MANUFACTURING
	   CORPORATION
	54) SAMSUNG VINA
	   ELECTRONICS CO., LTD
	55) SAMSUNG INDIA
	   ELECTRONICS LTD
	56) THAI SAMSUNG
	   ELECTRONICS CO., LTD.
	57) SAMSUNG (CHINA)
	   INVESTMENT CO., LTD.
	58) SAMSUNG ELECTRONICS
	   HONG KONG CO., LTD.
	59) SAMSUNG ELECTRONICS
	   TAIWAN CO., LTD.
	60) SAMSUNG ELECTRONICS
	   SUZHOU SEMICONDUCTOR
	   CO., LTD
	61) SAMSUNG ELECTRONICS
	   HUIZHOU CO., LTD.
	62) SUZHOU SAMSUNG
	   ELECTRONICS CO.,LTD
	63) TIANJIN SAMSUNG
	   ELECTRONICS CO., LTD.
	64) TIANJIN TONGGUANG
	   SAMSUNG ELECTRONICS
	   CO., LTD.
	65) TIANJIN SAMSUNG
	   ELECTRONICS DISPLAY CO.
	   LTD
	66) TIANJIN SAMSUNG TELECOM
	   TECHNOLOGY, CO.,LTD
	67) SHANDONG-SAMSUNG
	   TELECOMMUNICATIONS CO.,
	   LTD.
	68) SAMSUNG YOKOHAMA
	   RESEARCH INSTITUTE
	69) SAMSUNG ELECTRONICS		

	SLOVAKIA S.R.O 70) SAMSUNG ELECTRONICS 　　SUZHOU COMPUTER CO. 　　LTD. 71) SAMSUNG ELECTRONICS 　　SUZHOU LCD CO. LTD. 72) SAMSUNG JAPAN CO. LTD 73) SHANGHAI SAMSUNG 　　SEMICONDUCTOR CO., LTD 74) SHENZHEN SAMSUNG 　　KEJIAN MOBILE TELECOMMU 　　-NICATION TECHNOLOGY 　　CO., LTD. 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성라이온즈(주) 5) 엠이엠씨코리아(주) 　　(舊)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) (舊)삼성항공 9) 삼성SDI(주) 10) 삼성네트워크(주) 　　 (舊)유니텔(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) 　　 (舊)삼성톰슨(주) 13) 삼성에버랜드(주) 14) 보광5호 투자조합 15) 보광10호 투자조합 16) SVIC 1호 신기술투자조합 17) SVIC 2호 신기술투자조합 18) SVIC 3호 신기술투자조합 19) SVIC 4호 신기술투자조합 20) SVIC 5호 신기술투자조합 21) 올앳(주) 22) SYRIAN-KOREA TELECOMMU 　　-NICATION EQUIPMENT 　　 MANUFACTURING ESTABLISH 　　-MENT CO.,LTD. 　　(시리아 통신법인) 23) SAMSUNG SDI (MALAYSIA) 　　SDN BHD. 　　(말레이시아 삼성SDI 생산법인) 24) SAMSUNG ELECTRO-MECHA 　　-NICS THAILAND CO.,LTD. 　　(태국 삼성전기 생산법인) 25) SKY WORLD CORPORATION 　　(필리핀 지주회사) 26) E-SAMSUNG ASIA 27) SHANGHAIBELL SAMSUNG 　　MOBILE COMMUNICATIONS 　　CO.,LTD		

다. 연결재무제표

(1) 연결대차대조표

연 결 대 차 대 조 표

제 37 기 2005.12.31 현재
제 36 기 2004.12.31 현재
제 35 기 2003.12.31 현재

(단위 : 백만원)

과 목	제 37기		제 36 기		제 35 기	
자 산						
Ⅰ. 유 동 자 산		(33,399,152)		(31,991,225)		(35,555,135)
(1) 당 좌 자 산		(27,534,263)		(26,187,579)		(30,773,930)
1. 현금및현금등가물		4,082,817		3,129,614		4,125,700
2. 단기금융상품		4,061,388		4,978,491		4,969,380
3. 단기매도가능증권		1,930,802		2,476,620		2,717,275
4. 단기만기보유증권		1,076		83,039		78,204
5. 매 출 채 권	7,451,467		6,812,457		6,389,933	
대 손 충 당 금	54,114	7,397,353	38,065	6,774,392	74,491	6,315,442
6. 단 기 대 여 금	331,480		440,263		572,860	
대 손 충 당 금	640		816		2,838	
현재가치할인차금	136	330,704	–	439,447	–	570,022
7. 미 수 금	1,118,869		1,171,451		942,556	
대 손 충 당 금	16,222		28,027		32,483	
현재가치할인차금	27	1,102,620	–	1,143,424	21	910,052
8. 미 수 수 익		223,052		417,539		500,916
9. 선 급 금	581,302		517,471		396,195	
대 손 충 당 금	2,529	578,773	5,669	511,802	3,070	393,125
10. 선 급 비 용		840,363		772,629		829,406
11. 예 치 보 증 금		128,686		263,007		179,374
12. 단기이연법인세자산		1,159,245		–		–
13. 기타당좌자산		34,037		12,977		17,752
14. 단기대출채권		5,663,347		5,184,598		9,167,282
(2) 재 고 자 산		(5,864,889)		(5,803,646)		(4,781,205)
1. 상 품		198,529		161,176		128,877
2. 제 품		1,785,983		1,629,626		1,323,819
3. 반 제 품		43,526		40,381		51,561
4. 재 공 품		1,229,471		1,602,570		1,187,122
5. 원 재 료		1,537,769		1,323,743		1,183,435
6. 저 장 품		227,195		222,852		173,022
7. 미 착 품		842,416		823,298		733,369
Ⅱ. 고 정 자 산		(41,062,646)		(37,013,400)		(32,486,606)
(1) 투 자 자 산		(11,153,629)		(12,506,482)		(12,550,946)
1. 장기금융상품		9,311		5,759		10,689
2. 장기매도가능증권		2,232,601		1,281,793		2,346,215
3. 장기만기보유증권		221,838		967,319		2,032,648
4. 지분법적용투자주식		2,923,314		3,057,769		2,810,686
5. 장기성매출채권	23,947		8,540		10,518	

과 목	제 37기		제 36 기		제 35 기	
대 손 충 당 금	8,344		5,125		5,039	
현재가치할인차금	438	15,165	189	3,226	236	5,243
6. 장 기 대 여 금	208,733		145,577		365,278	
대 손 충 당 금	7,181		7,706		5,927	
현재가치할인차금	16,351	185,201	5,635	132,236	19	359,332
7. 보 증 금		780,467		694,213		866,417
8. 장기선급비용		494,421		166,020		242,110
9. 장기이연법인세자산		522,689		676,813		633,676
10. 기타투자자산		15,152		59,905		50,785
11. 장기대출채권		3,753,470		5,461,429		3,193,145
(2) 유 형 자 산		(29,276,161)		(23,962,396)		(19,470,332)
1. 토 지		2,768,774		2,273,296		2,169,558
2. 건 물	6,956,622		5,978,891		5,338,527	
감가상각누계액	1,691,321	5,265,301	1,414,641	4,564,250	1,288,121	4,050,406
3. 구 축 물	444,562		406,709		343,993	
감가상각누계액	139,427	305,135	119,482	287,227	102,102	241,891
4. 기 계 장 치	38,974,387		30,832,061		25,574,414	
감가상각누계액	23,123,407	15,850,980	18,643,213	12,188,848	15,004,443	10,569,971
5. 공구기구비품	2,581,351		2,440,821		2,284,078	
감가상각누계액	1,638,126	943,225	1,574,804	866,017	1,503,472	780,606
6. 차 량 운 반 구	201,161		165,747		166,926	
감가상각누계액	91,613	109,548	75,502	90,245	65,642	101,284
7. 건설중인자산		3,875,668		3,545,231		1,403,902
8. 미 착 기 계		157,530		147,282		152,714
(3) 무 형 자 산		(632,856)		(544,522)		(465,328)
1. 영 업 권		9,839		10,799		7,969
2. 부 의 영 업 권		(-)599		(-)1,221		(-)1,842
3. 산 업 재 산 권		240,754		220,086		213,920
4. 기타의무형자산		382,862		314,858		245,281
자 산 총 계		74,461,798		69,004,625		68,041,741
.						
부 채						
Ⅰ.유 동 부 채		(24,908,590)		(26,107,583)		(28,020,512)
1. 매 입 채 무		4,206,962		4,189,110		4,150,499
2. 단 기 차 입 금		7,807,865		7,101,220		7,250,955
3. 미 지 급 금	3,352,980		3,443,746		3,851,381	
현재가치할인차금	16,329	3,336,651	10,597	3,433,149	1,807	3,849,574
4. 선 수 금		209,855		263,146		268,754
5. 예 수 금		353,517		583,416		654,024
6. 미 지 급 비 용		4,191,577		3,940,213		3,676,140
7. 미지급법인세		896,862		1,550,192		967,539
8. 유동성장기부채	3,788,239		4,957,052		7,093,670	
사채할인발행차금	1,448	3,786,791	–	4,957,052	5,977	7,087,693
9. 단기이연법인세부채		803		–		–
10. 기타유동부채		117,707		90,085		115,334
Ⅱ. 고 정 부 채		(7,945,797)		(6,496,761)		(9,861,517)

과 목	제 37기		제 36 기		제 35 기	
1. 사 채	3,960,450		4,863,517		8,320,150	
사채할인발행차금	15,437		19,377		24,944	
상 환 할 증 금	334,698		334,698		334,698	
전 환 권 조 정	186,024	4,093,687	249,897	4,928,941	307,888	8,322,016
2. 장 기 차 입 금		744,021		667,224		805,353
3. 장기미지급금	742,101		220,459		262,198	
현재가치할인차금	71,312	670,789	13,936	206,523	32,282	229,916
4. 장기미지급비용		134,974		–		–
5. 장 기 선 수 금		507,310		–		–
6. 퇴직급여충당금	1,431,997		1,155,698		970,832	
국민연금전환금	14,807		16,638		19,421	
퇴직보험예치금	840,268	576,922	683,079	455,981	551,981	399,430
7. 장기이연법인세부채		905,683		36,067		21,881
8. 기타고정부채		312,411		202,025		82,921
부 채 총 계		32,854,387		32,604,344		37,882,029
자 본						
I. 자 본 금		(897,514)		(897,514)		(895,241)
1. 보통주자본금		778,047		778,047		775,774
2. 우선주자본금		119,467		119,467		119,467
II. 연결자본잉여금		(6,338,460)		(6,239,586)		(6,242,269)
III. 연결이익잉여금		(37,369,265)		(30,576,954)		(24,415,681)
(연결당기순이익 –						
당기 : 7,640,092백만원						
전기 :10,789,535백만원)						
IV. 연결자본조정		((-)4,897,713)		((-)3,270,488)		((-)2,062,601)
1. 자 기 주 식		(-)5,970,778		(-)4,159,639		(-)3,457,834
2. 매도가능증권평가이익		559,881		121,628		126,265
3. 매도가능증권평가손실		(-)23,540		(-)30,375		(-)12,337
4. 지분법자본변동		123,384		72,619		192,398
5. 부의지분법자본변동		(-)63,969		–		–
6. 주식매수선택권		616,824		692,292		704,316
7. 해외사업환산대(차)		(-)149,618		44,763		399,064
8. 기타자본조정		10,103		(-)11,776		(-)14,473
V. 외부주주지분		(1,899,885)		(1,956,715)		(669,122)
자 본 총 계		41,607,411		36,400,281		30,159,712
부채와 자본총계		74,461,798		69,004,625		68,041,741

(2) 연결손익계산서

연 결 손 익 계 산 서

제 37 기 (2005.01.01 부터 2005.12.31 까지)
제 36 기 (2004.01.01 부터 2004.12.31 까지)
제 35 기 (2003.01.01 부터 2003.12.31 까지)

(단위 : 백만원)

과 목	제 37 기		제 36 기		제 35 기	
Ⅰ. 매 출 액		80,629,510		81,963,009		64,817,456
Ⅱ. 매 출 원 가		55,251,655		52,952,682		42,252,493
Ⅲ. 매 출 총 이 익		25,377,855		29,010,327		22,564,963
Ⅳ. 판매비와관리비		17,802,357		17,249,581		16,268,736
1. 급 여	1,619,805		1,711,236		1,347,609	
2. 퇴 직 급 여	128,415		120,687		114,493	
3. 감 가 상 각 비	307,130		280,756		295,647	
4. 운 반 비	1,556,865		1,415,927		1,076,597	
5. 지 급 수 수 료	2,739,031		2,629,064		2,899,656	
6. 광 고 선 전 비	1,299,318		1,295,515		1,191,231	
7. 판 매 촉 진 비	1,360,721		1,260,472		1,003,044	
8. 기 업 홍 보 비	401,471		424,390		313,892	
9. 애프터서비스비	931,958		992,739		656,064	
10. 대 손 상 각 비	2,007,139		2,630,564		3,697,505	
11. 경 상 개 발 비	967,165		851,007		662,885	
12. 연 구 비	2,179,981		1,838,251		1,357,546	
13. 주식보상비용	32,177		39,233		80,400	
14. 기타판매비와관리비	2,271,181		1,759,740		1,572,167	
Ⅴ. 영 업 이 익		7,575,498		11,760,746		6,296,227
Ⅵ. 영 업 외 수 익		3,019,856		2,888,807		2,302,527
1. 이 자 수 익	284,200		361,811		291,339	
2. 배 당 금 수 익	36,509		20,238		19,364	
3. 수 수 료 수 익	35,646		66,544		115,640	
4. 임 대 료	54,558		54,070		52,571	
5. 매도가능증권처분이익	41,178		70,882		53,728	
6. 외 환 차 익	1,190,611		1,146,088		871,796	
7. 외 화 환 산 이 익	144,465		202,172		246,168	
8. 지 분 법 이 익	491,405		495,620		246,764	
9. 유형자산처분이익	77,911		81,061		51,625	
10. 기타영업외수익	663,373		390,321		353,532	
Ⅶ. 영 업 외 비 용		2,470,041		2,273,395		2,169,194
1. 이 자 비 용	218,233		170,107		215,113	
2. 기타대손상각비	1,523		6,623		4,354	
3. 매출채권처분손실	205,501		119,343		65,468	
4. 매도가능증권처분손실	29,826		16,316		35,664	
5. 외 환 차 손	1,124,380		1,060,191		908,016	
6. 외화환산손실	117,571		80,723		147,417	

과 목	제 37 기		제 36 기		제 35 기	
7. 매도가능증권감액손실	81,588		25,490		343,219	
8. 만기보유증권감액손실	90,557		109,267		2,395	
9. 유형자산처분손실	31,302		81,776		50,883	
10. 지 분 법 손 실	149,656		–		–	
11. 기 부 금	180,135		182,286		122,764	
12. 기타영업외비용	239,769		421,273		273,901	
Ⅷ. 경 상 이 익		8,125,313		12,376,158		6,429,560
Ⅸ. 특 별 이 익		–		–		–
Ⅹ. 특 별 손 실		–		–		–
ⅩⅠ. 법인세비용차감전순이익		8,125,313		12,376,158		6,429,560
ⅩⅡ. 법 인 세 비 용		1,218,246		2,207,285		1,076,492
ⅩⅢ. 총당기순이익		6,907,067		10,168,873		5,353,068
ⅩⅣ. 외부주주지분순손실		807,185		704,815		631,745
외부주주지분순이익		(-)74,160		(-)84,153		(-)22,566
ⅩⅤ. 연결당기순이익		7,640,092		10,789,535		5,962,247
(기본주당경상이익 및 순이익 –						
당기: 49,969원, 전기: 67,916원						
희석주당경상이익 및 순이익 –				.		
당기: 49,128원, 전기: 66,881원)						

6. 부문별 재무 현황

가. 사업부문별 재무정보

(1) 사업부문별 재무현황

(단위 : 백만원)

구 분	제 37 기	제 36 기	제 35 기
디지털 미디어			
1. 매출액			
외부매출액	6,484,657	8,027,556	7,718,704
부문간내부매출액	61,843	58,734	17,743
계	6,546,500	8,086,290	7,736,447
2. 영업손익	△313,723	△25,757	145,063
3. 자산	4,434,581	3,960,228	3,820,409
(감가상각비 등)	(62,698)	(55,862)	(53,052)
정보통신			
1. 매출액			
외부매출액	18,818,258	18,935,875	14,201,733
부문간내부매출액	6,361	3,922	2,355
계	18,824,619	18,939,797	14,204,088
2. 영업손익	2,295,451	2,811,081	2,703,904
3. 자산	8,493,617	7,971,598	7,347,289
(감가상각비 등)	(211,973)	(199,125)	(172,419)
반도체			
1. 매출액			
외부매출액	18,334,808	18,224,753	12,711,701
부문간내부매출액	1,834,621	1,509,192	926,797
계	20,169,429	19,733,945	13,638,498
2. 영업손익	5,457,726	7,474,980	3,613,905
3. 자산	22,219,276	21,350,022	17,520,678
(감가상각비 등)	(3,672,137)	(3,164,323)	(2,705,722)
LCD			
1. 매출액			
외부매출액	9,710,174	8,688,676	5,192,372
부문간내부매출액	1,099,559	1,333,996	936,598
계	10,809,733	10,022,672	6,128,970
2. 영업손익	734,834	1,884,546	892,081
3. 자산	9,812,391	7,617,958	5,173,774
(감가상각비 등)	(954,903)	(951,937)	(684,908)

구 분		제 37 기	제 36 기	제 35 기
생활가전				
1. 매출액				
	외부매출액	3,383,392	3,258,857	3,405,270
	부문간내부매출액	5,245	6,412	15,079
	계	3,388,637	3,265,269	3,420,349
2. 영업손익		△91,446	△53,666	△110,820
3. 자산		1,459,217	1,525,794	1,881,527
(감가상각비 등)		22,538	(27,269)	(30,375)
기타				
1. 매출액				
	외부매출액	726,381	496,642	352,236
	부문간내부매출액	199,326	242,835	129,193
	계	925,707	739,477	481,429
2. 영업손익		△23,067	△74,307	△51,431
3. 자산		4,119,687	1,390,943	3,459,704
(감가상각비 등)		(136,226)	(127,599)	(114,643)

※ [△ 는 부(-)의 수치임]
※ 부문별 내부 매출에 적용된 대체가격 : 시가기준
※ 당사는 제36기에 경영관리목적으로 일부 사업부문의 분류를 변경하였으며, 제35기의
　재무현황을 제36기의 분류기준에 따라 재분류하였습니다.

(2) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

　1) 공통 판매비와 관리비의 경우

　　- 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델에
　　　직접 귀속시키고

　　- 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,
　　　인원수비, 작업공수비등)에 의거 적절한 배부가 이루어지도록 함.

　2) 공통자산의 경우 부문별 순자산비율로 배부

　　- 직접귀속이 가능한 자산(재고자산,고정자산,투자자산등)은 해당부서에
　　　직접 귀속되나,

　　- 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은
　　　본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(3) 영업손익의 조정

　　- 부문별 사내매출 및 사내매출원가 소거에 따른 영향을 상호 조정하여 반영함

(4) 기타 사업부문 현황
  - 해당사항 없음

나. 지역별 재무 정보

(1) 지역의 구분
 - 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도,
   경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함.

(2) 공시대상 지역부문
  - 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역.
    단, 아프리카 지역의 외부매출액은 위 10% 이상에 해당하지 않음.
      · 국내 : 본사외 11개 법인
      · 미주 : SEA외 14개 법인
      · 구주 : SEUK외 18개 법인
      · 아주 : SAPL외 31개 법인
      · 아프리카 : SSA 1개 법인

(3) 지역부문별 현황
  - 지역부문별 주요제품
      · 국내 : 디지털미디어 부문 - CTV, VTR, Monitor, PC 등
               정보통신 부문 - HHP, Network Equipment 등
               반도체 부문 - DRAM, SRAM, Flash Memory 등
               LCD 부문 - LCD Panel 등
               생활가전 부문 - REF, MWO, W/M, AIR-CON 등
      · 미주 : 반도체, LCD, HHP, PC, Monitor, CTV, VCR 등
      · 구주 : 반도체, LCD, HHP, CTV, VCR, Monitor 등
      · 아주 : 반도체, LCD, HHP, CTV, VCR, MWO, Monitor 등
      · 아프리카 : HHP, REF, CTV, MWO 등

(4) 지역별 재무현황

(단위 : 백만원)

구 분	제 37 기	제 36 기	제 35 기
본국(대한민국)			
1. 매출액			
외부매출액	17,262,062	18,279,072	19,772,988
지역간내부매출액	49,944,204	46,763,000	32,554,763
계	67,206,266	65,042,072	52,327,751
2. 영업손익	6,629,701	10,258,862	5,725,722
3. 자산	67,799,075	63,235,796	61,241,469
미주지역			
1. 매출액			
외부매출액	17,091,214	18,996,294	13,005,200
지역간내부매출액	7,781,560	8,362,645	6,207,030
계	24,872,774	27,358,939	19,212,230
2. 영업손익	20,721	426,195	163,166
3. 자산	5,819,311	6,143,291	5,856,419
구주지역			
1. 매출액			
외부매출액	20,546,177	17,837,119	12,960,786
지역간내부매출액	5,352,172	4,366,743	4,072,654
계	25,898,349	22,203,862	17,033,440
2. 영업손익	118,893	168,392	97,241
3. 자산	5,895,379	4,887,783	4,221,296
아주지역			
1. 매출액			
외부매출액	25,186,208	26,480,688	18,869,774
지역간내부매출액	18,082,515	16,716,383	13,694,203
계	43,268,723	43,197,071	32,563,977
2. 영업손익	512,771	591,573	322,384
3. 자산	8,824,865	7,899,511	7,723,912
아프리카			
1. 매출액			
외부매출액	543,849	369,836	208,708
지역간내부매출액	69	477	700
계	543,918	370,313	209,408

구 분	제 37 기	제 36 기	제 35 기
2. 영업손익	12,703	8,433	9,922
3. 자산	125,363	64,618	48,090
연 결 조 정			
영업손익	280,709	307,291	(−)22,208
자산	(−)14,002,195	(−)13,226,374	(−)11,049,445
연결후 금액			
영업손익	7,575,498	11,760,746	6,296,227
자 산	74,461,798	69,004,625	68,041,741

(5) 공통 판매비와 관리비 및 자산

　- 공통판매비와 관리비의 경우

　　· 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제조부문에

　　　직접 귀속시키고

　　· 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,

　　　인원수비,작업공수비등)에 의거 적절한 배부가 이루어지도록 함.

　- 공통자산의 경우

　　· 자산은 지역별로 직접귀속함

(6) 영업손익의 조정

　- 지역간(내) 내부매출을 상계후 반영

7. 합병 전 · 후의 재무제표

가. 합병의 개요

　- 해당사항 없음

나. 합병 전 · 후의 재무제표

　- 해당사항 없음

다. 합병관련사항

　- 해당사항 없음

IV. 감사인의 감사의견 등

1. 감사인(공인회계사)의 감사의견 등

가. 감사인

제 38 기 반기	제 37 기 반기	제 37 기 연간	제 36 기 연간
삼일회계법인	삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 반기감사(또는 검토)절차 요약

1) 반기검토절차의 개요

감사인은 삼성전자주식회사의 2006년 6월 30일 현재의 대차대조표, 2006년과
2005년 6월 30일로 종료하는 3개월 및 6개월 회계기간의 손익계산서와
현금흐름표를 검토하였습니다.

감사인은 대한민국의 반기재무제표검토준칙에 따라 검토를 실시하였습니다.
이 준칙은 감사인이 재무제표가 중대하게 왜곡표시되지 아니하였다는 것에 관해
보통수준의 확신을 얻도록 검토를 계획하고 실시할 것을 요구하고 있습니다.
검토는 주로 질문과 분석적 절차에 의거 수행되므로 감사보다는 낮은 수준의
확신을 제공합니다.

2) 제 38기 반기 검토일정
   - 반기검토 : '06. 6. 21~ 6. 23, '06. 7. 7 ~ 7. 20

다. 감사(또는 검토)의견

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
제 38 기 반기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 37 기 반기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
		아니하였음)
제 37 기 연간	적정	지적사항 없음
제 36 기 연간	적정	지적사항 없음

라. 특기사항 요약

사 업 연 도	특 기 사 항
제38기 반기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족 하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동 차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회 장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소 송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상 금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장 부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사 와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879 억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제37기 반기	반기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당반기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각 각 1,117,038백만원과 20,051,798천불 및 5,756,498백만원과 3,497,701천불이며, 2005년 6월 30일 현재 관련 채권과 채무 잔액은 각각 1,080,368백만원과 449,584천불 및 2,165,938백만원과 595,431천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부 족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순 위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이 자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 반기재무제표에 미 칠 영향을 합리적으로 예측할 수 없습니다.
제 37 기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족 하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동

사 업 연 도	특 기 사 항
	차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

2. 최근 3사업연도의 외부감사인에게 지급한 보수 등에 관한 사항

가. 감사용역계약 체결현황

(단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제38기 반기	삼일회계법인	개별 및 연결 분· 반기 재무제표 검토	1,102	15,836
제37기	삼일회계법인	분· 반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	2,048	35,313
제36기	삼일회계법인	분· 반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	1,430	26,800

나. 외부감사인과의 비감사용역계약 체결현황

(단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제38기 반기	2006년 3월	투자대상회사 자산실사	2006.04 - 2006.05	112	
	2005년 12월	세무자문 지원업무	2006.01 - 2006.06	28	
	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2006.06	660	
	2005년 10월	자산계정 정밀검토 지원업무	2005.10 - 2006.01	104	
		기타		20	
		소 계		924	
제37기	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2005.12	110	
	2005년 4월	해외 투자 검토 지원업무	2005.05 - 2005.06	106	
	2005년 3월	이전가격 검토 지원업무	2005.04 - 2005.12	657	
	2004년 4월	투자 및 생산관리 프로세스 개선 지원업무	2004.04 - 2005.10	404	
	2004년 12월	세무자문 지원업무	2005.01 - 2005.09	170	
		기타		105	
		소 계		1,552	
제36기	2004년 10월	해외법인 자산계정 정밀검토 지원업무	2004.10 - 2004.12	579	
	2004년 4월	투자 및 생산관리 프로세스 개선지원 업무	2004.04 - 2004.12	234	
	2004년 2월	내부통제구조평가 지원	2004.03 - 2004.07	1,355	
	2003년 12월	해외합작법인 설립 지원업무	2004.01 - 2004.12	685	
	2003년 10월	자산계정 정밀검토 지원	2004.02 - 2004.10	814	
		기 타		546	
		소 계		4,213	

3. 기타

- 해당사항 없음

V. 지배구조 및 관계회사 등의 현황

1. 지배구조의 개요

가. 이사회제도에 관한 사항

(1) 이사회의 구성에 관한 사항

(가) 이사회의 권한 내용

- 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사 경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
- 이사회는 이사의 직무의 집행을 감독한다.

① 주주 총회의 소집과 이에 제출할 의안
  【법규· 정관상 의무사항】
  1) 주주총회의 소집
  2) 영업보고서 및 재무제표의 승인
  3) 정관의 변경
  4) 자본의 감소
  5) 회사의 해산, 합병, 회사의 계속
  6) 회사의 영업전부 또는 중요한 일부의 양도 및 양수
  7) 영업전부의 임대 또는 경영위임, 타인과 영업의 손익 전부를 같이하는 계약 기타 이에 준할 계약의 체결이나 변경 또는 해약
  8) 사후설립
  9) 이사의 선임 및 해임
  10) 주식의 액면미달 발행
  11) 이사의 회사에 대한 책임의 면제
  12) 주식배당 결정
  13) 주식매수선택권의 부여
  14) 이사의 보수

15) 주주총회 의장 선임

16) 주주총회 소집권자의 선임

17) 기타 주주총회에 부의할 의안

② 경영 등에 관한 사항

【표준이사회 규정상 추가사항】

1) 회사경영의 기본 방침의 결정 및 변경

2) 경영계획 및 분기, 반기보고서 승인

③ 재무 등에 관한 사항

【법규· 정관상 의무사항】

1) 준비금의 자본전입

2) 주식발행에 관한 사항

· 신주발행의 결정

· 전환사채, 신주인수권부 사채의 발행

3) 자기주식의 취득, 처분, 소각

4) 내부거래 등의 승인

다음 각호의 경우에 이사회의 승인을 받도록 한다.

가. 독점규제 및 공정거래에 관한 법률상 특수관계인을 상대로
하거나, 동 특수관계인을 위하여 동법 제11조의2의 규정에
따른 대규모 내부거래를 하고자 하는 경우

나. 회사의 최대주주(그의 증권거래법상 특수관계인을 포함한다)
및 증권거래법상 특수관계인과 증권거래법 제191조의19 제1
항 각호에서 규정하고 있는 거래를 하고자 하는 경우.
다만, 동조 제2항 제2호에 따라 이사회에서 거래총액을 승인
받은 경우는 그러하지 아니하다.

5) 주식매수선택권의 부여 (이사 제외)

【기타 주요 재무사항】

1) 자본금 10% 이상 상당 타법인출자, 처분

2) 자본금 10% 이상 상당 해외직접투자

3) 자산재평가 실시

4) 주권 등 액면분할, 병합

5) 중대한 회계처리기준 변경

6) 건별 자본금 10%이상 상당 담보제공 또는 채무보증

　　– 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.

　　– 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

7) 자기 자본 50%이상 상당 금액 차입계약 체결

8) 해외증권시장 주권 상장

9) 투신사 자사주펀드 가입, 중도해지중 중요한 사항

10) 유상증자시 실권주식 처리

11) 자본금 10% 상당 금액 가지급 또는 대여

12) 자본금 10% 상당 금액이상의 증여

④ 이사 및 이사회, 위원회등에 관한 사항

【법규· 정관상 의무사항】

1) 이사의 경업, 동종업종 타회사 임원의 겸임 및 이사와 회사간의

　　거래의 승인

2) 이사회 의장의 선임

3) 대표이사의 선정 및 공동 대표의 결정

4) 이사의 직위, 직무의 위촉과 해촉

5) 위원회 설치 및 위원의 선임 및 해임

⑤ 기 타

1) 이사회 운영 규칙 및 위원회 운영규칙의 개폐

2) 기타 법령 또는 정관에 정하여진 사항, 주주총회에서 위임받은 사항 및

　　대표이사가 필요하다고 인정하는 사항

(나) 이사후보의 인적사항에 관한 주총 전 공시여부 및 주주의 추천여부

– 이사회에 의한 사내이사 후보 추천 (이건희, 윤종용, 이윤우, 최도석)

– 사외이사후보 추천위원회에 의한 사외이사 후보 추천

　 (정귀호, 황재성, 박오수, 윤동민, 이재웅)

– 경영참고사항 비치,공시('06.2.1)시 이사후보에 대한 인적사항 공시

* 공시된 경영참고사항중 이사후보의 인적사항

구 분	이사후보 Profile	비고
사내이사	1. 이 건 회 (李 健 熙) ○ 생년월일 : 1942. 1. 9 ○ 학력사항 - 1965. 3 : 日 와세다대학교 상과대학 졸업 - 1966. 9 : 美 조지워싱턴대학교 경영대학원 수료 - 2000. 4 : 서울대학교 경영학 명예박사 ○ 주요 경력사항 - 1987.12 : 삼성그룹 회장 - 1987 ~ 현재 : 전국경제인연합회 부회장 - 1996 ~ 현재 : 국제올림픽위원회 위원 - 1998 ~ 현재 : 삼성전자 대표이사 회장 ○ 회사와의 거래내역 : 없음 ○ 최대주주와의 관계 : 본인	이사회 추천
사내이사	2. 윤 종 용 (尹 鍾 龍) ○ 생년월일 : 1944. 1. 21 ○ 학력사항 - 1966. 2 : 서울대학교 전자공학 졸업 - 1988. 6 : 美 MIT Sloan School Senior Executive 과정수료 ○ 주요 경력사항 - 1992 ~ 1993 : 삼성전기 대표이사 사장 - 1993 ~ 1995 : 삼성전관 대표이사 사장 - 1995 ~ 1996 : 삼성그룹 일본본사 대표이사 사장 - 1997 ~ 1999 : 삼성전자 대표이사 사장 - 2000 ~ 현 재 : 삼성전자 대표이사 부회장 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천
사내이사	3. 이 윤 우 (李 潤 雨) ○ 생년월일 : 1946. 6. 26 ○ 학력사항 - 1969. 2 : 서울대학교 전자공학 졸업 ○ 주요 경력사항 - 1992 ~ 1993 : 삼성전자 메모리사업총괄 부사장 - 1994 ~ 1995 : 삼성전자 반도체총괄 대표이사 부사장 - 1996 ~ 2004 : 삼성전자 반도체총괄 대표이사 사장 - 2004 : 삼성전자 대외협력담당 부회장 겸) 삼성종합기술원장 - 2005 ~ 현 재 : 삼성전자 기술총괄 겸) 대외협력담당 부회장, 삼성종합기술원 부회장 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천
사내이사	4. 최 도 석 (崔 道 錫) ○ 생년월일 : 1949. 5. 3 ○ 학력사항 - 1975. 2 : 연세대학교 경영학 졸업 - 1996. 2 : 홍익대학교 국제경영대학원 경영학 졸업 ○ 주요 경력사항 - 1999 : 삼성전자 경영지원실 부사장 - 2000 ~ 2001 : 삼성전자 경영지원총괄 대표이사 부사장 - 2001 ~ 2003 : 삼성전자 경영지원총괄 사장 - 2003 ~ 현 재 : 삼성전자 경영지원총괄 대표이사 사장 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천
사외이사	1. 정 귀 호 (鄭 貴 鎬) ○ 생년월일 : 1939. 8. 4 ○ 학력사항 - 1963 : 서울대학교 법학과 졸업 - 1964 : 서울대학교 사법대학원 수료 - 1977 : 서울대학교 법학석사 - 1987 : 서울대학교 법학박사 ○ 주요 경력사항	사외이사후보 추천위원회

구 분	이사후보 Profile	비고
	- 1992 ~ 1993 : 춘천지방법원 법원장 - 1993 ~ 1999 : 대법원 대법관 - 1999 ~ 현 재 : 법무법인 바른법률 고문변호사 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	
사외이사	2. 황 재 성 (黃 再 性) ○ 생년월일 : 1944. 2. 1 ○ 학력사항 - 1966. 2 : 건국대학교 상경대학 졸업 - 1988. 8 : 한양대학교 행정대학원 졸업 ○ 주요 경력사항 - 1996 ~ 1998 : 경인지방국세청장 - 1998 ~ 1999 : 서울지방국세청장 - 1999 ~ 현 재 : 김&장 법률사무소 상임고문 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회
사외이사	3. 박 오 수 (朴 吾 銖) ○ 생년월일 : 1952. 12. 24 ○ 학력사항 - 1975 : 서울대학교 경영학 학사 - 1977 : 서울대학교대학원 경영학 석사 - 1986 : 미국 펜실베니아주립대학교 경영학 박사 ○ 주요 경력사항 - 2002 ~ 2003 : 제12대 한국인사조직학회 회장 - 2003 ~ 2004 : 서울대학교 경영대 학장 - 1988 ~ 현 재 : 서울대학교 경영대 경영학과 교수 - 2003 ~ 현 재 : 대한항공 사외이사 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회
사외이사	4. 윤 동 민 (尹 東 旻) ○ 생년월일 : 1945. 4. 4 ○ 학력사항 - 1967 : 서울대학교 법학학사 ○ 주요 경력사항 - 1995 ~ 1997 : 대전고등검찰청 차장검사 - 1997 ~ 1998 : 법무부 기획관리실 실장 - 1998 ~ 1999 : 법무부 보호국 국장 - 1999 ~ 현 재 : 김&장 법률사무소 변호사 - 2004 ~ 현 재 : 두산 사외이사 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회
사외이사	5. 이 재 웅 (李 在 雄) ○ 생년월일 : 1942. 5. 2 ○ 학력사항 - 1966 : 서울대학교 상학학사 - 1972 : 미국 서던메소디스트대학교대학원 석사 - 1974 : 미국 서던메소디스트대학교대학원 경제학 박사 ○ 주요 경력사항 - 1997 ~ 1998 : 금융통화운영위원회 위원 - 1999 ~ 2003 : 성균관대 부총장 - 1982 ~ 현 재 : 성균관대 경제학부 경제학전공 교수 - 2004 ~ 현 재 : 부산은행 사외이사 - 2005 ~ 현 재 : 한국경제학회 회장 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회

(다) 사외이사후보추천위원회 설치 및 구성 현황

성 명	사외이사 여부	비 고
윤종용	×	사외이사 1/2이상 (증권거래법 제191조의 16 제3항의 규정 충족)
최도석	×	
정귀호	○	
박오수	○	

(라) 사외이사 현황

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
정귀호	변호사 정귀호 법률사무소 변호사 (2006 ~ 현재) 법무법인 바른법률 고문변호사 (1999 ~ 2005) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	해당없음	
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당없음	
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당없음	
윤동민	김&장 법률사무소 변호사 (1999 ~ 현재) 법무부 보호국 국장 (1998 ~ 1999) 법무부 기획관리실 실장 (1997 ~ 1998)	해당없음	
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	해당없음	
Goran S.Malm	Boathouse Ltd 회장 & CEO (2000 ~ 현재) Dell Computer Asia Pacific 사장 겸 Dell Computer 수석부사장 (1999 ~ 2000) GE Asia-Pacific사장 겸 GE 수석부사장 (1997 ~ 1999)	해당없음	
박오수	서울대학교 경영대학 교수 (1988 ~ 현재) 리더쉽학회 회장 (2003 ~ 2004) 한국인사조직학회 회장 (2002 ~ 2003)	해당없음	

(2) 이사회의 운영에 관한 사항

(가) 이사회 운영규정의 주요내용

1. 목적

이 규정은 이사회의 효율적인 운영을 위하여 필요한 사항을 규정함을
목적으로 한다.

2. 권한

① 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
② 이사회는 이사의 직무의 집행을 감독한다.

3. 구성

이사회는 이사 전원으로 구성하며, 법령 또는 정관에 의하여 선임된 사외이사를 포함한다.

4. 종류

① 이사회는 정기이사회와 임시이사회로 한다.
② 정기이사회는 매분기 1회 개최를 원칙으로 한다.
③ 임시이사회는 필요에 따라 수시로 개최한다.

5. 이사회의 소집

① 이사회는 의장이 소집하며 의장은 회일을 정하여 늦어도 24시간전에 각 이사에게 문서, 전자문서 또는 구두로써 통지하여야 한다. 다만, 이사전원의 동의가 있을 때에는 소집절차를 생략할 수 있다.
② 각 이사는 업무수행상 필요하다고 인정되는 경우 의안과 그 사유를 밝히어 의장에게 이사회 소집을 요구할 수 있으며, 의장이 정당한 이유없이 이사회 소집을 거절하는 경우에는 이사회의 소집을 요구한 이사가 이사회를 소집할 수 있다. 이때에도 제1항의 규정을 준용한다.

6. 부의사항

① 이사회에 부의할 사항은 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 기타회사업무 집행에 관한 중요사항으로 한다.
② 제1항의 규정에 따라 이사회에 부의할 사항은 다음과 같다.
  1. 주주 총회의 소집과 이에 제출할 의안
  2. 경영 등에 관한 사항
  3. 재무 등에 관한 사항
  4. 이사 및 이사회, 위원회등에 관한 사항
  5. 기 타

7. 위임

이사회는 이사회의 의결을 거쳐야 할 사항 중 법령 또는 정관에 정하여진 것을 제외하고는 이사회의 결의로써 위원회에 그 결정을 위임할 수 있다.

8. 의사록

① 이사회의 의사진행에 관하여는 의사록을 작성하여야 한다.

② 의사록에는 이사회의 안건 경과요령과 그 결과, 반대하는 자와 그 반대하는 이유를 기재하고, 출석한 이사전원이 기명날인 또는 서명을 한다.

(나) 이사회의 주요활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'06.01.13	① 제37기 재무제표 및 영업보고서 승인의 건 ② 2006년 경영계획 승인의 건 ※ 보고1 : 내부회계관리제도 운영실태 보고의 건 　보고2 : 내부회계관리제도 운영실태 평가보고의 건	가결 가결	
2	'06.02.01	① 제37기 정기주주총회 소집결정의 건 ② 제37기 정기주주총회 회의 목적사항 결정의 건 　- 제1호 : 제37기 대차대조표, 손익계산서 　　　　　 및 이익잉여금처분계산서(안) 승인의 건 　- 제2호 : 이사 선임의 건 　　· 제2-1호 : 사외이사 선임의 건 　　· 제2-2호 : 사내이사 선임의 건 　　· 제2-3호 : 감사위원회 위원 선임의 건 　- 제3호 : 이사 보수한도 승인의 건 ③ 주식예탁증서(DR)의 의결권 수임자 결정의 건 ④ 삼성코닝정밀유리 유상증자 참여의 건	가결 가결 가결 가결	
3	'06.03.03	① 제37기('05년) 연결재무제표 공고(안) 승인의 건 ② 대표이사 선임 및 이사 업무위촉의 건 ③ '06년 이사회내 위원회 위원 선임의 건	가결 가결 가결	
4	'06.04.14	① 제38기 1/4분기 재무제표 및 분기보고서 승인의 건 ② SEA 자본금 증자 참여의 건 ③ 자사주 매입의 건 ※ 보고 : 주식매수선택권 실효내역 보고	가결 가결 가결	
5	'06.06.20	① 삼성생명 퇴직보험료 납부의 건 ② 삼성생명공익재단 기부금 출연의 건	가결 가결	
6	'06.07.14	① 제38기 상반기 재무제표, 중간배당 및 반기보고서 승인의 건 ② 소니사와 LCD 8세대 합작계약 체결 및 　 S-LCD(주) 유상증자 참여 등의 건 ③ 기부금 출연의 건 ④ 손해보험 가입의 건 ⑤ 수익증권 거래한도 연장의 건 ⑥ 공정거래 자율준수관리자 선임의 건 ⑦ 해외 신규법인 설립의 건 ※보고1 : 내부회계관리제도 운영실태 보고의 건 　보고2 : 내부회계관리제도 운영실태 평가보고의 건 　보고3 : '06년 사외이사 유럽방문 결과보고	가결 가결 가결 가결 가결 가결 가결	

(다) 이사회에서의 사외이사의 주요활동내역

회 차	개최일자	사외이사 참석인원	비 고
1	'06.01.13	6(7)	
2	'06.02.01	7(7)	
3	'06.03.03	7(7)	
4	'06.04.14	6(7)	
5	'06.06.20	6(7)	
6	'06.07.14	7(7)	

★ ( )안은 총사외이사수

(라) 이사회내의 위원회 구성현황과 그 활동내역

□ 위원회

① 이사회는 그 결의로 이사회내에 다음 각 호의 위원회를 설치할 수 있다.

　가. 경영위원회

　나. 감사위원회

　다. 사외이사후보 추천위원회

　라. 기타 이사회가 필요하다고 인정하는 위원회

② 각 위원회의 권한, 운영등에 관하여는 관계법령에서 다른 정함이 있는
　경우를 제외하고는 이사회결의로 정한다.

③ 위원회는 결의된 사항을 각 이사에게 통지하여야 한다. 이 경우 이를
　통지받은 각 이사는 통지를 받은 날로부터 2일내에 이사회의 의장에게
　이사회의 소집을 요구할 수 있으며, 이사회는 위원회가 결의한 사항을
　다시 결의할 수 있다.

④ 이사가 위원회의 결의사항에 대한 통지를 받은 후 제3항에서 정한 기간
　내에 이사회의 소집을 요구하지 아니한 경우에는 위원회의 결의는 이사
　회에서 다시 결의할 수 없다.

⑤ 위원회에 대해서 제8조(이사회 소집), 제9조(결의방법) 및 제15조(의사록)의
　규정을 준용한다.

□ 경영위원회

① 이사회는 이사회의 결의로 경영위원회를 설치할 수 있다.

② 경영위원회는 이사회 규정 및 결의에 따라 그 업무를 수행하여야 하며,
   그 외 수시로 이사회가 위임한 사항에 관하여 심의하고 결의한다.
   경영위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

③ 제②항에 의거 경영위원회에 위임한 사항은 다음과 같다.

  1. 경영일반에 관한 사항

   1) 회사의 년간 또는 중장기 경영방침 및 전략

   2) 주요 경영전략

   3) 사업계획· 사업구조 조정 추진

   4) 해외 지법인등 거점의 신규진출, 이전 및 철수

   5) 해외업체와의 전략적 제휴 등 협력추진

   6) 국내외 자회사 매입 또는 매각

   7) 기타 주요 경영현황

   8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지

   9) 지배인의 선임 또는 해임

  10) 최근사업년도 생산액의 10%이상 생산중단, 폐업

  11) 기술도입계약체결 및 기술이전, 제휴

  12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약

  13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기

  14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결

  15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약
      체결 또는 해지

  16) 조직의 운영에 관한 기본원칙

  17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경

  18) 명의개서 대리인의 선임, 해임 및 변경

  19) 주주명부폐쇄 및 기준일 설정에 관한 사항

  20) 업무추진 및 경영상 필요한 세칙의 제정

  2. 재무등에 관한 사항

   1) 10억원 이상 자본금 10%미만 상당 타법인 출자, 처분

   2) 10억원 이상 자본금 10%미만 상당 해외 직접투자

   3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증

(기간 연장은 제외함)

　- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.

　- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결

　(기간 연장은 제외함)

5) 내부거래의 승인

　내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을

　상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의

　자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산

　(부동산, 무채재산권 등)을 제공하거나 거래하는 행위

6) 사채발행

7) 신규시설투자

8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중

　이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원

　회에 위임한 사항을 제외한 일체의 사항

- 경영위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
이윤우	삼성전자 대표이사 부회장 (2004 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사

- 경영위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'06.01.09	① 특허 계약 체결의 건	가결	
2	'06.01.23	① 사옥 신축 투자의 건	가결	
3	'06.02.20	① 해외법인 지급보증의 건 ② 메모리 연구개발라인 설비 투자의 건 ③ LCD 라인 개조 투자의 건 ④ LCD 라인 기초공사 투자의 건	가결 가결 가결 가결	
4	'06.03.13	① 메모리 라인 전환 및 Upgrade 투자의 건 ② 메모리 공정 Upgrade 및 증설 투자의 건	가결 가결	
5	'06.03.27	① 보유 부동산 매각의 건 ② 기부금 출연의 건	가결 가결	

회 차	개최일자	의 안 내 용	가결여부	비 고
6	'06.04.10	① 해외법인 지급보증의 건 ② 무역금융한도 추가 확보의 건 ③ '06년 임원배상책임보험 갱신의 건 ④ 법인 공정 Upgrade 및 증설 투자의 건 ⑤ 기숙사 및 식당 신축 투자의 건	가결 가결 가결 가결 가결	
7	'06.04.14	① 부동산 임대차 재계약의 건 ② 기부금 출연의 건	가결 가결	
8	'06.04.26	① 기부금 출연의 건	가결	
9	'06.05.08	① 시스템LSI(事) 라인 투자의 건	가결	
10	'06.05.25	① 부동산 매입의 건	가결	
11	'06.05.29	① 해외법인 지급보증의 건 ② 해외법인 유상증자의 건 ③ 기부금 출연의 건	가결 가결 가결	
12	'06.06.12	① 중간배당 계획에 따른 주주명부 폐쇄의 건 ② 메모리 법인 투자의 건 ③ 메모리 라인 투자의 건	가결 가결 가결	
13	'06.06.26	① 시스템LSI(事) 라인 증설 투자의 건 ② 기부금 출연의 건	가결 가결	
14	'06.07.03	① 구미 기술동 건축의 건	가결	
15	'06.07.24	① 메모리 라인 증설 및 Upgrade 투자의 건	가결	

□ 감사위원회

① 이사회는 이사회의 결의로 감사위원회를 설치할 수 있다.

② 감사위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

※ 세부사항은 'Page 119 나. 감사제도에 관한 사항 '참조

□ 사외이사후보 추천위원회

① 이사회는 이사회의 결의로 사외이사후보 추천위원회를 설치할 수 있다.

② 사외이사후보 추천위원회의 구성, 운영등에 관한 상세한 사항은 이사회
   에서 정한다.

- 사외이사후보 추천위원회 구성현황

성 명	주 요 경 력	비 고
정 귀 호	변호사 정귀호 법률사무소 변호사 (2006 ~ 현재) 법무법인 바른법률 변호사 (1999 ~ 2005) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	사외이사, 위원장
박 오 수	서울대학교 경영대학 교수 (1988 ~ 현재) 리더쉽학회 회장 (2003 ~ 2004) 한국인사조직학회 회장 (2002 ~ 2003)	사외이사
윤 종 용	삼성전자 대표이사 부회장 (2000 ~ 현재)	
최 도 석	삼성전자 대표이사 사장 (2003 ~ 현재)	

- 설치목적 : 관계법령과 정관 및 이사회규정에 따라 회사의 사외이사 후보를
  추천하기 위함.

- 권한사항 : 사외이사를 선임하기 위한 주주총회에 사외이사 후보를 추천함

- 사외이사후보 추천위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'06.01.13	사외이사후보 확정일자 결정의 건 ※ 주요내용 : 사외이사후보 확정일자 결정 : '06. 2. 1	가결	
2	'06.01.25	사외이사추천 후보자 심의	가결	
3	'06.02.01	사외이사후보 추천의 건 ※ 후보자 : 정귀호, 황재성, 이재웅, 윤동민, 박오수	가결	
4	'06.03.03	사외이사후보 추천위원회 위원장 선임 ※ 위원장 : 정귀호	가결	

□ 내부거래위원회

① 이사회는 이사회의 결의로 내부거래위원회를 설치할 수 있다.

② 내부거래위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 내부거래위원회 구성현황

성 명	주 요 경 력	비 고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	사외이사
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	사외이사

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층
  제고하기 위함.

- 권한사항

  o 내부거래 보고 청취권

     계열사와의 내부거래 현황에 대해 보고받을 수 있음.

※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.

o 내부거래 직권조사 명령권

o 내부거래 시정 조치 건의권

- 활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'06.01.12	보고사항 : '05년 4분기 내부거래현황 및 점검결과 보고	-	
2	'06.03.03	내부거래위원회 위원장 선임의 건	가결	
3	'06.04.13	보고사항 : '06년 1분기 내부거래현황 및 점검결과 보고	-	
4	'06.06.20	심의사항 : 대규모내부거래에 대한 사전 심의 1) 삼성생명 퇴직보험료 납부의 건 2) 기부금 출연의 건	-	
5	'06.07.13	심의사항 : 대규모내부거래에 대한 사전 심의 1) 소니사와 LCD 8세대 합작계약 체결 및 S-LCD(주) 유상증자 참여 등의 건 2) 기부금 출연의 건 3) 손해보험 가입의 건 4) 자금운용 거래한도 기한 연장의 건 보고사항 : '06년 2분기 내부거래현황 및 점검결과 보고	- -	

나. 감사제도에 관한 사항

(1) 감사기구 관련 사항

(가) 감사위원회(감사) 설치여부, 구성방법 등
 - 감사위원회 규정
   · 이 규정은 증권거래법 제191조의 17, 상법 제415조의 2에 의거
     감사위원회의 구성, 운영 및 권한· 책임등에 필요한 사항을 정함을
     목적으로 한다.
 - 구성방법 등
   · 위원회는 3인의 이사로 구성한다.
     단, 위원 총수의 3분의 2 이상을 사외이사로 구성한다.
   · 위원장은 위원회의 결의로 선임하며, 위원장이 위원회의 의장이 된다.
   · 위원의 해임은 이사 총수의 3분의 2 이상의 이사회결의로서 가능하며,
     이사회는 해임, 이사의 임기만료 또는 일신상의 이유 등으로 위원회에
     결원이 생길 경우 지체없이 충원을 해야 한다.

(나) 감사위원회(감사)의 감사업무에 필요한 경영정보접근을 위한 내부장치 마련 여
부
   ① 업무감사권
     위원회는 이사회 및 대표이사 등이 회사업무 전반에 걸쳐 행한 업무진행
     전반을 감사할 수 있다.
   ② 영업보고요구권 및 업무재산 조사권
     위원회는 언제든지 이사 및 직원에 대해 영업에 관한 보고를 요구하거나
     회사의 업무와 재산상태를 조사할 수 있다.
   ③ 이사보고의 수령권
     이사는 회사에 현저한 손해를 미칠 염려가 있는 사실을 발견한 때에는
     즉시 위원회에 이를 보고해야 한다.
   ④ 자회사에 대한 조사권
     모회사의 위원회는 그 직무를 수행하기 위하여 필요한 때에는 자회사에
     대하여 영업의 보고를 요구할 수 있다. 또한 자회사가 지체없이 보고하지
     않을시 또는 그 보고의 내용을 확인할 필요가 있을 때는 자회사의 업무와

재산상태를 조사할 수 있다.

⑤ 이사의 위법행위 유지청구권

이사가 법령 또는 정관에 위반한 행위를 하여 이로 인하여 회사에 회복할 수 없는 손해가 생길 염려가 있는 경우에는 회사를 위하여 이사에 대하여 그 행위를 留止할 것을 청구할 수 있다.

⑥ 각종의 소권

위원회는 총회결의 취소, 신주발행 무효, 감자 무효 등의 訴를 제기할 수 있으며, 이 때에는 담보제공 의무가 면제된다.

⑦ 주주총회 소집청구권

위원회는 회의의 목적사항과 소집의 이유를 기재한 서면을 이사회에 제출하여 임시총회의 소집을 청구할 수 있다.

⑧ 위원회는 회사의 비용으로 전문가의 조력을 구할 수 있다.

⑨ 외부감사인 후보자 추천에 관한 권한

⑩ 기타 법령,정관 및 이사회결의에 의하여 감사위원회에 부여된 사항에 관한 권한

(다) 감사위원회(감사)의 인적사항

성 명	주 요 경 력	결격 요건 여부	비고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당사항없음	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당사항없음	사외이사
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	해당사항없음	사외이사

(2) 감사위원회(감사)의 주요활동내역

회 차	개최일자	의안내용	가결 여부	비고
1	'06.01.12	- 제37기 재무제표 및 영업보고서 보고 - '05년 내부회계관리제도 운영실태 보고 - '05년 4/4분기 비감사업무 계약현황 보고 - '05년 감사실적 및 '06년 감사 운영방향 보고	-	3(3) 참석
2	'06.02.01	- 제37기 주주총회 부의안건 검토 - '05년 내부감시장치 가동현황 평가	-	3(3) 참석
3	'06.03.02	- 감사위원회 위원장 선임 - '05년 연결재무제표 공고안	가결 -	3(3) 참석

회 차	개최일자	의안내용	가결 여부	비고
4	'06.04.13	- 제38기 1/4분기 재무제표 및 분기보고서 보고 - '06년 1/4분기 비감사업무 계약현황 보고	-	3(3) 참석
5	'06.07.13	- 제38기 상반기 재무제표 및 반기보고서 보고 - '06년 상반기 내부회계관리제도 운영실태 보고 - '06년 2/4분기 비감사업무 수행검토 보고 - '06년 상반기 감사실적 보고	-	3(3) 참석

다. 주주의 의결권행사에 관한 사항

(1) 집중투표제의 채택여부

  - 해당사항 없음

(2) 서면투표제 또는 전자투표제의 채택여부

  - 해당사항 없음

(3) 소수주주권의 행사여부

  - 해당사항 없음

라. 임원의 보수 등

(1) 이사(사외이사 포함) 및 감사위원회 위원(감사)의 보수현황

(단위 : 억원)

구 분	지급총액	주총승인금액	1인당평균 지급액	비고
사내이사(6인)	85.8	600억원	14.3	
사외이사(7인)	2.1		0.3	감사위원회위원(3인) 포함

※ 지급총액은 실지급기준으로 충당성 인건비 제외 기준임.

(2) 주식매수선택권 부여·행사현황

[2006년 06월 30일 현재]

(단위 : 원, 주)

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량 부여	변동수량 행사	변동수량 취소	미행사수량	행사기간	행사가격	종가
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	–	5,226	94,774	'03.3.17~'10.3.16	272,700	603,000
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	–	5,226	94,774	'03.3.17~'10.3.16	272,700	603,000
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	40,000	3,659	26,341	'03.3.17~'10.3.16	272,700	603,000
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	–	3,659	66,341	'03.3.17~'10.3.16	272,700	603,000
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	–	2,612	47,388	'03.3.17~'10.3.16	272,700	603,000
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	20,000	2,612	27,388	'03.3.17~'10.3.16	272,700	603,000
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	25,200	2,612	22,188	'03.3.17~'10.3.16	272,700	603,000
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	23,000	2,612	24,388	'03.3.17~'10.3.16	272,700	603,000
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	35,000	2,117	12,883	'03.3.17~'10.3.16	272,700	603,000
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	–	2,612	47,388	'03.3.17~'10.3.16	272,700	603,000
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	–	2,090	37,910	'03.3.17~'10.3.16	272,700	603,000
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	–	2,090	37,910	'03.3.17~'10.3.16	272,700	603,000
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	–	'03.3.17~'10.3.16	272,700	603,000
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	783	14,217	'03.3.17~'10.3.16	272,700	603,000
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	15,000	–	'03.3.17~'10.3.16	272,700	603,000
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	–	1,044	18,956	'03.3.17~'10.3.16	272,700	603,000
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	603,000
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	356	4,644	'03.3.17~'10.3.16	272,700	603,000
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	–	'03.3.17~'10.3.16	272,700	603,000
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	783	14,217	'03.3.17~'10.3.16	272,700	603,000
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	100	521	9,379	'03.3.17~'10.3.16	272,700	603,000
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
박재웅	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	200	521	9,279	'03.3.17~'10.3.16	272,700	603,000
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	603,000
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	603,000
성인회	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	100	260	4,640	'03.3.17~'10.3.16	272,700	603,000
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	–	'03.3.17~'10.3.16	272,700	603,000
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	1,600	260	3,140	'03.3.17~'10.3.16	272,700	603,000
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,000	260	2,740	'03.3.17~'10.3.16	272,700	603,000
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
이기흥	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	–	'03.3.17~'10.3.16	272,700	603,000
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,000	193	807	'03.3.17~'10.3.16	272,700	603,000
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	10,000	–	'03.3.17~'10.3.16	272,700	603,000
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	–	1,566	28,434	'03.3.17~'10.3.16	272,700	603,000
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	–	1,566	28,434	'03.3.17~'10.3.16	272,700	603,000
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	–	30,000	–	'03.3.17~'10.3.16	272,700	603,000
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	100	521	9,379	'03.3.17~'10.3.16	272,700	603,000
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,000	521	7,479	'03.3.17~'10.3.16	272,700	603,000
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	–	1,566	28,434	'03.3.17~'10.3.16	272,700	603,000
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	9,800	783	4,417	'03.3.17~'10.3.16	272,700	603,000
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	100	521	9,379	'03.3.17~'10.3.16	272,700	603,000
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,100	521	6,379	'03.3.17~'10.3.16	272,700	603,000
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	500	260	4,240	'03.3.17~'10.3.16	272,700	603,000
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	603,000
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	603,000
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	–	'03.3.17~'10.3.16	272,700	603,000
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	783	14,217	'03.3.17~'10.3.16	272,700	603,000
최외흥	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	603,000
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	–	1,566	28,434	'03.3.17~'10.3.16	272,700	603,000
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	603,000
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	–	'03.3.17~'10.3.16	272,700	603,000
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	–	'03.3.17~'10.3.16	272,700	603,000
합 계	–	–	–	–	1,500,000	349,565	128,540	1,021,895	–	–	–

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	42,000	5,226	52,774	'04.3.10~'11.3.9	197,100	603,000
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	–	5,226	94,774	'04.3.10~'11.3.9	197,100	603,000
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	–	3,659	66,341	'04.3.10~'11.3.9	197,100	603,000
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	–	70,000	–	'04.3.10~'11.3.9	197,100	603,000
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	11,500	2,612	35,888	'04.3.10~'11.3.9	197,100	603,000
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	–	2,612	47,388	'04.3.10~'11.3.9	197,100	603,000
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	603,000
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100	603,000
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,000	241	1,759	'04.3.10~'11.3.9	197,100	603,000
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	–	30,000	–	'04.3.10~'11.3.9	197,100	603,000
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	7,200	521	2,279	'04.3.10~'11.3.9	197,100	603,000
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	603,000
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.10~'11.3.9	197,100	603,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	603,000
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	700	311	4,989	'04.3.10~'11.3.9	197,100	603,000
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	8,000	783	6,217	'04.3.10~'11.3.9	197,100	603,000
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	603,000
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	603,000
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	603,000
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,100	292	4,608	'04.3.10~'11.3.9	197,100	603,000
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.10~'11.3.9	197,100	603,000
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,200	521	4,279	'04.3.10~'11.3.9	197,100	603,000
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	603,000
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	–	'04.3.10~'11.3.9	197,100	603,000
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	603,000
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,300	311	4,389	'04.3.10~'11.3.9	197,100	603,000
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	603,000
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	222	2,078	'04.3.10~'11.3.9	197,100	603,000
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.10~'11.3.9	197,100	603,000
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	15,000	–	'04.3.10~'11.3.9	197,100	603,000
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,300	311	4,389	'04.3.10~'11.3.9	197,100	603,000
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.10~'11.3.9	197,100	603,000
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	603,000
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	–	'04.3.10~'11.3.9	197,100	603,000
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	–	'04.3.10~'11.3.9	197,100	603,000
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	6,000	–	'04.3.10~'11.3.9	197,100	603,000
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100	603,000
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	603,000
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,000	254	746	'04.3.10~'11.3.9	197,100	603,000
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	603,000
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,300	521	7,179	'04.3.10~'11.3.9	197,100	603,000
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,507	493	–	'04.3.10~'11.3.9	197,100	603,000
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,702	298	–	'04.3.10~'11.3.9	197,100	603,000
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	–	1,044	18,956	'04.3.10~'11.3.9	197,100	603,000
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	–	'04.3.10~'11.3.9	197,100	603,000
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	603,000
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	603,000
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.10~'11.3.9	197,100	603,000
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	–	'04.3.10~'11.3.9	197,100	603,000
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	–	'04.3.10~'11.3.9	197,100	603,000
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	–	'04.3.10~'11.3.9	197,100	603,000
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.10~'11.3.9	197,100	603,000
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.10~'11.3.9	197,100	603,000
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,000	521	3,479	'04.3.10~'11.3.9	197,100	603,000
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	–	'04.3.10~'11.3.9	197,100	603,000
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,000	311	2,689	'04.3.10~'11.3.9	197,100	603,000
김형문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	603,000
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	–	'04.3.10~'11.3.9	197,100	603,000
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	6,000	–	'04.3.10~'11.3.9	197,100	603,000
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	603,000
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	603,000
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	700	311	4,989	'04.3.10~'11.3.9	197,100	603,000
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	–	'04.3.10~'11.3.9	197,100	603,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	603,000
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	603,000
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,400	260	2,340	'04.3.10~'11.3.9	197,100	603,000
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	603,000
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	603,000
박광연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	603,000
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	603,000
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	603,000
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,400	521	5,079	'04.3.10~'11.3.9	197,100	603,000
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	500	364	6,136	'04.3.10~'11.3.9	197,100	603,000
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	603,000
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	5,200	783	9,017	'04.3.10~'11.3.9	197,100	603,000
박신흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	603,000
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.10~'11.3.9	197,100	603,000
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	-	'04.3.10~'11.3.9	197,100	603,000
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	603,000
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	603,000
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	603,000
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	603,000
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,200	521	5,279	'04.3.10~'11.3.9	197,100	603,000
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.10~'11.3.9	197,100	603,000
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,200	311	1,489	'04.3.10~'11.3.9	197,100	603,000
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	603,000
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,600	311	3,089	'04.3.10~'11.3.9	197,100	603,000
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,300	364	1,336	'04.3.10~'11.3.9	197,100	603,000
백승용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	603,000
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	603,000
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	603,000
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	603,000
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.10~'11.3.9	197,100	603,000
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	603,000
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	603,000
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	603,000
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	2,200	364	4,436	'04.3.10~'11.3.9	197,100	603,000
성인회	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,100	311	4,589	'04.3.10~'11.3.9	197,100	603,000
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	603,000
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	603,000
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.10~'11.3.9	197,100	603,000
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	603,000
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	-	'04.3.10~'11.3.9	197,100	603,000
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	603,000
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	-	'04.3.10~'11.3.9	197,100	603,000
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	603,000
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.10~'11.3.9	197,100	603,000
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	603,000
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	800	260	3,940	'04.3.10~'11.3.9	197,100	603,000
안정상	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,200	260	1,540	'04.3.10~'11.3.9	197,100	603,000
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	603,000
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	603,000
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,800	212	1,988	'04.3.10~'11.3.9	197,100	603,000
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,900	311	1,789	'04.3.10~'11.3.9	197,100	603,000
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.10~'11.3.9	197,100	603,000
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,800	311	1,889	'04.3.10~'11.3.9	197,100	603,000
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	-	'04.3.10~'11.3.9	197,100	603,000
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,600	260	3,140	'04.3.10~'11.3.9	197,100	603,000
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	603,000
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	603,000
유영묵	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	603,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	–	'04.3.10~'11.3.9	197,100	603,000
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100	603,000
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.10~'11.3.9	197,100	603,000
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	603,000
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	603,000
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	10,200	783	4,017	'04.3.10~'11.3.9	197,100	603,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	–	'04.3.10~'11.3.9	197,100	603,000
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.10~'11.3.9	197,100	603,000
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	–	'04.3.10~'11.3.9	197,100	603,000
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100	603,000
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,100	260	2,640	'04.3.10~'11.3.9	197,100	603,000
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	603,000
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	–	'04.3.10~'11.3.9	197,100	603,000
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	–	2,612	47,388	'04.3.10~'11.3.9	197,100	603,000
이기흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	–	'04.3.10~'11.3.9	197,100	603,000
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,900	521	5,579	'04.3.10~'11.3.9	197,100	603,000
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	18,956	1,044	–	'04.3.10~'11.3.9	197,100	603,000
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	603,000
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,700	311	3,989	'04.3.10~'11.3.9	197,100	603,000
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	–	2,612	47,388	'04.3.10~'11.3.9	197,100	603,000
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	6,000	–	'04.3.10~'11.3.9	197,100	603,000
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	20,000	2,090	17,910	'04.3.10~'11.3.9	197,100	603,000
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,100	521	8,379	'04.3.10~'11.3.9	197,100	603,000
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	10,000	–	'04.3.10~'11.3.9	197,100	603,000
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	–	'04.3.10~'11.3.9	197,100	603,000
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	–	1,566	28,434	'04.3.10~'11.3.9	197,100	603,000
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.10~'11.3.9	197,100	603,000
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,900	311	3,789	'04.3.10~'11.3.9	197,100	603,000
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	603,000
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,700	311	1,989	'04.3.10~'11.3.9	197,100	603,000
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	603,000
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	250	2,050	'04.3.10~'11.3.9	197,100	603,000
이종해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	603,000
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	–	'04.3.10~'11.3.9	197,100	603,000
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	–	30,000	–	'04.3.10~'11.3.9	197,100	603,000
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	603,000
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	603,000
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	10,000	–	'04.3.10~'11.3.9	197,100	603,000
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,200	364	5,436	'04.3.10~'11.3.9	197,100	603,000
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	603,000
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,600	260	1,140	'04.3.10~'11.3.9	197,100	603,000
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	10,000	–	'04.3.10~'11.3.9	197,100	603,000
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.10~'11.3.9	197,100	603,000
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	–	2,612	47,388	'04.3.10~'11.3.9	197,100	603,000
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100	603,000
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	–	'04.3.10~'11.3.9	197,100	603,000
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	–	'04.3.10~'11.3.9	197,100	603,000
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.10~'11.3.9	197,100	603,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
장형욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.10~'11.3.9	197,100	603,000
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,200	521	7,279	'04.3.10~'11.3.9	197,100	603,000
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	603,000
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.10~'11.3.9	197,100	603,000
정 활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,100	364	1,536	'04.3.10~'11.3.9	197,100	603,000
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	–	'04.3.10~'11.3.9	197,100	603,000
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,000	476	3,524	'04.3.10~'11.3.9	197,100	603,000
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,400	783	12,817	'04.3.10~'11.3.9	197,100	603,000
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	603,000
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	603,000
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,600	311	89	'04.3.10~'11.3.9	197,100	603,000
정칠희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	–	'04.3.10~'11.3.9	197,100	603,000
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	603,000
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	603,000
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	283	4,217	'04.3.10~'11.3.9	197,100	603,000
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	–	'04.3.10~'11.3.9	197,100	603,000
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	–	'04.3.10~'11.3.9	197,100	603,000
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,674	326	–	'04.3.10~'11.3.9	197,100	603,000
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	–	7,000	–	'04.3.10~'11.3.9	197,100	603,000
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	–	'04.3.10~'11.3.9	197,100	603,000
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	603,000
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	2,200	783	12,017	'04.3.10~'11.3.9	197,100	603,000
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,300	521	4,179	'04.3.10~'11.3.9	197,100	603,000
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
조흥식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	203	1,697	'04.3.10~'11.3.9	197,100	603,000
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	8,900	521	579	'04.3.10~'11.3.9	197,100	603,000
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	603,000
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,700	260	1,040	'04.3.10~'11.3.9	197,100	603,000
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	–	'04.3.10~'11.3.9	197,100	603,000
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	603,000
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	8,100	783	6,117	'04.3.10~'11.3.9	197,100	603,000
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	–	'04.3.10~'11.3.9	197,100	603,000
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	–	'04.3.10~'11.3.9	197,100	603,000
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	603,000
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	11,100	783	3,117	'04.3.10~'11.3.9	197,100	603,000
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	603,000
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	–	'04.3.10~'11.3.9	197,100	603,000
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	603,000
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	603,000
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	603,000
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.10~'11.3.9	197,100	603,000
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	37,910	2,090	–	'04.3.10~'11.3.9	197,100	603,000
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.10~'11.3.9	197,100	603,000
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.10~'11.3.9	197,100	603,000
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.10~'11.3.9	197,100	603,000
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,500	521	2,979	'04.3.10~'11.3.9	197,100	603,000
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	603,000
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	–	'04.3.10~'11.3.9	197,100	603,000
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	100	2,612	47,288	'04.3.10~'11.3.9	197,100	603,000
강기상외 308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	256,448	40,540	148,012	'04.3.10~'11.3.9	197,100	603,000
합계					3,099,500	1,242,295	393,768	1,463,437			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]　　(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
강영가	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
강태융	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	603,000
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.1~'12.2.29	329,200	603,000
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	603,000
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,900	521	6,579	'04.3.1~'12.2.29	329,200	603,000
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	603,000
권충열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	-	'04.3.1~'12.2.29	329,200	603,000
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	603,000
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200	603,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	400	521	9,079	'04.3.1~'12.2.29	329,200	603,000
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	603,000
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	603,000
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,600	269	131	'04.3.1~'12.2.29	329,200	603,000
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	603,000
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,500	521	5,979	'04.3.1~'12.2.29	329,200	603,000
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	10,500	783	3,717	'04.3.1~'12.2.29	329,200	603,000
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	603,000
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	603,000
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	603,000
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	603,000
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.1~'12.2.29	329,200	603,000
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.1~'12.2.29	329,200	603,000
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	603,000
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	603,000
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	603,000
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	603,000
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	603,000
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~'12.2.29	329,200	603,000
김현성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,800	234	2,466	'04.3.1~'12.2.29	329,200	603,000
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.1~'12.2.29	329,200	603,000
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	603,000
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,000	181	2,319	'04.3.1~'12.2.29	329,200	603,000
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,300	260	3,440	'04.3.1~'12.2.29	329,200	603,000
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,800	260	2,940	'04.3.1~'12.2.29	329,200	603,000
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.1~'12.2.29	329,200	603,000
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	603,000
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	603,000
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	603,000
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	–	'04.3.1~'12.2.29	329,200	603,000
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,400	156	1,944	'04.3.1~'12.2.29	329,200	603,000
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	–	'04.3.1~'12.2.29	329,200	603,000
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.1~'12.2.29	329,200	603,000
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	603,000
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.1~'12.2.29	329,200	603,000
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
박희균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,800	521	5,679	'04.3.1~'12.2.29	329,200	603,000
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	603,000
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,000	143	1,357	'04.3.1~'12.2.29	329,200	603,000
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,000	292	2,708	'04.3.1~'12.2.29	329,200	603,000
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.1~'12.2.29	329,200	603,000
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	603,000
서병상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	603,000
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
손일현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	3,400	364	3,236	'04.3.1~'12.2.29	329,200	603,000
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	603,000
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,800	258	1,942	'04.3.1~'12.2.29	329,200	603,000
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.1~'12.2.29	329,200	603,000
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,400	521	7,079	'04.3.1~'12.2.29	329,200	603,000
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.1~'12.2.29	329,200	603,000
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	–	'04.3.1~'12.2.29	329,200	603,000
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	–	'04.3.1~'12.2.29	329,200	603,000
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	603,000
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	603,000
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	603,000
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	14,000	1,566	14,434	'04.3.1~'12.2.29	329,200	603,000
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	603,000
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	–	'04.3.1~'12.2.29	329,200	603,000
옥영석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,900	181	419	'04.3.1~'12.2.29	329,200	603,000
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	–	'04.3.1~'12.2.29	329,200	603,000
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	603,000
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,200	181	119	'04.3.1~'12.2.29	329,200	603,000
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	603,000
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	3,200	783	11,017	'04.3.1~'12.2.29	329,200	603,000
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.1~'12.2.29	329,200	603,000
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.1~'12.2.29	329,200	603,000
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	–	'04.3.1~'12.2.29	329,200	603,000
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,100	181	2,219	'04.3.1~'12.2.29	329,200	603,000
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,000	234	3,266	'04.3.1~'12.2.29	329,200	603,000
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.1~'12.2.29	329,200	603,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	603,000
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.1~'12.2.29	329,200	603,000
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.1~'12.2.29	329,200	603,000
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	603,000
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	603,000
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	603,000
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	-	'04.3.1~'12.2.29	329,200	603,000
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~'12.2.29	329,200	603,000
이용회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	603,000
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	603,000
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
이철회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	603,000
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	603,000
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,200	181	2,119	'04.3.1~'12.2.29	329,200	603,000
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.1~'12.2.29	329,200	603,000
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	603,000
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.1~'12.2.29	329,200	603,000
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	603,000
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	603,000
장충진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.1~'12.2.29	329,200	603,000
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	603,000
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,600	521	5,879	'04.3.1~'12.2.29	329,200	603,000
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	603,000
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.1~'12.2.29	329,200	603,000
정종문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.1~'12.2.29	329,200	603,000
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,400	311	3,289	'04.3.1~'12.2.29	329,200	603,000
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~'12.2.29	329,200	603,000
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200	603,000
정헌화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	600	364	6,036	'04.3.1~'12.2.29	329,200	603,000
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.1~'12.2.29	329,200	603,000
조규담	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,100	521	7,379	'04.3.1~'12.2.29	329,200	603,000
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.1~'12.2.29	329,200	603,000
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,000	222	1,778	'04.3.1~'12.2.29	329,200	603,000
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	603,000
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
조중현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.1~'12.2.29	329,200	603,000
조천탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	200	234	4,066	'04.3.1~'12.2.29	329,200	603,000
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.1~'12.2.29	329,200	603,000
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	4,500	364	2,136	'04.3.1~'12.2.29	329,200	603,000
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200	603,000
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	603,000
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,300	521	6,179	'04.3.1~'12.2.29	329,200	603,000
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.1~'12.2.29	329,200	603,000
한양회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200	603,000
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
허흔	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	603,000
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	603,000
David											

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.1~'12.2.29	329,200	603,000
합 계					988,000	316,984	53,859	617,157			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]   (단위 : 원, 주)

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.26~'12.3.25	342,800	603,000
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	4,400	521	5,079	'04.3.26~'12.3.25	342,800	603,000
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.26~'12.3.25	342,800	603,000
박명동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	4,740	260	-	'04.3.26~'12.3.25	342,800	603,000
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800	603,000
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.26~'12.3.25	342,800	603,000
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	3,300	364	3,336	'04.3.26~'12.3.25	342,800	603,000
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	-	'04.3.26~'12.3.25	342,800	603,000
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.26~'12.3.25	342,800	603,000
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.26~'12.3.25	342,800	603,000
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.26~'12.3.25	342,800	603,000
합 계					121,000	22,676	12,942	85,382			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]   (단위 : 원, 주)

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	900	181	2,419	'05.3.8~'13.3.7	288,800	603,000
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	603,000
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	603,000
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	3,420	1,480	'05.3.8~'13.3.7	288,800	603,000
권도헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	603,000
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,600	260	2,140	'05.3.8~'13.3.7	288,800	603,000
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	603,000
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,400	260	3,340	'05.3.8~'13.3.7	288,800	603,000
김서겸	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	700	3,420	880	'05.3.8~'13.3.7	288,800	603,000
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	603,000
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	3,500	-	'05.3.8~'13.3.7	288,800	603,000
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	6,318	521	3,161	'05.3.8~'13.3.7	288,800	603,000
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	603,000
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	603,000
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	603,000
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	600	181	2,719	'05.3.8~'13.3.7	288,800	603,000
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	603,000
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	260	3,160	'05.3.8~'13.3.7	288,800	603,000
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	603,000
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	800	260	3,940	'05.3.8~'13.3.7	288,800	603,000
김헌배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	603,000
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	603,000
김용식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	-	260	4,740	'05.3.8~'13.3.7	288,800	603,000
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	603,000
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,000	181	1,319	'05.3.8~'13.3.7	288,800	603,000
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	-	181	3,319	'05.3.8~'13.3.7	288,800	603,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,100	181	2,219	'05.3.8~'13.3.7	288,800	603,000
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	603,000
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
백학명	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	603,000
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	700	260	4,040	'05.3.8~'13.3.7	288,800	603,000
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	603,000
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,100	260	3,640	'05.3.8~'13.3.7	288,800	603,000
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	603,000
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	603,000
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,980	260	2,760	'05.3.8~'13.3.7	288,800	603,000
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,000	181	2,319	'05.3.8~'13.3.7	288,800	603,000
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	1,840	3,060	'05.3.8~'13.3.7	288,800	603,000
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	603,000
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	603,000
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	1,288	2,212	'05.3.8~'13.3.7	288,800	603,000
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,200	260	3,540	'05.3.8~'13.3.7	288,800	603,000
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	603,000
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	260	1,580	'05.3.8~'13.3.7	288,800	603,000
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,100	181	2,219	'05.3.8~'13.3.7	288,800	603,000
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,100	260	3,640	'05.3.8~'13.3.7	288,800	603,000
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
이흥준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	603,000
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	603,000
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	603,000
전우헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	500	181	2,819	'05.3.8~'13.3.7	288,800	603,000
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
정재룐	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	260	1,580	'05.3.8~'13.3.7	288,800	603,000
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	–	521	9,479	'05.3.8~'13.3.7	288,800	603,000
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	603,000
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	603,000
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	603,000
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	603,000
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	260	3,160	'05.3.8~'13.3.7	288,800	603,000
하윤회	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	603,000
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	603,000
P.Skar zynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	–	212	3,888	'05.3.8~'13.3.7	288,800	603,000
합계					368,100	56,032	37,744	274,324			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함

※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	603,000
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	603,000
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김학응	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	603,000
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
김희석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
박성칠	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	191	9,809	'06.4.17~'14.4.16	580,300	603,000
박숭건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	603,000
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
왕룡	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000

부여받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사가격	종가
					부여	행사	취소				
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	603,000
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이웅상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300	603,000
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	5,000	-	'06.4.17~'14.4.16	580,300	603,000
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300	603,000
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	603,000
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
정태흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
조한슬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300	603,000
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	603,000
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최재흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
한기업	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	603,000
한영섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	603,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	603,000
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	–	66	3,434	'06.4.17~'14.4.16	580,300	603,000
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	603,000
합 계					590,000	–	29,351	560,649			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	–	–	10,000	'06.10.16~'08.10.15	460,500	603,000

※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

[2006년 6월 30일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
곽영수	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	–	–	5,000	'07.12.21~'15.12.20	606,700	603,000
심상배	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	–	–	5,000	'07.12.21~'15.12.20	606,700	603,000
합 계					10,000	–	–	10,000			

※ '종가'는 '06. 6.30일 종가임, '관계'는 부여일 기준임.

마. 임원배상책임보험 가입 현황

(1) 보험의 개요

[2006. 6. 30 현재]

보험의 명칭	보험료납입액		부보(보상)한도	비 고
	당기 납입액	누적납입액 (당기분 포함)		
임원배상 책임보험	99.5억원	638.4억원	2,000억원	- 기간 : '06.4.6~'07.4.6 - 대상 : 피보험자 참조 ※ 소급일은 '98.4.6이며, 　가입사는 삼성화재임.

※ 당기 납입액은 2006년 5월 납부 금액임.

(2) 보험가입 근거 및 절차

　1. 근거

　　- 회사 이사회규정 제17조 (임원배상책임보험의 부보)

　2. 절차

　　- 보험료가 100억원 이상인 경우 : 회사 이사회 승인

　　- 보험료가 100억원 미만인 경우 : 회사 경영위원회 승인

(3) 피보험자

　1. 피보험자

　　· 삼성전자주식회사

　　· 등기이사 (사외이사 포함)

　　· 집행임원 (고문, 자문, 해외지법인 등기이사/감사, 임원포함)

　2. 별도의 보험조건이 없는 한, 보험기간 중에 새로 선임 또는 지명된 회사임원은
　　자동적으로 이 보험에서 담보됨. 사망한 임원의 유산 관리인, 상속인,
　　법정대리인 그리고 금치산자, 지급불능자, 파산된 회사의 임원의 법정대리인에
　　대하여 제기된 손해배상청구에 의하여 발생되는 손해를 보상함.
　　단, 그러한 손해배상청구의 근거가 되는 부당행위가 행하여졌던 당시에 회사의
　　임원이었던 경우에 한 함.

(4) 보상하는 손해
  1. 회사 임원이 각자의 자격 내에서 업무를 수행함에 있어 "선량한 관리자로서의
     주의의무 및 회사에 대한 충실의무를 위반함으로 인하여 발생한 주주 및
     제3자에 대한 손해배상책임"을 보상한다.
  2. 보상범위는 소송시 확정된 손해배상금, 소송전 화해(합의)시 합의비용, 법적
     대응에 필요한 제비용(변호사 비용, 소송비용 등)이 포함된다.

(5) 보험회사의 면책사항
  1. 피보험자가 권한을 남용하여 개인적인 이익 또는 편의를 취득함으로 인한 손해
  2. 부정직행위 또는 범죄행위에 기인하는 손해
  3. 피보험자에게 지불된 보수 또는 상여 등이 정관규정 또는 주주총회의 결의를
     거치지 않거나 기타 위법하게 지불함으로 인하여 발생한 손해
  4. 피보험자가 일반인에게 공표되지 않은 정보를 이용하거나 다른 사람으로
     하여금 이용하게 하여 소속법인의 유가증권(주식, 사채 등)의 매매 기타
     거래행위를 함으로 인한 손해배상청구
  5. 아래의 단체 및 개인에 대한 위법한 이익공여에 기인하는 손해배상청구
     ① 정치단체, 공무원 또는 거래선의 회사임원, 종업원 등
        (그들의 대리인, 대표가족 및 기타 관계인, 관계단체를 포함함.)
     ② 이익을 공여한 것이 현지법에 의거 위법으로 인정되는 다른 자
  6. 본 약관이 갱신, 부활, 대체, 승계 등으로 적용된 원계약 약관상 이미
     제기되었거나 통지된 청구로서 동일하거나 연계된 부당행위로 인한 손해
  7. 본 약관의 책임개시일을 기준으로 이미 계류중이거나 확정된 소송에
     관련된 손해배상청구 또는 계류중이거나 확정된 소송과 동일하거나
     실질적으로 동일한 사실에 기초한 손해배상청구
  8. 본 약관의 책임개시일에 피보험자가 또는 피보험자가 소속된 회사를 상대로
     손해배상청구된 것을 알고 있었거나 합리적으로 예견 가능한 경우 그러한
     사실이나 정황, 동일한 불법행위에 기인한 손해배상청구
  9. 환경오염 관련 행위로 인한 손해
  10. 피보험회사 이외의 타회사 또는 단체의 임직원으로서 행한 부당행위에
      기인하는 손해 또는 그러한 타회사의 임직원인 신분을 이유로 기인하는
      손해배상청구
  11. 핵물질의 위험물로 인한 직,간접적인 손해

12. 신체장해, 재물손괴, 인격적 침해행위로 인한 손해
13. 자회사의 임원에 대한 손해배상청구에 대하여 피보험회사가 직접 또는
    여타 자회사들을 통해 간접적으로 그 자회사의 발행 주식의 50% 이상을
    소유하고 있지 아니한 시점의 자회사 임원의 부당행위로 인한 손해배상청구
14. 임원으로서의 행위가 아닌 전문인(예, 의사, 변호사, 회계사 등)으로서
    행한 행위로 인한 손해배상책임
15. 퇴직금 및 퇴직연금 관련 손해배상책임
16. 서기 2000문제 관련 손해배상책임
17. 피보험자간에 제기된 손해배상책임
18. 15%이상 대주주 및 지배주주로부터 제기된 손해배상책임
19. 정부기관(예금보험공사)으로부터 제기된 손해배상책임
20. 전쟁 및 테러위험 관련 손해배상책임
21. 석면 및 유독성 곰팡이 관련 손해배상책임

2. 관계회사등의 현황

1) 기업집단 및 소속 회사의 명칭
- 기업집단의 명칭 : 삼성

- 소속회사의 명칭

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	45	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	59	

※ 2006년 6월말 현재기준

2) 관계회사 및 자회사의 지분현황

출자회사 \ 피출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성물산			4.0				4.3			12.6	5.6		18.0
제일모직						0.4	0.1		13.1		3.2		
삼성전자				20.4	23.7	17.6	25.5	5.1		2.6	8.4		21.3
삼성SDI	7.4							0.1	5.1		11.5	11.0	
삼성코닝													
삼성전기						2.4					0.3		8.3
삼성에버랜드						0.1	0.3		1.1				
삼성중공업													
삼성테크윈						0.1							
삼성엔지니어링						0.1					0.9		
제일기획						0.1							
삼성정밀화학													
삼성종합화학													
호텔신라											2.2		
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
삼성생명보험	4.8	0.0	7.3	0.0		3.4	0.6	7.3					5.3
삼성화재해상보험			1.3									1.0	
삼성증권							2.0	3.1				1.3	
삼성카드		4.9						1.3	1.8	3.0	3.1	1.9	
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	12.2	4.9	12.5	20.4	23.7	24.3	32.7	16.9	21.0	18.3	35.1	20.6	47.5

출자회사 \ 피출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성코닝	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7			13.1		7.5	1.0				
제일모직		4.0	0.9			21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		48.4	13.0		27.5	29.8	94.3	51.0	63.1	35.8
삼성SDI		4.0	10.7						28.6				
삼성코닝													
삼성전기	9.0	4.0	10.5					12.5	23.8				
삼성에버랜드								2.0					
삼성중공업									1.0				
삼성테크윈			26.5										
삼성엔지니어링													
제일기획			0.3					3.0					
삼성정밀화학			3.6				50.0						
삼성종합화학				50.0									
호텔신라													
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													

출자회사 \ 피출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성코닝	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성네트웍스													
삼성생명보험					1.0				14.8				
삼성화재해상보험													
삼성증권													
삼성카드		25.6											
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	51.5	39.1	95.0	50.0	49.4	47.4	50.0	67.5	100.0	95.0	51.0	63.1	35.8

출자회사 \ 피출자회사	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리	에치티에치
삼성물산												7.1
제일모직												
삼성전자	83.3	50.0	45.0	100.0	50.6		100.0	100.0	50.0		42.6	
삼성SDI												
삼성코닝						51.0						
삼성전기												
삼성에버랜드												
삼성중공업												
삼성테크원												
삼성엔지니어링												
제일기획												
삼성정밀화학												
삼성종합화학												
호텔신라												
에스원												
삼성경제연구소												
삼성광주전자												
삼성SDS												
삼성네트웍스												
삼성생명보험												
삼성화재해상보험												
삼성증권												
삼성카드												
서울통신												
가치네트												
삼성(해남)광통신기술유한공사										100.0		
계	83.3	50.0	45.0	100.0	50.6	51.0	100.0	100.0	50.0	100.0	42.6	7.1

출자회사 \ 피출자회사	씨브이네트	케어캠프닷컴	삼육오홈케어	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이상성인터내셔널	가치네트	오픈타이드코리아	크레듀
삼성물산	40.1	54.3			14.1						
제일모직				50.0	3.7						
삼성전자					14.1						
삼성SDI					7.4			11.3			
삼성코닝					5.2						
삼성전기					13.4			11.3			

피출자회사 출자회사	씨브이네트	케어캠프닷컴	삼육오홈케어	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아	크레듀
삼성에버랜드					3.7	30.0	8.9	25.0	21.0		11.6
삼성중공업					9.7						
삼성테크원											
삼성엔지니어링					7.1						
제일기획										.10.0	34.7
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원			19.2				53.2				
삼성경제연구소									5.2		13.9
삼성광주전자											
삼성SDS			14.4				4.4	52.5	10.5	70.0	9.2
삼성네트웍스			14.4								9.2
삼성생명보험											
삼성화재해상보험											
삼성증권									1.6		
삼성카드						30.0			3.7		
서울통신	9.4										
가치네트			14.4								
삼성(해남)광통신 기술유한공사											
계	49.5	54.3	62.5	50.0	78.3	60.0	66.5	100.0	41.9	80.0	78.5

피출자회사 출자회사	삼성생명보험	생보부동산신탁	삼성선물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	삼성증권	삼성카드	삼성벤처투자
삼성물산								0.3	3.2	
제일모직										
삼성전자									46.9	16.3
삼성SDI										16.3
삼성코닝										
삼성전기	0.6								4.8	17.0
삼성에버랜드	13.3									
삼성중공업				3.9					0.0	17.0
삼성테크원										16.7
삼성엔지니어링										
제일기획	0.2									
삼성정밀화학	0.5									
삼성종합화학										
호텔신라										
에스원										
삼성경제연구소										
삼성광주전자	0.7									
삼성SDS	0.4									
삼성네트웍스										
삼성생명보험		50.0	41.0	5.5	10.0			11.4	35.1	
삼성화재해상보험			4.0	1.2		96.8	100.0	7.7		

피출자회사 출자회사	삼성생명보험	생보부동산신탁	삼성선물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	삼성증권	삼성카드	삼성벤처투자
삼성증권			51.0	65.4						16.7
삼성카드					4.7			4.7		
서울통신										
가치네트										
삼성(해남)광통신 기술유한공사										
계	15.6	50.0	96.0	76.0	14.7	96.8	100.0	24.1	89.9	100.0

※ 단위는 %, 기준일은 2006년 6월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

출자회사명	피출자회사명	지분율
삼성물산㈜	Samsung Japan Co., Ltd.	49.0%
삼성물산㈜	Samsung America Inc.	100.0%
삼성물산㈜	Samsung Finance Corporation.	80.0%
삼성물산㈜	Samsung Mexico Engineering & Construction	100.0%
삼성물산㈜	Canada Trade Group Inc.	48.7%
삼성물산㈜	Fishround, Inc.	89.3%
삼성물산㈜	ZiREX Corporation Inc.	35.0%
삼성물산㈜	Samsung Texas Construction Inc.	100.0%
삼성물산㈜	Samsung Deutschland GmbH	100.0%
삼성물산㈜	Samsung (U.K) Ltd.	100.0%
삼성물산㈜	Samsung Trading PLC.	100.0%
삼성물산㈜	Xiod Distribution	25.0%
삼성물산㈜	Samsung France S.A.S.	100.0%
삼성물산㈜	Samsung Engineering & Construction(M) SDN.BHD.	100.0%
삼성물산㈜	Samsung Malaysia SDN. BHD.	100.0%
삼성물산㈜	Erdsam Co., Ltd.	50.0%
삼성물산㈜	Samsung Petroleum Singapore Ltd.	100.0%
삼성물산㈜	P.T. Samsung Development	100.0%
삼성물산㈜	Samsung Development (Thailand) Co., Ltd.	100.0%
삼성물산㈜	Samsung Thailand Co., Ltd.	43.9%
삼성물산㈜	Cheil Holding Inc.	40.0%
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0%
삼성물산㈜	Samsung Design Philippines Inc	100.0%
삼성물산㈜	Samsung (Australia) Pty., Ltd.	100.0%
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0%
삼성물산㈜	순덕성포강재가공유한공사	41.0%
삼성물산㈜	S.S. TAIWAN CO., LTD.	100.0%
삼성물산㈜	Samsung E&C (Shanghai) Co.,Ltd.	100.0%
삼성물산㈜	Samsung Nigeria Co., Ltd.	40.0%
삼성물산㈜	Samsung Asia Private Ltd.	30.0%
삼성물산㈜	Samsung SDI America, Inc.	8.3%
삼성물산㈜	Samsung SDI (Malaysia) SDN. BHD.	6.4%
삼성물산㈜	Samsung SDI (Hong Kong) Ltd.	2.4%
삼성물산㈜	Samsung SDI Brasil Ltda.	0.0%

출자회사명	피출자회사명	지분율
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1%
Samsung Japan Co., Ltd.	eSamsung Japan Corporation.	16.6%
Samsung America Inc.	Samsung Finance Corporation.	20.0%
Samsung America Inc.	Samsung Pacific Construction Inc.	100.0%
Samsung America Inc.	Meadowland Distribution	100.0%
Samsung America Inc.	Weber Piano Co.	100.0%
Samsung America Inc.	Samsung Technology Inc.	100.0%
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0%
Samsung America Inc.	ZiREX Corporation Inc.	35.0%
Samsung America Inc.	Web2Zone., Inc.	100.0%
Samsung America Inc.	Samsung Foods Australia Pty. Ltd.	100.0%
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0%
Samsung Deutschland GmbH	S.C. Otelinox S.A	75.0%
Samsung (U.K) Ltd.	Xiod Distribution	75.0%
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0%
Samsung Thailand Co., Ltd.	SETIS CO., LTD	2.0%
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0%
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2%
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0%
Samsung (Hongkong) Ltd.	상해국제무역공사	100.0%
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0%
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0%
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0%
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0%
Samsung (China) Logistics Ltd.	Sino-Samsung Logistics Co., ltd	75.0%
Samsung (China) Logistics Ltd.	심천삼성집운국제화운유한공사	100.0%
삼성전자㈜	Samsung Japan Co., Ltd.	51.0%
삼성전자㈜	Samsung Yokohama Research Institute	100.0%
삼성전자㈜	Samsung Electronics America Inc.	100.0%
삼성전자㈜	Samsung Electronics Canada Inc.	100.0%
삼성전자㈜	Samsung Electronics Mexico S.A. De C.V.	100.0%
삼성전자㈜	Samsung Europe Plc.	100.0%
삼성전자㈜	Samsung Electronics (UK) Ltd.(SEUK)	100.0%
삼성전자㈜	Samsung Electronics Holding GmbH	100.0%
삼성전자㈜	Samsung Electronics Iberia, S.A.	100.0%
삼성전자㈜	Samsung Electronics France S.A.S	100.0%
삼성전자㈜	Samsung Electronics Hungarian Co. Ltd.	100.0%
삼성전자㈜	Samsung Electronics Italia S.P.A.	100.0%
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0%
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0%
삼성전자㈜	Samsung Electronics Overseas B.V.	100.0%
삼성전자㈜	Samsung Electronics Polska, SP.Zo.O	100.0%
삼성전자㈜	Samsung Electronics Portuguesa S.A.	100.0%
삼성전자㈜	Samsung Electronics Nordic Aktiebolag	100.0%
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0%
삼성전자㈜	Samsung Electronics Slovakia s.r.o	55.7%
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0%
삼성전자㈜	Samsung Electronics Malaysia SDN.BHD.	100.0%
삼성전자㈜	Samsung Vina Electronics Co., Ltd.	80.0%
삼성전자㈜	Samsung Asia Private Ltd.	70.0%
삼성전자㈜	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0%
삼성전자㈜	Samsung India Software Operations Pvt. Ltd.	100.0%

출자회사명	피출자회사명	지분율
삼성전자㈜	Samsung Telecommunications India	100.0%
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0%
삼성전자㈜	Samsung Electro-Mechanics Indonesia, pt	100.0%
삼성전자㈜	Thai-Samsung Electronics Co. Ltd. .	91.8%
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0%
삼성전자㈜	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0%
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0%
삼성전자㈜	Souzhou Samsung Electronics Co., Ltd	78.2%
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0%
삼성전자㈜	Samsung Electronics Souzhou Semiconductor Co., Ltd.	100.0%
삼성전자㈜	SAMSUNG ELECTRONICS DIGITAL PRINTING	90.0%
삼성전자㈜	Samsung Electronics Huizhou Co., Ltd.	42.4%
삼성전자㈜	Tianjin Samsung Electronics Co., Ltd.	81.1%
삼성전자㈜	Samsung Electronics Taiwan Co., Ltd.	100.0%
삼성전자㈜	Tianjin Samsung Electronics Display Co., Ltd.	54.7%
삼성전자㈜	Tianjin Samsung Telecom Technology Co., Ltd.	90.0%
삼성전자㈜	Shanghai Samsung Semiconductor Co., Ltd.	100.0%
삼성전자㈜	Samsung Electronics Suzhou Computer Co.,Lcd	87.6%
삼성전자㈜	Samsung Electronics Suzhou LCD Co.,Lcd	100.0%
삼성전자㈜	Shenzhen Samsung Kejian Mobile Telecom. Tech. Co., Ltd.	60.0%
삼성전자㈜	Samsung Semiconductor China R&D.,Ltd.	100.0%
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0%
삼성전자㈜	Hangzhou Samsung Eastcom Network Technology Co., Ltd.	70.0%
삼성전자㈜	Samsung Gulf Electronics Co., Ltd.	100.0%
삼성전자㈜	Samsung Electronics South Africa (Pty) Ltd.	100.0%
삼성전자㈜	Samsung Electronics Latin America Panama (Zona Libre) S.A.	100.0%
삼성전자㈜	Samsung Electronica Da Amazonia LTDA.	41.1%
삼성전자㈜	Samsung Electronics Argentina S.A.	98.0%
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	100.0%
삼성전자㈜	Samsung-Crosna Joint Stock Company	67.0%
삼성전자㈜	Samsung Russia Service Center	100.0%
삼성전자㈜	Samsung SDI Brasil Ltda.	0.1%
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0%
서울통신기술㈜	SCOMMTECH JAPAN CO.LTD	100.0%
서울통신기술㈜	Samsung Telecommunications Australia Pty Ltd.	100.0%
블루텍㈜	Samsung Electronics Huizhou Co., Ltd.	47.2%
Samsung Electronics America Inc.	Samsung Receivables Corporation	28.2%
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0%
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0%
Samsung Electronics America Inc.	Samsung International Inc.	100.0%
Samsung Electronics America Inc.	Samsung Telecommunications America Inc.	100.0%
Samsung Electronics America Inc.	Samsung Austin Semiconductor LLC.	1.1%
Samsung Semiconductor Inc.	Samsung Receivables Corporation	48.8%
Samsung Semiconductor Inc.	Samsung Semiconductor International.Inc.	100.0%
Samsung Semiconductor Inc.	Samsung Semiconductor Mexico, S.A.DE C.V.	99.0%
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	98.9%
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0%
Samsung Telecommunications America Inc.	Samsung Receivables Corporation	23.0%
Samsung Europe Plc.	Samsung Semiconductor Europe Limited	100.0%
Samsung Electronics (UK) Ltd.(SEUK)	Samsung Electronics Manufacturing (U.K.) Ltd.	100.0%
Samsung Electronics (UK) Ltd.(SEUK)	Samsung Telecoms (UK) Ltd.	100.0%
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0%

출자회사명	피출자회사명	지분율
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0%
Samsung Electronics Hungarian Co. Ltd.	Samsung Electronics Slovakia s.r.o	44.3%
Samsung Electronics Benelux B.V.	Samsung Telecommunications Benelux	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Kazakhstan	100.0%
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	15.1%
Samsung Asia Private Ltd.	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0%
Samsung Asia Private Ltd.	Samsung Electronics Philippines Corporation (구 SMC)	100.0%
Samsung Asia Private Ltd.	Samsung SDI (Malaysia) SDN. BHD.	25.0%
Samsung Asia Private Ltd.	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0%
Samsung Asia Private Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.1%
Samsung Electro-Mechanics Indonesia, pt	P.T. Samsung Telecommunications Indonesia	99.0%
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.3%
Samsung (China) Investment Co., Ltd	Souzhou Samsung Electronics Co., Ltd	10.1%
Samsung (China) Investment Co., Ltd	SAMSUNG ELECTRONICS DIGITAL PRINTING	10.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	10.0%
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	10.0%
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0%
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Display Co., Ltd.	10.1%
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom. R&D Center.	100.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	12.4%
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0%
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	10.0%
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0%
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0%
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Da Amazonia LTDA.	38.0%
Samsung Electronica Da Amazonia LTDA.	Samsung Electronics Argentina S.A.	2.0%
삼성SDI㈜	Samsung SDI America, Inc.	91.7%
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0%
삼성SDI㈜	Samsung SDI Hungary Rt.	100.0%
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6%
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9%
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0%
삼성SDI㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	40.0%
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0%
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4%
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0%
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4%
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8%
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3%
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2%
Samsung SDI (Malaysia) SDN. BHD.	Samsung Corning Malaysia SDN. BHD.	30.0%
Tianjin Samsung SDI Co., Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	25.0%
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0%
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0%
Samsung SDI (Hong Kong) Ltd.	Dongguan Samsung SDI Co., Ltd.	100.0%
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Vacuum Electronic Devices Co., Ltd	55.0%
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	75.0%
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5%
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0%

출자회사명	피출자회사명	지분율
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0%
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0%
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0%
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	93.7%
삼성전기㈜	Calamba Premier Realty Corporation.	39.8%
삼성전기㈜	Samsung Electro-Mechanics Indonesia, pt	100.0%
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0%
삼성전기㈜	동관삼성전기유한공사	100.0%
삼성전기㈜	천진삼성전기유한공사	81.0%
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0%
삼성전기㈜	삼성고신전기(천진)유한공사	95.0%
Samsung Electro-Mechanics America, Inc.	Samsung Electro-Mechanics Mexicana, S.A. De C.V.	100.0%
Samsung Electro-Mechanics Thailand Co., Ltd.	Samsung Electro-Mechanics Philippines, Corp.	6.3%
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0%
삼성화재해상보험㈜	Samsung Vina Insurance Co. Ltd.	50.0%
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0%
삼성중공업㈜	삼성중공업(영파)유한공사	100.0%
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd, CO.	100.0%
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0%
삼성생명보험㈜	Samsung Life Investment (America) Ltd.	100.0%
삼성생명보험㈜	Samsung Life Investment (U.K.) Limited.	100.0%
삼성생명보험㈜	Samsung Properties China, Limited.	100.0%
삼성생명보험㈜	Samsung Asset Management(Asia) Ltd.	100.0%
삼성생명보험㈜	중항삼성인수보험유한공사	50.0%
제일모직㈜	Cheil America Inc.	100.0%
제일모직㈜	Samsung Chemical (USA), INC.	100.0%
제일모직㈜	Samsung Fashion S.r.L	100.0%
제일모직㈜	Samsung Chemical Europe Gmbh	100.0%
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9%
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0%
제일모직㈜	삼성복장무역(상해)유한공사	100.0%
제일모직㈜	Samsung Chemical Material Trading(Shanghai)Co.Ltd.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics America, Inc.	100.0%
삼성테크윈㈜	Samsung Techwin Europe B.V.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics UK., Ltd.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics GmbH	100.0%
삼성테크윈㈜	Samsung Opto-Electronics France	100.0%
삼성테크윈㈜	천진삼성광전자유한공사	70.0%
시큐아이닷컴㈜	Unisecurity, Inc.	22.4%
시큐아이닷컴㈜	Samsung Secui America.	100.0%
㈜이삼성인터내셔날	eSamsung Japan Corporation.	70.1%
㈜이삼성인터내셔날	Opentide Japan Co., Ltd.	18.3%
㈜이삼성인터내셔날	eSamsung Asia (Holdings) Pte Ltd.	77.3%
㈜이삼성인터내셔날	Opentide Asia Pte Ltd.	18.3%
㈜이삼성인터내셔날	Opentide Greater China Co., Ltd.	18.3%
eSamsung Japan Corporation.	GameOn Co., Ltd.	36.0%
eSamsung Japan Corporation.	Opentide Japan Co., Ltd.	45.0%
eSamsung Asia (Holdings) Pte Ltd.	Opentide Asia Pte Ltd.	45.0%
eSamsung Asia (Holdings) Pte Ltd.	eSamsung Greater China Co., Ltd.	100.0%
eSamsung Greater China Co., Ltd.	Opentide Greater China Co., Ltd.	40.0%
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0%
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0%

출자회사명	피출자회사명	지분율
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0%
삼성코닝㈜	Samsung Corning Deutschland GmbH.	100.0%
삼성코닝㈜	Samsung Corning Malaysia SDN. BHD.	70.0%
삼성코닝㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	60.0%
삼성증권㈜	Samsung Securities (America), Inc.	100.0%
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0%
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0%
삼성에스디에스㈜	Opentide Japan Co., Ltd.	36.7%
삼성에스디에스㈜	Samsung SDS Infotech Pvt Ltd.	63.0%
삼성에스디에스㈜	Opentide Asia Pte Ltd.	36.7%
삼성에스디에스㈜	Opentide Greater China Co., Ltd.	36.7%
삼성에스디에스㈜	Samsung SDS America, Inc.	100.0%
삼성에스디에스㈜	Samsung SDS Europe Ltd.	100.0%
삼성에스디에스㈜	삼성수거계통북경유한공사	100.0%
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0%
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0%
Samsung SDS America, Inc.	Unisecurity, Inc.	22.4%
Samsung SDS America, Inc.	Samsung SDS Brazil,Ltd.	100.0%
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0%
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0%
삼성엔지니어링㈜	Samsung Engineering (Malaysia) SDN. BHD.	100.0%
삼성엔지니어링㈜	PT Samsung Engineering Indonesia Co., Ltd.	100.0%
삼성엔지니어링㈜	Samsung Engineering (Thailand) Co., Ltd.	33.0%
삼성엔지니어링㈜	Samsung Engineering Philippines, Inc.	40.0%
삼성엔지니어링㈜	SETIS CO., LTD	49.0%
삼성엔지니어링㈜	Samsung Engineering India Private Ltd.	100.0%
삼성엔지니어링㈜	SAMSUNG ENGINEERING CONSULTING(SHANGHAI)CO.,LTD	100.0%
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0%
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	75.0%
삼성엔지니어링㈜	Samsung INGENIERIA MEXICO S.A DE C.V.	99.7%
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9%
SETIS CO., LTD	Samsung Engineering (Thailand) Co., Ltd.	67.0%
㈜제일기획	Cheil Communications America, Inc.	100.0%
㈜제일기획	CHEIL COMMUNICATIONS EUROPE LTD.	100.0%
㈜제일기획	Cheil Communications Germany GmbH	100.0%
㈜제일기획	Cheil Communications India Pvt. Ltd.	99.9%
㈜제일기획	Cheil Communications (Thailand) Ltd	49.0%
㈜제일기획	CHEIL COMMUNICATIONS SINGAPORE PTE. LTD	100.0%
㈜제일기획	Samsung Advertising (Beijing) Inc	70.0%
㈜제일기획	CHEIL COMMUNICATIONS MEA FZ-LLC	100.0%
㈜제일기획	Cheil Communications do Brasil S/C Ltda.	99.9%
㈜제일기획	Cheil Communications Mexico Inc.	100.0%
㈜제일기획	Cheil Communications Rus Limited Liability Company	100.0%
㈜호텔신라	Samsung Hospitality America	100.0%
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0%
Cheil Communications America, Inc.	Cheil Communications India Pvt. Ltd.	0.0%

※ 단위는 %, 기준일은 2006년 6월말, 보통주 기준임.

3) 관련법령상의 규제내용 등

  · " 독점규제 및 공정거래에 관한 법률"上 상호출자제한기업집단 등

  ① 지정시기 : 2006年 4월 14일

  ② 규제내용 요약

    · 출자총액의 제한

    · 상호출자의 금지

    · 계열사 채무보증 금지

    · 금융· 보험사의 계열사 의결권 제한

    · 대규모 내부거래의 이사회 의결 및 공시 등

    · 비상장사 중요사항 공시

3. 타법인출자 현황

[2006. 6. 30 현재]

(단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자목적	기초잔액			증가(감소)내역		반기말잔액			피출자법인의 최근사업연도 당기순이익('05年)	비고
					수량	지분율	장부가액	수량	취득(처분)가액	수량	지분율	장부가액		
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.7	897,461		-2,420	9,283	19.7	895,042	240,074	
		"	삼성전기㈜	경영참가 등	17,693	22.8	373,051		10,857	17,693	22.8	383,907	-67,291	
		"	삼성광주전자㈜	사업관련	38,516	94.3	541,086		12,404	38,516	94.3	553,490	54,781	
		"	삼성카드㈜	경영참가 등	232,601	46.9	805,094		46,965	232,601	46.9	852,059	-1,301,251	
		상장	삼성테크윈㈜	경영참가 등	19,604	25.5	179,044		10,370	19,604	25.5	189,415	86,444	
		비상장	스테코㈜	사업관련	2,448	51.0	29,120		134	2,448	51.0	29,253	4,978	
		"	세메스㈜	사업관련	1,262	63.1	-7,172		-2,736	1,262	63.1	-9,909	11,879	
		"	서울통신기술㈜	사업관련	3,933	35.8	40,129		2,642	3,933	35.8	42,772	17,408	
		"	삼성경제연구소㈜	경영참가 등	3,576	29.8	17,630		-2,246	3,576	29.8	15,384	77	
		"	삼성에스디에스㈜	경영참가 등	11,978	21.3	79,187		18,182	11,978	21.3	97,369	147,796	
		"	삼성네트웍스㈜	경영참가 등	23,956	23.1	34,142		3,315	23,956	23.1	37,458	31,763	
		"	삼성코닝㈜	경영참가 등	3,666	45.3	253,342		4,900	3,666	45.3	258,241	-144,706	
		"	삼성라이온즈㈜	경영참가 등	55	27.5	0		1,523	55	27.5	1,523	618	
		"	세크론㈜	사업관련	405	50.6	1,286		790	405	50.6	2,076	7,469	
		"	삼성전자서비스㈜	사업관련	6,000	83.3	46,355		-3,632	6,000	83.3	42,723	1,617	
		"	엠이엠씨코리아㈜	사업관련	3,440	20.0	37,648		-3,367	3,440	20.0	34,281	32,858	
		"	삼성코닝정밀유리	경영참가 등	1,022	41.9	629,366	6,385	141,862	7,407	42.5	771,228	780,015	
		"	삼성탈레스㈜	경영참가 등	13,500	50.0	104,520		5,330	13,500	50.0	109,850	27,265	
		"	리빙프라자	사업관련	767	100.0	118,389		2,353	767	100.0	120,743	2,949	
		"	블루텍	사업관련	5,999	100.0	118,408		13,044	5,999	100.0	131,452	21,129	
		"	삼성전자로지텍	사업관련	1,011	100.0	23,647		5,872	1,011	100.0	29,519	5,285	
		"	보광부품1호	사업관련		50.0	7,468		54	1	50.0	7,522	-73	
		"	보광5호 신기술투자조합	사업관련	1	83.3	6,559		946	1	83.3	7,506	-607	
		"	보광10호 신기술투자조합	사업관련	1	81.8	8,816		-603	1	81.8	8,213	-1,099	
		"	SVIC 2호 투자조합	사업관련		99.0	8,954		4,631		99.0	13,585	5,539	
		"	SVIC 3호 투자조합	사업관련		99.0	5,424				99.0	5,424	-2,718	
		"	SVIC 4호 투자조합	사업관련	1	65.7	96,114		6,201	1	65.7	102,316	-8,983	
		"	SVIC 5호 투자조합	사업관련		99.0	10,799		2,897		99.0	13,697	-732	
		"	SVIC 6호 투자조합	사업관련		99.0	25,804		-684	27	99.0	25,121	-640	
		"	SVIC 7호 투자조합	사업관련		99.0	14,874		5	15	99.0	14,878	33	
		"	S-LCD	사업관련	210,000	50.0	899,271		53,116	210,000	50.0	952,387	-213,622	
		상장	삼성중공업㈜	경영참가 등	40,676	17.6	721,993		168,804	40,676	17.6	890,797	74,256	
		"	삼성정밀화학㈜	경영참가 등	2,165	8.4	71,985		-19,918	2,165	8.4	52,068	50,282	
		"	호텔신라㈜	경영참가 등	2,005	5.0	25,961		5,914	2,005	5.0	31,875	21,026	
		"	제일기획㈜	경영참가 등	120	2.6	26,449		-3,718	120	2.6	22,730	52,699	
		비상장	삼성석유화학㈜	경영참가 등	514	13.0	8,040			514	13.0	8,040	37,418	
		"	삼성종합화학㈜	경영참가 등	1,914	3.9	19,143			1,914	3.9	19,143	144,221	
		"	기협기술금융㈜(舊기협파이낸스(주))	사업관련	1,000	17.2	5,000			1,000	17.2	5,000	1,474	
		"	부산신항만㈜	사업관련	1,135	1.6	5,676			1,135	1.6	5,676	-6,998	
		"	한국경제신문㈜	경영참가 등	72	0.4	365			72	0.4	365	3,655	
		"	(주)씨엠씨(舊제일경영컨설팅(주))	사업관련	4	4.8	19			4	4.8	19	165	
		"	지이삼성조명㈜	사업관련	80	10.0	273			80	10.0	272	2,633	
		"	부룩스 오토메이션 아시아㈜	사업관련	219	19.0	368			219	19.0	368	573	
		"	삼성벤처투자㈜	사업관련	980	16.3	4,900			980	16.3	4,900	347	
		"	블루버드소프트㈜	사업관련	140	17.0	2,441			140	17.0	2,441	-3,306	
		"	㈜알티캐스트	사업관련	1,650	12.0	482			1,650	12.0	482	2,757	
		"	아이마켓코리아	사업관련	380	14.1	1,900			380	14.1	1,900	9,317	
		"	사이버뱅크	사업관련	1,083	7.5	777			1,083	7.5	777	-44,788	
		"	한국디지털위성방송	사업관련	600	0.7	3,344			600	0.7	3,344	-79,169	

구분	계정과목	법인명 또는 종목명	출자목적	기초잔액 수량	기초잔액 지분율	기초잔액 장부가액	증가(감소)내역 수량	증가(감소)내역 취득(처분)가액	반기말잔액 수량	반기말잔액 지분율	반기말잔액 장부가액	피출자법인의 최근사업연도 당기순이익('05年)	비고
	"	화인칩스	사업관련	2	4.8	10			2	4.8	10	394	
	"	애트랩	사업관련	173	4.2	260			173	4.2	260	-3,407	
	"	(주)인터내셔널사이버마케팅(ICM)	사업관련	450	45.0	1,166			450	45.0	1,166	982	
	"	TU미디어(주)	사업관련	3,015	6.9	15,076			3,015	6.9	15,076	-96,487	
	"	한국정보통신협동조합	사업관련			13					13	203	
	"	한국소프트웨어공제조합	사업관련			150					150	575	
해외	매도가능증권	비상장 SECA	해외거점확보		100.0	49,581		1,146		100.0	50,727	4,948	
	"	SEA	해외거점확보	270	100.0	367,392	33	290,846	303	100.0	658,239	-49,752	
	"	SELA	해외거점확보	40	100.0	81,988		-28,353	40	100.0	53,634	8,127	
	"	SEM	해외거점확보	868	100.0	54,014		-4,186	868	100.0	49,828	-27,181	
	"	SEASA	해외거점확보	22,300	100.0	5,433	-446	-918	21,854	98.0	4,515	52	
	"	SEDA	해외거점확보	99,423	41.1	39,704		13,649	99,423	41.1	53,353	11,398	
	"	SESA	해외거점확보	8,021	100.0	87,288		893	8,021	100.0	88,181	10,378	
	"	SENA	해외거점확보	1,000	100.0	19,043		-11,819	1,000	100.0	7,224	5,480	
	"	SEH	해외거점확보	753	100.0	179,384		26,645	753	100.0	206,028	40,855	
	"	SEP	해외거점확보	1,751	100.0	18,130		-2,293	1,751	100.0	15,837	816	
	"	SEF	해외거점확보	2,700	100.0	68,004		-3,612	2,700	100.0	64,392	10,751	
	"	SEUK	해외거점확보	113,939	100.0	222,447		8,256	113,939	100.0	230,703	20,214	
	"	SEHG	해외거점확보		100.0	114,795		-12,305		100.0	102,491	12,497	
	"	SEI	해외거점확보	677	100.0	59,273		-4,072	677	100.0	55,201	5,580	
	"	SEBN	해외거점확보	310	100.0	34,112		3,453	310	100.0	37,565	12,448	
	"	ELS	해외거점확보	288	100.0	11,676		-6,513	288	100.0	5,163	2,593	
	"	SEPOL	해외거점확보		100.0	26,996		2,006		100.0	29,001	3,367	
	"	SSA	해외거점확보	2,542	100.0	18,177		806	2,542	100.0	18,983	5,458	
	"	SESK	해외거점확보	28,476	55.7	50,546		14,836	28,476	55.7	65,382	31,627	
	"	SEO	해외거점확보		100.0	-20,229		16,981		100.0	-3,248	515	
	"	SRSC	해외거점확보		100.0	707		5,010		100.0	5,717	2,836	
	"	SEAU	해외거점확보	53,200	100.0	59,494		-12,746	53,200	100.0	46,748	6,574	
	"	SEMA	해외거점확보	16,247	100.0	83,921		7,500	16,247	100.0	91,421	26,357	
	"	SGE	해외거점확보		100.0	14,016		-1,903		100.0	12,113	5,131	
	"	SEIN	해외거점확보	45	100.0	122,418		-14,506	45	100.0	107,911	29,082	
	"	SDMA	해외거점확보	71,400	75.0	105,747		1,927	71,400	75.0	107,674	48,652	
	"	SIEL	해외거점확보	200,783	100.0	53,577		15,722	200,783	100.0	69,298	-5,629	
	"	SAPL	해외거점확보	42,911	70.0	196,852		5,256	42,911	70.0	202,108	25,979	
	"	SAVINA	해외거점확보		80.0	20,261		4,677		80.0	24,938	9,241	
	"	TSE	해외거점확보	11,020	91.8	115,004		-1,035	11,020	91.8	113,969	24,653	
	"	STE	해외거점확보		49.0	3,448		50		49.0	3,498	46	
	"	SEPHIL	해외거점확보	9,876	100.0	33,302		-1,517	9,876	100.0	31,785	5,832	
	"	SISO	해외거점확보	30,779	100.0	7,679		1,266	30,779	100.0	8,945	355	
	"	STI	해외거점확보	22,087	100.0	5,175	22,087	3,548	44,174	100.0	8,723	-310	
	"	SME	해외거점확보	17,100	100.0	-634		-3,753	17,100	100.0	-4,386	-1,051	
	"	SEHK	해외거점확보	274,250	100.0	42,935		-9,734	274,250	100.0	33,201	-221	
	"	SET	해외거점확보	27,270	100.0	32,814		1,713	27,270	100.0	34,527	4,396	
	"	SESS	해외거점확보		100.0	175,533		-12,550		100.0	162,983	9,903	
	"	SCIC	해외거점확보		100.0	182,600		15,768		100.0	198,369	36,890	
	"	SEHZ	해외거점확보		42.4	13,561		3,492		42.4	17,053	11,435	
	"	TSED	해외거점확보		54.7	36,893		13,538		54.7	50,431	46,070	
	"	SSEC	해외거점확보		78.2	72,375		994		78.2	73,369	17,176	
	"	TSEC	해외거점확보		81.1	109,792		-28,029		81.1	81,762	70,166	
	"	SST	해외거점확보		90.0	29,448		559		90.0	30,008	13,130	
	"	TSTC	해외거점확보		90.0	109,995		-2,481		90.0	107,513	100,421	
	"	SSM	해외거점확보		49.0	7,186		-2,095		49.0	5,091	435	
	"	SSKMT	해외거점확보		60.0	11,986		1,909		60.0	13,895	5,034	
	"	SESL	해외거점확보		100.0	132,838		-2,858		100.0	129,980	5,970	
	"	SESC	해외거점확보		87.6	42,230		13,908		87.6	56,138	19,039	
	"	SSS	해외거점확보		100.0	1,683		-73		100.0	1,610	2,124	

구분	계정과목	법인명 또는 종목명	출자목적	기초잔액			증가(감소) 내역		반기말잔액			피출자법인의 최근사업연도 당기순이익('05年)	비고
				수량	지분율	장부가액	수량	취득(처분)가액	수량	지분율	장부가액		
	"	SEHF	해외거점확보		100.0	31,827		3,633		100.0	35,460	7,325	
	"	HSEN	해외거점확보		70.0	4,506		-647		70.0	3,859		'06년 사업 개시
	"	SJC	해외거점확보	795	51.0	43,994		-308	795	51.0	43,685	16,031	
	"	SYRI	해외거점확보	122	100.0	53,231		-518	122	100.0	52,713	72	
	"	TSST Japan	해외거점확보		49.0	52,304		393		49.0	52,697	-92,964	
	"	SCT	사업관련	5	67.0	257				67.0	257	-44	
	"	SDIB	사업관련	2,025	0.1	55			2,025	0.1	55	409	
	"	Semiconductor Portal	사업관련		4.0	38				4.0	38	86	
	"	SEAG	사업관련		100.0	40				100.0	40	806	
	"	Symbian	사업관련	10,360	4.5	31,839			10,360	4.5	31,839	28,095	
	"	SECH	사업관련		100.0	597				100.0	597	187	
	"	T3G	사업관련		16.3	7,732				16.3	7,732	-11,165	
	"	SSCR	사업관련		100.0	1,794		1,884		100.0	3,678	1,354	
	"	CMLA LLC	사업관련		25.0	654				25.0	654	-67	
	"	MTLD Top Domain Ltd.	사업관련	600	5.0	754			600	5.0	754	-1,421	
	"	INPHI	사업관련	2,732	6.4	4,171			2,732	6.4	4,171	-9,650	
	합 계					9,865,990		797,224			10,663,214		

※ 취득(처분)가액은 지분법 및 감액 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

VI. 주식에 관한 사항

1. 주식의 분포

가. 최대주주 및 그 특수관계인의 주식소유 현황

[2006년 06월 30일   현재]   (단위 : 주, %)

성 명	관 계	주식의 종류	기 초 주식수	기 초 지분율	증 가 주식수	감 소 주식수	반 기 말 주식수	반 기 말 지분율	변동 원인
이건희	본인	보통주	2,819,659	1.91	-	79,720	2,739,939	1.86	증여
삼성물산	특수관계인	보통주	5,917,362	4.02	-	-	5,917,362	4.02	
삼성장학재단	특수관계인	보통주	170,000	0.12	200,890	-	370,890	0.25	수증
삼성복지재단	특수관계인	보통주	89,683	0.06	-	-	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	-	-	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	-	-	1,083,072	0.74	
이재용	특수관계인	보통주	961,573	0.65	-	121,170	840,403	0.57	증여
삼성생명	특수관계인	보통주	10,689,381	7.26	-	489	10,688,892	7.26	장내매도
삼성생명	특수관계인	우선주	1,279	0.01	-	-	1,279	0.01	
삼성화재	특수관계인	보통주	1,856,370	1.26	-	-	1,856,370	1.26	
삼성증권	특수관계인	보통주	4	0.00	5,717	5,715	6	0.00	장내매매
삼성증권	특수관계인	우선주	2	0.00	2	2	2	0.00	장내매매
윤종용	특수관계인	보통주	26,300	0.02	-	-	26,300	0.02	
이학수	특수관계인	보통주	13,884	0.01	-	-	13,884	0.01	
이윤우	특수관계인	보통주	10,000	0.01	-	-	10,000	0.01	
최도석	특수관계인	보통주	13,151	0.01	-	-	13,151	0.01	
김인주	특수관계인	보통주	1,040	0.00	-	-	1,040	0.00	
Goran S. Malm	특수관계인	보통주	403	0.00	3	-	406	0.00	장내매수
이재웅	특수관계인	보통주	0	0.00	50	-	50	0.00	신규선임
Hirlinger	-	보통주	100	0.00	-	100	0	0.00	사임(임기만료)
임성락	-	보통주	500	0.00	-	500	0	0.00	사임(임기만료)
계		보통주	23,690,097	16.08	206,660	207,694	23,689,063	16.08	
계		우선주	1,281	0.01	2	2	1,281	0.01	
계		합 계	23,691,378	13.93	206,662	207,696	23,690,344	13.92	

최대주주명 : 이건희   특수관계인의 수 :   16 명

※ 상기 삼성생명 주식수는 특별계정을 포함한 주식수임.

나. 5%이상 주주의 주식소유 현황

[2006년 06월 30일   현재]   (단위 : 주, %)

순위	성명(명칭)	보통주 주식수	보통주 지분율	우선주 주식수	우선주 지분율	소계 주식수	소계 지분율
1	Citibank N.A	13,810,399	9.38	3,966,999	17.37	17,777,398	10.45
2	삼성생명	10,688,892	7.26	1,279	0.01	10,690,171	6.28
합 계		24,499,291	16.63	3,968,278	17.38	28,467,569	16.73

※ 최근 주주명부폐쇄일인 '06. 6.30 기준임

다. 주주 분포

구 분	주주수(명)	비 율(%)	주식수(주)	비 율(%)	비 고
소액주주 합계	106,939	100.0%	100,058,916	58.8%	
소액주주(법인)	4,290	4.0%	84,950,270	49.9%	
소액주주(개인)	102,649	96.0%	15,108,646	8.9%	
최대주주 등	24	0.0%	23,690,344	13.9%	주주수 24인: 삼성생명 특별계정은 각기 별도 주주로 계산
주 요 주 주	0	0.0%	0	0.0%	
기타주주 합계	5	0.0%	46,383,504	27.3%	
기타주주(법인)	5	0.0%	46,383,504	27.3%	
기타주주(개인)	0	0.0%	0	0.0%	
합 계	106,968	100.0%	170,132,764	100.0%	

※ 최근 주주명부폐쇄일인 '06. 6.30 기준임

2. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 전항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. 가. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 나. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 다. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 라. 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 마. 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 바. 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조의5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 　본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 　다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는

그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다.

☞ (주) 제11조의3 (일반공모증자)

　1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는
　　　범위내에서 증권거래법 제189조의 3의 규정에서 정하는
　　　방법에 따라 이사회의 결의로 일반공모증자방식에 의하여
　　　신주를 발행할 수 있다.

　2.일반공모증자방식에 의하여 신주를 발행하는 경우에는
　　　발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의
　　　로써 정한다.
　　　다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의
　　　5의 규정에서 정하는 가격 이상으로 한다.

☞ (주) 제11조의4 (주식매수선택권)
　1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서
　　　규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서
　　　같다)에게 증권거래법이 허용하는 한도내에서 증권거래법
　　　제189조의4의 규정에 의한 주식매수선택권을 주주총회의
　　　특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지
　　　임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써
　　　주식매수선택권을 부여할 수 있다.

　2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업
　　　또는 기술혁신 등에 기여하거나 기여할 수 있는
　　　임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을
　　　수 없는 자로 규정한 임· 직원은 제외한다.

　3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의
　　　행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부
　　　하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은
　　　기명식 보통주식 또는 기명식 우선주식으로 한다.

　4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는
　　　관계법령에서 허용하는 한도까지로 한다.

　5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의
　　　결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당
　　　주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지
　　　행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는
　　　관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한
　　　결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수
　　　있다.

　6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은
　　　관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의
　　　또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회
　　　또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회
　　　또는 이사회로부터 위임받은 위원회에서 결정할 수 있다.

　7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로
　　　주식매수선택권의 부여를 취소할 수 있다.
　　　1. 임· 직원이 주식매수선택권을 부여받은 후 임의로

	퇴임하거나 퇴직한 경우 2. 임·직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우 3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우			
결 산 일	12월 31일	정기주주총회	2~3월중	
주주명부폐쇄시기		1월 1일부터 1개월 間		
주권의 종류	1,5,10,50,100,500,1,000,10,000(8종)			
명의개서대리인	증권예탁원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지			
주주의 특전	없음		공고게재신문	중앙일보

3. 최근 6개월 간의 주가 및 주식 거래실적

가. 국내증권시장

(단위 : 원, 천주)

종 류		'06년1월	2월	3월	4월	5월	6월
보통주	최 고	740,000	730,000	686,000	690,000	663,000	614,000
	최 저	659,000	654,000	608,000	630,000	612,000	549,000
월간거래량		9,951	8,309	10,132	8,929	8,956	10,175
우선주	최 고	566,000	560,000	522,000	540,000	545,000	463,000
	최 저	491,000	497,000	481,500	498,500	465,000	411,500
월간거래량		816	904	871	1,008	1,018	1,094

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)]   (단위 : $, 천DR)

종 류		'06년1월	2월	3월	4월	5월	6월
보통주	최 고	383.00	384.00	355.50	361.00	356.00	324.75
	최 저	333.75	336.50	308.25	324.25	316.00	280.75
월간거래량		1,743	1,963	1,930	1,302	1,890	2,638

[증권거래소명 : 룩셈부르크 증권거래소(우선주)]   (단위 : $, 천DR)

종 류		'06년1월	2월	3월	4월	5월	6월
우선주	최 고	292.00	291.00	270.00	280.00	281.00	243.25
	최 저	246.50	259.00	245.25	257.00	239.50	210.00
월간거래량		292	273	253	191	353	385

VII. 임원 및 직원 등에 관한 사항

1. 임원의 현황

(단위 : 주)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
대표이사 회장 (상근)	등기임원	이건희	1942.01.09	삼성그룹회장	전사 중장기 전략	2,739,939	0	중임
대표이사 부회장 (상근)	등기임원	윤종용	1944.01.21	삼성그룹 일본본사 대표이사 사장	전사 경영전반 총괄	26,300	0	중임
대표이사 부회장 (상근)	등기임원	이학수	1946.06.25	삼성전자 회장실 실장 대표이사 사장	회장실 업무 총괄 겸) 삼성 전략기획 관련업무 총괄	13,884	0	중임
대표이사 부회장 (상근)	등기임원	이윤우	1946.06.26	삼성전자 반도체총괄 대표이사 사장	기술총괄 겸)대외협력담당 겸)기술원 관장	10,000	0	중임
대표이사 사장 (상근)	등기임원	최도석	1949.05.03	삼성전자 경영지원총괄 사장	전사 경영지원업무 총괄	13,151	0	중임
사장 (상근)	등기임원	김인주	1958.12.13	삼성전자 회장실 부사장	삼성 전략기획 관련업무	1,040	0	중임
사외이사 (비상근)	등기임원	정귀호	1939.08.04	대법원 대법관	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	황재성	1944.02.01	서울지방 국세청장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	이갑현	1943.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	윤동민	1945.04.04	법무부 보호국 국장	전사 경영전반에 대한 업무	0	0	신임
사외이사 (비상근)	등기임원	이재웅	1942.05.02	성균관대학교 부총장	전사 경영전반에 대한 업무	50	0	신임
사외이사 (비상근)	등기임원	Goran S. Malm	1947.03.14	GE Asia-Pacific 사장/ GE Senior VP	전사 경영전반에 대한 업무	406	0	중임
사외이사 (비상근)	등기임원	박오수	1952.12.24	한국인사조직학회 회장	전사 경영전반에 대한 업무	0	0	신임

○ 타회사 임원겸직 현황

겸직현황		겸 직 회 사			비 고
성 명	직 위	회사명	직 위	담당업무	
이건희	대표이사 회 장	S J C (일본 현지 판매 법인)	이 사	비상근	
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사	비상근	

○ 미등기임원현황

직 위	성 명	생년월일	담당업무	약 력	학 력
사장	임형규	19530204	종합기술원장	기술총괄	Univ. of Florida(博士)
사장	이상완	19500322	LCD총괄	AMLCD사업부장	연세대(碩士)
사장	황창규	19530123	반도체총괄	메모리사업부장	Univ. of Massachusetts, Amherst(博士)
사장	이기태	19481006	정보통신총괄	무선사업부장	인하대
사장	신필열	19461111	삼성스포츠단 담당임원	삼성스포츠단 담당임원	서울대
사장	이현봉	19490719	생활가전총괄	국내영업사업부장	서울대
사장	권오현	19521015	System LSI사업부장	LSI개발실장	Stanford Univ.(博士)
사장	최지성	19510202	디지털미디어총괄	영상디스플레이사업부장	서울대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
사장	이창렬	19491009	일본본사장	일본본사장	한양대
사장	박근희	19531101	중국본사장	중국본사장	청주대
사장대우	이종왕	19490501	법무실장	법무실장	서울대
사장	양해경	19480316	구주전략본부장	구주전략본부장	고려대
사장	오동진	19481022	북미총괄	북미총괄	성균관대
사장	김재욱	19531225	메모리제조담당	메모리FAB센터장	한양대
사장	박종우	19520710	디지털프린팅사업부장	반도체연구소 TD팀장	Purdue Univ.(博士)
부사장	송지오	19470219	생산기술연구소장	종합기술원 담당임원	Univ. of Iowa(博士)
부사장	이상배	19500120	세렘방복합단지장	수원지원센터장	동국대
부사장	이문용	19520528	기술총괄 CPO	시스템가전사업부장	The Ohio State Univ.(博士)
부사장	이순동	19470329	기획홍보팀장	홍보팀장	연세대(碩士)
부사장	고인수	19490804	성균관대 재단 파견	인력개발원 부원장	성균관대
부사장	노인식	19510119	인사지원팀장	인력팀장	성균관대
부사장	박노병	19530902	디지털미디어연구소장	스토리지사업부장	Univ. of Southern California(博士)
부사장	박상진	19530316	동남아총괄	무선사업부장	서울대
부사장	신윤승	19551030	SYS.LSI DDI사업팀장	메모리 SRAM/Flash개발실장	한국과학기술원(博士)
부사장	이기원	19490102	CTO전략실장	통신네트웍Lab.장	Univ. of Michigan, Ann Arbor(博士)
부사장	이실	19490703	삼성스포츠단 담당임원	삼성스포츠단 담당임원	연세대
부사장	장충기	19540218	기획홍보팀 담당임원	기획팀 담당임원	서울대
부사장	지대섭	19531005	반도체 경영지원실장	반도체 경영지원실장	홍익대(碩士)
부사장	최광해	19560109	전략지원팀 담당임원	재무팀 담당임원	서울대
부사장	김인수	19490908	구주총괄	인사팀장	성균관대
부사장	김헌수	19500601	컴퓨터시스템사업부장	컴퓨터시스템 전략마케팅팀장	Illinois Inst. of Tech.(碩士)
부사장	박형건	19531228	스토리지사업부장	System LSI FAB센터장	서강대
부사장	우남성	19530107	SYS.LSI Mobile Solution개발실장	System LSI Mobile Platform팀장	Univ. of Maryland, Coll. Park(博士)
부사장	윤주화	19531126	경영지원팀장	경영지원팀장	성균관대
부사장	이중용	19500719	멕시코복합단지장	일본본사 담당임원	연세대
부사장	이지섭	19480209	IT Display센터장	Device Packaging센터장	한양대
부사장	장원기	19550202	HD Display센터장	Display Device센터장	연세대(碩士)
부사장	장창덕	19501004	국내영업사업부장	CIS총괄	성균관대
부사장	최외홍	19521220	재경팀장	정보가전 기획지원팀장	홍익대(碩士)
부사장	최주현	19540127	전략지원팀 담당임원	경영진단팀장	서울대
부사장	최진균	19490328	시스템가전사업부장	스토리지사업부장	중앙대
부사장	권희민	19520311	Digital Solution센터장	DSC Solution개발팀장	California Inst. of Tech.(博士)
부사장대우	김상균	19580708	법무실 담당임원	법무실 담당임원	서울대
부사장	김운섭	19521001	통신 경영지원실장	통신 기획지원팀장	경북대(碩士)
부사장	김현덕	19510115	경영기획팀장	일본본사 담당임원	한양대
부사장	박희균	19510401	SAS법인장	SAS 담당임원	North Carolina State Univ.(博士)
부사장대우	서우정	19560408	법무실 담당임원	법무실 담당임원	서울대
부사장	안주환	19501211	LCD 경영지원실장	멕시코복합단지장	연세대
부사장	이관수	19490626	네트워크사업부장	통신연구소장	California Polytechnic State Univ.(碩士)
부사장	허기열	19521206	중국 판매법인관장	경영혁신팀장	연세대
부사장	윤진혁	19531006	LCD Mobile Display사업팀장	일본본사 담당임원	부산대
부사장	조남용	19510610	메모리 전략마케팅팀장	메모리 Command Center장	고려대
부사장	최도환	19540219	무선 상품기획팀장	무선 개발실 담당임원	경북대
전무대우	김영균	19481209	통신연구소 표준연구팀장	통신연구소 표준연구팀장	Duke Univ.(博士)
전무	김원정	19530714	개발사업팀장	개발사업팀장	고려대
전무	박성철	19550212	안식년	경영혁신팀 담당임원	Univ. of Oregon(博士)
전무	전동수	19580801	디지털AV사업부장	SYS.LSI 전략마케팅팀장	경북대(碩士)
전무	고영범	19581226	메모리 기술센터장	메모리제조담당 FAB1팀장	Osaka Univ.(博士)
전무	김광호	19540330	법무팀장	법무팀장	George Washington Univ.(碩士)
전무	남상권	19520517	반도체 구매팀장	SDMA법인장	인하대
전무	방인배	19540116	국내영업 IT B2B영업팀장	인력팀 담당임원	고려대
전무	오석하	19500527	서남아총괄	SEIN법인장	건국대
전무	이동헌	19520315	LCD 전략마케팅팀장	SAPL 담당임원	경희대
전무	이상렬	19510926	디지털미디어 제조기술센터장	경영혁신팀 담당임원	한양대
전무	이상석	19520512	국내영업 전속유통영업팀장	국내영업 마케팅팀장	부산대
전무	장병조	19540206	구미지원센터장	구미공장장	경북대(碩士)
전무대우	정국현	19510822	디자인전략팀장	디자인경영센터장	Chiba Univ.(碩士)
전무	정현량	19530824	일본본사 담당임원	생활가전 경영지원팀장	성균관대
전무	정합	19540322	국내영업 애니콜영업팀장	국내영업 특판팀장	중앙대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
전무	조원국	19501009	CIS총괄	국내영업 경영지원팀장	홍익대(碩士)
전무	주우식	19590617	IR팀장	자금팀 담당임원	Cornell Univ.(博士)
전무	최창수	19501020	무선 전략마케팅팀장	무선 해외영업팀 담당임원	인하대
전무	최창식	19540106	System LSI제조센터장	SYS.LSI DDI개발실장	North Carolina State Univ.(博士)
전무	현광석	19520315	무선 모바일응용사업팀장	무선 구매팀장	고려대
전무대우	권기섭	19590905	법무팀 담당임원	법무팀 담당임원	Quinnipiac Coll.(博士)
전무	김상항	19550112	전략지원팀 담당임원	재무팀 담당임원	한양대
전무	김재범	19550514	반도체 기획팀장	반도체 국제팀장	Univ. of California, Berkeley(碩士)
전무	김정한	19501230	무선 마케팅팀장	STA법인장	서울대
전무	김준	19580222	회장실1팀장	회장실1팀 담당임원	고려대
전무	민동욱	19500826	일본본사 담당임원	구매전략팀장	서강대(碩士)
전무	박종암	19510919	Global ERP T/F장	Global ERP T/F장	고려대
전무	박하철	19620904	LCD 마케팅팀장	LCD 마케팅팀장	Stanford Univ.(碩士)
전무	변재봉	19541001	종합기술원 담당임원	종합기술원 담당임원	영남대
전무대우	성열우	19590207	법무실 담당임원	법무실 담당임원	서울대
전무대우	윤지흥	19541107	무선 디자인팀장	C&C디자인 담당	한양대(碩士)
전무	윤창현	19530410	SSEC법인장	SIEL 담당임원	부산대
전무	이근면	19520321	통신 인사팀장	통신 경영지원팀 담당임원	아주대(碩士)
전무	이범일	19590127	기획홍보팀 담당임원	기획팀 담당임원	한국과학기술원(博士)
전무	이병철	19530522	생활가전 경영지원팀장	시스템가전 지원팀장	대구상고
전무	이상훈	19550425	전략지원팀 담당임원	해외지원팀 담당임원	경북대
전무	이인용	19570308	홍보팀장	홍보팀장	서울대
전무	이재원	19531113	DP센터장	온양 제조팀장	인하대
전무	이종석	19630426	Global마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장형욱	19530720	국내영업 담당임원	SESS법인장	연세대
전무	정유성	19561124	인사팀장	인사팀 담당임원	한양대
전무	정인철	19530810	무선 해외영업팀장	무선 해외영업팀 담당임원	한국외국어대
전무	조규담	19521226	SESK법인장	영상디스플레이 Global운영팀장	경북대
전무	조윤영	19570823	전략지원팀 담당임원	재무팀 담당임원	한국과학기술원(博士)
전무	한양희	19500228	무선 해외영업팀장	무선 해외영업팀 담당임원	성균관대
전무	허영호	19520409	수원지원센터장	수원지원 인사팀장	동아대
전무	강병수	19510907	구매전략팀장	SDMA법인장	제주대
전무	고태일	19510216	TTSEC/TSED법인장	GLOBAL사업팀장	한국외국어대
전무	김광태	19550514	홍보팀 담당임원	홍보팀 담당임원	연세대(碩士)
전무	김광현	19550822	SYS.LSI 전략마케팅팀장	SYS.LSI ASIC개발팀장	Virginia Tech(博士)
전무	김봉영	19570120	경영진단팀장	감사팀장	한양대
전무대우	김상우	19611010	법무팀 담당임원	법무팀 담당임원	Columbia Univ.(碩士)
전무	김성배	19580820	재경팀 담당임원	재무팀 담당임원	서울대
전무대우	김수목	19640518	법무실 담당임원	법무실 담당임원	서울대
전무	김일웅	19590415	메모리 마케팅팀장	반도체 마케팅팀장	Illinois Inst. of Tech.(博士)
전무	김종중	19560707	전략지원팀 담당임원	재무팀 담당임원	고려대
전무	김종호	19570620	무선 제조팀장	DATA 생산관리팀 담당차장	숭실대
전무	김철진	19541113	CTO 기술기획팀장	SISA법인장	성균관대
전무	김형문	19541216	메모리 영업팀장	SSEG법인장	한양대
전무	남성우	19570224	경영혁신팀 담당임원	경영진단팀 담당부장	서강대
전무	박송룡	19560914	종합기술원 담당임원	종합기술원 담당임원	한양대
전무	박용환	19560201	SSI법인장	메모리 영업팀장	홍익대(碩士)
전무	박종원	19530420	중남미총괄	디스플레이전략마케팅팀장	서울대
전무	방정호	19550124	SESS법인장	메모리 TEST기술팀장	인하대
전무	성인희	19560103	인사지원팀 담당임원	인력팀 담당임원	경희대
전무	신상흥	19521110	영상전략마케팅팀장	SESA법인장	경북대
전무	안승준	19551018	인사팀 담당임원	인사팀 담당임원	Univ. of Bridgeport(碩士)
전무	유두영	19540510	SEI법인장	SEI부법인장	한국외국어대
전무	이기순	19521215	네트워크 Internet Infra사업팀장	네트워크 BST팀장	한양대
전무	이병우	19530812	시스템가전 전략마케팅팀장	중아총괄	부산대
전무	이선종	19580524	재경팀 담당임원	경리팀 담당임원	고려대(碩士)
전무	이승일	19610522	국내영업 담당임원	국내영업 담당임원	Univ. of Michigan, Ann Arbor(碩士)
전무	이철회	19551003	중국본사 담당임원	SSS법인장	중국문화대학원(碩士)
전무	정병기	19530714	재경팀 담당임원	구매전략팀 담당임원	Univ. of Sussex(碩士)
전무	하윤호	19541016	디스플레이전략마케팅팀장	GMO 지역전략팀장	한국외국어대
상무대우	이현동	19651003	법무실 담당임원	법무실 담당임원	서울대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
상무	김성식	19540722	TSEC법인장	비디오 개발팀장	인하대
상무대우	엄대현	19660315	법무실 담당임원	법무실 담당임원	한양대
상무대우	여남구	19630105	법무실 담당임원	법무실 담당임원	서울대(碩士)
상무	윤정구	19550407	메모리 품질팀장	메모리 품질팀장	동국대
상무	임현문	19510319	CS경영센터장	Global품질보증팀장	단국대
상무	장규석	19530927	TSE법인장	리빙 제조팀장	성균관대
상무	정봉진	19520614	SEHK법인장	SSS법인장	성균관대
상무	홍석우	19560212	북미 마케팅팀장	GMO 상품전략팀장	한국과학기술원(碩士)
상무	강승각	19550313	SEG법인장	무선 해외영업팀 담당임원	서울대
상무	길영준	19561208	SISA법인장	종합기술원 담당임원	한국과학기술원(博士)
상무대우	김윤근	19640718	법무실 담당임원	법무실 담당임원	서울대
상무	김철교	19580825	생산기술혁신팀장	경영진단팀 담당임원	연세대(碩士)
상무	김형태	19600505	경영혁신팀 담당임원	경영혁신팀 담당임원	중앙대(碩士)
상무	박현기	19550711	디지털프린팅 Global CS팀장	디지털프린팅 개발팀 담당임원	경희대(碩士)
상무	배병률	19551205	미래전략그룹장	미래전략그룹장	숭실대
상무	변정우	19561228	메모리 A1-P/J장	메모리 FAB3팀장	경북대
상무대우	신명훈	19650119	법무실 담당임원	법무실 담당임원	경희대(碩士)
상무대우	안덕호	19680728	법무실 담당임원	법무실 담당임원	서울대
상무	이돈주	19561013	SER법인장	시스템가전 전략마케팅팀장	Columbia Univ.(碩士)
상무	이장재	19550114	디지털프린팅 전략마케팅팀장	SEPOL법인장	연세대
상무	이재국	19580123	생활가전 경영지원팀 담당임원	북미 경영지원팀장	성균관대
상무	이재용	19680623	경영기획팀 경영전략담당	경영기획팀 경영전략담당	Harvard Univ.(博士)
상무	조흥식	19570322	메모리 Command Center장	메모리 영업팀장	숭실대
상무	최병석	19560205	디지털미디어 지원팀장	무선 지원팀장	경북대
상무	황춘택	19550820	디지털AV Global운영팀장	일본본사 담당임원	영남대
상무대우	강선명	19631220	법무실 담당임원	법무실 담당임원	고려대
상무	강영기	19570425	경영기획팀 담당임원	경영기획팀 담당임원	연세대(博士)
상무	강태용	19550928	중국 마케팅팀 담당임원	국내영업 시스템가전영업팀장	서강대(碩士)
상무	고양진	19560111	중국본사 담당임원	경협북경사무소장	경희대
상무	곽영수	19561123	국내영업 전략유통영업팀장	국내영업 유통영업 담당임원	서울시립대
상무	구자현	19580422	감사팀장	해외지원팀 담당임원	부산대
상무	김동기	19550424	네트워크 기획팀장	이동통신사업팀 담당임원	한양대(碩士)
상무	김명국	19531001	LCD 자재구매팀장	AMLCD 구매팀장	숭실대
상무	김상현	19590514	메모리 기획팀장	재무팀 담당임원	한양대
상무	김수봉	19550401	SEGZ법인장	디스플레이전략마케팅팀장	성균관대
상무	김양규	19550513	SEF법인장	SEF법인장	Insa De Lyon(碩士)
상무	김영식	19581003	해외지원팀 담당임원	동남아 경영지원팀장	고려대
상무	김영태	19571229	생산기술혁신팀 담당임원	LCD 자동화팀장	Georgia Inst. of Tech.(博士)
상무	김재권	19550826	영상디스플레이 구매팀장	영상디스플레이 구매팀 담당부장	한국외국어대
상무	김태호	19561126	기획홍보팀 담당임원	홍보팀 담당임원	성균관대
상무	김헌성	19550802	LCD 영업팀장	LCD 전략마케팅팀 담당임원	서울대
상무	노기학	19570225	TSTC법인장	무선 해외영업팀 담당임원	영남대
상무	도인록	19570618	디지털AV Solution사업팀장	비디오 개발팀 담당임원	아주대(碩士)
상무	박두의	19560128	디지털미디어 기획팀장	디지털미디어 경영지원팀 담당임원	연세대
상무	박상범	19570627	CS경영 Global서비스팀장	북미 서비스담당	성균관대
상무	박상탁	19560505	종합기술원 담당임원	전략팀 담당부장	한양대
상무	박용진	19561023	SEA DIT Div장	SELA법인장	고려대
상무	박전만	19571107	무선 상품기획팀 담당임원	통신 차세대단말팀 담당임원	State Univ. of New York, Buffalo(博士)
상무	박희선	19551009	경영혁신팀 담당임원	경영혁신팀 담당임원	건국대
상무	손정민	19600727	LCD FAB팀장	Photomask팀장	한양대(碩士)
상무	신정수	19540724	GMO 고객전략팀장	SEA DCE Div.장	한국외국어대
상무	안재근	19570815	반도체 인사팀장	SAPL 반도체Div.장	동국대
상무	안흥진	19560408	홍보팀 담당임원	홍보팀 담당임원	한국외국어대
상무	이선용	19580205	SYS.LSI FAB팀장	TW팀장	광운대
상무	이승구	19560316	중국본사 담당임원	디지털프린팅 지원팀장	숭실대
상무	이태직	19570119	스토리지 전략마케팅팀장	디스플레이전략마케팅팀 담당임원	한국외국어대(碩士)
상무	이택근	19550728	LCD FAB팀장	LCD FAB팀장	홍익대
상무	이호영	19560326	LCD Module팀장	SEDA 담당임원	성균관대
상무	이효종	19560802	네트워크 전략마케팅팀장	네트워크 전략마케팅팀 담당임원	한양대(碩士)
상무	장중진	19570224	국내영업 경영지원팀장	영상디스플레이 지원팀장	국민대
상무	정충기	19570123	생산기술연구소 지원팀장	중국본사 담당임원	한양대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	정현호	19600306	전략지원팀 담당임원	경영지원팀 담당임원	Harvard Univ.(碩士)
상무	조현탁	19570417	네트워크영업팀장	네트워크영업팀 담당부장	경북대
상무	최시돈	19590123	DP센터 제조팀장	DP센터 Module팀장	경북대(碩士)
상무	최재관	19570311	세탁기사업팀 전략마케팅팀장	리빙 전략마케팅팀장	Rutgers Univ.(碩士)
상무	허흔	19531012	경영혁신팀 담당임원	디지털프린팅 Global CS팀장	영남대
상무	고동진	19610326	무선 상품기획팀 담당임원	유럽연구소 담당임원	Univ. of Sussex(碩士)
상무	김영수	19560519	경영기획팀 담당임원	룡신 기획팀 담당부장	Univ. of Hartford(碩士)
상무	김재우	19581112	SEHK 담당임원	SYS.LSI 영업팀장	동국대
상무대우	김재현	19550605	법무팀 담당임원	법무팀 담당임원	New York Univ.(碩士)
상무	김종산	19551209	반도체 Infra기획팀장	반도체 UT팀 담당부장	전남대
상무	김지승	19600227	룡신 지원팀장	룡신 경영지원팀 담당임원	고려대
상무	김철호	19580822	시스템가전 Global CS팀장	CS경영 원류품질혁신팀장	인하대
상무	남병규	19590320	수원지원 지원팀장	디지털미디어 경영지원팀 담당부장	영남대
상무	데이빗스틸	19660924	디지털미디어 마케팅팀장	디지털미디어 기획팀 담당임원	MIT(博士)
상무	류선호	19560929	메모리 FAB팀장	메모리 FAB팀 수석	인하대
상무	박경정	19580527	무선 지원팀장	룡신 경영지원팀 담당임원	영남대
상무	박명경	19610709	회장실1팀 담당임원	회장실1팀 담당임원	경희호텔전문대
상무	박명동	19590617	무선 해외영업팀장	일본본사 담당부장	인하대
상무	박성수	19560615	디지털AV 전략마케팅팀장	DSC 기획팀장	성균관대
상무	박제승	19551002	SEAU법인장	SAPL Set Div.장	연세대
상무	박종환	19611217	생활가전 경영지원팀 담당임원	시스템가전 지원팀 담당임원	연세대(碩士)
상무	박희덕	19570316	디지털AV Global CS팀장	컴퓨터 Global CS팀장	충남대
상무	방상원	19580618	일본본사 담당임원	일본본사 담당부장	한양대
상무	배경태	19570117	SEPOL법인장	디지털미디어 인사팀장	동국대
상무	배창섭	19580807	IT Display센터 지원팀장	감사팀 담당임원	Univ. of Illinois,Urbana-Champaign(碩士)
상무	백남육	19571010	국내영업 마케팅팀장	국내영업 서울지사장	성균관대(碩士)
상무	서병상	19570603	조리기기사업팀장	SEMA법인장	아주대
상무	손대일	19561221	STA법인장	룡신 경영지원실 담당임원	MIT(碩士)
상무	송백규	19580423	LCD 지원팀장	반도체 지원팀장	고려대
상무	심상배	19550318	국내영업 MD사업팀장	국내영업 MD사업팀장	단국대
상무대우	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba Univ.(博士)
상무	옥경석	19580409	반도체 지원팀장	메모리 지원팀장	건국대
상무	원기찬	19590927	디지털미디어 인사팀장	인사팀 담당임원	성균관대
상무대우	유제일	19580927	재경팀 담당임원	경리팀 담당부장	동국대
상무	이건혁	19630717	IR팀 담당임원	IR팀 담당임원	London Sch.of Economics(博士)
상무대우	이기옥	19670802	법무실 담당임원	법무실 담당임원	성균관대
상무	이석명	19570424	중국본사 담당임원	중국본사 담당임원	마산상고
상무	이우석	19580604	메모리 인사팀장	SYS.LSI 인사팀 담당부장	광운대
상무	장기철	19560327	반도체 경영혁신팀장	메모리 운영팀 담당부장	부산대
상무	전광호	19540326	재경팀 담당임원	업무팀 담당임원	성균관대
상무	조남성	19590609	일본본사 담당임원	경영진단팀 담당임원	한국과학기술원(碩士)
상무	조병학	19600814	SYS.LSI 영업팀장	SYS.LSI 기획팀장	서강대
상무	조중헌	19550716	디지털AV 지원팀장	해외지원팀 담당임원	서울대
상무	차영수	19610614	전략지원팀 담당임원	경영지원팀 담당임원	Indiana Univ., Bloomington(碩士)
상무	최신형	19601115	전략지원팀 담당임원	재무팀 담당임원	부산대
상무	허상훈	19590819	무선 CS팀장	무선 CS팀장	부산대
상무	홍완훈	19591014	SET법인장	AMLCD 영업팀장	인하대
상무	고창범	19540523	SEA ADC장	SEIN 담당부장	성균관대
상무	김광준	19590317	종합기술원 담당임원	재무팀 담당임원	Univ. of Southern California(博士)
상무	김영근	19570801	메모리 품질팀 담당임원	메모리 품질팀 수석	한양대
상무	김영수	19570202	DSC Home Solution사업팀장	시스템가전 기획팀장	동아대
상무	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무	김종인	19581010	네트워크 Internet Infra사업팀 담당임원	무선 상품기획팀 담당임원	경북대
상무	김준식	19580228	기획홍보팀 담당임원	홍보팀 담당임원	고려대
상무	김진안	19560519	국내영업 IT B2B영업팀 담당임원	SEPOL법인장	Universite Laval(碩士)
상무	김흥식	19550410	중국 경영지원팀장	컴퓨터 지원팀장	청주대
상무	류두현	19571129	메모리 지원팀장	DP센터 지원팀장	고려대
상무	류성일	19580624	CS경영 Global품질보증팀장	감사팀 담당임원	한양대
상무	민영성	19570313	북미 경영지원팀장	비데오 지원팀장	성균관대
상무	박재순	19600806	SEA DCE Div장	SECA법인장	성균관대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	박종갑	19600802	국내영업 CE B2B영업팀장	국내영업 서부지사장	전북대
상무	박종서	19570505	일본본사 담당임원	시스템가전 구매팀장	건국대
상무	백학명	19531115	중국 마케팅팀 담당임원	SEBJ법인장	Wagner Coll.(碩士)
상무	서치원	19570405	중아총괄	GMO 지역전략팀장	연세대
상무	연제찬	19541204	SEU법인장	USE법인장	경희대
상무	우형래	19560308	네트워크 Internet Infra사업팀 담당임원	Moscow 통신지점장	연세대
상무	유수경	19560103	LCD 품질팀장	AMLCD 품질보증팀장	서강대(碩士)
상무대우	유승엽	19671224	법무실 담당임원	법무실 담당임원	고려대
상무	육현표	19590113	기획홍보팀 담당임원	기획팀 담당임원	고려대(碩士)
상무	윤승철	19570305	통신 경영지원실 담당임원	TSTC법인장	경북대
상무	이강의	19590315	디지털프린팅 지원팀장	DP센터 지원팀장	중앙대
상무	이건종	19570118	LCD FAB팀장	HD Display센터 담당임원	건국대(博士)
상무	이선우	19590602	메모리 영업팀장	메모리 전략마케팅팀 담당임원	Univ. of Warwick(碩士)
상무	이영우	19601014	Dallas연구소 담당임원	통신 경영지원팀 담당임원	경북대(碩士)
상무	이영우	19590118	메모리 영업팀장	SSEL법인장	중앙대
상무	이재경	19580215	메모리 EDS팀장	메모리 FAB센터 담당임원	경북대
상무	이정식	19570505	국내영업 수도권지사장	국내영업 서울지사장	서강대(碩士)
상무	이종찬	19580723	SEIN법인장	SESK법인장	아주대(碩士)
상무	이태헙	19600511	인력개발원 담당임원	인력팀 담당임원	State Univ. of New York, Stony Brook (碩士)
상무	전성호	19590717	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당임원	홍익대
상무	전용배	19611106	회장실2팀 담당임원	회장실2팀 담당임원	서울대(碩士)
상무	전우헌	19581124	구미지원센터 담당임원	구미지원센터 담당부장	경북대(碩士)
상무	정민형	19610214	종합기술원 담당임원	기술기획팀장	서울대
상무	정재륜	19590306	SYS.LSI 영업팀장	SYS.LSI Command Center장	경북대
상무	조성래	19570426	구매전략팀 담당임원	감사팀 담당임원	경희대
상무	조용덕	19590306	LCD 기획팀장	LCD 경영지원팀 담당임원	Columbia Univ.(博士)
상무	지원구	19580208	경영혁신팀 담당임원	경영혁신팀 담당임원	국민대
상무	채희선	19610225	메모리 FAB팀장	메모리 FAB센터 담당임원	관동대
상무	최동욱	19570827	LCD FAB팀장	LCD FAB팀장	아주대(碩士)
상무	최승하	19590319	전략지원팀 담당임원	경영진단팀 담당임원	연세대(碩士)
상무	최우수	19570914	인사팀 담당임원	국내영업 담당임원	동국대
상무	하윤희	19561119	SYS.LSI 지원팀장	SSI 담당부장	성균관대
상무	황재민	19560512	스토리지 지원팀장	중국 경영지원팀장	국민대
상무보	김진한	19570601	광소재팀장	광소재사업팀 담당부장	경북대(碩士)
상무보	박주경	19560705	네트워크 CS팀장	네트워크 시스템개발팀 담당임원	경북대
상무보	배승한	19560912	LCD 영업팀장	네트워크 전략마케팅팀 담당임원	한양대
상무보	강호민	19571216	LCD Mobile Display제조팀장	LCD 공정개발팀장	광운대
상무보	권재중	19560326	CTO 기술기획팀 담당임원	CTO 기술협력팀장	한국과학기술원(碩士)
상무보	성규식	19530807	수원지원 환경안전팀장	수원지원 환경안전 담당부장	영남대
상무보	스카르진스키	19550807	STA 담당임원	STA 담당임원	미국기타대
상무보	엄규호	19570112	컴퓨터시스템 전략마케팅팀장	SEUK 담당부장	성균관대
상무보	이정복	19581225	SEP법인장	SEPOL법인장	서울대(碩士)
상무보	이홍준	19560901	SEM법인장	시스템가전 전략마케팅팀 담당임원	Univ. of Brighton(碩士)
상무보	임수택	19560520	SEU 담당임원	SELS법인장	서강대
상무보	조정환	19540521	SEMA법인장	리빙 제조팀장	한양대
상무보	강경훈	19530809	인사지원팀 담당임원	인력팀 담당임원	경찰대
상무보	권강현	19570110	DSC 기획팀 담당임원	Solution컨텐츠팀장	Univ. of Illinois,Urbana-Champaign(碩士)
상무보	김경도	19571123	SYS.LSI FAB팀장	SYS.LSI 제조혁신팀장	한양대
상무보	김경조	19600320	일본본사 담당임원	일본본사 담당부장	고려대(碩士)
상무보	김명수	19611016	경영지원팀 담당임원	경영지원팀 담당부장	부산대
상무보	김병구	19560905	IRO	프린터 지원팀 담당부장	성균관대(碩士)
상무보	김석필	19600911	SEUK Set Div장	GMO 지역전략팀 담당부장	HEC(碩士)
상무보	김연환	19621022	디지털미디어 경영지원실 담당임원	경영혁신팀 담당임원	한양대
상무보	김영하	19540403	SESH법인장	중국 SET Div.장	서울대
상무보	김학응	19590821	CIS 경영지원팀장	시스템가전 지원팀 담당임원	성균관대
상무보	김행일	19570610	SESC법인장	컴퓨터 지원팀 담당부장	광운대
상무보	김혁철	19570101	무선 제품기술팀 담당임원	무선 기술개발실 담당부장	경남대
상무보	김형도	19621117	전략지원팀 담당임원	경영진단팀 담당임원	한양대
상무보	김형준	19580208	국내영업 경영지원팀 담당임원	인사팀 담당임원	성균관대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보	김희석	19601025	DP센터 Package기술팀장	Package 공정기술팀 수석	조선대
상무보대우	노시영	19560418	인사팀 담당임원	인사팀 담당임원	동아대
상무보	노종호	19591102	무선 기획팀장	무선 기획팀장	고려대
상무보	민용호	19520512	SME법인장	SSA법인장	고려대
상무보	박기언	19591201	SAPL 반도체Div장	메모리 전략마케팅팀 담당부장	성균관대
상무보	박병대	19590214	무선 전략마케팅팀 담당임원	무선 해외영업팀장	한국외국어대
상무보대우	박승건	19570722	통신연구소 지적자산팀장	통신 기획팀 담당차장	서울대
상무보	박종대	19580916	LCD 자재구매팀 담당임원	LCD 광기구개발팀장	서울대
상무보	반상조	19580731	수원지원센터 담당임원	일본본사 담당임원	경남상고
상무보	방문수	19570410	디지털AV 전략마케팅팀 담당임원	비디오 전략마케팅팀 담당임원	電氣通信大學(碩士)
상무보	변상권	19570407	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무보	서덕근	19580512	시스템가전 Compressor사업팀장	전자렌지사업팀 담당임원	인하대
상무보	서영복	19590821	네트워크 제조팀장	네트워크 제조팀 담당부장	경북대(碩士)
상무보	성재현	19590518	경영혁신팀 담당임원	경영지원팀 담당부장	성균관대
상무보	송성원	19621212	구주 마케팅팀장	구주총괄 담당임원	건국대
상무보	신헌대	19571018	디지털프린팅 Printing Supplies팀장	디지털프린팅 전략마케팅팀 담당임원	경북대
상무보	심상필	19581023	무선 상품기획팀 담당임원	통신 경영지원실 담당임원	경희대
상무보	심순선	19611029	감사팀 담당임원	감사팀 담당부장	인하대
상무보	엄영진	19590115	무선 지원팀 담당임원	무선 지원팀 담당부장	항공대
상무보	엄영훈	19600314	GMO 상품전략팀장	GMO 마케팅전략팀 담당부장	한국과학기술원(碩士)
상무보	오해동	19560131	LCD 영업팀장	LCD 전략마케팅팀 담당임원	Loyola Univ., Chicago(碩士)
상무보	왕통	19620624	북경통신연구소장	북경통신연구소장	북경 과기대
상무보대우	위성욱	19580525	해외지원팀 담당임원	경영INFRA 담당부장	한양대
상무보	윤기천	19610115	LCD T8 P/J장	LCD 자동화팀장	경북대(碩士)
상무보	이경주	19590411	통신 기획팀장	통신 경영지원팀 담당부장	성균관대
상무보	이기웅	19600224	LCD 인사팀장	SYS.LSI 인사담당 부장	한양대
상무보	이명진	19580816	IR팀 담당임원	경리팀 담당임원	Columbia Univ.(碩士)
상무보	이상영	19590721	국제경영연구소 담당임원	SEAG법인장	한국외국어대
상무보	이상철	19600620	SEBN법인장	시스템가전 지원팀 담당임원	인하대
상무보	이용일	19600325	SECA법인장	컴퓨터 Global운영팀장	MIT(碩士)
상무보	이재형	19570918	영상디스플레이 Global운영팀장	SDMA법인장	경북대
상무보	이정열	19610327	전략지원팀 담당임원	재무팀 담당임원	한국과학기술원(碩士)
상무보	이종인	19590616	컴퓨터시스템 구매팀장	싱가폴IPC장	한양대
상무보대우	이항우	19570319	SEA CS Div장	CS경영 글로벌SVC팀장	경북대
상무보	임규호	19560617	북미 전략기획팀 담당임원	SEA 담당부장	홍익대
상무보	정규일	19570305	중국본사 담당임원	수원지원 지원팀 담당임원	고려대
상무보	정금용	19620609	북미 인사팀장	인력팀 담당부장	충남대
상무보	정기환	19581008	동남아 경영지원팀장	국내영업 경영지원팀 담당임원	한양대
상무보	정사진	19570415	SSDP법인장	프린터 제조팀 담당부장	경북대(碩士)
상무보	정이호	19580118	SEM(생산)법인장	시스템가전 지원팀 담당임원	아주대(碩士)
상무보	정일진	19560517	스토리지 구매팀장	스토리지 구매팀 담당부장	성균관대
상무보	정현석	19611118	STA 담당임원	무선 마케팅팀장	서울대(碩士)
상무보	조인수	19590201	SYS.LSI FAB팀장	SYS.LSI 기술팀 담당부장	경북대
상무보	조진호	19590428	국내영업 애니콜영업팀 담당임원	국내영업 애니콜영업팀장	동아대
상무보	주효양	19610618	무선 전략마케팅팀 담당임원	중국 CMO장	북경대(碩士)
상무보대우	채승기	19590601	메모리 생산기술팀장	메모리 FAB센터 담당임원	Univ. of Minnesota, Twin Cities(博士)
상무보	채규규	19581221	스토리지 제조팀장	스토리지 CS 담당부장	경북대(碩士)
상무보	최성호	19591202	영상디스플레이 지원팀장	구주 경영지원팀장	성균관대
상무보	최영준	19620211	전략지원팀 담당임원	재무팀 담당임원	부산대
상무보대우	최재흠	19570908	메모리 Facility팀장	메모리 FAB센터 담당임원	성균관대
상무보	한기엽	19600615	메모리 FAB팀장	메모리 FAB센터 담당임원	인하대
상무보	한명섭	19570505	SAMEX법인장	영상디스플레이 Global CS팀장	아주대(碩士)
상무보	한민석	19600116	메모리 기술센터 담당임원	SAS 담당임원	경북대
상무보	한민호	19600226	수원지원 인사팀장	통신 경영지원팀 담당부장	중앙대
상무보대우	한종수	19570213	경영혁신팀 담당임원	경영혁신팀 담당부장	아주대(碩士)
상무보	황득규	19590606	반도체 구매팀 담당임원	감사팀 담당부장	Boston Univ.(碩士)
상무보	황주용	19580824	DP센터 지원팀장	CIS 경영지원팀장	부산대
상무보	강영호	19610127	메모리 전략마케팅팀 담당임원	SSI 담당부장	Univ. of South Carolina(碩士)
상무보	고열진	19580414	SAMEX 담당임원	구미지원센터 담당부장	경북대(碩士)
상무보	고유찬	19590122	SECD법인장	SET 담당부장	American Graduate Sch. of International

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
					Management(碩士)
상무보	권계현	19640408	홍보팀 담당임원	홍보팀 담당임원	Univ.of Edinburgh(碩士)
상무보	권오주	19580321	영상디스플레이 Global CS팀장	영상디스플레이 개발팀 담당임원	울산대
상무보	김강규	19591028	시스템가전 전략마케팅팀 담당임원	시스템가전 공조시스템사업팀 담당부장	한양대
상무보	김경섭	19640103	LCD 생산기술팀장	LCD 개발팀 수석	한양대(碩士)
상무보	김경헌	19601221	경협사무국 담당임원	영상디스플레이 지원팀 담당부장	Univ. of Chicago(碩士)
상무보	김규출	19600323	인도연구소장	인도연구소 담당부장	성균관대
상무보	김기태	19591129	메모리 영업팀장	일본본사 담당차장	전북대
상무보	김병균	19630619	재경팀 담당임원	재무팀 담당부장	Stanford Univ.(碩士)
상무보	김병철	19620401	CTO 기술기획팀 담당임원	SYS.LSI 기획팀 담당부장	한국과학기술원(碩士)
상무보대우	김영준	19590812	디자인연구소장	영상전략마케팅팀 수석	영남대
상무보	김의탁	19580604	국내영업 마케팅팀 담당임원	SENA법인장	한국외국어대
상무보	김인회	19640625	일본본사 담당임원	일본본사 담당부장	한국과학기술원(碩士)
상무보	김전득	19591121	SEPHIL법인장	ODD 담당부장	국민대
상무보	김정기	19570918	조리기기사업팀 전략마케팅팀장	리빙 전략마케팅팀 담당부장	한양대
상무보	김주완	19600307	LCD Mobile Display마케팅팀장	SSI 담당부장	동국대
상무보	김진식	19601023	해외지원팀 담당임원	SESA 담당차장	연세대
상무보	김태룡	19590722	메모리제조담당임원	메모리 FAB팀장	경북대
상무보	김태성	19590809	메모리 생산기술1팀장	메모리 DRAM PA팀 수석	홍익대
상무보대우	김하수	19571103	무선 제품기술팀 담당임원	메카트로닉스 담당부장	창원전문대
상무보	김홍기	19610717	Global ERP T/F 담당임원	경리팀 담당부장	고려대
상무보	류인	19601021	컴퓨터시스템 지원팀장	Digital Solution센터 담당부장	서울대
상무보대우	류혁	19681028	법무팀 담당임원	법무팀 담당임원	Wake Forest Univ.(碩士)
상무보	문동식	19611010	디지털미디어 기획팀 담당임원	디지털미디어 마케팅팀 담당임원	Univ. of Illinois,Urbana-Champaign(碩士)
상무보	박광기	19630525	TSE 영업Div장	인사팀 담당임원	Chulalongkon University(碩士)
상무보	박석순	19601009	메모리 생산기획팀장	메모리 Command Center 담당임원	충남대
상무보	박영규	19590920	메모리 설비개발팀장	메모리 설비개발팀 수석	고려대(博士)
상무보	박우순	19571227	무선 상품기획팀 담당임원	무선 해외상품기획팀 담당부장	성균관대
상무보	박재형	19591210	재경팀 담당임원	구주전략본부 담당부장	연세대
상무보	박종엽	19600911	LCD 영업팀장	일본본사 담당부장	고려대
상무보	박주하	19580916	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무보	박찬형	19591027	SELS법인장	해외지원팀 담당부장	성균관대
상무보	박학규	19631007	전략지원팀 담당임원	SAMEX 담당차장	한국과학기술원(碩士)
상무보	박현종	19630203	시스템가전 전략마케팅팀 담당임원	국내영업 마케팅팀 담당임원	성균관대
상무보	배영창	19591130	SSEG법인장	SSEL법인장	명지대
상무보	서병훈	19630712	SYS.LSI ASIC/Foundry사업팀 담당임원	SYS.LSI 기술개발실 담당임원	Carnegie Mellon Univ.(博士)
상무보	석창린	19591005	네트워크 Internet Infra사업팀 담당임원	네트워크 구매 담당부장	경북대
상무보	손상석	19590522	종합기술원 담당임원	CTO전략팀 담당부장	인하대(碩士)
상무보대우	송현영	19601014	무선 개발실 담당임원	무선 개발팀 담당부장	서울대(碩士)
상무보	신용식	19570713	시스템가전 Global운영팀장	SSA 담당부장	한양대
상무보대우	안기현	19580622	축구단장	축구단 담당부장	인천체육전문대
상무보	안동기	19600102	SESL법인장	SESL법인장	아주대
상무보	안명욱	19600115	STA 담당임원	SELA 담당부장	경북대
상무보	안중구	19570717	SELA법인장	SAMCOL법인장	한양대
상무보	안중현	19630310	경영기획팀 담당임원	경영기획팀 담당부장	한국과학기술원(碩士)
상무보	안찬영	19600403	인사팀 담당임원	구주 인사팀장	계명대
상무보	엄상률	19591219	SAVINA법인장	SEPCO법인장	부산대
상무보	유석운	19591122	LCD 설비구매팀장	반도체 구매팀 담당부장	성균관대
상무보	유영복	19540609	SIEL 생산Div장	영상 해외기술팀 담당과장	인천전문대
상무보	유재영	19581215	디지털AV 전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	성균관대
상무보	은주상	19580712	디지털프린팅 전략마케팅팀 담당임원	SER 담당임원	한국외국어대
상무보	이경구	19590401	네트워크 지원팀장	네트워크 지원팀 담당부장	연세대
상무보	이동철	19620501	메모리 기술기획팀장	일본본사 담당부장	연세대
상무보	이병식	19580407	SSKMT법인장	SSKMT 담당부장	경북대
상무보	이석준	19621109	해외지원팀 담당임원	해외지원팀 담당임원	Washington Univ. in St. Louis(博士)
상무보	이영진	19610314	Global ERP T/F 담당임원	경영혁신팀 담당부장	한국과학기술원(博士)
상무보	이용	19600525	생활가전 경영지원팀 담당임원	반도체 인사팀 담당부장	중앙대
상무보	이웅무	19621102	메모리 전략마케팅팀 담당임원	메모리 전략마케팅팀 담당부장	인하대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보대우	이인정	19611023	법무팀 담당임원	법무팀 담당부장	Franklin Pierce Law Center(碩士)
상무보	이정영	19641101	LCD 생산기술팀장	LCD 공정개발팀 수석	한국과학기술원(博士)
상무보	이준영	19590727	SEH법인장	영상디스플레이 구매팀 담당임원	숭실대
상무보	이충로	19580525	Tehran지점장	GMO 상품전략팀 담당부장	한국과학기술원(碩士)
상무보	이하동	19590529	디지털프린팅 Global제조팀장	디지털프린팅 제조팀 담당부장	경북대
상무보	이학동	19590607	무선 제품기술팀 담당임원	무선 제조기술팀 담당부장	경북대
상무보	임금옥	19600624	국내영업 전략유통영업팀 담당임원	국내영업 경원지사장	조선대
상무보	임석우	19611110	경영지원팀 담당임원	기획팀 담당과장	서울대(碩士)
상무보	임선흥	19590405	CIS 마케팅팀장	GMO 브랜드전략팀장	Univ. of Illinois,Urbana-Champaign(碩士)
상무보	임종권	19571123	무선 구매팀 담당임원	무선 개발팀 담당부장	숭실대
상무보	장성기	19590114	IT Display센터 인사팀장	에카 지원팀 담당부장	고려대(碩士)
상무보대우	장성수	19611213	개발사업팀 담당임원	재경팀 담당임원	국민대
상무보	장유춘	19600224	중국IPC장	홍콩IPC장	한양대
상무보	장재수	19620720	통신 경영지원실 담당임원	DALLAS연구소 담당부장	Syracuse Univ.(碩士)
상무보	전현구	19581221	SYS.LSI 품질팀장	SYS.LSI 품질팀 수석	성균관대(碩士)
상무보	조기형	19600311	STA 담당임원	SEA 담당과장	한국외국어대
상무보	조용철	19620117	회장실1팀 담당임원	런던지사 담당과장	서강대
상무보	조창규	19580619	국내영업 전략유통영업팀 담당임원	국내영업 신유통영업팀 담당부장	중앙대
상무보	주은기	19610128	기획홍보팀 담당임원	감사팀 담당임원	한국과학기술원(碩士)
상무보	지정환	19580306	일본본사 담당임원	SYS.LSI MEDIA팀 담당차장	한양대
상무보	최규상	19581009	메모리 TW팀장	메모리 설비기술팀 담당부장	광운대
상무보	최근철	19581219	LCD 기흥지원팀장	멕시코복합단지 담당임원	서강대
상무보	토마스권	19620515	SSI 담당임원	SSI 담당임원	Univ.of Illinois,Urbana-Champaign
상무보	표현철	19600513	무선 전략마케팅팀 담당임원	SEI 담당과장	중앙대
상무보대우	한동훈	19570209	반도체 환경안전팀장	반도체 환경안전팀 담당부장	성균관대
상무보	한승환	19640709	인사지원팀 담당임원	인력팀 담당부장	서울대
상무보	허담	19571213	SSI 담당임원	반도체 지원팀 담당부장	고려대
상무보	황성수	19620225	SENA법인장	홍보팀 담당임원	State Univ. of New York, Buffalo(碩士)
상무보	강완모	19580609	LCD Module팀장	비데오 Global CS 담당부장	아주대(碩士)
상무보	곽준연	19610106	종합기술원 담당임원	종합기술원 담당부장	한국과학기술원(碩士)
상무보	김근배	19620612	구주 인사팀장	인력팀 담당부장	서울대
상무보	김문수	19630122	GMO 브랜드전략팀장	SEF 담당부장	고려대
상무보	김원영	19581127	메모리 제조지원팀장	메모리제조담당 부장	한국과학기술원(碩士)
상무보	김유영	19581004	SIEL 영업Div장	비데오 전략마케팅팀 담당부장	한국외국어대
상무보	김재훈	19600410	디스플레이전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	한국외국어대
상무보	김재흥	19590123	SYS.LSI Command Center장	SYS.LSI 공정관리팀 수석	숭실대
상무보	김정욱	19641002	동남아 마케팅팀장	SAPL 담당부장	한국과학기술원(碩士)
상무보	김철진	19571125	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	한양대(碩士)
상무보	김태혁	19590716	DP센터 제조팀장	Device Packaging센터 제조2팀장	단국대
상무보	김한기	19600607	반도체 기획팀 담당임원	메모리 기획팀 담당부장	한양대(碩士)
상무보대우	김형근	19570826	생활가전 금형팀장	시스템가전 냉기개발팀 수석	한국과학기술원(碩士)
상무보	노승만	19590725	기획홍보팀 담당임원	홍보팀 담당부장	경희대
상무보	노태균	19591010	시스템가전 구매팀장	구매전략팀 담당부장	한양대
상무보	노희찬	19611001	구주 경영지원팀장	재무팀 담당부장	연세대
상무보	류택원	19580923	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	경북대(碩士)
상무보	민정기	19591226	SYS.LSI 기획팀장	SYS.LSI 기획팀 담당부장	성균관대
상무보	박남호	19580628	SAS 담당임원	동남아총괄 담당부장	San Francisco State Univ.(碩士)
상무보	박병은	19600527	무선 구매팀 담당임원	무선 상품기획팀 담당임원	부산대
상무보	박상득	19601005	CS경영 개발품질보증팀장	CS경영 원류품질혁신팀 담당부장	연세대(碩士)
상무보	박상준	19590910	메모리 품질팀 담당임원	메모리 품질팀 수석	영남대
상무보	박세흥	19571117	SIEL 담당임원	국내영업 경영지원팀 담당부장	금오공대
상무보	박제형	19571222	SGE법인장	SIEL 담당부장	경희대
상무보	방용주	19561107	CTO 기술기획팀 담당임원	CTO 기술기획팀 담당부장	연세대(碩士)
상무보	서용호	19541217	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당부장	단국대
상무보	송근성	19630216	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	연세대
상무보	송주호	19591106	국내영업 애니콜영업팀 담당임원	무선 해외영업팀 담당부장	한국외국어대
상무보	심혁재	19580607	SEPCO법인장	비데오 전략마케팅팀 담당부장	성균관대
상무보	양영찬	19590429	SESK 담당임원	LCD 기흥지원팀장	홍익대
상무보	양원택	19581106	서남아 경영지원팀장	디지털프린팅 지원팀 담당부장	경북대(碩士)
상무보	어영수	19591214	LCD 품질팀장	LCD 품질팀 담당부장	광운대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보	우종상	19610718	러시아연구소장	러시아연구소부소장	단국대(碩士)
상무보	윤두표	19601006	무선 제품기술팀 담당임원	무선 CS팀 담당부장	경북대
상무보	윤승로	19620310	무선 전략마케팅팀 담당임원	재무팀 담당부장	서울대
상무보	이남혁	19590405	일본본사 담당임원	디지털미디어 경영지원팀 담당부장	건국대
상무보	이동진	19560803	CTO 개발혁신팀 담당임원	CTO 개발혁신센터 담당부장	Univ. of Arizona(碩士)
상무보대우	이수형	19640301	법무실 담당임원	법무실 담당임원	한양대
상무보	이순영	19600517	무선 제조팀 담당임원	무선 제조팀 담당부장	성균관대
상무보	이승구	19580816	SEH 영업Div장	EVO 담당부장	서강대
상무보	이위수	19580129	메모리 FAB팀장	SAS 수석	서강대
상무보	이재호	19631227	LCD 기술기획팀장	LCD 경영지원실 담당부장	서울대
상무보	이준수	19630917	인사팀 담당임원	인사팀 담당부장	서울대
상무보	이진중	19600721	SESY법인장	중국 마케팅팀 담당부장	성균관대
상무보	이채규	19600719	TSTC 공장장	SSKMT 담당부장	경남대
상무보	이태성	19580625	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당부장	숭실대
상무보	이흥식	19570525	중국 물류팀장	중국 경영지원팀 담당부장	경상대
상무보	임상모	19630603	경영혁신팀 담당임원	경영혁신팀 담당부장	Univ. of Illinois,Urbana-Champaign(碩士)
상무보	장영철	19580713	메모리 시스템기술팀장	메모리 시스템기술팀 수석	한양대
상무보대우	정상욱	19590524	시스템가전 전략마케팅팀 담당임원	시스템가전 전략마케팅팀 수석	서울대
상무보	정성운	19560908	스토리지 제품기술팀장	스토리지 제조팀 담당부장	광운대
상무보대우	정정규	19581120	경영혁신팀 담당임원	경영혁신팀 담당부장	영남대
상무보	정해진	19580809	중남미 경영지원팀장	SELA 담당부장	성균관대
상무보	조낙봉	19600102	SEBJ법인장	중국본사 담당임원	한국과학기술원(碩士)
상무보	조재철	19591015	중국 CS팀장	CS경영 글로벌SVC팀 담당부장	한양대
상무보	최경식	19620308	디지털AV Solution사업팀 담당임원	북미 마케팅팀 담당부장	한양대(碩士)
상무보	최구연	19621021	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당부장	한양대
상무보	최윤호	19620111	경영지원팀 담당임원	해외지원팀 담당부장	성균관대
상무보	한광섭	19610512	기획홍보팀 담당임원	홍보팀 담당부장	성균관대
상무보	한영준	19580913	반도체 경영혁신팀 담당임원	반도체 경영혁신팀 담당부장	아주대(碩士)
상무보	홍성직	19590320	SECH법인장	해외지원팀 담당부장	성균관대
상무보	황해진	19590509	컴퓨터시스템 Global CS팀장	컴퓨터 개발팀 담당부장	아주대(碩士)
연구위원	류병일	19520910	반도체연구소장	반도체연구소장	서강대(碩士)
연구위원	변현근	19571017	메모리 SRAM개발팀장	메모리 SRAM개발팀장	경북대
연구위원	정용우	19520304	Dallas연구소장	DALLAS연구소장	서강대
연구위원	공정택	19580403	메모리 CAE팀장	메모리 CAE팀장	Duke Univ.(博士)
연구위원	김종민	19560513	종합기술원 담당임원	종합기술원 담당임원	New Jersey Inst. of Technologies(博士)
연구위원	김창현	19591203	메모리 ATD팀장	DRAM3팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	박재찬	19560919	종합기술원 담당임원	종합기술원 수석	Princeton Univ.(博士)
연구위원	손효인	19560416	스토리지 개발팀장	스토리지 개발팀장	서울대(碩士)
연구위원	예광해	19570828	종합기술원 담당임원	종합기술원 담당임원	State Univ. of New York, Buffalo(博士)
연구위원	이석선	19581128	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	서강대
연구위원	이승원	19531125	네트워크 시스템개발팀 담당임원	IMT2000시스템연구팀 담당임원	한양대
연구위원	장정식	19570806	네트워크 시스템개발팀 담당임원	이동통신사업팀 담당임원	경북대
연구위원	조병덕	19550530	통신연구소장	무선 개발실장	연세대
연구위원	조수인	19561213	메모리 DRAM개발실장	DRAM개발실장	아주대(碩士)
연구위원	김경현	19610828	LCD 액정기술팀장	LCD 개발팀 수석	Tokyo Tech.(博士)
연구위원	김기남	19580414	메모리 차세대연구팀장	메모리 차세대연구팀장	Univ. of California, LA(博士)
연구위원	김동환	19580405	컴퓨터 개발팀 담당임원	컴퓨터 Global CS팀장	아주대(碩士)
연구위원	김봉균	19590314	무선 개발실 담당임원	차세대단말팀 담당임원	성균관대(碩士)
연구위원	김봉남	19610620	SYS.LSI Mobile DDI설계팀장	SYS.LSI DDI개발팀 담당임원	한양대
연구위원	김석기	19621019	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한양대
연구위원	김세현	19600224	CTO 개발혁신팀장	개발혁신센터 수석	부산대(碩士)
연구위원	김영철	19521026	디지털프린팅 개발팀장	LCD개발팀 수석	성균관대(博士)
연구위원	김완배	19570824	LCD 개발팀장	LCD개발팀 수석	동국대(碩士)
연구위원	김용석	19590820	통신연구소 무선부품연구팀 담당임원	통신연구소 Modem연구팀 수석	성균관대(碩士)
연구위원	김진태	19551030	SYS.LSI DDI사업개발팀장	LDI개발팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	노광춘	19520517	가전연구소 담당임원	종합기술원 담당임원	연세대(博士)
연구위원	문주태	19620620	메모리 공정개발팀장	반도체 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	박규찬	19600716	메모리 소자연구팀 담당임원	메모리 SRAM/Flash PA팀 담당임원	한국과학기술원(博士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	박상규	19600421	무선 개발실 담당임원	무선 개발팀 수석	한양대
연구위원	박성배	19580812	SYS.LSI SOC연구소 담당임원	SYS.LSI SOC연구소 수석	고려대(碩士)
연구위원	배승균	19581207	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	서강덕	19561002	메모리 SRAM/Flash개발실장	메모리 Flash개발팀장	한국과학기술원(博士)
연구위원	서동일	19611117	메모리 DRAM팀장	DRAM설계팀 담당차장	연세대
연구위원	성학경	19601121	생산기술연구소 기반기술팀장	Micro Nano기술연구팀장	Tokyo Institute of Tech(博士)
연구위원	소병세	19620917	메모리 Module개발팀장	메모리 DRAM설계실 수석	Univ. of Wisconsin. Madison(博士)
연구위원	오경석	19601001	메모리 DRAM PA팀장	DRAM제품팀 선임	서울대(碩士)
연구위원	오세용	19541215	메모리 IPT실장	PKG기술팀장	MIT(博士)
연구위원	우문균	19590213	DSC 개발팀 담당임원	종합기술원 수석	성균관대
연구위원	유문현	19590411	메모리 CAE팀 담당임원	CAE팀 수석	인하대
연구위원	유인경	19530116	종합기술원 담당임원	종합기술원 수석	미국기타대(博士)
연구위원	유제환	19621217	메모리 DRAM팀장	DRAM설계팀 수석	연세대(碩士)
연구위원	이강훈	19590517	통신연구소 차세대단말팀장	무선 개발팀 담당임원	경북대(碩士)
연구위원	이배원	19600301	LCD 전략마케팅팀 담당임원	LCD 고객기술지원팀장	한국과학기술원(碩士)
연구위원	이용희	19620207	SYS.LSI Image개발팀장	Mobile Solution개발실 담당임원	North Carolina State Univ.(博士)
연구위원	이원성	19590125	메모리 SRAM/Flash PA팀장	DRAM PA팀 담당임원	Stanford大(博士)
연구위원	이원식	19560727	메모리 차세대연구팀장	메모리 기술센터장	Univ. of Maryland, Coll. Park(博士)
연구위원	이용태	19600719	SYS.LSI 상품기획팀장	SYS.LSI 상품기획팀 담당임원	한국과학기술원(博士)
연구위원	이응상	19640205	LCD 개발팀장	Mobile Display개발팀 수석	東北大學(Tohoku Univ.)(博士)
연구위원	이인호	19600718	컴퓨터 서버팀장	컴퓨터 서버사업팀 수석	경북대(碩士)
연구위원	이종식	19610822	메모리 Flash PE팀장	메모리 Flash개발팀 담당임원	인하대
연구위원	이진석	19580828	메모리 DRAM PE팀장	메모리 DRAM PE팀장	경북대
연구위원	이철우	19570723	스토리지 개발팀 담당임원	Opto Mecha개발팀장	Osaka Univ.(博士)
연구위원	이철환	19541113	무선 개발팀장	무선 개발팀 담당임원	경북대
연구위원	임순권	19550921	LCD연구소 공정개발팀장	AMLCD Mobile Display제조팀장	경북대
연구위원	전영목	19591009	무선 개발실 담당임원	무선 개발팀 수석	고려대(碩士)
연구위원	전준영	19620516	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	정붕영	19550209	종합기술원 담당임원	SYS.LSI SOC연구소 담당임원	Univ. of California, LA(博士)
연구위원	정세웅	19621010	SYS.LSI Media개발팀장	Home Solution P/J長	Univ. of Colorado, Boulder(博士)
연구위원	정우인	19610315	메모리 공정개발팀 담당임원	메모리 공정개발팀 수석	한국과학기술원(博士)
연구위원	정은승	19600822	SYS.LSI SOC PA팀장	SYS.LSI 기술개발실 수석	Univ. of Texas, Arlington(博士)
연구위원	정태홍	19610908	DTV선행개발T/F Chip개발 담당임원	디지털미디어 Home Solution팀장	한양대
연구위원	조성현	19531114	컴퓨터 개발팀장	컴퓨터 개발팀 담당임원	서울대
연구위원	조원상	19550321	네트워크 Internet Infra사업팀 담당임원	네트워크 I/Infra개발팀장	동국대(碩士)
연구위원	조재문	19610817	디지털미디어 Core Tech팀장	IT Solution팀 담당임원	한국과학기술원(博士)
연구위원	채종원	19581231	가전연구소 담당임원	가전연구소 담당임원	항공대(碩士)
연구위원	천인석	19581016	통신 경영지원실 담당임원	네트워크 시스템개발팀 담당임원	영남대(碩士)
연구위원	최광수	19590126	LCD Panel기술팀장	LCD 제품기술팀장	東京工業大(博士)
연구위원	최민호	19561225	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 담당임원	인하대
연구위원	최승철	19631002	무선 개발실 담당임원	무선 개발팀 수석	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	서울시립대
연구위원	최정혁	19620308	메모리 Flash PA팀 담당임원	메모리 차세대연구팀 담당임원	인하대
연구위원	한우성	19580602	메모리 Photomask팀장	공정개발팀 수석	스위스연방공과대(博士)
연구위원	감도영	19600521	생산기술연구소 장비기술연구팀 담당임원	메카 장비개발팀장	경북대(碩士)
연구위원	강기상	19580208	메모리 F/E TEST기술팀장	메모리 TEST기술팀 담당임원	연세대(碩士)
연구위원	고성수	19500918	무선 기구개발팀장	무선 개발실 담당임원	한양공고
연구위원	곽병현	19630428	메모리 DRAM PE팀 담당임원	메모리 DRAM PE팀 수석	경북대
연구위원	곽충근	19580619	메모리 ATD팀 담당임원	메모리 SRAM개발팀 담당임원	단국대(碩士)
연구위원	구형모	19601224	시스템가전 공조개발팀 담당임원	시스템가전 공조개발팀 수석	한국과학기술원(博士)
연구위원	권도현	19621122	유럽연구소장	무선 개발실 담당임원	호주 아들레이드대(博士)
연구위원	김경태	19570422	메모리 Flash PA팀 담당임원	메모리 차세대연구2팀 담당임원	한국과학기술원(博士)
연구위원	김동일	19590613	생산기술연구소 생산기술혁신팀 담당임원	메카 자동화시스템개발팀장	서울대(博士)
연구위원	김상룡	19570824	종합기술원 담당임원	종합기술원 담당임원	한국과학기술원(博士)
연구위원	김용근	19591215	디지털프린팅 개발팀 담당임원	디지털프린팅 C-PINTER팀 담당임원	서울대(碩士)
연구위원	김용재	19620415	디지털미디어 Mobile Solution팀장	디지털미디어 Platform Solution팀 담당임원	아주대(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	김진자	19570103	무선 개발실 담당임원	무선 개발팀 수석	Loyola Marymount Univ.(碩士)
연구위원	김창용	19591218	종합기술원 담당임원	종합기술원 수석	한국과학기술원(博士)
연구위원	김치우	19601127	LCD MD공정개발팀장	LCD LTPS팀장	Univ. of Texas, Austin(博士)
연구위원	김태수	19590513	컴퓨터 개발팀 담당임원	컴퓨터 개발팀 수석	한국과학기술원(碩士)
연구위원	김필영	19580521	네트워크 Internet Infra사업팀 담당임원	네트워크 시스템개발팀 담당임원	경북대
연구위원	김헌배	19600606	무선 개발팀장	무선 개발팀 수석	숭실대
연구위원	김형걸	19530329	LCD Mobile Display개발팀장	종합기술원 담당임원	Univ. of Detroit Mercy(碩士)
연구위원	김희덕	19630113	무선 개발실 담당임원	무선 개발실 수석	광운대(碩士)
연구위원	박노열	19590209	스토리지 개발팀 담당임원	종합기술원 담당임원	연세대(碩士)
연구위원	박동건	19590218	메모리 소자연구팀장	메모리 차세대연구팀 담당임원	Univ. of California, Berkeley(博士)
연구위원	박범철	19611005	디지털AV 개발팀 담당임원	비디오 개발팀 담당임원	성균관대
연구위원	박영순	19581006	디지털AV 개발팀 담당임원	비디오 개발팀 담당임원	광운대
연구위원	박영욱	19630412	반도체 기획팀 담당임원	메모리 공정기술팀 담당임원	한국과학기술원(博士)
연구위원	박용조	19620306	종합기술원 담당임원	종합기술원 수석	Carnegie Mellon Univ.(博士)
연구위원	박현덕	19581225	SYS.LSI 제품기술팀장	SYS.LSI 기술개발실 수석	인하대
연구위원	서광벽	19540812	SYS.LSI ASIC/Foundry사업팀장	SYS.LSI 기술개발실장	North Carolina State Univ.(博士)
연구위원	서양석	19511203	종합기술원 담당임원	종합기술원 담당임원	Univ. of Pennsylvania(博士)
연구위원	서중언	19590426	디지털AV 개발팀 담당임원	Media Solution팀 수석	한국과학기술원(碩士)
연구위원	석준형	19490201	LCD연구소장	AMLCD 개발팀장	Drexel Univ.(碩士)
연구위원	신동호	19590118	메모리 DRAM PA팀 담당임원	메모리 DRAM PA팀 수석	한국과학기술원(博士)
연구위원	어길수	19580216	디지털미디어 S/W Solution팀장	IT Solution팀 담당임원	한국과학기술원(博士)
연구위원	윤부근	19530206	영상디스플레이 개발팀장	영상디스플레이 Global운영팀장	한양대
연구위원	윤성흠	19600705	무선 개발실 담당임원	무선 개발실 수석	광운대
연구위원	이강석	19610327	스토리지 개발팀 담당임원	스토리지 개발팀 수석	서울대(碩士)
연구위원	이상대	19570609	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이상업	19611029	무선 개발실 담당임원	무선 개발팀 수석	동국대
연구위원	이수철	19620802	SYS.LSI DDI PA팀장	LSI제품기술팀 수석	서강대
연구위원	이효건	19620119	영상디스플레이 개발팀 담당임원	IT Solution팀 수석	한국과학기술원(博士)
연구위원	임창수	19571121	네트워크 시스템개발팀 담당임원	IMT-2000 시스템연구팀 수석	경북대
연구위원	장계언	19580409	SYS.LSI Panel DDI설계팀장	SYS.LSI DDI개발팀 수석	삼성전자기술대학
연구위원	장기수	19610309	종합기술원 담당임원	중앙연구소 담당차장	한국과학기술원(碩士)
연구위원	장인식	19590328	LCD SL개발팀장	LCD 개발팀 수석	한양대
연구위원	정순효	19561102	무선 개발실 담당임원	무선 개발팀 담당부장	연세대
연구위원	정재익	19601208	무선 개발실 담당임원	무선 개발팀 담당부장	경북대
연구위원	정중호	19590322	통신연구소 무선부품연구팀 담당임원	통신연구소 차세대시스템팀 담당임원	경북대(碩士)
연구위원	정칠희	19570109	SYS.LSI C&M개발팀장	LSI개발팀장	Michigan State Univ.(博士)
연구위원	정태영	19590324	메모리 차세대연구팀 담당임원	메모리 DRAM PA팀 담당임원	한국과학기술원(博士)
연구위원	진교영	19620826	메모리 차세대연구팀 담당임원	메모리 차세대연구팀 수석	서울대(博士)
연구위원	최규명	19590911	SYS.LSI CAE팀 담당임원	SYS.LSI CAE센터 수석	Univ. of Pittsburgh(博士)
연구위원	최영규	19610329	디지털AV 개발팀 담당임원	디지털미디어 Mobile Convergence 팀장	서울대(碩士)
연구위원	최재구	19590515	무선 개발실 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	최환영	19610911	종합기술원 담당임원	중앙연구소 수석	연세대(博士)
연구위원	한백희	19581118	영상디스플레이 개발팀 담당임원	DTV개발팀 수석	경희대
연구위원	강병창	19551218	종합기술원 담당임원	통신연구소 N/W연구팀 담당임원	Univ. of Minnesota, Twin Cities(博士)
연구위원	강효규	19610929	SYS.LSI 차세대개발팀장	SYS.LSI 기술개발실 담당임원	Stanford Univ.(博士)
연구위원	김경호	19610203	통신연구소 무선부품연구팀장	통신연구소 Modem연구팀 담당임원	한국과학기술원(博士)
연구위원	김기준	19590312	메모리 DRAM PA팀 담당임원	메모리 SRAM개발팀 담당임원	東北大學(Tohoku Univ.)(博士)
연구위원	김기호	19580807	통신연구소 차세대시스템팀장	종합기술원 담당임원	Univ. of Texas, Austin(博士)
연구위원	김남덕	19610405	LCD 선행제품개발팀장	LCD Display Device팀 수석	한국과학기술원(博士)
연구위원	김동우	19620210	무선 개발실 담당임원	무선 개발팀 수석	경남대
연구위원	김문곤	19600612	SYS.LSI C&M개발팀 담당임원	SYS.LSI 기반설계팀 수석	경북대(碩士)
연구위원	김병익	19600717	종합기술원 담당임원	종합기술원 수석	서울대(碩士)
연구위원	김병환	19581227	무선 개발팀 담당임원	무선 개발팀 수석	고려대
연구위원	김상수	19560709	LCD개발실장	AMLCD 개발팀장	North Carolina State Univ.(博士)
연구위원	김상학	19621227	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	아주대
연구위원	김세진	19630822	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	김영근	19540702	디지털미디어 System Solution팀장	디지털미디어 Platform개발팀 수석	경희대
연구위원	김영기	19620107	통신연구소 WiBro사업추진단장	네트워크 시스템개발팀장	Univ. of Southern California(博士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	김영주	19560822	소프트웨어연구소 SE팀장	소프트웨어센터장	한국과학기술원(博士)
연구위원	김영환	19581214	무선 개발팀장	무선 제품기술팀장	경북대
연구위원	김옥현	19600406	무선 개발실 담당임원	무선 개발팀 수석	Univ. of Alabama, Hunstsville(博士)
연구위원	김재휘	19550410	SYS.LSI SOC연구소 담당임원	SYS.LSI Core개발팀 담당임원	광운대
연구위원	김철민	19620724	디지털AV Solution사업팀 담당임원	비데오 개발팀 수석	동국대
연구위원	김태식	19580820	소프트웨어연구소 SE팀 담당임원	CTO 소프트웨어센터 수석	한국과학기술원(碩士)
연구위원	김현석	19610123	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	Portland State Univ.(碩士)
연구위원	김형균	19560108	세탁기사업팀 개발팀 담당임원	리빙 개발팀 수석	Tokyo Tech.(博士)
연구위원	류영무	19631204	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	박길재	19650524	무선 개발실 담당임원	무선 개발팀 수석	연세대(碩士)
연구위원	박동수	19620604	통신연구소 WiBro시스템팀 담당임원	네트워크 시스템개발팀장	한국과학기술원(博士)
연구위원	박병하	19600405	SYS.LSI RF개발팀장	SOC연구소 담당임원	Georgia Inst. of Tech.(博士)
연구위원	박영준	19610227	영상디스플레이 개발팀 담당임원	DM연구소 담당임원 담당임원	서울대
연구위원	박용종	19580901	시스템가전 냉기개발팀장	냉기시스템개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 DRAM PA팀 담당임원	반도체연구소 담당임원	한국과학기술원(博士)
연구위원	박유근	19581216	CTO 기술기획팀 담당임원	종합기술원 담당임원	Stanford Univ.(博士)
연구위원	박인식	19570925	디지털미디어 Storage Solution팀장	Media Solution팀장	서울대(碩士)
연구위원	박진혁	19620220	LCD 개발팀장	LCD 개발팀 수석	인하대
연구위원	박희원	19581201	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	Ruhr Universitaet(博士)
연구위원	송영회	19621201	메모리 IPT팀장	메모리 IPT팀 수석	고려대
연구위원	송창룡	19600905	메모리 공정기술팀장	메모리 공정기술팀 책임	고려대
연구위원	신동호	19580425	디지털AV 개발팀장	비데오 개발팀장	연세대(博士)
연구위원	신재경	19630131	메모리 MCP팀장	메모리 SRAM/NVM개발실 수석	서울대(碩士)
연구위원	신종균	19560116	무선 개발실장	무선 개발팀장	광운대
연구위원	심창섭	19520506	네트워크 시스템개발팀장	N/W연구팀장	한국과학기술원(博士)
연구위원	심현섭	19581026	메모리 B/E Test기술팀장	메모리 TEST기술팀 수석	건국대
연구위원	오수열	19600714	통신연구소 WiBro시스템팀 담당임원	네트워크 이동통신사업팀 수석	아주대
연구위원	윤면기	19600104	무선 개발실 담당임원	통신연구소 N/W연구팀 수석	인하대(碩士)
연구위원	윤백	19600518	시스템가전 공조개발팀장	공조시스템사업팀 수석	Univ. of California, LA(博士)
연구위원	윤원주	19610214	네트워크 시스템개발팀 담당임원	W-CDMA개발팀장	경북대
연구위원	이강윤	19610619	반도체연구소 담당임원	메모리 DRAM PA팀 수석	한국과학기술원(博士)
연구위원	이경진	19591028	SYS.LSI DDI PE/TEST팀장	LSI개발실 수석	인하대
연구위원	이석근	19630108	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	이원식	19620711	무선 개발실 담당임원	무선 개발팀 수석	Texas A&M-College(碩士)
연구위원	이재민	19581225	무선 개발실 담당임원	IMT-2000 단말연구팀 수석	한국과학기술원(博士)
연구위원	이정순	19610105	통신연구소 차세대단말팀 담당임원	통신연구소 차세대단말팀담당임원	경북대
연구위원	이창섭	19591218	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	연세대(碩士)
연구위원	이현덕	19610307	반도체연구소 담당임원	메모리 공정개발팀 수석	Univ. of Florida(博士)
연구위원	임영호	19630904	메모리 Flash설계팀장	메모리 SRAM/NVM개발실 수석	경북대
연구위원	장용성	19630912	무선 개발실 담당임원	무선 개발팀 수석	연세대(博士)
연구위원	장태석	19630420	LCD 광원기술팀장	LCD 광기구개발팀 수석	Univ. of Michigan, Ann Arbor(博士)
연구위원	장혁	19621206	종합기술원 담당임원	종합기술원 수석	Univ. of Utah(博士)
연구위원	전영현	19601220	메모리 DRAM팀장	메모리 DRAM팀장	한국과학기술원(博士)
연구위원	정광영	19590720	디지털프린팅 개발팀 담당임원	프린터 개발팀 수석	경북대(碩士)
연구위원	정규하	19520123	LCD연구소 OLED개발팀장	LCD연구소 Display Device팀장	MIT(博士)
연구위원	정태성	19601118	메모리 상품기획팀장	DRAM설계팀 수석	Univ. of Wisconsin, Madison(博士)
연구위원	정흥식	19620527	반도체연구소 담당임원	메모리 차세대연구팀 수석	연세대(博士)
연구위원	조세제	19540412	통신연구소 WiBro시스템팀장	통신연구소 차세대시스템팀장	경북대(碩士)
연구위원	조승환	19620928	무선 개발실 담당임원	무선 개발실 담당임원	한양대(碩士)
연구위원	조중연	19630517	무선 개발실 담당임원	무선 개발팀 수석	서울시립대
연구위원	조한구	19580905	메모리 공정개발팀 담당임원	메모리 공정개발팀 수석	Univ. of Arizona(博士)
연구위원	천방훈	19570619	소프트웨어연구소 Mobile S/W Platform팀장	소프트웨어센터 담당임원	서울대
연구위원	최영준	19630109	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	동국대
연구위원	최윤호	19600329	메모리 Flash Solution개발팀장	SRAM/NVM개발실 담당임원	서울대
연구위원	최정달	19640716	반도체연구소 담당임원	메모리 차세대연구팀 수석	경북대
연구위원	최주선	19630521	메모리 DRAM팀장	메모리 ATD팀 수석	한국과학기술원(博士)
연구위원	최형	19611024	종합기술원 담당임원	중앙연구소 수석	연세대(博士)

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
연구위원	홍창완	19581130	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 담당임원	서울대
연구위원	황은섭	19621105	무선 개발실 담당임원	무선 개발팀 수석	경북대(碩士)
고문	구본국	19451220	기술고문		서울대
고문	천경준	19470408	기술총괄 고문		경북대(碩士)
고문	김원	19481030	소프트웨어연구소 고문		Univ. of Illinois,Urbana-Champaign(博士)
고문	다나카사카에	19540118	LCD 기술기획팀 고문		나고야대
고문	오츠카	19470423	생산기술연구소 금형기술팀 고문		마츠시다 전기공학원(高敎)
고문	이시다	19481105	생산기술연구소 고문		Waseda Univ.(碩士)
고문	하마무라	19470211	CTO 개발혁신팀 고문		Tokyo Univ.(博士)
고문	카와세	19580519	디자인연구소 고문		武藏野美術大學
고문	쿠로사와	19480227	영상디스플레이 개발팀 고문		일본대(博士)
고문	오오타	19490331	영상전략마케팅팀 고문		熊本工業高等學校
고문	기보마사오	19430308	디지털AV 개발팀 고문		영성대학
고문	야마무로	19460101	컴퓨터시스템 고문		Waseda Univ.(碩士)
고문	타케키다	19440621	디지털프린팅 고문		일본대(碩士)
고문	홍성표	19501009	무선 전략마케팅팀 고문		서울대
고문	카리알토넨	19571004	무선 제조팀 고문		Tietomiehe
고문	홍순호	19520831	네트워크 고문		서강대
고문	유영수	19500419	정보통신 경영지원실 고문		Santa Clara Univ.(碩士)
고문	이민영	19380811	시스템가전 Global CS팀 고문		Brown Univ.(博士)
고문	어수관	19521001	SYS.LSI SOC연구소 고문		Univ. of Arizona(碩士)
고문	센가미찌스께	19440101	CS경영 고문		무장공업대학 공학부(碩士)
고문	문병대	19410829	전사고문		고려대
고문	이종화	19470514	보좌역실		Syracuse Univ.(碩士)
고문	이수일	19400720	인사팀 고문		성균관대
고문	김준기	19450226	종합기술원 고문		Columbia Coll., Chicago(博士)
고문	박성인	19381202	삼성스포츠단 고문		영남대
고문	박영화	19460503	삼성사회공헌위원회		서울대
고문	이제훈	19400102	삼성사회공헌위원회		서울대(碩士)
고문	김현곤	19441121	고문실		서울대
상담역	임관	19341107	상담역		Northwestern Univ.(博士)
상담역	이상현	19490318	상담역		홍익대(碩士)
상담역	최우석	19400203	상담역		부산대
자문역	김서경	19530101	자문역		성균관대
자문역	김준경	19531229	자문역		인하대
자문역	로준섭	19581212	자문역		숭실대
자문역	안태호	19520521	자문역		부산대학교
자문역	오장환	19511007	자문역		성균관대
자문역	원선희	19600108	자문역		동국대
자문역	윤병배	19550420	자문역		University of Michigan(博士)
자문역	이박준	19530112	자문역		연세대
자문역	임원	19570102	자문역		한국외국어대
자문역	임창빈	19520805	자문역		Tokyo Tech.(博士)
자문역	최태봉	19590521	자문역		한국과학기술원(碩士)

※ 상기 미등기임원 현황은 반기보고서 제출일 현재 기준임.
※ 미등기 임원 보유 주식수 : 보통주 1,956,542주 / 우선주 9,089
   (이재용 상무 보통주 840,403주, 임형규 사장 외 758명 보통주 1,116,139주/우선주 9,089주)
※ 보유주식수는 최근 주주명부 폐쇄일인 '06년 6월 30일 기준임.

2. 직원의 현황

(2006년 6월 30일 현재)   (단위 : 명, 년, 백만원)

구 분	직 원 수				평균 근속년수	반기 급여총액	1인평균 급여액	비 고
	관리 사무직	생산직	기 타	합 계				
남	6,879	2,482	41,711	51,072	7.5	1,306,836	25.8	
여	1,980	23,167	6,089	31,236	3.5	487,709	15.5	
합 계	8,859	25,649	47,800	82,308	6.0	1,794,545	21.8	

※ 1인 평균급여액은 평균인원(82,180명) 기준임.

3. 노동조합의 현황

- 해당사항 없음

4. 회계 및 공시 전문인력 보유현황

구 분	보유인원	담 당 업 무	비 고
한국공인회계사	2명	재무분석, 회계처리의 적정성 검토, 결산진행, 공시관련 자료작성 등	
변호사	59명	법률자문, 계약서 검토, 공시자료의 적정성 검토 등	
법률·재무 또는 회계분야 박사학위 소지자	14명	특허, 법률자문 및 경영지원 등	

※ 변호사중 박사학위 소지자 14명임(공인회계사 중 박사학위 소지자는 없음)

VIII. 이해관계자와의 거래내용

1. 최대주주등과의 거래내용

가. 가지급금 및 대여금(유가증권 대여 포함)내역

- 해당사항 없음

나. 담보제공 내역

- 해당사항 없음

다. 채무보증 내역

○ 국내채무보증

(단위 : 천$)

성명 (법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	8,200	–	–	8,200	

※ 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련, 합작법인의 지분 50%를 인수하는
  Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가
  주식매매계약상의 담보책임에 대하여 계약 당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주)
  및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사등 나머지 주주들이 각자의 상대적지분비율에
  따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 것임.

○ 해외채무보증

(단위 : 천$)

성명(법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
S.E.A.(미주총괄법인)	계열회사	100,000			100,000	
S.A.S.(미국생산법인)	계열회사	50,000			50,000	
S.E.M.(멕시코생판법인)	계열회사	100,157	26,257		126,414	
S.E.L.A. P.A.(파나마판매법인)	계열회사	0	9,000		9,000	
S.A.M.C.O.L.(콜럼비아판매법인)	계열회사	6,341	1,382		7,723	
S.E.D.A.(브라질생판법인)	계열회사	46,645	38,541		85,186	
S.S.E.L.(영국판매법인)	계열회사	8,288		8,288	0	
S.E.H.G.(독일지주회사)	계열회사	138,522		10,636	127,886	
S.E.F.(프랑스판매법인)	계열회사	21,311		21,311	0	
S.E.N.A.(스웨덴판매법인)	계열회사	25,176	6,327		31,503	
S.E.P.O.L.(폴란드판매법인)	계열회사	65,599		28,854	36,745	
S.E.S.K(슬로바키아생산법인)	계열회사	137,232		49,152	88,080	
S.S.A.(남아공판매법인)	계열회사	0	10,103		10,103	
S.J.C.(일본판매법인)	계열회사	31,471		1,316	30,155	
S.Y.R.I.(일본연구법인)	계열회사	49,675	4		49,679	
S.A.P.L.(동남아총괄법인)	계열회사	48,458		1,136	47,322	

성명(법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
S.S.E.C.(중국소주생산법인)	계열회사	52,043	503		52,546	
S.E.H.Z.(중국혜주생산법인)	계열회사	5,000			5,000	
합 계		885,918	92,117	120,693	857,342	

라. 출자 및 출자지분 처분내역

(단위 : 백만원)

성명(법인명)	관 계	출자 및 출자지분 처분내역					비 고
		출자지분의 종류	거 래 내 역				
			기 초	증 가	감 소	기말	
삼성코닝정밀유리	계열회사	주식(보통주)	116,140	63,853	–	179,993	유상증자
STI	계열회사	주식(보통주)	5,175	4,888	–	10,063	신규출자
SEA	계열회사	주식(보통주)	752,109	310,365	–	1,062,474	유상증자
SEASA	계열회사	주식(보통주)	26,802	–	546	26,256	매각
SSCR	계열회사	주식(보통주)	1,794	1,884	–	3,678	유상증자
합 계			902,020	380,990	546	1,282,464	

마. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명 (법인명)	관 계	거 래 내 역					비 고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	980,000	1,280,000	2,260,000	17,232	운용사
합 계			980,000	1,280,000	2,260,000	17,232	

바. 부동산 매매 내역
- 해당사항 없음

사. 영업 양수·도 내역
- 해당사항 없음

아. 자산양수·도 내역
- 해당사항 없음

자. 장기공급계약 등의 내역
- 해당사항 없음

2. 주주(최대주주 등 제외)·임원·직원 및 기타 이해관계자와의 거래내용

(단위 : 백만원)

| 성 명
(법인명) | 관 계 | 계정과목 | 대여금 내역 | | | | 비 고 |
| | | | 거래내역 | | | | |
			기초잔액	당기증가	당기감소	기말잔액	
(주)인성공업 외	협력업체	단기대여금	68,424	-	24,398	44,026	
강준형 외	종업원	장기대여금	27,054	1,969	4,832	24,191	
(주)아토 외	협력업체	장기대여금	88,938	36,141	14,016	111,063	
합 계			184,416	38,110	43,246	179,280	

※ 상기 내역은 현재가치할인차금 차감 기준임.

IX. 부속명세서

기업어음(CP) 발행 현황
- 해당사항 없음

(단위 : 원)

할인(중개)금융기관	기초잔액	증 가	감 소	기말잔액	비고
은 행	-	-	-	-	-
증 권	-	-	-	-	-
보 험	-	-	-	-	-
종합금융	-	-	-	-	-
자산운용회사	-	-	-	-	-
기타금융기관	-	-	-	-	-
합 계	-	-	-	-	-

X. 기타 필요한 사항

1. 주요경영사항신고내용의 진행상황 등

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2002년 5월 23일	상장유가증권(협회등록주권)과 관련이외의 소 제기	마쓰시다 전기(주)는 삼성전자(주)(해외법인 SSI, SEA, SAS포함)에 대하여 미국 New Jersey 연방 지방법원에 DRAM관련 특허침해소송을 제기함 (소송물가액 3억불)	진행중
2005년 6월 24일	소송등의 제기·신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 6월 24일	소송등의 제기·신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 9월 30일	소송등의 제기·신청	Tadahiro Ohmi (개인발명가)는 삼성전자에 대하여 미국 텍사스주 동부지방법원 (Marshall Division)에 반도체공정관련 기술 특허에대한 특허침해소송을 제기함.	진행중
2005년 12월 22일	소송등의 제기·신청	서울보증보험 주식회사 외 13개 기관은 당사 등 삼성계열사가 1999년 9월 삼성자동차(주) 채권금융 기관들과 삼성자동차(주) 처리와 관련하여 작성한 합의서와 관련하여, 약정금 등 청구의 소 제기함	진행중
2006년 1월 31일	소송등의 제기·신청	Matsushita Electric Industrial Co., Ltd, Panasonic Corporation of North America는 삼성전자에 대하여 미국 텍사스주 동부지방법원 (Marshall Division)에 특허침해소송을 제기함.(Counter Claim)	진행중

2. 주주총회의사록 요약

주총일자	안 건	결 의 내 용	비 고
제37기 주주총회 ('06.2.28)	1. 제37기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건 2. 이사 선임의 건 　- 2-1호 : 사외이사 선임의 건 　　(정귀호, 황재성, 박오수, 윤동민, 이재웅) 　- 2-2호 : 사내이사 선임의 건 　　(이건희, 윤종용, 이윤우, 최도석) 　- 2-3호 : 감사위원회 위원 선임의 건 　　(황재성, 이갑현, 이재웅) 3. 이사 보수한도 승인의 건 　- 제36기와 동일(600억)	○ 원안대로 통과 ○ 원안대로 통과 ○ 원안대로 통과	

3. 우발채무 등
가. 중요한 소송사건 등

○ 국내소송사건

- 당사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다.

  대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 당사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다.

  현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 기타 국내소송

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
조관현	손해배상	서울중앙지방법원	2005.8 ~	90,000	당사 휴대폰 문자입력방식인 천지인에 대한 권리 주장	6/12 원고 준비서면 제출 8/23 변론준비기일
공정거래 위원회	시정조치등 취소	대법원	2004.1 ~	2,017	공정거래위원회로부터 받은 시정명령 및 과징금납부명령에 대한 취소소송	04/9/24 원고답변서 제출 05/10/27 원고 상고이유보충서 제출
기 타 29건				4,870		진행중
합 계				96,887		

※ 2006년 6월 30일 현재 당사가 국내에서 원고로 계류중인 소송사건은 8건으로서 소송가액은 약 4,168백만원이며,
피고로 계류중인 소송사건은 23건으로서 소송가액은 약 92,719백만원입니다.(삼성자동차 소송사건 제외)

○ 해외 소송사건

2006년 6월 30일 현재 당사는 해외에 소재하고 있는 Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Sony Erricsson Mobile Communications Inc., Orion IP, LLC., Agere systems Inc., Fujinon Corporation (이상:피고), Quanta Computer, Compal Electronics Inc., International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Sony Erricsson Mobile Communications Inc.(이상:원고)와 특허침해 관련 소송에 계류 중이고, SONICBLUE Inc.의 채권단, Getronics Wang., LLC.(이상:피고)와는 대금지급등과 관련된 소송에 계류 중에 있습니다.

나. 견질 또는 담보용 어음·수표 현황
   - 해당사항 없음

다. 기타의 우발채무 등

- 국내 지급보증
   2006년 6월 30일 현재 국내 채무보증금액은 7,874백만원임.

- 해외 지급보증

.

2006년 6월 30일 현재 해외 현지법인의 채무에 대하여 지급보증 (실차입기준)한 금액은 약 823,306백만원(US 857,342천$)임.

- 기타 상세내역은 제 38기 반기재무제표에 대한 검토보고서 주석 13 '우발채무와 약정사항' 참고

4. 제재현황
- 해당사항 없음

5. 결산일 이후에 발생한 중요사항
- 해당사항 없음

6. 중소기업기준 검토표 등
- 해당사항 없음

7. 공모자금 사용내역
- 해당사항 없음

(단위 : 원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-